
08045094

AHEAD OF THE CURVE

eog resources

2007 Annual Report

Financial and Operating Highlights

(In millions, except per share data, unless otherwise indicated)	2007	2006	2005
Net Operating Revenues	$ 4,191	$ 3,913	$ 3,633
Income Before Interest Expense and Income Taxes	$ 1,678	$ 1,956	$ 2,028
Net Income Available to Common Stockholders	$ 1,083	$ 1,289	$ 1,252
Total Exploration and Development Expenditures	$ 3,599	$ 2,927	$ 1,838
Other Property, Plant and Equipment Expenditures	$ 277	$ 100	$ 63
Wellhead Statistics			
Natural Gas Volumes (MMcfd)	1,470	1,337	1,216
Natural Gas Prices ($/Mcf)	$ 5.69	$ 5.74	$ 6.62
Crude Oil and Condensate Volumes (MBbld)	31.2	28.1	28.6
Crude Oil and Condensate Prices ($/Bbl)	$ 68.69	$ 62.38	$ 54.63
Natural Gas Liquids Volumes (MBbld)	12.2	9.3	7.5
Natural Gas Liquids Prices ($/Bbl)	$ 47.36	$ 40.25	$ 35.59
NYSE Price Range ($/Share)			
High	$ 91.63	$ 86.91	$ 82.00
Low	$ 59.21	$ 56.31	$ 32.05
Close	$ 89.25	$ 62.45	$ 73.37
Cash Dividends Per Common Share Declared	$ 0.36	$ 0.24	$ 0.16
Diluted Average Number of Common Shares Outstanding	247.6	246.1	244.0

The Company

EOG Resources, Inc. (EOG) is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

On The Cover

A driller operates the controls on one of the new generation of automated rigs working for EOG in the Fort Worth Barnett Shale Play. After the company identifies potential onshore reservoirs of hydrocarbons that can be unlocked through the use of horizontal drilling and enhanced completion technology, EOG moves quickly to acquire acreage and build a strong inventory of highly economic prospects.

Highlights

- In 2007, EOG reported net income available to common stockholders of $1,083 million as compared to $1,289 million for 2006.
- EOG's overall organic year-over-year production increased 11 percent and United States natural gas production grew 19 percent. The Fort Worth Basin Barnett Shale, East Texas, Mid Continent and Rocky Mountain areas led the production increases.
- Crude oil and condensate production grew by 11 percent overall and 19 percent in the United States, with the most significant increase recorded in the North Dakota Bakken Play. Natural gas liquids production increased 31 percent over 2006 with excellent results from the Fort Worth, South Texas and Rocky Mountain operating areas.
- At December 31, 2007, total company reserves were approximately 7.7 Tcfe, an increase of 944 Bcfe, or 14 percent higher than year-end 2006. From drilling alone, EOG added 1,534 Bcfe of reserves.
- EOG achieved 16 percent return on capital employed[1] for 2007 and maintained a conservative balance sheet, ending the year with a debt-to-total capitalization ratio of 14 percent.
- Following a 50 percent increase in 2007, the EOG Board of Directors again increased the cash dividend on the common stock. Effective with the dividend payable on April 30, 2008 to record holders as of April 16, 2008, the quarterly dividend on the common stock will be $0.12 per share. This reflects a 33 percent increase from 2007 to an indicated annual rate of $0.48 per share, the eighth increase in nine years.
- EOG was named to FORTUNE's list of "The 100 Best Companies to Work For" in both 2007 and 2008, the only two years it has been eligible for consideration.

[1] *Refer to reconciliation schedule on page 93.*

For information regarding forward-looking statements, see pages 38-39 of EOG's Form 10-K included herein.

For a glossary of terms see page 94.

Ahead of the Curve

EOG is at the forefront of what is being characterized as one of the greatest advancements for the North American onshore exploration and production industry in recent years. New resource plays and hydrocarbon formations that once were effectively uneconomic or only marginally profitable through development with vertical drilling now are being unlocked with horizontal wells. Our success in applying and advancing innovations in horizontal drilling and completion technology is reflected in our 2007 performance and gives us optimism for 2008 and beyond.



Loren M. Leiker *Senior Executive Vice President, Exploration* **Mark G. Papa** *Chairman and Chief Executive Officer* **Gary L. Thomas** *Senior Executive Vice President, Operations*

Horizontal Drilling and EOG's Niche

Our corporate strategy remains consistent. Rather than adding reserves through major acquisitions, EOG focuses on organic growth through the drillbit while continuing to rank as a low-cost producer with high reinvestment rates of return. We also place a high priority on maintaining a very conservative balance sheet.

Keeping that proviso in mind, EOG recognized that conventional vertical drilling would always have its place, but horizontal drilling together with improved completion techniques showed promise as a tool for turning previously bypassed reservoirs into economic resources.

Over the last eight years, we have honed our skills in identifying the rock types that hold the most potential for applying the right combination of horizontal drilling and completion technology. These breakthroughs in geologic understanding help EOG target accumulations with significant amounts of hydrocarbons in-place and locate the 'sweet spots' where the highest rate of return wells can be drilled. Through systematic experimentation with horizontal drilling and completion techniques, we then optimize reserve recoveries and production rates, turning marginal vertical plays into highly economic, larger-scale horizontal plays.

By identifying possible reservoirs amenable to horizontal drilling in areas where there is little or no activity, EOG has established a first-mover advantage in several evolving onshore North American fields. Leasing large acreage positions with many viable drilling locations provides EOG with the opportunity to drive down drilling, completion and production costs, as well as refine our completion techniques throughout the development phase of these projects.


EOG Year-End Reserves
(Bcfe)
7,745
6,802
6,194
5,647
04
05
06
07
Trinidad and United Kingdom
United States and Canada

Horizontal drilling combined with the application of optimal completion technology has become a critical tool in developing new economic resources as EOG moves forward. In 2003, 11 percent of EOG's wells in the United States were drilled using this technology. In 2008, we expect more than 50 percent of our domestic wells will be horizontal. This shift reflects both EOG and the industry's appreciation for the opportunities that can be realized through horizontal drilling in tapping remaining reserves in the United States. In 2007, 22[(2)] percent of all domestic wells drilled across the industry used the technology, versus 10[(2)] percent just three years ago.

Technology Makes the Difference

In 2007, EOG recorded strong results using horizontal drilling technology in the Fort Worth Barnett Shale, North Dakota Bakken and South Texas.

Refinements in well completion processes resulted in higher well production and reserve recovery rates for Johnson County in the Fort Worth Barnett Shale. EOG's Johnson County horizontal wells far exceeded the average peak month of production of any other operator's wells in the area. Reflecting a more efficient drilling program and improved well results, our overall natural gas production from the Barnett Shale exceeded internal estimates with EOG exiting 2007 at approximately 375 MMcfed. The Western Counties, which remain in the early stages of development, are performing as expected. EOG has implemented cost reduction measures utilizing automated rigs and fracture treatment savings, which will improve overall returns during 2008.

Overall natural gas production from the Barnett Shale exceeded internal estimates with EOG exiting 2007 at approximately 375 MMcfed.

EOG reported successful drilling from the Bakken Formation in North Dakota where we have accumulated approximately 320,000 net acres. During 2007, we increased our estimated reserves in the Bakken from 60 to approximately 80 MMbo, net. Currently, the North Dakota Bakken is the highest rate of return play in our drilling program.

In South Texas, EOG identified previously bypassed reservoirs that are amenable to horizontal drilling and by further experimenting with completion techniques, we have set up a good inventory of high rate of return drilling locations.

Also during 2007, EOG discovered several plays that we expect will have a role in driving future reserve and production growth. We developed these opportunities by focusing on previously uneconomic reservoirs using horizontal drilling and completion methods coupled with analyzing technical data from previously drilled industry wells.

Using the same techniques that gave us an early mover advantage in prolific Johnson County, we have unlocked economic crude oil reserves by extending the Fort Worth Barnett Play further north to Montague, Clay and Archer Counties. EOG has accumulated 250,000 net acres and based on initial results, the estimated reserve potential of the Fort Worth Basin crude oil play is approximately 225 to 460 MMboe, net.

LEADING WITH TECHNOLOGY




EOG Daily Production
(MMcfed)
1,233
1,433
1,561
1,729
04
05
06
07

In northwest Colorado, we have assembled 100,000 net acres in the North Park Basin, another promising horizontal crude oil play. EOG has tested one horizontal well and plans to drill an additional seven in 2008.

A new horizontal natural gas play for EOG that shows substantial potential is located in northeastern British Columbia's Horn River Basin. Although the field is in the early stages of delineation, we have assembled approximately 140,000 net acres and will drill additional development wells this year to further refine the drilling and completion processes.

During 2008, drilling and testing will be ongoing in all of these areas.

With the Fort Worth Basin and North Park Basin oil plays added to the North Dakota Bakken in EOG's portfolio, we expect to increase the proportion of crude oil and natural gas liquids in our total production mix.

The impact of these initiatives is propelling EOG forward in our quest to be the best exploration and production company in North America as measured by total stockholder returns and return on capital employed (ROCE). EOG's emphasis continues to focus on being the best — not the biggest — because growth for growth's sake carries no discernable benefits from our perspective.

The impact of these initiatives is propelling EOG forward in our quest to be the best exploration and production company in North America as measured by total stockholder returns and return on capital employed.

Robust Performance across the Board

EOG's overall performance in 2007 was rock solid. We again reported high financial returns with 16 percent ROCE[1]. For the eight-year period ended December 31, 2006, EOG's average ROCE[1] was 20 percent as compared to 8 percent for the S&P 500 Index[3].

In 2007, EOG reported an 11 percent increase in overall organic year-over-year production that included a 19 percent increase in the United States. We expect to achieve significant total company organic production growth again in 2008.

Net income available to common stockholders was $1,083 million or $4.37 per diluted share in 2007, as compared to $1,289 million or $5.24 per diluted share for 2006. EOG ended 2007 with a 14 percent debt-to-total capitalization ratio.

At December 31, 2007, EOG's total reserves were approximately 7.7 Tcfe, an increase of 944 Bcfe, or 14 percent higher than year-end 2006.

Following a 50 percent increase in 2007, EOG's Board of Directors again has increased the cash dividend on the common stock. Effective with the dividend payable on April 30, 2008 to record holders as of April 16, 2008, the quarterly dividend on the common stock will be $0.12 per share. The indicated annual rate of $0.48 per share reflects a 33 percent increase from 2007, the eighth increase in nine years.



ADVANCING THROUGH INNOVATION

EOG Cash Dividends Per Common Share Declared *($)*


.16
.24
.36
.48
05
06
07
08*

* *Indicated current level*

Outlook for the Future

At EOG, we are bullish about crude oil prices and optimistic that North American natural gas prices will provide opportunities to reinvest capital at strong rates of return.

Key to EOG's continued success is the performance, commitment, creativity and work ethic of our approximately 1,800 employees. With high innate levels of technical skills, our men and women place a high value on simultaneously growing professionally while contributing to the overall success of the company. They are outstanding in their respective fields and understandably proud of EOG's performance.

What continues to work for EOG is a corporate culture that is decidedly collaborative in nature combined with a highly decentralized operating environment that has a relatively low level of bureaucracy.

For the second consecutive year since EOG was eligible for consideration, our company was named to FORTUNE's 2008 list of "The 100 Best Companies to Work For."

Another important facet of EOG's corporate culture is our company's respect for, and adherence to, sound safety and environmental practices. Embedded in all aspects of EOG's operations, this responsibility is a priority shared by every employee throughout the United States, Canada, Trinidad and the United Kingdom.

EOG's future is dynamic. Our current portfolio has both the depth and quality to position us to deliver strong production growth for the next five years and beyond. Our goal is to develop these assets through the drillbit with a consistent strategy of maintaining one of the lowest net debt ratios in our peer group and focusing on cost control in order to deliver high returns for stockholders as measured by ROCE.

Our current portfolio has both the depth and quality to position us to deliver strong production growth for the next five years and beyond.

As EOG continues to achieve innovation in horizontal drilling and enhanced completion technology, we expect to identify and exploit other new resource plays. In this exciting industry evolution, EOG is ahead of the curve.

Chairman and Chief Executive Officer

February 28, 2008

Footnotes

(1) *Refer to reconciliation schedule on page 93.*

(2) *Smith Bits Data*

(3) *S&P Compustat*

APPLYING BREAKTHROUGH TECHNIQUES


Horn River
Basin
Canada
Wapiti
Twining/
Drumheller
Calgary
Shallow
Gas Trend
Waskada
Williston
Basin
United States
Greater Green
River Basin
Powder
River
Basin
Uinta Basin
North Park Basin
San Joaquin
Basin
Hugoton
Deep
Anadarko
Basin
Wolfcamp/
Bone Springs/
Morrow Trend
Barnett
Shale
East Texas
Salt Basin
Deep
Cotton
Valley
Tyler
Mississippi
Salt Basin
Penn
Carbonate
Trend
Wilcox - Frio
Wilcox
Trend
Lobo/
Roleta
Trend
Corpus
Christi
Frio
Trend
Gulf of Mexico
Shelf
Legend
Areas of Operation
● Offices
★ Corporate Headquarters

EOG Operations

Marcellus Shale

Worldwide	
2007 Production	631 Bcfe
2007 Year-End Reserves	7,745 Bcfe
United States	
2007 Production	432 Bcfe
2007 Year-End Reserves	5,180 Bcfe
Canada	
2007 Production	89 Bcfe
2007 Year-End Reserves	1,282 Bcfe
Trinidad and Tobago	
2007 Production	101 Bcfe
2007 Year-End Reserves	1,270 Bcfe
United Kingdom	
2007 Production	9 Bcfe
2007 Year-End Reserves	13 Bcfe


Trinidad and Tobago
Port of Spain
4(a)
U(a)
U(b)
SECC
Lower Reverse L


United Kingdom
Central North Sea
East Irish Sea
Southern Gas Basin
London



DELIVERING STRONG STOCKHOLDER RETURNS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-9743

EOG RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-0684736
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2, Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: 713-651-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. Common Stock aggregate market value held by non-affiliates as of June 30, 2007: $17,881,411,475.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. Class: Common Stock, par value $0.01 per share, 247,019,188 Shares outstanding as of February 15, 2008.

Documents incorporated by reference. Portions of the Definitive Proxy Statement for the registrant's 2008 Annual Meeting of Stockholders to be filed within 120 days after December 31, 2007 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. *Business*

General

EOG Resources, Inc., a Delaware corporation organized in 1985, together with its subsidiaries (collectively EOG), explores for, develops, produces and markets natural gas and crude oil primarily in major producing basins in the United States of America (United States), Canada, offshore Trinidad, the United Kingdom North Sea and, from time to time, select other international areas. EOG's principal producing areas are further described in "Exploration and Production" below. EOG's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are made available, free of charge, through its website, as soon as reasonably practicable after such reports have been filed with the Securities and Exchange Commission (SEC). EOG's website address is http://www.eogresources.com.

At December 31, 2007, EOG's total estimated net proved reserves were 7,745 billion cubic feet equivalent (Bcfe), of which 6,669 billion cubic feet (Bcf) were natural gas reserves and 179 million barrels (MMBbl), or 1,076 Bcfe, were crude oil, condensate and natural gas liquids reserves (see "Supplemental Information to Consolidated Financial Statements"). At such date, approximately 67% of EOG's reserves (on a natural gas equivalent basis) were located in the United States, 17% in Canada and 16% in Trinidad. As of December 31, 2007, EOG employed approximately 1,800 persons, including foreign national employees.

EOG's business strategy is to maximize the rate of return on investment of capital by controlling operating and capital costs. This strategy is intended to enhance the generation of cash flow and earnings from each unit of production on a cost-effective basis. EOG focuses its drilling activity toward natural gas deliverability in addition to natural gas reserve replacement and to a lesser extent crude oil exploration and exploitation. EOG focuses on the cost-effective utilization of advances in technology associated with the gathering, processing and interpretation of three-dimensional (3-D) seismic data, the development of reservoir simulation models, the use of new and/or improved drill bits, mud motors and mud additives, horizontal drilling, well completion and formation logging techniques and reservoir fracturing methods. These advanced technologies are used, as appropriate, throughout EOG to reduce the risks associated with all aspects of oil and gas exploration, development and exploitation. EOG implements its strategy by emphasizing the drilling of internally generated prospects in order to find and develop low cost reserves. EOG also makes select strategic acquisitions that result in additional economies of scale or land positions which provide significant additional prospects. Maintaining the lowest possible operating cost structure that is consistent with prudent and safe operations is also an important goal in the implementation of EOG's strategy.

With respect to information on EOG's working interest in wells or acreage, "net" oil and gas wells or acreage are determined by multiplying "gross" oil and gas wells or acreage by EOG's working interest in the wells or acreage.

Business Segments

EOG's operations are all natural gas and crude oil exploration and production related.

Exploration and Production

United States and Canada Operations

EOG's operations are focused on most of the productive basins in the United States and Canada.

At December 31, 2007, 84% of EOG's net proved United States and Canada reserves (on a natural gas equivalent basis) were natural gas and 16% were crude oil, condensate and natural gas liquids. Substantial portions of these reserves are in long-lived fields with well-established production characteristics. EOG believes that opportunities exist to increase production through continued development in and around many of these fields and through the application of new processes and technologies. EOG also maintains an active exploration program designed to extend fields and add new trends to its broad portfolio. The following is a summary of significant developments during 2007 and certain 2008 plans for EOG's United States and Canada operations.

United States. In the prolific Barnett Shale play of the Fort Worth Basin, EOG, which holds approximately 900,000 net acres, has become an industry leader in per well production rates through the application of advanced drilling and completion technology. In 2007, EOG continued a very active drilling program and had strong production growth. For the year, EOG drilled 293 net wells and grew production to a net average of 271 million cubic feet per day (MMcfd) of natural gas and 2.2 thousand barrels per day (MBbld) of crude oil, condensate and natural gas liquids. EOG ended 2007 with production of approximately 375 million cubic feet equivalent per day (MMcfed), net and expects to significantly grow production during 2008 with the plan to drill and complete over 400 net wells. Using innovative technology, EOG is generating significant new growth opportunities in the Fort Worth Basin that are expected to add to its future reserve and production growth potential.

The Upper Gulf Coast continued to be a growth area for EOG where 2007 net production grew 12% year over year and averaged 135 MMcfd of natural gas and 3.5 MBbld of crude oil, condensate and natural gas liquids. In 2007, EOG drilled 90 net wells in the Upper Gulf Coast area with 67 net wells in the Sligo, Minden, Carthage, Driscoll, Logansport and Appleby Fields of the Cotton Valley and Travis Peak formations in East Texas and North Louisiana. Mississippi remained a major growth area where 23 successful net wells were drilled in the Sligo and Hosston plays in South Williamsburg and two new discoveries were made in the Columbia and Whitesand Fields. EOG is currently one of the largest natural gas producers in Mississippi. EOG, which holds approximately 300,000 net acres in the Upper Gulf Coast area, will continue its growth in East Texas, Louisiana and Mississippi and plans to test several high potential impact new projects in 2008.

During 2007, EOG drilled 55 net wells in the Permian Basin, with 33 net wells drilled in the New Mexico Wolfcamp play. EOG has acquired 50,000 acres in the play and plans to drill a similar number of wells in 2008. EOG also had success with vertical oil wells in the Permo-Penn carbonates as well as horizontal wells in the Bone Spring sand. Net production averaged 82 MMcfd of natural gas and 6.9 MBbld of crude oil, condensate and natural gas liquids. Program economics remained strong through 2007 as significant acreage and new 3-D seismic data were acquired in several trends, setting up new plays for 2008 and beyond. EOG holds approximately 450,000 net acres in the Permian Basin.

EOG continued to expand its activities throughout the Rocky Mountain area where it holds approximately 1.3 million net acres. During 2007, 267 net wells were drilled. In the core areas, 187 net wells were drilled in the Uinta Basin, Utah, 38 net wells were drilled in the Moxa Arch area of Wyoming, 20 net wells were drilled in the Williston Basin, North Dakota and 19 net wells were drilled in the LaBarge Platform, Wyoming. Production from the Rocky Mountain area increased 15% with the increased drilling activity. The net average production for 2007 was 178 MMcfd of natural gas and 11.9 MBbld of crude oil, condensate and natural gas liquids. EOG expects to continue increasing exploitation drilling activity throughout the Rocky Mountain area during 2008, while maintaining an active exploration program. EOG ended 2007 producing approximately 7.0 MBbld, net, of crude oil from the Bakken play in North Dakota and will seek to significantly grow production during 2008 with 49 net wells planned.

In the Mid-Continent area, EOG drilled 117 net wells during 2007 in the Hugoton-Deep play in the Southwest Kansas/Oklahoma Panhandle and the Cleveland Horizontal play in the Texas Panhandle. The net average production for 2007 was 80 MMcfd of natural gas and 3.5 MBbld of crude oil and condensate which represents a 14% total production increase over 2006. EOG continued its strong exploration program in Southwest Kansas and was successful in finding several new Morrow and St. Louis plays. As part of the Hugoton-Deep play, EOG has eight years remaining on an approximately 900,000 gross acre, 10-year farm-in agreement from Anadarko Petroleum Company. EOG plans to continue exploiting these two core growth areas in 2008, while pursuing other exploration prospects throughout the Mid-Continent area. EOG holds approximately 500,000 net acres in the Mid-Continent area.

EOG had another successful year in South Texas and the Gulf of Mexico, drilling 91 net wells in 2007. South Texas onshore and Gulf of Mexico offshore net production averaged 209 MMcfd of natural gas and 7.8 MBbld of crude oil, condensate and natural gas liquids during 2007. The activity was focused in Webb, Zapata, San Patricio, Duval and Starr Counties, where EOG drilled successful wells in the Lobo, Roleta, Reklaw, Frio and Wilcox trends. EOG's application of horizontal drilling and completion technology in the Wilcox trend continues to expand into new areas. EOG is acquiring seismic data and leases to expand horizontal drilling technology to three additional trends in South Texas. Production from two deepwater Gulf of Mexico wells, drilled in the Atwater Valley area that was discovered in 2001, is expected to commence during the first quarter of 2008 at an initial rate of 10 MMcfd, net. Plans are to increase this rate to approximately 20 MMcfd, net after additional facilities are installed in mid-2008. Approximately 92 net wells are planned during 2008 for South Texas and the Gulf of Mexico where EOG holds approximately 550,000 net acres.

In 2007, EOG drilled 51 net wells in the Appalachian Basin where it holds approximately 310,000 net acres. Net production averaged 17 MMcfd of natural gas and 60 barrels per day of crude oil and condensate. A majority of the wells were drilled in the shallow Devonian play and 10 gross wells were drilled to evaluate the deeper Marcellus Shale. In December 2007, EOG entered into an agreement to sell the majority of its producing shallow gas assets and surrounding acreage in the Appalachian Basin to a subsidiary of EXCO Resources, Inc., an independent oil and gas company, for approximately $395 million, subject to customary adjustments under the agreement. The Appalachian area being divested includes approximately 2,400 operated wells that accounted for approximately 1% of EOG's total 2007 production and approximately 2% of its total year-end 2007 proved reserves. The transaction closed on February 20, 2008. EOG retained certain of its undeveloped acreage in this area, including rights in the Marcellus Shale, and will continue its shale exploration program. During 2008, EOG will continue to drill and evaluate the Marcellus Shale in Pennsylvania using horizontal drilling and completion techniques.

As December 31, 2007, EOG held approximately 3,204,000 net undeveloped acres in the United States.

As EOG begins to operate in areas where there is limited infrastructure, EOG is placing more emphasis on gathering and processing operations to support its production activities. This additional emphasis resulted in the formation of Pecan Pipeline Company (Pecan) and Pecan Pipeline (North Dakota), Inc. (Pecan North Dakota), each a wholly owned subsidiary of EOG. Pecan has installed two natural gas gathering systems in the Barnett Shale play of North Texas, and Pecan North Dakota began the installation of an associated natural gas gathering and processing system in the Bakken Shale play of North Dakota. The Texas systems total approximately 21 miles of 10 inch and 20 inch diameter lines. At year-end 2007, throughput was approximately 27 MMcfd of natural gas. Additional pipeline and processing facilities are planned for North Texas during 2008. Initial operation of the North Dakota system is expected in the first quarter of 2008 with capacity to gather and process approximately 3 MMcfd of associated natural gas from the Bakken oil wells. During 2008, an expansion of this system is planned that is expected to increase capacity to approximately 20 MMcfd of associated natural gas.

Canada. EOG conducts operations through its subsidiary, EOG Resources Canada Inc. (EOGRC), from offices in Calgary, Alberta. During 2007, EOGRC continued its successful shallow gas strategy in Western Canada, drilling a total of 731 net wells. Key producing areas are the Southeast Alberta/Southwest Saskatchewan shallow natural gas trends (including the Drumheller, Twining and Halkirk areas), the Pembina/Highvale area of Central Alberta, the Grand Prairie/Wapiti area of Northwest Alberta and the Waskada area in Southwest Manitoba. EOGRC drilled one vertical and three horizontal shale gas wells in the Horn River Basin in Northeastern British Columbia during 2007 and has plans to drill several additional horizontal shale wells in 2008. Details on this play are expected to be released during 2008. In the fourth quarter of 2007, EOGRC divested all its exploration properties in the Northwest Territories as the timeframe for an export pipeline became longer and more problematic. A royalty review was undertaken by the Alberta government, which resulted in a revamping of the royalty structure within Alberta, effective January 2009. EOGRC's analysis determined that these changes will not have a material impact on net after royalty production, largely due to the fact that the new royalty structure is favorable to lower productivity, shallow gas wells at current pricing. EOGRC's net production during 2007 averaged 224 MMcfd of natural gas and 3.5 MBbld of crude oil, condensate and natural gas liquids. EOGRC plans to drill at least 600 net wells during 2008.

At December 31, 2007, EOGRC held approximately 1,250,000 net undeveloped acres in Canada.

Operations Outside the United States and Canada

EOG has operations offshore Trinidad and in the United Kingdom North Sea, and is evaluating additional exploration, development and exploitation opportunities in Trinidad, the United Kingdom and other international areas.

Trinidad. In November 1992, EOG, through its subsidiary, EOG Resources Trinidad Limited (EOGRT), acquired an exploration and production license in the South East Coast Consortium (SECC) Block offshore Trinidad. EOG currently has an 80% working interest in the Block, except in the Deep Ibis prospect in which EOG's working interest decreased as a result of a farm-out agreement with BP Trinidad Tobago LLC (BP). In the SECC Block, the Kiskadee, Ibis and Parula fields have been developed and are being produced. In June 2007, EOG finalized the development drilling of the Oilbird Field. Initial production is expected in the first quarter of 2008 pending completion of the new National Gas Company of Trinidad and Tobago (NGC) gas pipeline. Effective September 1, 2006, the Oilbird Field Unitization Agreement was executed as the Oilbird Field straddles the SECC Block and the Modified U(b) Block. The license covering the SECC Block will expire in December 2029.

In July 1996, EOG, through its subsidiary, EOG Resources Trinidad-U(a) Block Limited, signed a production sharing contract with the Government of Trinidad and Tobago for the Modified U(a) Block. EOG holds a 100% working interest in this Block. The Osprey field, located on the Modified U(a) Block, was discovered in 1998 and commenced production in 2002.

Surplus processing and transportation capacity at the Pelican field facilities (owned and operated by a subsidiary of the other participants in the SECC Block) is being used to process and transport EOG's natural gas production from the SECC Block and all of its crude oil and condensate production from the SECC Block, Modified U(a) Block and the Modified U(b) Block. Crude oil and condensate from EOG's Trinidad operations are being sold to the Petroleum Company of Trinidad and Tobago. In 2007, EOG agreed to purchase an 80% interest in the Pelican field facilities from the subsidiaries of the other participants in the SECC Block. The transaction is expected to close in the first quarter of 2008.

In April 2002, EOG, through its subsidiary, EOG Resources Trinidad-LRL Unlimited, signed a production sharing contract with the Government of Trinidad and Tobago for the Lower Reverse "L" (LRL) Block which is adjacent to the SECC Block. EOG holds a 100% working interest in the LRL Block. In November 2004, EOG drilled the LRL #2 well which encountered approximately 130 feet of net pay. EOG continues to evaluate development options for the LRL #2 discovery.

In October 2002, EOG, through its subsidiary, EOG Resources Trinidad U(b) Block Unlimited, signed a production sharing contract with the Government of Trinidad and Tobago for the Modified U(b) Block which is also adjacent to the SECC Block. EOG, as the operator, originally held a 55% working interest in the Modified U(b) Block. In May 2007, EOG acquired the remainder of the interest in the Modified U(b) Block from Primera Oil & Gas Ltd., a Trinidadian company, and now holds a 100% working interest in the Modified U(b) Block. In August 2007, EOG drilled the U(b)-2 exploratory well on this Block, and the well was determined to be non-commercial. As noted above, effective September 1, 2006, the Oilbird Field Unitization Agreement was executed as the Oilbird Field straddles the SECC Block and the Modified U(b) Block.

In July 2005, EOG, through its subsidiary, EOG Resources Trinidad Block 4(a) Unlimited, signed a production sharing contract with the Government of Trinidad and Tobago for Block 4(a). EOG, as the operator, originally held a 90% working interest in Block 4(a). In March 2007, EOG acquired the remaining 10% working interest from Primera Block 4(a) Limited, a Trinidadian company, and now holds a 100% working interest in Block 4(a). In the first quarter of 2006, two successful wells were drilled on Block 4(a). EOG's subsidiary has obtained approval to develop the discovery and has executed a 15-year gas sales contract with NGC for the sale of approximately 100 MMcfd, gross (78 MMcfd, net to EOG, based on current pricing and operating assumptions). EOG expects to begin initial delivery under the contract in early 2010 from its first discovery on Block 4(a), subject to completion of a pipeline by NGC.

Natural gas from EOG's Trinidad operations is being sold to the NGC under the following arrangements:

- Under a take-or-pay contract expiring in 2018, natural gas is delivered to NGC for resale to Trinidad local markets. During 2007, EOG delivered net average production of 124 MMcfd of natural gas under this agreement. Prices are partially dependent on Caribbean ammonia index prices and methanol prices.

- Under a take-or-pay contract expiring in 2017, EOG delivers to NGC approximately 60 MMcfd, gross, of natural gas which is resold to an anhydrous ammonia plant in Point Lisas, Trinidad, that is owned and operated by Caribbean Nitrogen Company Limited (CNCL). During 2007, 25 MMcfd, net to EOG, of natural gas was delivered under this contract to NGC. The plant commenced production in June 2002. EOGRT owns a 12% equity interest in CNCL. At December 31, 2007, EOGRT's investment in CNCL was $19 million. At December 31, 2007, CNCL had a long-term debt balance of $111 million, which is non-recourse to CNCL's shareholders. As part of the financing for CNCL, the shareholders have entered into a post-completion deficiency loan agreement with CNCL to fund the costs of operations, payment of principal and interest to the principal creditor and other cash deficiencies of CNCL up to $30 million, approximately $4 million of which is net to EOGRT's interest. Since inception, there have been no borrowings under this agreement. The shareholders' agreement governing CNCL requires the consent of the holders of 90% or more of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOGRT is able to exercise significant influence over the operating and financial policies of CNCL and therefore, EOG accounts for the investment using the equity method. During 2007, EOG recognized equity income of $8 million and received cash dividends of $8 million from CNCL.

- Under a 15-year take-or-pay contract expiring in 2019, EOG delivers to NGC approximately 60 MMcfd, gross, of natural gas which is resold to an anhydrous ammonia plant in Point Lisas, Trinidad, that is owned and operated by Nitrogen (2000) Unlimited (N2000). During 2007, 26 MMcfd, net to EOG, of natural gas was delivered under this contract to NGC. The plant commenced production in August 2004. EOG's subsidiary, EOG Resources NITRO2000 Ltd. (EOGNitro2000), owns a 10% equity interest in N2000. At December 31, 2007, EOGNitro2000's investment in N2000 was $17 million. At December 31, 2007, N2000 had a long-term debt balance of $136 million, which is non-recourse to N2000's shareholders. As part of the loan agreement for the N2000 financing, affiliates of the shareholders have entered into a post-completion deficiency loan agreement with N2000 to fund the costs of operations, payment of principal and interest to the principal creditor and other cash deficiencies of N2000 up to $30 million, approximately $3 million of which is to be provided by the immediate parent company of EOGNitro2000. Since inception, there have been no borrowings under this agreement. The shareholders' agreement governing N2000 requires the consent of the holders of 100% of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOGNitro2000 is able to exercise significant influence over the operating and financial policies of N2000 and therefore, EOG accounts for the investment using the equity method. During 2007, EOG recognized equity income of $8 million and received cash dividends of $8 million from N2000.

- Under a 15-year contract signed in January 2004, EOG is supplying natural gas to NGC, which is then being resold by NGC to a methanol plant located in Point Lisas, Trinidad. EOG has no investment in the methanol plant which became operational in September 2005. Under this natural gas contract, EOG expects to ultimately supply approximately 95 MMcfd, gross, (70 MMcfd, net to EOG, based on current pricing and operating assumptions) for the first four years of the contract term, beginning in 2005, and approximately 115 MMcfd, gross, (85 MMcfd, net to EOG, based on current pricing and operating assumptions) for the remaining term of the contract. During 2007, 70 MMcfd, net to EOG, of natural gas was delivered under this contract to NGC.

- In January 2005, EOGRT executed a 20-year take-or-pay contract with NGC LNG (Train 4) Limited, a subsidiary of NGC, for the supply of approximately 30 MMcfd, gross, (12 MMcfd, net to EOG, based on current pricing and operating assumptions) of natural gas for use in the Atlantic LNG Train 4 (ALNG) plant in Point Fortin, Trinidad. EOG has no investment in the ALNG plant. The plant commenced its start-up phase and began taking gas during December 2005. The plant remained in the start-up phase through December 2006. EOG delivered gas at the contractual rate of 30 MMcfd, gross (12 MMcfd, net) beginning in May 2007 when the ALNG plant reached commercial status. During 2007, 7 MMcfd, net to EOG, of natural gas was delivered under this contract to NGC.

- In July 2007, EOG executed a 15-year natural gas contract with NGC for the sale of approximately 100 MMcfd, gross (78 MMcfd, net to EOG, based on current pricing and operating assumptions). EOG expects to begin initial delivery under this contract in early 2010 from its first discovery on Block 4(a), subject to the completion of a pipeline by NGC.

During 2007, EOG executed a one-year term sheet, effective July 1, 2007, with the Petroleum Company of Trinidad and Tobago that sets forth the pricing for the sales of crude oil and condensate produced in Trinidad. The pricing terms are based on the valuation of the distillation yield of the crude oil and condensate produced less a refining margin. This term sheet replaces the pricing provisions of a previous crude oil and condensate sales contract that expired on June 30, 2007 and will be incorporated into a new crude oil and condensate sales contract which is expected to be finalized during the first quarter of 2008.

In 2007, EOG's average net production from Trinidad was 252 MMcfd of natural gas and 4.1 MBbld of crude oil and condensate.

At December 31, 2007, EOG held approximately 233,000 net undeveloped acres in Trinidad.

United Kingdom. In 2002, EOG's subsidiary, EOG Resources United Kingdom Limited (EOGUK), acquired a 25% non-operating working interest in a portion of Block 49/16, located in the Southern Gas Basin of the North Sea. In August 2004, production commenced in the Valkyrie field in the Southern Gas Basin.

In 2003, EOGUK acquired a 30% non-operating working interest in a portion of Blocks 53/1 and 53/2. These Blocks are also located in the Southern Gas Basin of the North Sea. Since November 2003, three successful exploratory wells have been drilled in the Arthur field, with production commencing in January 2005.

In 2006, EOG participated in the drilling and successful testing of the Columbus prospect in the Central North Sea Block 23/16f. In 2007, a successful appraisal well was drilled on this prospect. The future development of this prospect is currently being evaluated. EOG also participated in the drilling of an unsuccessful exploratory well in August 2007 on the Eos prospect located in the Southern North Sea Block 45/11c.

In 2007, EOG delivered net average production of 23 MMcfd of natural gas in the United Kingdom.

At December 31, 2007, EOG held approximately 177,000 net undeveloped acres in the United Kingdom.

Other International. EOG continues to evaluate other select natural gas and crude oil opportunities outside the United States and Canada primarily by pursuing exploitation opportunities in countries where indigenous natural gas and crude oil reserves have been identified.

Marketing

Wellhead Marketing. EOG's United States and Canada wellhead natural gas production is currently being sold on the spot market and under long-term natural gas contracts based on prevailing market prices. In many instances, the long-term contract prices closely approximate the prices received for natural gas being sold on the spot market. In 2007, a large majority of the wellhead natural gas volumes from Trinidad were sold under contracts with prices which were either wholly or partially dependent on Caribbean ammonia index prices and/or methanol prices. The remaining volumes were sold under a contract at prices partially dependent on the United States Henry Hub market prices. The pricing mechanisms for these contracts in Trinidad will remain the same in 2008. In 2007, a large majority of the wellhead natural gas volumes from the United Kingdom were sold on the spot market. The remaining volumes were sold by means of forward contracts. The marketing strategy for the wellhead natural gas volumes in the United Kingdom is expected to remain the same in 2008.

Substantially all of EOG's wellhead crude oil and condensate is sold under various terms and arrangements based on prevailing market prices.

During 2007, no single purchaser accounted for 10% or more of EOG's natural gas and crude oil revenues. EOG does not believe that the loss of any single purchaser would have a material adverse effect on its financial condition or results of operations.

Wellhead Volumes and Prices

The following table sets forth certain information regarding EOG's wellhead volumes of and average prices for natural gas per thousand cubic feet (Mcf), crude oil and condensate per barrel (Bbl) and natural gas liquids per Bbl. The table also presents natural gas equivalent volumes on a thousand cubic feet equivalent basis (Mcfe - natural gas equivalents are determined using the ratio of 6.0 Mcf of natural gas to 1.0 Bbl of crude oil, condensate or natural gas liquids) delivered during each of the three years in the period ended December 31, 2007.

	2007	2006	2005
Natural Gas Volumes (MMcfd)			
United States	971	817	718
Canada	224	226	228
Trinidad	252	264	231
United Kingdom	23	30	39
Total	**1,470**	**1,337**	**1,216**
Crude Oil and Condensate Volumes (MBbld)			
United States	24.6	20.7	21.5
Canada	2.4	2.5	2.4
Trinidad	4.1	4.8	4.5
United Kingdom	0.1	0.1	0.2
Total	**31.2**	**28.1**	**28.6**
Natural Gas Liquids Volumes (MBbld)			
United States	11.1	8.5	6.6
Canada	1.1	0.8	0.9
Total	**12.2**	**9.3**	**7.5**
Natural Gas Equivalent Volumes (MMcfed) (1)			
United States	1,184	992	886
Canada	245	246	248
Trinidad	276	292	259
United Kingdom	24	31	40
Total	**1,729**	**1,561**	**1,433**
Average Natural Gas Prices ($/Mcf) (2)			
United States	$ 6.32	$ 6.56	$ 7.86
Canada	6.25	6.41	7.14
Trinidad	2.71	2.44	2.20
United Kingdom	6.19	7.69	6.99
Composite	**5.69**	**5.74**	**6.62**
Average Crude Oil and Condensate Prices ($/Bbl) (2)			
United States	$ 68.85	$ 62.68	$ 54.57
Canada	65.27	57.32	50.49
Trinidad	69.84	63.87	57.36
United Kingdom	66.84	57.74	49.62
Composite	**68.69**	**62.38**	**54.63**
Average Natural Gas Liquids Prices ($/Bbl) (2)			
United States	$ 47.63	$ 39.95	$ 35.59
Canada	44.54	43.69	35.59
Composite	**47.36**	**40.25**	**35.59**

(1) Million cubic feet equivalent per day; includes natural gas, crude oil, condensate and natural gas liquids.
(2) Dollars per thousand cubic feet or per barrel, as applicable.

Competition

EOG competes for reserve acquisitions and exploration/exploitation leases, licenses and concessions, frequently against companies with substantially larger financial and other resources. To the extent EOG's exploration budget is lower than that of certain of its competitors, EOG may be disadvantaged in effectively competing for certain reserves, leases, licenses and concessions. Competitive factors include price, contract terms and quality of service, including pipeline connection times and distribution efficiencies. In addition, EOG faces competition from other worldwide energy supplies, such as liquefied natural gas imported into the United States from other countries. Please refer to ITEM 1A. Risk Factors.

Regulation

United States Regulation of Natural Gas and Crude Oil Production. Natural gas and crude oil production operations are subject to various types of regulation, including regulation in the United States by state and federal agencies.

United States legislation affecting the oil and gas industry is under constant review for amendment or expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations which, among other things, require permits for the drilling of wells, regulate the spacing of wells, prevent the waste of natural gas and liquid hydrocarbon resources through proration and restrictions on flaring, require drilling bonds and regulate environmental and safety matters.

A substantial portion of EOG's oil and gas leases in Utah, New Mexico, Wyoming and the Gulf of Mexico, as well as some in other areas, are granted by the federal government and administered by the Bureau of Land Management (BLM) and the Minerals Management Service (MMS), both federal agencies. Operations conducted by EOG on federal oil and gas leases must comply with numerous statutory and regulatory restrictions. Certain operations must be conducted pursuant to appropriate permits issued by the BLM and the MMS.

BLM and MMS leases contain relatively standardized terms requiring compliance with detailed regulations and, in the case of offshore leases, orders pursuant to the Outer Continental Shelf Lands Act (which are subject to change by the MMS). Such offshore operations are subject to numerous regulatory requirements, including the need for prior MMS approval for exploration, development, and production plans, stringent engineering and construction specifications applicable to offshore production facilities, regulations restricting the flaring or venting of production, and regulations governing the plugging and abandonment of offshore wells and the removal of all production facilities. Under certain circumstances, the MMS may require operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect EOG's interests.

Sales of crude oil, condensate and natural gas liquids by EOG are made at unregulated market prices.

The transportation and sale for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (NGA) and the Natural Gas Policy Act of 1978 (NGPA). These statutes are administered by the Federal Energy Regulatory Commission (FERC). Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act of 1989 deregulated natural gas prices for all "first sales" of natural gas, which includes all sales by EOG of its own production. All other sales of natural gas by EOG, such as those of natural gas purchased from third parties, remain jurisdictional sales subject to a blanket sales certificate under the NGA, which has flexible terms and conditions. Consequently, all of EOG's sales of natural gas currently may be made at market prices, subject to applicable contract provisions. EOG's jurisdictional sales, however, are subject to the future possibility of greater federal oversight, including the possibility that the FERC might prospectively impose more restrictive conditions on such sales.

EOG owns, directly or indirectly, certain natural gas pipelines that it believes meet the traditional tests the FERC has used to establish a pipeline's status as a gatherer not subject to FERC jurisdiction under the NGA. State regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. EOG's gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services.

EOG's natural gas gathering operations also may be, or become, subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of such facilities. Additional rules and legislation pertaining to these matters are considered and/or adopted from time to time. Although

EOG cannot predict what effect, if any, such legislation might have on its operations, the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

Proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the state legislatures, the FERC, the state regulatory commissions and the federal and state courts. EOG cannot predict when or whether any such proposals or proceedings may become effective. It should also be noted that the natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less regulated approach currently being followed by the FERC will continue indefinitely.

Environmental Regulation - United States. Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect EOG's operations and costs as a result of their effect on natural gas and crude oil exploration, development and production operations and could cause EOG to incur remediation or other corrective action costs in connection with a release of regulated substances, including crude oil, into the environment. In addition, EOG has acquired certain oil and gas properties from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes were not under EOG's control. Under environmental laws and regulations, EOG could be required to remove or remediate wastes disposed of or released by prior owners or operators. In addition, EOG could be responsible under environmental laws and regulations for oil and gas properties in which EOG owns an interest but is not the operator. Compliance with such laws and regulations increases EOG's overall cost of business, but has not had a material adverse effect on EOG's operations or financial condition. It is not anticipated, based on current laws and regulations, that EOG will be required in the near future to expend amounts that are material in relation to its total exploration and development expenditure program in order to comply with environmental laws and regulations but, inasmuch as such laws and regulations are frequently changed, EOG is unable to predict the ultimate cost of compliance. EOG also could incur costs related to the clean up of sites to which it sent regulated substances for disposal or to which it sent equipment for cleaning, and for damages to natural resources or other claims related to releases of regulated substances at such sites.

EOG is aware of the increasing focus of local, national and international regulatory bodies on greenhouse gas (GHG) emissions and climate change issues. EOG believes that its strategy to reduce GHG emissions throughout our operations is in the best interest of the environment and a generally good business practice. EOG will continue to review the risks to the company associated with all environmental matters, including climate change.

Canadian Regulation of Natural Gas and Crude Oil Production. The crude oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. These regulatory authorities may impose regulations on or otherwise intervene in the oil and natural gas industry with respect to prices, taxes, transportation rates, the exportation of the commodity and, possibly, expropriation or cancellation of contract rights. Such regulations may be changed from time to time in response to complaints or economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for these commodities, could increase EOG's costs and may have a material adverse impact on EOG's operations and financial condition.

It is not expected that any of these controls or regulations will affect EOG operations in a manner materially different than they would affect other oil and gas companies of similar size; however, EOG is unable to predict what additional legislation or amendments may be enacted or how such additional legislation or amendments may affect EOG's operations and financial condition.

In addition, each province has regulations that govern land tenure, royalties, production rates and other matters. The royalty regime is a significant factor in the profitability of crude oil and natural gas production. Royalties payable on production from private lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

In October 2007, the Alberta Government announced a new oil and gas royalty framework to take effect in January 2009. The new framework establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. Under the new framework, the formula for conventional oil and natural gas royalties will be set by a sliding rate formula, dependant on the market price and production volumes. Royalty rates for conventional oil will range from 0% to 50%. New natural gas royalty rates will range from 5% to 50%.

The implementation of the new framework is subject to certain risks and uncertainties. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties. In addition, certain proposed changes contemplate further public and/or industry consultation. Accordingly, there may be modifications introduced to the new framework prior to its implementation in January 2009.

Environmental Regulation - Canada. All phases of the crude oil and natural gas industry in Canada are subject to environmental regulation pursuant to a variety of Canadian federal, provincial and municipal laws and regulations. Such laws and regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and wastes and in connection with spills, releases and emissions of various substances to the environment. These laws and regulations also require that facility sites and other properties associated with EOG's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, new projects or changes to existing projects may require the submission and approval of environmental assessments or permit applications. These laws and regulations are subject to frequent change, and the clear trend is to place increasingly stringent limitations on activities that may affect the environment. Compliance with such laws and regulations increases EOG's overall cost of business, but has not had, to date, a material adverse effect on EOG's operations or financial condition. It is not anticipated, based on current laws and regulations, that EOG will be required in the near future to expend amounts that are material in relation to its total exploration and development expenditure program in order to comply with environmental laws and regulations, but, inasmuch as such laws and regulations are frequently changed, EOG is unable to predict the ultimate cost of compliance or the effect on EOG's operations and financial condition.

Spills and releases from EOG's properties may have resulted, or may result, in soil and groundwater contamination in certain locations. Such contamination is not unusual within the crude oil and natural gas industry. Any contamination found on, under or originating from the properties may be subject to remediation requirements under Canadian laws. In addition, EOG has acquired certain oil and gas properties from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes were not under EOG's control. Under Canadian laws and regulations, EOG could be required to remove or remediate wastes disposed of or released by prior owners or operators. In addition, EOG could be held responsible for oil and gas properties in which EOG owns an interest but is not the operator.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other GHGs. In response to the Kyoto Protocol, the Canadian federal government introduced the *Regulatory Framework for Air Emissions* (Regulatory Framework) for regulating air pollution and industrial GHG emissions by establishing mandatory emissions reduction requirements on a sector basis. Sector-specific regulations are expected to come into effect in 2010 and targets would be based on percentages rather than absolute reductions. The Regulatory Framework also proposes a credit emissions trading system. Additionally, regulation can take place at the provincial and municipal level. For example, Alberta introduced the *Climate Change and Emissions Management Act*, which provides a framework for managing GHG by reducing specified gas emissions relative to gross domestic product to an amount that is equal to or less than 50% of 1990 levels by December 31, 2020 and which imposes duties to report. The accompanying regulation, the *Specified Gas Emitters Regulation*, which became effective July 1, 2007, requires mandatory emissions reductions through the use of emissions intensity targets. The direct and indirect costs of these regulations may adversely affect EOG's business, results of operations and financial condition.

Other International Regulation. EOG's exploration and production operations outside the United States and Canada are subject to various types of regulations imposed by the respective governments of the countries in which EOG's operations are conducted, and may affect EOG's operations and costs within that country. EOG currently has operations in Trinidad and the United Kingdom.

Other Matters

Energy Prices. Since EOG is primarily a natural gas producer, it is more significantly impacted by changes in prices of natural gas than changes in prices of crude oil, condensate or natural gas liquids. Average United States and Canada wellhead natural gas prices have fluctuated, at times rather dramatically, during the last three years. These fluctuations resulted in a 3% decrease in the average wellhead natural gas price for production in the United States and Canada received by EOG from 2006 to 2007, a decrease of 15% from 2005 to 2006, and an increase of 37% from 2004 to 2005. In 2007, a large majority of the wellhead natural gas volumes from Trinidad were sold under contracts with prices which were either wholly or partially dependent on Caribbean ammonia index prices and/or methanol prices. The remaining volumes were sold under a contract at prices partially dependent on the United States Henry Hub market prices. The pricing mechanisms for these contracts in Trinidad will remain the same in 2008. In 2007, a large majority of the wellhead natural gas volumes from the United Kingdom were sold on the spot market. The remaining volumes were sold by means of forward contracts. The marketing strategy for the wellhead natural gas volumes in the United Kingdom is expected to remain the same in 2008. Crude oil and condensate prices also have fluctuated during the last three years. Due to the many uncertainties associated with the world political environment, the availabilities of other world wide energy supplies and the relative competitive relationships of the various energy sources in the view of consumers, EOG is unable to predict what changes may occur in natural gas, crude oil and condensate, natural gas liquids, ammonia and methanol prices in the future. For additional discussion regarding changes in natural gas and crude oil prices and the risks that such changes may present to EOG, see ITEM1A. Risk Factors.

Including the impact of EOG's 2008 natural gas and crude oil hedges, based on EOG's tax position and the portion of EOG's anticipated natural gas volumes for 2008 for which prices have not been determined under long-term marketing contracts, EOG's price sensitivity for each $0.10 per Mcf change in wellhead natural gas price is approximately $20 million for net income and operating cash flow. EOG's price sensitivity in 2008 for each $1.00 per barrel change in wellhead crude oil price, combined with the related change in natural gas liquids prices, is approximately $10 million for net income and operating cash flow. For information regarding EOG's natural gas and crude oil hedge position as of December 31, 2007, see Note 11 to Consolidated Financial Statements.

Risk Management. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes financial commodity derivative instruments, primarily collar and price swap contracts, as the means to manage this price risk. EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method. In addition to financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. Under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137, 138 and 149, these physical commodity contracts qualify for the normal purchases and normal sales exception and therefore, are not subject to hedge accounting or mark-to-market accounting. The financial impact of physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices. For a summary of EOG's financial commodity derivative contracts, see ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity - Derivative Transactions.

All of EOG's natural gas and crude oil activities are subject to the risks normally incident to the exploration for and development and production of natural gas and crude oil, including blowouts, cratering and fires, each of which could result in damage to life and/or property. Offshore operations are subject to usual marine perils, including hurricanes and other adverse weather conditions. EOG's activities are also subject to governmental regulations as well as interruption or termination by governmental authorities based on environmental and other considerations. In accordance with customary industry practices, insurance is maintained by EOG against some, but not all, of the risks. Losses and liabilities arising from such events could reduce revenues and increase costs to EOG to the extent not covered by insurance.

EOG's operations outside of the United States are subject to certain risks, including expropriation of assets, risks of increases in taxes and government royalties, renegotiation of contracts with foreign governments, political instability, payment delays, limits on allowable levels of production and currency exchange and repatriation losses, as well as changes in laws, regulations and policies governing operations of foreign companies. Please refer to ITEM 1A. Risk Factors for further discussion of the risks to which EOG is subject.

Texas Severance Tax Rate Reduction. Natural gas production from qualifying Texas wells spudded or completed after August 31, 1996, is entitled to a reduced severance tax rate for the first 120 consecutive months of production. However, the cumulative value of the tax reduction cannot exceed 50 percent of the drilling and completion costs incurred on a well-by-well basis. For the impact on EOG, see ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Operating and Other Expenses.

Executive Officers of the Registrant

The current executive officers of EOG and their names and ages (as of February 28, 2008) are as follows:

Name	Age	Position
Mark G. Papa	61	Chairman of the Board and Chief Executive Officer; Director
Loren M. Leiker	54	Senior Executive Vice President, Exploration
Gary L. Thomas	58	Senior Executive Vice President, Operations
Robert K. Garrison	55	Executive Vice President, Exploration
Fredrick J. Plaeger, II	54	Senior Vice President and General Counsel
Timothy K. Driggers	46	Vice President and Chief Financial Officer

Mark G. Papa was elected Chairman of the Board and Chief Executive Officer of EOG in August 1999, President and Chief Executive Officer and Director in September 1998, President and Chief Operating Officer in September 1997, and President in December 1996, and was President-North America Operations from February 1994 to December 1996. Mr. Papa joined Belco Petroleum Corporation, a predecessor of EOG, in 1981. Mr. Papa is currently a director of Oil States International, Inc., an oilfield service company. Mr. Papa is EOG's principal executive officer.

Loren M. Leiker was elected Senior Executive Vice President, Exploration in February 2007. He was elected Executive Vice President, Exploration in May 1998 and was subsequently named Executive Vice President, Exploration and Development in January 2000. He was previously Senior Vice President, Exploration. Mr. Leiker joined EOG in April 1989.

Gary L. Thomas was elected Senior Executive Vice President, Operations in February 2007. He was elected Executive Vice President, North America Operations in May 1998 and was subsequently named Executive Vice President, Operations in May 2002. He was previously Senior Vice President and General Manager of EOG's Midland, Texas office. Mr. Thomas joined a predecessor of EOG in July 1978.

Robert K. Garrison was elected Executive Vice President, Exploration in February 2007. He was elected Senior Vice President and General Manager of EOG's Corpus Christi, Texas office in August 2004 and, prior to such election, was Vice President and General Manger of EOG's Corpus Christi, Texas office. Mr. Garrison joined EOG in April 1995.

Frederick J. Plaeger, II joined EOG as Senior Vice President and General Counsel in April 2007. He served as Vice President and General Counsel of Burlington Resources Inc., an independent oil and natural gas exploration and production company, from June 1998 until its acquisition by ConocoPhillips in March 2006. Mr. Plaeger engaged exclusively in leadership roles in professional legal associations from April 2006 until April 2007.

Timothy K. Driggers was elected Vice President and Chief Financial Officer in July 2007. He was elected Vice President and Controller of EOG in October 1999 and was subsequently named Vice President, Accounting and Land Administration in October 2000 and Vice President and Chief Accounting Officer in August 2003. Mr. Driggers is EOG's principal financial and accounting officer. Mr. Driggers joined EOG in October 1999.

ITEM 1A. *Risk Factors*

Our business and operations are subject to many risks. The risks described below may not be the only risks we face, as our business and operations may also be subject to risks that we do not yet know of, or that we currently believe are immaterial. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline. The following risk factors should be read in conjunction with the other information contained in this report, including the consolidated financial statements and the related notes.

A substantial or extended decline in natural gas or crude oil prices would have a material adverse effect on us.

Prices for natural gas and crude oil fluctuate widely. Since we are primarily a natural gas company, we are more significantly affected by changes in natural gas prices than changes in the prices for crude oil, condensate or natural gas liquids. Among the factors that can cause these price fluctuations are:

- the level of consumer demand;
- weather conditions;
- domestic drilling activity;
- the price and availability of alternative fuels, including liquefied natural gas;
- the proximity to, and capacity of, transportation facilities;
- worldwide economic and political conditions;
- the effect of worldwide energy conservation measures; and
- the nature and extent of governmental regulation and taxation, including environmental regulations.

Our cash flow and earnings depend to a great extent on the prevailing prices for natural gas and crude oil. Prolonged or substantial declines in these commodity prices may materially and adversely affect our liquidity, the amount of cash flow we have available for capital expenditures, our ability to maintain our credit quality and access to the credit and capital markets and our results of operations.

Our ability to sell our crude oil and natural gas production could be materially affected if we fail to obtain adequate services such as transportation and processing.

The sale of our crude oil and natural gas production depends on a number of factors beyond our control, including the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Moreover, we deliver crude oil and natural gas through gathering systems and pipelines that we do not own, and these facilities may be temporarily unavailable due to market conditions or mechanical reasons, or may not be available to us in the future. Any significant change in market factors affecting these facilities, the availability of these facilities or our failure or inability to obtain access to these facilities on terms acceptable to us or at all could materially and adversely affect our business and, in turn, our financial condition and results of operations.

Weather and climate may have a significant impact on our revenues and productivity.

Demand for natural gas and crude oil is, to a significant degree, dependent on weather and climate, which impacts the price we receive for the commodities we produce. In addition, our exploration and development activities and equipment can be adversely affected by extreme weather conditions, such as hurricanes in the Gulf of Mexico, and sea level changes associated with climate change, which may cause a loss of production from temporary cessation of activity or lost or damaged equipment. Extreme weather conditions could also impact other areas of our operations, including access to our drilling and production facilities for routine operations, maintenance and repairs and the installation of new facilities. Such extreme weather conditions and changes associated with climate change could materially and adversely affect our business and, in turn, our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our underlying assumptions could cause the reported quantities of our reserves to be misstated.

Estimating quantities of proved natural gas and crude oil reserves and future net cash flows from such reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions or changes in conditions could cause the reported quantities of our reserves and future net cash flows from such reserves to be overstated or understated.

To prepare estimates of economically recoverable natural gas and crude oil reserves and future net cash flows from our reserves, we analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Our actual proved reserves and future net cash flows from such reserves most likely will vary from our estimates. Any significant variance could reduce our estimated quantities and present value of reserves, which could, in turn, materially and adversely affect our business, financial condition and results of operations and the trading price of our common stock.

If we fail to acquire or find sufficient additional reserves, our reserves and production will decline from their current levels.

The rate of production from crude oil and natural gas properties generally declines as reserves are depleted. Except to the extent that we conduct successful exploration and development activities, acquire additional properties containing proved reserves, or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as reserves are produced. Our future natural gas and crude oil production, specifically maintaining our production at, or increasing our production from, current levels, is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

Drilling natural gas and crude oil wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

Drilling natural gas and crude oil wells, including development wells, involves numerous risks, including the risk that we may not encounter commercially productive natural gas and crude oil reservoirs. As a result, we may not recover all or any portion of our investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents, among other factors, may cause our drilling activities to be unsuccessful and result in a partial or total loss of our investment. In addition, we often are uncertain as to the future cost or timing of drilling, completing and operating wells, as our drilling operations may be curtailed, delayed or canceled, and the cost of such operations may increase, as a result of a variety of factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities;
- costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment;
- lack of infrastructure; and
- lack of trained drilling personnel.

We incur certain costs to comply with government regulations, especially regulations relating to environmental protection, and could incur even greater costs in the future.

Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels, as well as by the governments and regulatory agencies in foreign countries in which we do business. We have incurred and will continue to incur costs in our efforts to comply with the requirements of environmental and other regulations. Further, the regulatory environment in the natural gas and crude oil industry could change in ways that we cannot predict and that might substantially increase our costs of compliance.

As an owner or lessee and operator of natural gas and crude oil properties, we are subject to various federal, state, local and foreign regulations relating to discharge of materials into, and protection of, the environment. These regulations may, among other things, impose liability on us for the cost of pollution cleanup resulting from operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in, or additions to, regulations regarding the protection of the environment could materially and adversely affect our business, financial condition and results of operations.

EOG is aware of the increasing focus of national and international regulatory bodies on GHG emissions and climate change issues. We are also aware of legislation, recently proposed by the Canadian legislature, to reduce GHG emissions. Additionally, proposed United States policy, legislation or regulatory actions may also address GHG emissions. EOG will continue to monitor and assess any new policies, legislation or regulations in the areas where we operate to determine the impact on our operations and take appropriate actions, where necessary.

We do not insure against all potential losses and could be materially and adversely affected by unexpected liabilities.

The exploration for, and production of, natural gas and crude oil can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. Moreover, our offshore operations are subject to usual marine perils, including hurricanes and other adverse weather conditions, and governmental regulations as well as interruption or termination by governmental authorities based on environmental and other considerations. We maintain insurance against many, but not all, potential losses or liabilities arising from our operations in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable. The occurrence of any of these events and any costs or liabilities incurred as a result of such events would reduce the funds available to us for exploration, drilling and production and could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks.

From time to time, we use derivative instruments (primarily collars and price swaps) to hedge the impact of market fluctuations of natural gas and crude oil prices on our net income and cash flow. To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we are subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict our ability to deliver natural gas and crude oil volumes to the delivery point to which the hedging transaction is indexed.

If we acquire natural gas and crude oil properties, our failure to fully identify potential problems, to properly estimate reserves or production rates or costs, or to effectively integrate the acquired operations could materially and adversely affect our business, financial condition and results of operations.

From time to time, we seek to acquire natural gas and crude oil properties. Although we perform reviews of properties to be acquired that we believe are consistent with industry practices, reviews of records and properties may not necessarily reveal existing or potential problems, nor do they permit a buyer to become sufficiently familiar with the properties in order to assess fully their deficiencies and potential. Even when problems with a property are identified, we often assume environmental and other risks and liabilities in connection with acquired properties pursuant to the acquisition agreements. Moreover, there are numerous uncertainties inherent in estimating quantities of proved natural gas and crude oil reserves, actual future production rates and associated costs with respect to acquired properties. Actual reserves, production rates and costs may vary substantially from those assumed in the estimates. In addition, acquisitions may have material and adverse effects on our business and results of operations, particularly during the periods in which the operations of acquired properties are being integrated into our ongoing operations.

Terrorist activities and military and other actions could materially and adversely affect us.

Terrorist attacks and the threat of terrorist attacks, whether domestic or foreign, as well as military or other actions taken in response to these acts, could cause instability in the global financial and energy markets. The United States government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These actions could materially and adversely affect us in unpredictable ways, including the disruption of fuel supplies and markets, increased volatility in natural gas and crude oil prices, or the possibility that the infrastructure on which we rely could be a direct target or an indirect casualty of an act of terrorism, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Competition in the oil and gas exploration and production industry is intense, and many of our competitors have greater resources than we have.

We compete with major integrated and other independent oil and gas companies for acquisition of natural gas and crude oil leases, properties and reserves, equipment and labor required to explore, develop and operate those properties and the marketing of natural gas and crude oil production. Higher recent natural gas and crude oil prices have increased the costs of properties available for acquisition, and there are several companies with the financial resources to pursue acquisition opportunities.

In addition, many of our competitors have financial and other resources substantially greater than those we possess and have established strategic long-term positions and strong governmental relationships in countries in which we may seek new or expanded entry. As a consequence, we may be at a competitive disadvantage in bidding for drilling rights. In addition, many of our larger competitors may have a competitive advantage when responding to factors that affect demand for natural gas and crude oil, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also compete with our competitors in attracting and retaining personnel, including geologists, geophysicists, engineers and other specialists.

We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of natural gas and crude oil reserves. We intend to finance our capital expenditures primarily through our cash flow from operations and commercial paper borrowings and, to a lesser extent and if and as necessary, bank borrowings and public and private equity and debt offerings.

Lower natural gas and crude oil prices, however, would reduce our cash flow. Further, if the condition of the capital markets materially declines, we might not be able to obtain financing on terms we consider acceptable. The recent credit crisis triggered by the subprime mortgage markets and corresponding reaction by lenders to risk, generally, may increase the interest rates that the lenders require us to pay. In addition, a substantial rise in interest rates would decrease our net cash flows available for reinvestment. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

The reporting currency for our financial statements is the U.S. dollar. However, certain of our subsidiaries are located in countries other than the United States and have functional currencies other than the U.S. dollar. The assets, liabilities, revenues and expenses of certain of these foreign subsidiaries are denominated in currencies other than the U.S. dollar. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if the value has not changed in the original currency. These translations could result in changes to our results of operations from period to period. For the fiscal year ended December 31, 2007, approximately 15% of our revenues related to operations of our foreign subsidiaries whose functional currency is not the U.S. dollar.

ITEM 1B. ***Unresolved Staff Comments***

None.

ITEM 2. ***Properties***

Oil and Gas Exploration and Production - Properties and Reserves

Reserve Information. For estimates of EOG's net proved and proved developed reserves of natural gas and liquids, including crude oil, condensate and natural gas liquids, see Supplemental Information to Consolidated Financial Statements.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in Supplemental Information to Consolidated Financial Statements represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of natural gas, crude oil, condensate and natural gas liquids that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the amount and quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers normally vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate (upward or downward). Accordingly, reserve estimates are often different from the quantities ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. For related discussion, see ITEM 1A. Risk Factors.

In general, production from EOG's natural gas and crude oil properties declines as reserves are depleted. Except to the extent EOG acquires additional properties containing proved reserves or conducts successful exploration, exploitation and development activities, the proved reserves of EOG will decline as reserves are produced. Volumes generated from future activities of EOG are therefore highly dependent upon the level of success in finding or acquiring additional reserves and the costs incurred in so doing. EOG's estimates of reserves filed with other federal agencies agree with the information set forth in Supplemental Information to Consolidated Financial Statements. For related discussion, see ITEM 1A. Risk Factors.

Acreage. The following table summarizes EOG's developed and undeveloped acreage at December 31, 2007. Excluded is acreage in which EOG's interest is limited to owned royalty, overriding royalty and other similar interests.

	Developed		**Undeveloped**		**Total**	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
United States	1,922,722	1,137,195	4,387,989	3,203,569	6,310,711	4,340,764
Canada	1,904,478	1,609,243	1,701,205	1,250,085	3,605,683	2,859,328
Trinidad	59,342	53,439	242,266	232,562	301,608	286,001
United Kingdom	10,230	2,946	410,676	176,766	420,906	179,712
Total	3,896,772	2,802,823	6,742,136	4,862,982	10,638,908	7,665,805

Producing Well Summary. The following table reflects EOG's ownership in producing natural gas and crude oil wells located in the United States, Canada, Trinidad and the United Kingdom at December 31, 2007. Gross natural gas and crude oil wells include 2,583 with multiple completions.

	Productive Wells	
	Gross	**Net**
Natural Gas	22,469	18,827
Crude Oil	1,704	1,115
Total	24,173	19,942

Drilling and Acquisition Activities. During the years ended December 31, 2007, 2006 and 2005, EOG expended $3,599 million, $2,927 million and $1,838 million, respectively, for exploratory and development drilling and acquisition of leases and producing properties, including asset retirement obligations of $31 million, $22 million and $20 million, respectively. EOG drilled, participated in the drilling of or acquired wells as set out in the table below for the periods indicated:

	2007		2006		2005	
	Gross	Net	Gross	Net	Gross	Net
Development Wells Completed						
United States and Canada						
Gas	1,747	1,441.6	2,240	1,921.5	1,523	1,241.3
Oil	98	85.8	60	49.9	79	68.6
Dry	59	51.5	66	57.2	80	70.0
Total	1,904	1,578.9	2,366	2,028.6	1,682	1,379.9
Outside United States and Canada						
Gas	6	4.7	1	0.3	2	0.6
Oil	-	-	-	-	-	-
Dry	-	-	-	-	-	-
Total	6	4.7	1	0.3	2	0.6
Total Development	1,910	1,583.6	2,367	2,028.9	1,684	1,380.5
Exploratory Wells Completed						
United States and Canada						
Gas	62	53.4	53	44.8	61	47.0
Oil	14	12.1	2	1.8	3	2.6
Dry	18	16.2	21	17.0	23	17.5
Total	94	81.7	76	63.6	87	67.1
Outside United States and Canada						
Gas	-	-	2	1.8	-	-
Oil	-	-	-	-	-	-
Dry	2	1.4	-	-	3	0.7
Total	2	1.4	2	1.8	3	0.7
Total Exploratory	96	83.1	78	65.4	90	67.8
Total	2,006	1,666.7	2,445	2,094.3	1,774	1,448.3
Wells in Progress at end of period	223	195.7	221	180.9	160	123.9
Total	2,229	1,862.4	2,666	2,275.2	1,934	1,572.2
Wells Acquired[1]						
Gas	41	14.7	114	106.4	37	20.4
Oil	-	-	1	1.0	-	-
Total	41	14.7	115	107.4	37	20.4

(1) Includes the acquisition of additional interests in certain wells in which EOG previously owned an interest.

All of EOG's drilling activities are conducted on a contract basis with independent drilling contractors. EOG owns no drilling equipment.

ITEM 3. ***Legal Proceedings***

The information required by this Item is set forth under the "Contingencies" caption in Note 7 of Notes to Consolidated Financial Statements and is incorporated by reference herein.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The following table sets forth, for the periods indicated, the high and low price per share for the common stock of EOG, as reported on the New York Stock Exchange Composite Tape, and the amount of common stock dividend declared per share.

		Price Range				
		High		Low		Dividend Declared
2007						
First Quarter	$	73.09	$	59.21	$	0.09
Second Quarter		81.49		71.15		0.09
Third Quarter		76.92		65.29		0.09
Fourth Quarter		91.63		72.20		0.09
2006						
First Quarter	$	86.91	$	64.12	$	0.06
Second Quarter		79.24		56.31		0.06
Third Quarter		75.56		58.45		0.06
Fourth Quarter		72.27		59.88		0.06

On January 31, 2007, EOG's Board of Directors (Board) increased the quarterly cash dividend on the common stock from the previous $0.06 per share to $0.09 per share.

On February 7, 2008, the Board increased the quarterly cash dividend on the common stock from the previous $0.09 per share to $0.12 per share.

As of February 15, 2008, there were approximately 250 record holders of EOG's common stock, including individual participants in security position listings. There are an estimated 157,000 beneficial owners of EOG's common stock, including shares held in street name.

EOG currently intends to continue to pay quarterly cash dividends on its outstanding shares of common stock. However, the determination of the amount of future cash dividends, if any, to be declared and paid will depend upon, among other things, the financial condition, funds from operations, level of exploration, exploitation and development expenditure opportunities and future business prospects of EOG.

The following table sets forth, for the periods indicated, EOG's share repurchase activity:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October 1, 2007 - October 31, 2007	9,117	$85.32	-	6,386,200
November 1, 2007 - November 30, 2007	2,585	87.29	-	6,386,200
December 1, 2007 - December 31, 2007	1,574	87.35	-	6,386,200
Total	13,276	85.94		

(1) The quarterly total number of shares of 13,276 consists solely of zero shares (15,558 shares for the full year 2007) that were returned to EOG in payment of the exercise price of employee stock options and 13,276 shares (110,895 shares for the full year 2007) that were withheld by or returned to EOG to satisfy tax withholding obligations that arose upon the exercise of employee stock options, stock-settled stock appreciation rights or the vesting of restricted stock or units.

(2) In September 2001, the Board authorized the repurchase of up to 10,000,000 shares of EOG's common stock. During 2007, EOG did not repurchase any shares under the Board authorized repurchase program.

Comparative Stock Performance

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended, except to the extent that EOG specifically incorporates such information by reference into such a filing.

The performance graph shown below compares the cumulative five-year total return to stockholders on EOG's common stock as compared to the cumulative total returns on the Standard and Poor's 500 Index (S&P 500) and the Standard and Poor's 500 Oil & Gas Exploration & Production Index (S&P O&G E&P). The comparison was prepared based upon the following assumptions:

1. $100 was invested on December 31, 2002 in Common Stock of EOG, the S&P 500 and the S&P O&G E&P.
2. Dividends are reinvested.

Comparison of Five-Year Cumulative Total Returns
EOG, S&P 500 and S&P O&G E&P
(Performance Results Through December 31, 2007)



$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
EOG
S&P 500
S&P O&G E&P
$455.88
$419.44
$371.95
$317.58
$290.42
$277.51
$180.33
$166.77
$126.38
$123.64
$116.19
$100.00
$137.75
$141.88
$161.20
$166.89
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
EOG	$100.00	$116.19	$180.33	$371.95	$317.58	$455.88
S&P 500	$100.00	$126.38	$137.75	$141.88	$161.20	$166.89
S&P O&G E&P	$100.00	$123.64	$166.77	$277.51	$290.42	$419.44

ITEM 6. ***Selected Financial Data***
(In Thousands, Except Per Share Data)

Year Ended December 31	2007	2006	2005	2004	2003
Statement of Income Data:					
Net Operating Revenues	$ 4,190,791	$ 3,912,542	$ 3,633,029	$ 2,277,178	$ 1,745,734
Operating Income	1,648,396	1,903,553	2,004,631	985,148	698,373
Net Income Before Cumulative Effect of Change in Accounting Principle	1,089,918	1,299,885	1,259,576	624,855	437,276
Cumulative Effect of Change in Accounting Principle, Net of Income Tax[1]	-	-	-	-	(7,131)
Net Income	1,089,918	1,299,885	1,259,576	624,855	430,145
Preferred Stock Dividends	6,663	10,995	7,432	10,892	11,032
Net Income Available to Common Stockholders	$ 1,083,255	$ 1,288,890	$ 1,252,144	$ 613,963	$ 419,113
Net Income Per Share Available to Common Stockholders[2]					
Basic					
Net Income Available to Common Stockholders Before Cumulative Effect of Change in Accounting Principle	$ 4.45	$ 5.33	$ 5.24	$ 2.63	$ 1.86
Cumulative Effect of Change in Accounting Principle, Net of Income Tax[1]	-	-	-	-	(0.03)
Net Income Per Share Available to Common Stockholders	$ 4.45	$ 5.33	$ 5.24	$ 2.63	$ 1.83
Diluted					
Net Income Available to Common Stockholders Before Cumulative Effect of Change in Accounting Principle	$ 4.37	$ 5.24	$ 5.13	$ 2.58	$ 1.83
Cumulative Effect of Change in Accounting Principle, Net of Income Tax[1]	-	-	-	-	(0.03)
Net Income Per Share Available to Common Stockholders	$ 4.37	$ 5.24	$ 5.13	$ 2.58	$ 1.80
Dividends Per Common Share[2]	$ 0.360	$ 0.240	$ 0.160	$ 0.120	$ 0.095
Average Number of Common Shares[2]					
Basic	243,469	241,782	238,797	233,751	229,194
Diluted	247,637	246,100	243,975	238,376	233,037

(1) EOG adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003.
(2) Years 2003 and 2004 restated for two-for-one stock split effective March 1, 2005.

At December 31	2007	2006	2005	2004	2003
Balance Sheet Data:					
Total Property, Plant and Equipment, Net	$ 10,429,254	$ 7,944,047	$ 6,087,179	$ 5,101,603	$ 4,248,917
Total Assets	12,088,907	9,402,160	7,753,320	5,798,923	4,749,015
Current and Long-Term Debt	1,185,000	733,442	985,067	1,077,622	1,108,872
Stockholders' Equity	6,990,094	5,599,671	4,316,292	2,945,424	2,223,381

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

EOG Resources, Inc., together with its subsidiaries (collectively EOG), is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG operates under a consistent business and operational strategy that focuses predominantly on achieving a strong reinvestment rate of return, drilling internally generated prospects, delivering long-term production growth and maintaining a strong balance sheet.

Net income available to common stockholders for 2007 of $1,083 million was down 16% compared to 2006 net income available to common stockholders of $1,289 million. At December 31, 2007, EOG's total reserves were 7.7 trillion cubic feet equivalent, an increase of 944 billion cubic feet equivalent (Bcfe) from December 31, 2006.

Operations

Several important developments have occurred since January 1, 2007.

United States and Canada. EOG's effort to identify plays with larger reserve potential has proven a successful supplement to its base development and exploitation program in the United States and Canada. EOG continues to drill numerous wells in large acreage plays, which in the aggregate are expected to contribute substantially to EOG's natural gas and crude oil production. Production in the United States and Canada accounted for approximately 83% of total company production in 2007 as compared to 79% in 2006. Based on current trends, EOG expects its 2008 production profile to be similar. EOG's major producing areas are in Louisiana, New Mexico, Texas, Utah, Wyoming and western Canada.

In December 2007, EOG entered into an agreement to sell the majority of its producing shallow gas assets and surrounding acreage in the Appalachian Basin to a subsidiary of EXCO Resources, Inc., an independent oil and gas company, for approximately $395 million, subject to customary adjustments under the agreement. The Appalachian area being divested includes approximately 2,400 operated wells that accounted for approximately 1% of EOG's total 2007 production and approximately 2% of its total year-end 2007 proved reserves. The transaction closed on February 20, 2008. EOG retained certain of its undeveloped acreage in this area, including rights in the Marcellus Shale, and will continue its shale exploration program. On December 31, 2007, the book value of the assets and liabilities included in the sale were $254 million and $9 million, respectively.

International. Although EOG continues to focus on United States and Canada natural gas, EOG continues to see linkage between United States and Canada natural gas demand and Trinidad natural gas supply. In Trinidad, EOG continued to deliver natural gas under existing supply contracts. Under the Atlantic LNG Train 4 (ALNG) contract, EOG delivered gas at the contractual rate of 30 million cubic feet per day (MMcfd), gross (12 MMcfd, net) beginning in May 2007 when the ALNG plant reached commercial status. In March 2007, EOG acquired the remaining 10% working interest from Primera Block 4(a) Limited, a Trinidadian company, and now holds a 100% working interest in Block 4(a). In July 2007, EOG executed a 15-year natural gas contract with the National Gas Company of Trinidad and Tobago (NGC) for the sale of approximately 100 MMcfd, gross (78 MMcfd, net to EOG, based on current pricing and operating assumptions). EOG expects to begin initial delivery under this contract in early 2010 from its first discovery on Block 4(a), subject to the completion of a pipeline by NGC.

In May 2007, EOG acquired the remainder of the interest in the Modified U(b) Block from Primera Oil & Gas Ltd., a Trinidadian company, and now holds a 100% working interest in the Modified U(b) Block. In August 2007, EOG drilled the U(b)-2 exploratory well on the Modified U(b) Block, and the well was determined to be non-commercial. In 2007, EOG agreed to purchase an 80% interest in the Pelican field facilities from the subsidiaries of the other participants in the South East Coast Consortium Block. The transaction is expected to close in the first quarter of 2008.

During 2007, EOG executed a one-year term sheet, effective July 1, 2007, with the Petroleum Company of Trinidad and Tobago that sets forth the pricing for the sales of crude oil and condensate produced in Trinidad. The pricing terms are based on the valuation of the distillation yield of the crude oil and condensate produced less a refining margin. This term sheet replaces the pricing provisions of a previous crude oil and condensate sales contract that expired on June 30, 2007 and will be incorporated into a new crude oil and condensate sales contract which is expected to be finalized in the first quarter of 2008.

In addition to EOG's ongoing production from the Valkyrie and Arthur Fields in the United Kingdom North Sea, EOG participated in the drilling and successful testing of the Columbus prospect in the Central North Sea Block 23/16f, at the end of 2006. In 2007, a successful appraisal well was drilled on this prospect. The future development of this prospect is currently being evaluated. EOG also participated in the drilling of an unsuccessful exploratory well in August 2007 on the Eos prospect located in the Southern North Sea Block 45/11c.

EOG continues to evaluate other select natural gas and crude oil opportunities outside the United States and Canada primarily by pursuing exploitation opportunities in countries where indigenous natural gas and crude oil reserves have been identified.

Capital Structure

One of management's key strategies is to maintain a strong balance sheet with a consistently below average debt-to-total capitalization ratio as compared to those in EOG's peer group. At December 31, 2007, EOG's debt-to-total capitalization ratio was 14%, up from 12% at year-end 2006. By primarily utilizing cash on hand, cash provided from its operating activities and proceeds from long-term debt borrowings, EOG funded $3.9 billion in exploration and development and other property, plant and equipment expenditures, paid down $158 million of debt, paid dividends to common and preferred stockholders of $84 million and paid $51 million for the redemption of preferred stock. As management continues to assess price forecast and demand trends for 2008, EOG believes that operations and capital expenditure activity can be largely funded by cash from operations.

For 2008, EOG's budget for exploration and development and other property, plant and equipment expenditures is approximately $4.4 billion, excluding acquisitions. United States and Canada natural gas drilling activity continues to be a key component of these expenditures. When it fits EOG's strategy, EOG will make acquisitions that bolster existing drilling programs or offer EOG incremental exploration and/or production opportunities. Management continues to believe EOG has one of the strongest prospect inventories in EOG's history.

On September 10, 2007, EOG completed its public offering of $600 million aggregate principal amount of 5.875% Senior Notes due 2017 (2017 Notes). Interest on the 2017 Notes is payable semi-annually on March 15 and September 15 of each year, beginning March 15, 2008. Net proceeds from the offering were approximately $595 million and were used for general corporate purposes, including repayment of outstanding commercial paper and borrowings under other uncommitted credit facilities.

On September 15, 2006, EOG filed an automatically effective shelf registration statement on Form S-3 (New Registration Statement) for the offer and sale from time to time of up to $688,237,500 of EOG's debt securities, preferred stock and/or common stock. The New Registration Statement was filed to replace EOG's then existing shelf registration statement which had been declared effective by the Securities and Exchange Commission (SEC) in October 2000 and under which EOG had sold no securities. As of December 31, 2007, and as a result of the issuance of the 2017 Notes, EOG may offer and sell up to $88,237,500 of debt securities, preferred stock and/or common stock under the New Registration Statement.

In 2007, EOG repurchased a total of 48,260 shares of its outstanding 7.195% Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B, with a $1,000 liquidation preference per share (Series B), for an aggregate purchase price, including premium and fees, of $51 million, plus accrued dividends up to the date of repurchase. EOG has included as a component of preferred stock dividends the $3 million of premium and fees associated with the repurchases. At December 31, 2007, 5,000 shares of the Series B with a book value of $5 million remained outstanding. Such remaining shares were subsequently repurchased in January 2008. See Note 3 to Consolidated Financial Statements.

Stock-Based Compensation. EOG adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" effective January 1, 2006 using the modified prospective application method and accordingly has not restated any of its prior year results. See Note 6 to Consolidated Financial Statements. Stock-based compensation expense is included in the Consolidated Statements of Income and Comprehensive Income based upon job functions of employees receiving the grants. EOG compensation expense related to its stock-based compensation plans for the years ended December 31, was as follows (in millions):

	2007	2006	2005
Lease and Well	$ 14	$ 10	$ -
Exploration Costs	13	11	-
General and Administrative	40	29	12
Total	$ 67	$ 50	$ 12

Results of Operations

The following review of operations for each of the three years in the period ended December 31, 2007 should be read in conjunction with the consolidated financial statements of EOG and notes thereto beginning with page F-1.

Net Operating Revenues

During 2007, net operating revenues increased $278 million, or 7%, to $4,191 million from $3,913 million in 2006. Total wellhead revenues, which are revenues generated from sales of natural gas, crude oil, condensate and natural gas liquids, increased $474 million, or 13%, to $4,039 million from $3,565 million in 2006. Wellhead volume and price statistics for the years ended December 31, were as follows:

	2007	2006	2005
Natural Gas Volumes (MMcfd)			
United States	971	817	718
Canada	224	226	228
Trinidad	252	264	231
United Kingdom	23	30	39
Total	**1,470**	**1,337**	**1,216**
Average Natural Gas Prices ($/Mcf) [1]			
United States	$ 6.32	$ 6.56	$ 7.86
Canada	6.25	6.41	7.14
Trinidad	2.71	2.44	2.20
United Kingdom	6.19	7.69	6.99
Composite	**5.69**	**5.74**	**6.62**
Crude Oil and Condensate Volumes (MBbld) [2]			
United States	24.6	20.7	21.5
Canada	2.4	2.5	2.4
Trinidad	4.1	4.8	4.5
United Kingdom	0.1	0.1	0.2
Total	**31.2**	**28.1**	**28.6**
Average Crude Oil and Condensate Prices ($/Bbl) [1]			
United States	$ 68.85	$ 62.68	$ 54.57
Canada	65.27	57.32	50.49
Trinidad	69.84	63.87	57.36
United Kingdom	66.84	57.74	49.62
Composite	**68.69**	**62.38**	**54.63**
Natural Gas Liquids Volumes (MBbld) [2]			
United States	11.1	8.5	6.6
Canada	1.1	0.8	0.9
Total	**12.2**	**9.3**	**7.5**
Average Natural Gas Liquids Prices ($/Bbl) [1]			
United States	$ 47.63	$ 39.95	$ 35.59
Canada	44.54	43.69	35.59
Composite	**47.36**	**40.25**	**35.59**
Natural Gas Equivalent Volumes (MMcfed) [3]			
United States	1,184	992	886
Canada	245	246	248
Trinidad	276	292	259
United Kingdom	24	31	40
Total	**1,729**	**1,561**	**1,433**
Total Bcfe [3] Deliveries	631.3	569.9	523.0

(1) Dollars per thousand cubic feet or per barrel, as applicable.
(2) Thousand barrels per day.
(3) Million cubic feet equivalent per day; includes natural gas, crude oil, condensate and natural gas liquids. Natural gas equivalents are determined using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil, condensate or natural gas liquids.

2007 compared to 2006. Wellhead natural gas revenues for 2007 increased $248 million, or 9%, to $3,051 million from $2,803 million for 2006 due to increased natural gas deliveries ($278 million), partially offset by a lower composite average wellhead natural gas price ($30 million). The composite average wellhead natural gas price decreased to $5.69 per Mcf for 2007 from $5.74 per Mcf in 2006.

Natural gas deliveries increased 133 MMcfd, or 10%, to 1,470 MMcfd for 2007 from 1,337 MMcfd in 2006. The increase was due to higher production of 154 MMcfd in the United States, partially offset by lower production of 12 MMcfd in Trinidad, 7 MMcfd in the United Kingdom and 2 MMcfd in Canada. The increase in the United States was primarily attributable to increased production from Texas (119 MMcfd), the Rocky Mountain area (13 MMcfd), Kansas (13 MMcfd) and Mississippi (10 MMcfd). The decline in Trinidad was due to reduced 2007 deliveries to ALNG (10 MMcfd) and a decrease in contractual demand (2 MMcfd). During 2006, EOG supplied gas for use in ALNG's start-up phase. In 2007, ALNG remained in the start-up phase, but did not require any gas from EOG until May 2007 when ALNG reached commercial status and EOG began supplying gas under the ALNG take-or-pay contract. The decrease in production in the United Kingdom was a result of production declines in both the Arthur and Valkyrie fields.

Wellhead crude oil and condensate revenues increased $153 million, or 24%, to $778 million from $625 million as compared to 2006, due to an increase in wellhead crude oil and condensate deliveries ($81 million) and a higher composite average wellhead crude oil and condensate price ($72 million). The increase in deliveries primarily reflects increased production in North Dakota. The composite average wellhead crude oil and condensate price for 2007 was $68.69 per barrel compared to $62.38 per barrel for 2006.

Natural gas liquids revenues increased $73 million, or 53%, to $210 million from $137 million as compared to 2006, due to increases in deliveries ($42 million) and the composite average price ($31 million). The increase in deliveries primarily reflects increased volumes in the Fort Worth Basin Barnett Shale and South Texas areas.

During 2007, EOG recognized net gains on mark-to-market financial commodity derivative contracts of $93 million, which included realized gains of $128 million. During 2006, EOG recognized gains on mark-to-market financial commodity derivative contracts of $334 million, which included realized gains of $215 million.

2006 compared to 2005. Wellhead natural gas revenues for 2006 decreased $136 million, or 5%, to $2,803 million from $2,939 million for 2005 due to a lower composite average wellhead natural gas price ($407 million) and a second quarter 2005 revenue adjustment related to an amended Trinidad take-or-pay contract ($19 million), partially offset by increased natural gas deliveries ($290 million). The composite average wellhead natural gas price decreased 13% to $5.74 per Mcf for 2006 from $6.62 per Mcf in 2005. The Trinidad take-or-pay contract adjustment increased the average Trinidad wellhead natural gas price by $0.23 per Mcf for 2005.

Natural gas deliveries increased 121 MMcfd, or 10%, to 1,337 MMcfd for 2006 from 1,216 MMcfd in 2005. The increase was due to higher production of 99 MMcfd in the United States and 33 MMcfd in Trinidad, partially offset by lower production of 9 MMcfd in the United Kingdom and 2 MMcfd in Canada. The increase in the United States was primarily attributable to increased production from Texas (83 MMcfd), the Rocky Mountain area (24 MMcfd) and Kansas (7 MMcfd), partially offset by decreased production in the Gulf of Mexico (16 MMcfd). The decrease in Gulf of Mexico production was partially due to continued shut-in production caused by infrastructure damage from hurricanes Katrina and Rita. The increase in Trinidad was due to the commencement of two contracts late in the fourth quarter of 2005 (43 MMcfd) and increased contractual demand (34 MMcfd), partially offset by a decrease in volumes as a result of the December 2005 completion of a cost recovery arrangement (44 MMcfd). The decrease in production in the United Kingdom was a result of production declines in both the Arthur and Valkyrie fields.

Wellhead crude oil and condensate revenues increased $54 million, or 9%, to $625 million from $571 million as compared to 2005, due to an increase in the composite average wellhead crude oil and condensate price ($78 million), partially offset by a decrease in the wellhead crude oil and condensate deliveries ($24 million). The composite average wellhead crude oil and condensate price for 2006 was $62.38 per barrel compared to $54.63 per barrel for 2005.

Natural gas liquids revenues increased $40 million, or 41%, to $137 million from $97 million as compared to 2005, due to increases in deliveries ($24 million) and the composite average price ($16 million).

During 2006, EOG recognized gains on mark-to-market financial commodity derivative contracts of $334 million, which included realized gains of $215 million. During 2005, EOG recognized gains on mark-to-market financial commodity derivative contracts of $10 million, which included realized gains of $10 million.

Operating and Other Expenses

2007 compared to 2006. During 2007, operating expenses of $2,542 million were $533 million higher than the $2,009 million incurred in 2006. The following table presents the costs per Mcfe for the years ended December 31:

	2007	2006
Lease and Well	$0.76	$0.66
Transportation Costs	0.27	0.19
Depreciation, Depletion and Amortization (DD&A)	1.69	1.44
General and Administrative (G&A)	0.33	0.29
Net Interest Expense	0.07	0.08
Total Per-Unit Costs [(1)]	**$3.12**	**$2.66**

(1) Total per-unit costs do not include exploration costs, dry hole costs, impairments and taxes other than income.

The primary factors impacting per-unit rates of lease and well, transportation costs, DD&A, G&A and net interest expense for 2007 as compared to 2006 are set forth below.

Lease and well expenses include expenses for EOG-operated properties, as well as expenses billed to EOG from other operators where EOG is not the operator of a property. Lease and well expenses can be divided into the following categories: costs to operate and maintain EOG's oil and natural gas wells, the cost of workovers, and lease and well administrative expenses. Operating and maintenance expenses include, among other things, pumping services, salt water disposal, equipment repair and maintenance, compression expense, lease upkeep, and fuel and power. Workovers are costs of operations to restore or maintain production from existing wells.

Each of these categories of costs individually fluctuates from time to time as EOG attempts to maintain and increase production while maintaining efficient, safe and environmentally responsible operations. EOG continues to increase its operating activities by drilling new wells in existing and new areas. Operating costs within these existing and new areas, as well as the costs of services charged to EOG by vendors, fluctuate over time.

Lease and well expenses of $480 million in 2007 were $107 million higher than 2006 due primarily to higher operating and maintenance expenses in the United States ($62 million) and Canada ($13 million), higher lease and well administrative expenses ($18 million), higher workover expenditures in the United States ($7 million) and changes in the Canadian exchange rate ($7 million).

Transportation costs represent costs incurred directly by EOG from third-party carriers associated with the delivery of hydrocarbon products from the lease to a down-stream point of sale. Transportation costs include the cost of compression (the cost of compressing natural gas to meet pipeline pressure requirements), dehydration (the cost associated with removing water from natural gas to meet pipeline requirements), gathering fees, fuel costs and transportation fees.

Transportation costs of $170 million in 2007 were $60 million higher than 2006 due primarily to increased production in the Fort Worth Basin Barnett Shale play and related costs associated with new marketing arrangements to transport the increased production to new downstream markets.

DD&A of the cost of proved oil and gas properties is calculated using the unit-of-production method. EOG's DD&A rate and expense are the composite of numerous individual field calculations. There are several factors that can impact EOG's composite DD&A rate and expense, such as field production profiles, drilling or acquisition of new wells, disposition of existing wells, reserve revisions (upward or downward) primarily related to well performance, and impairments. Changes to these factors may cause EOG's composite DD&A rate and expense to fluctuate from year to year.

DD&A expenses of $1,066 million in 2007 were $248 million higher than 2006 primarily due to higher unit rates described below and as a result of increased production in the United States ($122 million), partially offset by a decrease in production in the United Kingdom ($5 million). DD&A rates increased due primarily to a proportional increase in production from higher cost properties in the United States ($102 million), Canada ($17 million) and in the United Kingdom ($2 million). The exchange rates in Canada ($10 million) and in the United Kingdom ($2 million) also contributed to the DD&A expense increase.

G&A expenses of $205 million in 2007 were $40 million higher than 2006 due primarily to higher employee-related costs ($24 million), legal settlement costs ($4 million), insurance costs ($3 million) and office rent ($2 million). The increase in employee-related costs primarily reflects higher stock-based compensation expenses ($11 million).

Net interest expense of $47 million in 2007 increased $4 million compared to 2006 primarily due to a higher average debt balance ($13 million), partially offset by higher capitalized interest ($9 million).

Exploration costs of $150 million in 2007 were $5 million lower than 2006 due primarily to decreased geological and geophysical expenditures in the United States.

Impairments include amortization of unproved leases, as well as impairments under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires an entity to compute impairments to the carrying value of long-lived assets based on future cash flow analysis. Impairments of $148 million in 2007 were $39 million higher than 2006 due primarily to increased SFAS No. 144 related impairments ($27 million) and increased amortization of unproved leases in the United States ($7 million), the United Kingdom ($3 million) and Canada ($3 million). The increase in SFAS No. 144 related impairments is due to an increase in Canada ($15 million) primarily related to the Northwest Territories discovery (see Note 15 to Consolidated Financial Statements) and an increase in the United States ($12 million). Under SFAS No. 144, EOG recorded impairments of $82 million and $55 million for 2007 and 2006, respectively.

Taxes other than income include severance/production taxes, ad valorem/property taxes, payroll taxes, franchise taxes and other miscellaneous taxes. Severance/production taxes are determined based on wellhead revenue and ad valorem/property taxes are generally determined based on the valuation of the underlying assets. Taxes other than income in 2007 increased $7 million to $208 million (5.2% of wellhead revenues) from $201 million (5.6% of wellhead revenues) in 2006.

Severance/production taxes increased primarily due to increased wellhead revenues in the United States ($27 million) and Trinidad ($2 million), partially offset by increased credits taken for Texas high cost gas severance tax rate reductions ($26 million). Ad valorem/property taxes increased primarily due to higher property valuation in Canada ($2 million).

Other income, net was $29 million in 2007 compared to $52 million in 2006. The decrease of $23 million was primarily due to lower interest income ($17 million), lower settlements received related to the Enron Corp. bankruptcy ($3 million) and lower equity income from the Nitrogen (2000) Unlimited ammonia plant ($2 million).

Income tax provision of $541 million in 2007 decreased $72 million compared to 2006 due primarily to decreased pretax income ($99 million), partially offset by higher foreign income taxes ($10 million) and increased state income taxes ($7 million). The net effective tax rate for 2007 increased to 33% from 32% in 2006.

2006 compared to 2005. During 2006, operating expenses of $2,009 million were $381 million higher than the $1,628 million incurred in 2005. The following table presents the costs per Mcfe for the years ended December 31:

	2006	2005
Lease and Well	$0.66	$0.54
Transportation Costs	0.19	0.17
DD&A	1.44	1.25
G&A	0.29	0.24
Net Interest Expense	0.08	0.12
Total Per-Unit Costs [1]	**$2.66**	**$2.32**

(1) Total per-unit costs do not include exploration costs, dry hole costs, impairments and taxes other than income.

The change in per-unit rates of lease and well, transportation costs, DD&A, G&A and net interest expense for 2006 as compared to 2005 were due primarily to the reasons set forth below.

Lease and well expenses of $373 million in 2006 were $86 million higher than 2005 due primarily to higher operating and maintenance expenses in the United States ($34 million) and Canada ($16 million); higher lease and well administrative expenses ($21 million), including stock-based compensation expense ($10 million); changes in the Canadian exchange rate ($6 million); and higher workover expenditures in the United States ($6 million).

Transportation costs of $110 million in 2006 were $23 million higher than 2005 due primarily to increased production in the Fort Worth Basin Barnett Shale play.

DD&A expenses of $817 million in 2006 were $163 million higher than 2005 primarily due to higher unit rates described below and as a result of increased production in the United States ($56 million) and Trinidad ($3 million), partially offset by a decrease in production in the United Kingdom ($4 million). DD&A rates increased due primarily to a gradual proportional increase in production from higher cost properties in the United States ($78 million) and Canada ($11 million), and a downward reserve revision in the United Kingdom ($11 million). The Canadian exchange rate also contributed to the DD&A expense increase ($9 million).

G&A expenses of $165 million in 2006 were $39 million higher than 2005 due primarily to higher employee-related costs ($31 million) and higher insurance costs ($4 million). The increase in employee-related costs primarily reflects higher stock-based compensation expenses ($17 million).

Net interest expense of $43 million in 2006 decreased $19 million compared to 2005 primarily due to a lower average debt balance ($9 million), costs in 2005 associated with the early retirement of the 6.00% Notes due 2008 ($8 million), and higher capitalized interest ($5 million).

Exploration costs of $155 million in 2006 were $22 million higher than 2005 due primarily to higher employee-related costs, including stock-based compensation expenses.

Impairments of $108 million in 2006 were $30 million higher than 2005 due primarily to increased SFAS No. 144 related impairments in the United States ($17 million) and Canada ($7 million) and higher amortization of unproved leases in Canada ($4 million) and the United States ($2 million). EOG recorded impairments of $55 million and $31 million for 2006 and 2005, respectively, under SFAS No. 144 for properties in the United States and Canada.

Taxes other than income of $201 million in 2006 were $2 million higher than 2005. Severance taxes in the United States decreased primarily due to increased credits taken for Texas high cost gas severance tax rate reductions ($14 million). Severance/production taxes in Trinidad increased due primarily to increased wellhead revenues from crude oil and condensate ($12 million), partially offset by changes to the tax legislation governing the Supplemental Petroleum Tax ($7 million). Ad valorem/property taxes increased primarily due to higher property valuation in the United States ($7 million) and Canada ($2 million).

Other income, net was $52 million in 2006 compared to $23 million in 2005. The increase of $29 million was primarily due to higher interest income ($19 million), settlements received related to the Enron Corp. bankruptcy ($4 million) and increased net foreign currency transaction gains ($3 million).

Income tax provision of $613 million in 2006 decreased $93 million compared to 2005 due primarily to a net decrease in foreign income taxes ($37 million), largely related to a Canadian federal tax rate reduction ($19 million) and an Alberta, Canada corporate tax rate reduction ($13 million), partially offset by a United Kingdom corporate tax rate increase ($7 million); reduced income taxes associated with the repatriation of foreign earnings in 2005 ($24 million); decreased pretax income ($18 million); and reduced state income taxes ($18 million), partially offset by a decrease in the Domestic Production Activities Deduction ($7 million). The effective tax rate for 2006 decreased to 32% from 36% in 2005.

Capital Resources and Liquidity

Cash Flow

The primary sources of cash for EOG during the three-year period ended December 31, 2007 were funds generated from operations, the issuance of long-term debt, proceeds from employee stock option exercises and the employee stock purchase plans, proceeds from the sale of oil and gas properties, excess tax benefits from stock-based compensation, net commercial paper, other uncommitted credit facilities and revolving credit facility borrowings. The primary uses of cash were funds used in operations; exploration and development expenditures; other property, plant and equipment expenditures; repayments of debt; dividend payments to stockholders; redemptions of preferred stock and debt issuance costs.

2007 compared to 2006. Net cash provided by operating activities of $2,893 million in 2007 increased $315 million compared to 2006 primarily reflecting an increase in wellhead revenues ($474 million) and a decrease in cash paid for income taxes ($157 million), partially offset by an increase in cash operating expenses ($180 million), a decrease in the net cash flows from settlement of financial commodity derivative contracts ($87 million) and unfavorable changes in working capital and other assets and liabilities ($55 million).

Net cash used in investing activities of $3,456 million in 2007 increased by $745 million compared to 2006 due primarily to increased additions to oil and gas properties and other property, plant and equipment.

Net cash provided by financing activities was $394 million in 2007 compared to net cash used in financing activities of $299 million in 2006. Cash provided by financing activities for 2007 included the issuance of long-term debt ($600 million), proceeds from employee stock option exercises and employee stock purchase plans ($55 million), excess tax benefits from stock-based compensation ($27 million) and Trinidad revolving credit facility borrowings ($10 million). Cash used by financing activities for 2007 included repayments of long-term borrowings ($158 million), cash dividend payments ($84 million), redemptions of preferred stock ($51 million) and debt issuance costs ($5 million).

2006 compared to 2005. Net cash provided by operating activities of $2,579 million in 2006 increased $209 million compared to 2005 primarily reflecting a favorable change in the net cash flows from settlement of financial commodity derivative contracts ($205 million), favorable changes in working capital and other liabilities ($162 million) and a decrease in cash paid for income taxes and interest expense ($54 million), partially offset by an increase in cash operating expenses ($173 million) and a decrease in wellhead revenues ($42 million).

Net cash used in investing activities of $2,710 million in 2006 increased by $1,032 million compared to 2005 due primarily to increased additions to oil and gas properties ($1,094 million) and decreased proceeds from sales of oil and gas properties ($51 million), partially offset by favorable changes in working capital related to investing activities ($125 million). Changes in Components of Working Capital Associated with Investing Activities included changes in accounts payable associated with the accrual of exploration and development expenditures and changes in inventories which represent material and equipment used in drilling and related activities.

Cash used in financing activities of $299 million in 2006 increased $227 million compared to 2005. Cash used by financing activities for 2006 included repayments of long-term debt borrowings ($317 million), cash dividend payments ($60 million) and redemption of preferred stock, including premium paid ($50 million). Cash provided by financing activities for 2006 included borrowing under a revolving credit facility ($65 million), proceeds from sales of treasury stock attributable to employee stock option exercises and the employee stock purchase plan ($36 million) and excess tax benefits from stock-based compensation expenses ($28 million).

Total Expenditures

The table below sets out components of total expenditures for the years ended December 31, 2007, 2006 and 2005, along with the total budgeted for 2008, excluding acquisitions (in millions):

	Actual			Budgeted 2008
	2007	**2006**	**2005**	**(excluding acquisitions)**
Expenditure Category				
Capital				
Drilling and Facilities	$ 2,976	$ 2,403	$ 1,418	
Leasehold Acquisitions	278	225	131	
Producing Property Acquisitions	20	22	56	
Capitalized Interest	29	20	15	
Subtotal	3,303	2,670	1,620	
Exploration Costs	150	155	133	
Dry Hole Costs	115	80	65	
Exploration and Development Expenditures	3,568	2,905	1,818	Approximately $4,100
Asset Retirement Costs	31	22	20	
Total Exploration and Development Expenditures	3,599	2,927	1,838	
Other Property, Plant and Equipment	277	100	63	Approximately $280
Total Expenditures	**$ 3,876**	**$ 3,027**	**$ 1,901**	

Exploration and development expenditures of $3,568 million for 2007 were $663 million higher than the prior year due primarily to increased drilling and facilities expenditures of $573 million resulting from higher drilling and facilities expenditures in the United States ($648 million); increased lease acquisitions in the United States ($57 million); increased dry hole costs in the United States ($19 million), Trinidad ($9 million) and the United Kingdom ($7 million); changes in the Canadian exchange rate ($18 million); and increased capitalized interest in the United States ($8 million). These increases were partially offset by lower drilling and facilities expenditures in Canada ($70 million), the United Kingdom ($12 million) and Trinidad ($7 million); decreased geological and geophysical expenditures in the United States ($7 million); and decreased lease acquisitions in the United Kingdom ($6 million). The 2007 exploration and development expenditures of $3,568 million includes $2,681 million in development, $838 million in exploration, $29 million in capitalized interest and $20 million in property acquisitions. The increase in expenditures for other property, plant and equipment primarily related to gathering systems and processing plants in the Fort Worth Basin Barnett Shale and Rocky Mountain areas. The 2006 exploration and development expenditures of $2,905 million includes $2,159 million in development, $704 million in exploration, $22 million in property acquisitions and $20 million in capitalized interest. The 2005 exploration and development expenditures of $1,818 million includes $1,260 million in development, $487 million in exploration, $56 million in property acquisitions and $15 million in capitalized interest.

The level of exploration and development expenditures, including acquisitions, will vary in future periods depending on energy market conditions and other related economic factors. EOG has significant flexibility with respect to financing alternatives and the ability to adjust its exploration and development expenditure budget as circumstances warrant. While EOG has certain continuing commitments associated with expenditure plans related to operations in the United States, Canada, Trinidad and the United Kingdom North Sea, such commitments are not expected to be material when considered in relation to the total financial capacity of EOG.

Derivative Transactions

During 2007, EOG recognized net gains on mark-to-market financial commodity derivative contracts of $93 million, which included realized gains of $128 million. During 2006, EOG recognized gains on mark-to-market financial commodity derivative contracts of $334 million, which included realized gains of $215 million. See Note 11 to Consolidated Financial Statements.

Presented below is a comprehensive summary of EOG's 2008 and 2009 natural gas and crude oil financial price swap contracts at February 27, 2008, with notional volumes in million British thermal units per day (MMBtud) and in barrels per day (Bbld), as applicable, and prices expressed in dollars per million British thermal units ($/MMBtu) and in dollars per barrel ($/Bbl), as applicable. Currently, EOG is not a party to any financial collar contracts. EOG accounts for these price swap contracts using the mark-to-market accounting method.

	Financial Price Swap Contracts			
	Natural Gas		Crude Oil	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)	Volume (Bbld)	Weighted Average Price ($/Bbl)
2008				
January (closed)	385,000	$8.92	-	$ -
February [1]	420,000	8.88	6,000	90.86
March	455,000	8.64	10,000	91.02
April	455,000	8.11	14,000	92.20
May	455,000	8.10	14,000	92.20
June	455,000	8.18	14,000	92.20
July	455,000	8.26	14,000	92.20
August	455,000	8.33	14,000	92.20
September	455,000	8.36	14,000	92.20
October	455,000	8.44	14,000	92.20
November	455,000	8.83	14,000	92.20
December	455,000	9.23	4,000	91.96
2009				
January	350,000	$9.36	-	-
February	350,000	9.36	-	-
March	350,000	9.13	-	-
April	350,000	8.22	-	-
May	350,000	8.19	-	-
June	350,000	8.25	-	-
July	350,000	8.32	-	-
August	350,000	8.37	-	-
September	350,000	8.38	-	-
October	350,000	8.44	-	-
November	350,000	8.67	-	-
December	350,000	8.95	-	-

(1) The natural gas contracts for February 2008 are closed. The crude oil contracts for February 2008 will close on February 29, 2008.

Financing

EOG's debt-to-total capitalization ratio was 14% at December 31, 2007 compared to 12% at December 31, 2006.

During 2007, total debt increased $452 million to $1,185 million (see Note 2 to Consolidated Financial Statements). The estimated fair value of EOG's debt at December 31, 2007 and 2006 was $1,227 million and $754 million, respectively. The estimated fair value was based upon quoted market prices and, where such prices were not available, upon interest rates available to EOG at year-end. EOG's debt is primarily at fixed interest rates. At December 31, 2007, a 1% decline in interest rates would result in an $83 million increase in the estimated fair value of the fixed rate obligations (see Note 11 to Consolidated Financial Statements).

During 2007 and 2006, EOG utilized cash provided by operating activities, net commercial paper and other uncommitted credit facilities and revolving credit facility borrowings to fund its capital programs. While EOG maintains a $1.0 billion commercial paper program, the maximum outstanding at any time during 2007 was $590 million, and the amount outstanding at year-end was zero. The maximum amount outstanding under uncommitted credit facilities during 2007 was $123 million with no amounts outstanding at year-end. EOG considers this excess availability, which is backed by the $1.0 billion Revolving Credit Agreement with domestic and foreign lenders described in Note 2 to Consolidated Financial Statements, combined with approximately $88 million of availability under its shelf registration described below, to be ample to meet its ongoing operating needs.

During September 2007, EOG issued $600 million aggregate principal amount of its 2017 Notes. Net proceeds of approximately $595 million were used for general corporate purposes including repayment of outstanding commercial paper and borrowings under other uncommitted credit facilities. In December 2007, EOG repaid, at maturity, the remaining $98 million principal amount of its 6.50% Notes due in 2007. Also during 2007, a foreign subsidiary of EOG repaid the remaining $60 million year-end 2006 outstanding balance of its $600 million, 3-year unsecured Senior Term Loan Agreement. EOG had previously terminated its remaining borrowing capacity under the Senior Term Loan Agreement.

In 2007, EOG repurchased a total of 48,260 shares of its outstanding Series B for an aggregate purchase price, including premium and fees, of $51 million, plus accrued dividends up to the date of repurchase. EOG has included as a component of preferred stock dividends the $3 million of premium and fees associated with the repurchases. At December 31, 2007, 5,000 shares of the Series B with a book value of $5 million remained outstanding. Such remaining shares were subsequently repurchased in January 2008.

Contractual Obligations

The following table summarizes EOG's contractual obligations at December 31, 2007 (in thousands):

Contractual Obligations (1)	Total	2008	2009 - 2010	2011 - 2012	2013 & Beyond
Long-Term Debt	$ 1,185,000	$ -	$ 75,000	$ 220,000	$ 890,000
Non-Cancelable Operating Leases	211,654	28,472	42,305	33,881	106,996
Interest Payments on Long-Term Debt	656,628	71,105	135,510	118,770	331,243
Pipeline Transportation Service Commitments (2)	1,928,603	149,495	385,862	377,473	1,015,773
Drilling Rig Commitments (3)	380,004	200,878	178,291	835	-
Seismic Purchase Obligations	3,027	3,027	-	-	-
Other Purchase Obligations	30,767	30,767	-	-	-
Total Contractual Obligations	**$ 4,395,683**	**$ 483,744**	**$ 816,968**	**$ 750,959**	**$ 2,344,012**

(1) This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties. In addition, this table does not include EOG's pension or postretirement benefit obligations (see Note 6 to Consolidated Financial Statements).

(2) Amounts shown are based on current pipeline transportation rates and the foreign currency exchange rates used to convert Canadian Dollars and British Pounds into United States Dollars at December 31, 2007. Management does not believe that any future changes in these rates before the expiration dates of these commitments will have a material adverse effect on the financial condition or results of operations of EOG.

(3) Amounts shown represent minimum future expenditures for drilling rig services.

Off-Balance Sheet Arrangements

EOG does not participate in financial transactions that generate relationships with unconsolidated entities or financial partnerships. Such entities or partnerships, often referred to as variable interest entities (VIE) or special purpose entities (SPE), are generally established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. EOG was not involved in any unconsolidated VIE or SPE financial transactions or any other "off-balance sheet arrangement" (as defined in Item 303(a)(4) of Regulation S-K) during any of the periods in this report, and currently has no intention of participating in any such transaction or arrangement in the foreseeable future.

Foreign Currency Exchange Rate Risk

During 2007, EOG was exposed to foreign currency exchange rate risk inherent in its operations in foreign countries, including Canada, Trinidad and the United Kingdom. The foreign currency most significant to EOG's operations during 2007 was the Canadian Dollar. The fluctuation of the Canadian Dollar in 2007 impacted both the revenues and expenses of EOG's Canadian subsidiaries. However, since the Canadian natural gas prices are largely correlated to United States prices, the changes in the Canadian currency exchange rate have less of an impact on the Canadian revenues than the Canadian expenses. EOG continues to monitor the foreign currency exchange rates of countries in which it is currently conducting business and may implement measures to protect against the foreign currency exchange rate risk.

Effective March 9, 2004, EOG entered into a foreign currency swap transaction with multiple banks to eliminate any exchange rate impacts that may result from the notes offered by one of the Canadian subsidiaries on the same date (see Note 2 to Consolidated Financial Statements). EOG accounts for the foreign currency swap transaction using the hedge accounting method, pursuant to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137, 138 and 149. Under those provisions, as of December 31, 2007, EOG recorded the fair value of the swap of $58 million in Other Liabilities on the Consolidated Balance Sheets. Changes in the fair value of the foreign currency swap resulted in no net impact to Net Income Available to Common Stockholders on the Consolidated Statements of Income and Comprehensive Income. The after-tax net impact from the foreign currency swap transaction resulted in a positive change of $8 million for the year ended December 31, 2007. The change is included in Accumulated Other Comprehensive Income in the Stockholders' Equity section of the Consolidated Balance Sheets.

Outlook

Pricing. Natural gas prices historically have been volatile, and this volatility is expected to continue. Uncertainty continues to exist as to the direction of future United States and Canada natural gas and crude oil price trends, and there remains a rather wide divergence in the opinions held by some in the industry. Being primarily a natural gas producer, EOG is more significantly impacted by changes in natural gas prices than by changes in crude oil and condensate prices. Longer term natural gas prices will be determined by the supply and demand for natural gas as well as the prices of competing fuels, such as oil and coal. The market price of natural gas and crude oil and condensate in 2008 will impact the level of EOG's 2008 total capital expenditures as well as its production.

Including the impact of EOG's 2008 natural gas and crude oil hedges, based on EOG's tax position and the portion of EOG's anticipated natural gas volumes for 2008 for which prices have not been determined under long-term marketing contracts, EOG's price sensitivity for each $0.10 per Mcf change in wellhead natural gas price is approximately $20 million for net income and operating cash flow. EOG's price sensitivity in 2008 for each $1.00 per barrel change in wellhead crude oil price, combined with the related change in natural gas liquids prices, is approximately $10 million for net income and operating cash flow. For information regarding EOG's natural gas and crude oil hedge position as of December 31, 2007, see Note 11 to Consolidated Financial Statements.

Capital. EOG plans to continue to focus a substantial portion of its exploration and development expenditures in its major producing areas in the United States and Canada. In 2008, EOG expects to allocate an increased amount of its domestic exploration and development expenditures to the Fort Worth Basin Barnett Shale and the Rocky Mountain operating area which includes the Uinta Basin and the North Dakota Bakken. In order to diversify its overall asset portfolio, EOG anticipates continuing to expend a portion of its available funds in the further development of Trinidad and the United Kingdom North Sea. In addition, EOG expects to conduct exploratory activity in other areas outside of the United States and Canada and will continue to evaluate the potential for involvement in additional exploitation-type opportunities. Budgeted 2008 exploration and development expenditures, excluding acquisitions, are approximately $4.1 billion. In addition, budgeted 2008 expenditures for natural gas gathering and processing and other assets are approximately $280 million. The total 2008 capital expenditures budget of $4.4 billion, excluding acquisitions, is structured to maintain the flexibility necessary under EOG's strategy of funding its exploration, development, exploitation and acquisition activities primarily from available internally generated cash flow.

The level of total capital expenditures may vary in 2008 and will vary in future periods depending on energy market conditions and other related economic factors. Based upon existing economic and market conditions, EOG believes net operating cash flow, proceeds from asset sales and available financing alternatives in 2008 will be sufficient to fund its net investing cash requirements for the year. However, EOG has significant flexibility with respect to its financing alternatives and adjustment of its exploration, exploitation, development and acquisition expenditure plans if circumstances warrant. While EOG has certain continuing commitments associated with expenditure plans related to operations in the United States, Canada, Trinidad and the United Kingdom, such commitments are not expected to be material when considered in relation to the total financial capacity of EOG.

Operations. Based on average North American natural gas prices of $7.50 per Mcf at Henry Hub and a total budget for exploration and development expenditures of $4.1 billion, excluding acquisitions, EOG expects to increase overall production in 2008 by 15% over 2007 levels. United States production is expected to increase by 19%, with a planned increase in crude oil and condensate and natural gas liquids production of 36% and 40%, respectively.

Environmental Regulations

Various foreign, federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect EOG's operations and costs as a result of their effect on natural gas and crude oil exploration, development and production operations, and could cause EOG to incur remediation or other corrective action costs in connection with a release of regulated substances, including crude oil, into the environment. In addition, EOG has acquired certain oil and gas properties from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes were not under EOG's control. Under environmental laws and regulations, EOG could be required to remove or remediate wastes disposed of or released by prior owners or operators. In addition, EOG could be responsible under environmental laws and regulations for oil and gas properties in which EOG owns an interest but is not the operator. Compliance with such laws and regulations increases EOG's overall cost of business, but has not had a material adverse effect on EOG's operations or financial condition. It is not anticipated, based on current laws and regulations, that EOG will be required in the near future to expend amounts that are material in relation to its total exploration and development expenditure program in order to comply with environmental laws and regulations, but, inasmuch as such laws and regulations are frequently changed, EOG is unable to predict the ultimate cost of compliance. EOG also could incur costs related to the cleanup of sites to which it sent regulated substances for disposal or to which it sent equipment for cleaning, and for damages to natural resources or other claims related to releases of regulated substances at such sites.

EOG is aware of the increasing focus of national and international regulatory bodies on greenhouse gas (GHG) emissions and climate change issues. We are also aware of legislation, recently proposed by the Canadian legislature, to reduce GHG emissions. Additionally, proposed United States policy, legislation or regulatory actions may also address GHG emissions. EOG will continue to monitor and assess any new policies, legislation or regulations in the areas where we are operating to determine the impact on our operations and take appropriate actions, where necessary.

Summary of Critical Accounting Policies

EOG prepares its financial statements and the accompanying notes in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. EOG identifies certain accounting policies as critical based on, among other things, their impact on the portrayal of EOG's financial condition, results of operations or liquidity, and the degree of difficulty, subjectivity and complexity in their deployment. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. Management routinely discusses the development, selection and disclosure of each of the critical accounting policies. Following is a discussion of EOG's most critical accounting policies:

Proved Oil and Gas Reserves

EOG's engineers estimate proved oil and gas reserves, which directly impact financial accounting estimates, including depreciation, depletion and amortization. Proved reserves represent estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. The process of estimating quantities of proved oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time.

Oil and Gas Exploration Costs

EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting. Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. Exploratory drilling costs are capitalized when drilling is complete if it is determined that there is economic producibility supported by either actual production, a conclusive formation test or by certain technical data if the discovery is located offshore in the Gulf of Mexico. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and the economic and operating viability of the project is being made. As of December 31, 2007 and 2006, EOG had exploratory drilling costs related to two projects that have been deferred for more than one year (see Note 15 to Consolidated Financial Statements). These costs meet the accounting requirements outlined above for continued capitalization. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

Impairments

Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with individually significant acquisition costs are assessed on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

When circumstances indicate that a producing asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Depreciation, Depletion and Amortization for Oil and Gas Properties

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves were revised upward or downward, earnings would increase or decrease respectively.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. The reserve base used to calculate depreciation, depletion and amortization is the sum of proved developed reserves and proved undeveloped reserves for leasehold acquisition costs and the cost to acquire proved properties. With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

Assets are grouped in accordance with paragraph 30 of SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The basis for grouping is a reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field.

Amortization rates are updated quarterly to reflect: 1) the addition of capital costs, 2) reserve revisions (upwards or downwards) and additions, 3) property acquisitions and/or property dispositions and 4) impairments.

Stock-Based Compensation

Effective January 1, 2006, EOG accounts for stock-based compensation under the provisions of SFAS No. 123(R), "Share Based Payment." In applying the provisions of SFAS 123(R), judgments and estimates are made regarding, among other things, the appropriate valuation methodology to follow in valuing stock compensation awards and the related inputs required by those valuation methodologies. Assumptions regarding expected volatility of EOG's common stock, the level of risk-free interest rates, expected dividend yields on EOG's stock, the expected term of the awards and other valuation inputs are subject to change. Any such changes could result in different valuations and thus impact the amount of stock-based compensation expense recognized in the Consolidated Statements of Income and Comprehensive Income.

Information Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations, including environmental regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The information required by this Item is incorporated by reference from Item 7 of this report, specifically the information set forth under the captions "Derivative Transactions," "Financing," "Foreign Currency Exchange Rate Risk" and "Outlook" in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity."

ITEM 8. ***Financial Statements and Supplementary Data***

The information required by this Item is included in this report as set forth in the "Index to Financial Statements" on page F-1 and is incorporated by reference herein.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

ITEM 9A. ***Controls and Procedures***

Disclosure Controls and Procedures. EOG's management, with the participation of EOG's principal executive officer and principal financial officer, evaluated the effectiveness of EOG's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act)) as of December 31, 2007. Based on this evaluation, EOG's principal executive officer and principal financial officer have concluded that EOG's disclosure controls and procedures were effective as of December 31, 2007 in ensuring that information that is required to be disclosed by EOG in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to EOG's management as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting. EOG's management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). Even an effective system of internal control over financial reporting, no matter how well designed, has inherent limitations, including the possibility of human error, circumvention or overriding of controls and, therefore, can provide only reasonable assurance with respect to reliable financial reporting. Furthermore, the effectiveness of a system of internal control over financial reporting in future periods can change as conditions change.

EOG's management assessed the effectiveness of EOG's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Based on this assessment and such criteria, EOG's management believes that EOG's internal control over financial reporting was effective as of December 31, 2007. See also "Management's Responsibility for Financial Reporting" appearing on page F-2 of this report, which is incorporated herein by reference.

The report of EOG's independent registered public accounting firm relating to the consolidated financial statements, financial statement schedules and effectiveness of internal control over financial reporting is set forth on page F-3 of this report.

There were no changes in EOG's internal control over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, EOG's internal control over financial reporting.

ITEM 9B. ***Other Information***

None.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is incorporated by reference from (i) the Definitive Proxy Statement to be filed not later than April 29, 2008, specifically the information to be set forth therein under the captions "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," and (ii) Item 1 of this report, specifically the information therein set forth under the caption "Executive Officers of the Registrant."

Pursuant to Rule 303A.10 of the New York Stock Exchange and Item 406 of Regulation S-K promulgated under the Exchange Act, EOG has adopted a Code of Business Conduct and Ethics (Code of Conduct) that applies to all EOG directors, officers and employees, including EOG's principal executive officer and principal financial and accounting officer.

You can access the Code of Conduct on the Corporate Governance page under Investors on EOG's website at www.eogresources.com, and any EOG stockholder who so requests may obtain a printed copy of the Code of Conduct by submitting a written request to EOG's Corporate Secretary.

EOG intends to disclose amendments to the Code of Conduct, and waivers with respect to the Code of Conduct granted to EOG's principal executive officer and principal financial and accounting officer, on its website at www.eogresources.com within four business days of the amendment or waiver. In such case, the disclosure regarding the amendment or waiver will remain available on EOG's website for at least 12 months after the initial disclosure.

ITEM 11. ***Executive Compensation***

The information required by this Item is incorporated by reference from the Definitive Proxy Statement to be filed not later than April 29, 2008, specifically the information to be set forth therein under the captions "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report." The Compensation Committee Report and related information incorporated by reference herein shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that EOG specifically incorporates such information by reference into such a filing.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the Definitive Proxy Statement to be filed not later than April 29, 2008, specifically the information to be set forth therein under the caption "Voting Rights and Principal Stockholders."

Equity Compensation Plan Information

EOG Resources, Inc. (EOG) has various plans under which employees and nonemployee members of the Board of Directors (Board) of EOG have been or may be granted certain equity compensation consisting of stock options, stock appreciation rights, restricted stock, restricted stock units and phantom stock. The 1992 Stock Plan, the 1993 Nonemployee Directors Stock Option Plan and the Employee Stock Purchase Plan have been approved by security holders. Plans that have not been approved by security holders are described below. The following table sets forth data for EOG's equity compensation plans aggregated by the various plans approved by security holders and those plans not approved by security holders as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	9,241,133	$51.01	1,222,347 [(1) (2)]
Equity Compensation Plans Not Approved by Security Holders	3,199,743	$21.06	151,527 [(3) (4)]
Total	**12,440,876**	**$43.30**	**1,373,874**

(1) Of these securities, 213,286 shares remain available for purchase under the Employee Stock Purchase Plan.
(2) Of these securities, 971,061 could be issued as restricted stock or restricted stock units under the 1992 Stock Plan.
(3) Of these securities, 27,663 phantom stock units remain available for issuance under the 1996 Deferral Plan.
(4) Of these securities, 123,864 could be issued as restricted stock or restricted stock units under the 1994 Stock Plan.

Stock Plan Not Approved by Security Holders. The Board of EOG approved the 1994 Stock Plan, which provides equity compensation to employees who are not officers within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended. Under the plan, employees have been or may be granted stock options (rights to purchase shares of EOG common stock at a price not less than the market price of the stock at the date of grant). Stock options vest on a graded vesting schedule up to four years from the date of grant based on the nature of the grants and as defined in individual grant agreements. Terms for stock options granted under the plan have not exceeded a maximum term of 10 years. Employees have also been or may be granted shares of restricted stock and/or restricted stock units without cost to the employee. The shares and units granted vest up to five years after the date of grant as defined in individual grant agreements. Upon vesting, restricted shares are released to the employee. Upon vesting, each restricted stock unit is converted into one share of EOG common stock and released to the employee.

Deferral Plan Phantom Stock Account. The Board of EOG approved the 1996 Deferral Plan, under which payment of base salary, annual bonus and directors fees may be deferred into a phantom stock account. In the phantom stock account, deferrals are treated as if shares of EOG common stock were purchased at the closing stock price on the date of deferral. Dividends are credited quarterly and treated as if reinvested in EOG common stock. Payment of the phantom stock account is made in actual shares of EOG common stock. A total of 120,000 shares have been registered for issuance under the plan. At December 31, 2007, 92,337 phantom stock units had been issued.

ITEM 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference from the Definitive Proxy Statement to be filed not later than April 29, 2008, specifically the information to be set forth therein under the captions "Related Party Transactions" and "Corporate Governance."

ITEM 14. ***Principal Accounting Fees and Services***

The information required by this Item is incorporated by reference from the Definitive Proxy Statement to be filed not later than April 29, 2008, specifically the information to be set forth therein under the caption "Item 2 - Ratification of Appointment of Auditors – General."

PART IV

ITEM 15. ***Exhibits, Financial Statement Schedules***

(a)(1) and (a)(2) Financial Statements and Financial Statement Schedule

See "Index to Financial Statements" set forth on page F-1.

(a)(3), (b) Exhibits

See pages E-1 through E-5 for a listing of the exhibits.

EOG RESOURCES, INC.
INDEX TO FINANCIAL STATEMENTS

Other financial statement schedules have been omitted because they are inapplicable or the information required therein is included elsewhere in the consolidated financial statements or notes thereto.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The following consolidated financial statements of EOG Resources, Inc., together with its subsidiaries (collectively EOG), were prepared by management, which is responsible for the integrity, objectivity and fair presentation of such financial statements. The statements have been prepared in conformity with generally accepted accounting principles in the United States of America and, accordingly, include some amounts that are based on the best estimates and judgments of management.

EOG's management is also responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control of EOG is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. This system consists of 1) entity level controls, including written policies and guidelines relating to the ethical conduct of business affairs, 2) general computer controls and 3) process controls over initiating, authorizing, recording, processing and reporting transactions. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and circumvention or overriding of controls and therefore can provide only reasonable assurance with respect to reliable financial reporting. Furthermore, the effectiveness of an internal control system in future periods can change as conditions change.

The adequacy of EOG's financial controls and the accounting principles employed by EOG in its financial reporting are under the general oversight of the Audit Committee of the Board of Directors. No member of this committee is an officer or employee of EOG. Moreover, EOG's independent registered public accounting firm and internal auditors have full, free, separate and direct access to the Audit Committee and meet with the committee from time to time to discuss accounting, auditing and financial reporting matters.

EOG's management assessed the effectiveness of EOG's internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. These criteria cover the control environment, risk assessment process, control activities, information and communication systems, and monitoring activities. Based on this assessment and those criteria, management believes that EOG maintained effective internal control over financial reporting as of December 31, 2007.

Deloitte & Touche LLP, independent registered public accounting firm, was engaged to audit the consolidated financial statements of EOG and to issue a report thereon. In the conduct of the audit, Deloitte & Touche LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Management believes that all representations made to Deloitte & Touche LLP during the audit were valid and appropriate. Their audit was made in accordance with standards of the Public Company Accounting Oversight Board (United States) and included a review of EOG's system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on EOG's consolidated financial statements and the effectiveness of EOG's internal control over financial reporting. Their report begins on page F-3.

MARK G. PAPA
Chairman of the Board and
Chief Executive Officer

TIMOTHY K. DRIGGERS
Vice President and Chief
Financial Officer

Houston, Texas
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
EOG Resources, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of EOG Resources, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the EOG Resources, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,

2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), "Share Based Payment."

DELOITTE & TOUCHE LLP

Houston, Texas
February 28, 2008

EOG RESOURCES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands, Except Per Share Data)

Year Ended December 31	2007	2006	2005
Net Operating Revenues			
Natural Gas	$ 3,050,973	$ 2,803,245	$ 2,938,917
Crude Oil, Condensate and Natural Gas Liquids	987,523	761,580	668,073
Gains on Mark-to-Market Commodity Derivative Contracts	93,108	334,260	10,475
Other, Net	59,187	13,457	15,564
Total	4,190,791	3,912,542	3,633,029
Operating Expenses			
Lease and Well	479,819	372,895	286,417
Transportation Costs	170,404	110,328	86,938
Exploration Costs	150,445	155,008	133,116
Dry Hole Costs	115,382	79,567	64,812
Impairments	147,517	108,258	77,932
Depreciation, Depletion and Amortization	1,065,545	817,089	654,258
General and Administrative	205,210	164,981	125,918
Taxes Other Than Income	208,073	200,863	199,007
Total	2,542,395	2,008,989	1,628,398
Operating Income	1,648,396	1,903,553	2,004,631
Other Income, Net	29,250	52,246	23,012
Income Before Interest Expense and Income Taxes	1,677,646	1,955,799	2,027,643
Interest Expense			
Incurred	76,102	63,058	77,102
Capitalized	(29,324)	(19,900)	(14,596)
Net Interest Expense	46,778	43,158	62,506
Income Before Income Taxes	1,630,868	1,912,641	1,965,137
Income Tax Provision	540,950	612,756	705,561
Net Income	1,089,918	1,299,885	1,259,576
Preferred Stock Dividends	6,663	10,995	7,432
Net Income Available to Common Stockholders	**$ 1,083,255**	**$ 1,288,890**	**$ 1,252,144**
Net Income Per Share Available to Common Stockholders			
Basic	$ 4.45	$ 5.33	$ 5.24
Diluted	$ 4.37	$ 5.24	$ 5.13
Average Number of Common Shares			
Basic	243,469	241,782	238,797
Diluted	247,637	246,100	243,975
Comprehensive Income			
Net Income	$ 1,089,918	$ 1,299,885	$ 1,259,576
Other Comprehensive Income (Loss)			
Foreign Currency Translation Adjustments	282,619	883	34,074
Foreign Currency Swap Transaction	10,789	(219)	(7,567)
Income Tax Related to Foreign Currency Swap Transaction	(3,086)	(605)	2,615
Defined Benefit Pension and Post-Retirement Plans	(595)	-	-
Income Tax Related to Defined Benefit Pension and Post-Retirement Plans	271	-	-
Comprehensive Income	**$ 1,379,916**	**$ 1,299,944**	**$ 1,288,698**

The accompanying notes are an integral part of these consolidated financial statements.

EOG RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

At December 31	2007	2006
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 54,231	$ 218,255
Accounts Receivable, Net	835,670	754,134
Inventories	102,322	113,591
Assets from Price Risk Management Activities	100,912	130,612
Income Taxes Receivable	110,370	94,311
Deferred Income Taxes	33,533	-
Other	55,001	39,177
Total	1,292,039	1,350,080
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	16,981,836	13,575,528
Other Property, Plant and Equipment	581,402	318,323
	17,563,238	13,893,851
Less: Accumulated Depreciation, Depletion and Amortization	(7,133,984)	(5,949,804)
Total Property, Plant and Equipment, Net	10,429,254	7,944,047
Long-Term Assets Held for Sale	254,376	-
Other Assets	113,238	108,033
Total Assets	**$ 12,088,907**	**$ 9,402,160**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,152,140	$ 896,572
Accrued Taxes Payable	104,647	130,984
Dividends Payable	22,045	14,718
Liabilities from Price Risk Management Activities	3,404	-
Deferred Income Taxes	108,980	144,615
Other	82,954	68,123
Total	1,474,170	1,255,012
Long-Term Debt	1,185,000	733,442
Other Liabilities	368,336	300,907
Deferred Income Taxes	2,071,307	1,513,128
Stockholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized: Series B, Cumulative, $1,000 Liquidation Preference Per Share, 5,000 Shares Outstanding at December 31, 2007, and 53,260 Shares Outstanding at December 31, 2006	4,977	52,887
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 249,460,000 Shares Issued	202,495	202,495
Additional Paid in Capital	221,102	129,986
Accumulated Other Comprehensive Income	466,702	176,704
Retained Earnings	6,156,721	5,151,034
Common Stock Held in Treasury, 2,935,313 Shares at December 31, 2007 and 5,724,959 Shares at December 31, 2006	(61,903)	(113,435)
Total Stockholders' Equity	6,990,094	5,599,671
Total Liabilities and Stockholders' Equity	**$ 12,088,907**	**$ 9,402,160**

The accompanying notes are an integral part of these consolidated financial statements.

EOG RESOURCES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands, Except Per Share Data)

	Preferred Stock	Common Stock	Additional Paid In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Common Stock Held In Treasury	Total Stockholders' Equity
Balance at December 31, 2004	$ 98,826	$201,247	$ 21,047	$(29,861)	$148,015	$2,706,845	$(200,695)	$2,945,424
Net Income	-	-	-	-	-	1,259,576	-	1,259,576
Common Stock Issued - Stock Split	-	1,248	(1,248)	-	-	-	-	-
Amortization of Preferred Stock Discount	236	-	-	-	-	(236)	-	-
Preferred Stock Dividends Declared	-	-	-	-	-	(7,196)	-	(7,196)
Common Stock Dividends Declared, $0.16 Per Share	-	-	-	-	-	(38,506)	-	(38,506)
Translation Adjustment	-	-	-	-	34,074	-	-	34,074
Foreign Currency Swap Transaction, Net of Tax	-	-	-	-	(4,952)	-	-	(4,952)
Treasury Stock Issued Under Stock Plans	-	-	2,157	-	-	-	61,209	63,366
Tax Benefits from Stock Options Exercised	-	-	50,880	-	-	-	-	50,880
Restricted Stock and Units	-	-	11,080	(18,573)	-	-	7,493	-
Amortization of Unearned Compensation	-	-	-	12,188	-	-	-	12,188
Treasury Stock Issued as Compensation	-	-	789	-	-	-	649	1,438
Balance at December 31, 2005	99,062	202,495	84,705	(36,246)	177,137	3,920,483	(131,344)	4,316,292
Net Income	-	-	-	-	-	1,299,885	-	1,299,885
Redemption of Preferred Stock	(46,740)	-	-	-	-	-	-	(46,740)
Adjustment to Reflect Adoption of FASB Statement No. 123 (R)	-	-	(36,246)	36,246	-	-	-	-
Amortization of Preferred Stock Discount	565	-	-	-	-	(565)	-	-
Preferred Stock Dividends Declared	-	-	-	-	-	(10,430)	-	(10,430)
Common Stock Dividends Declared, $0.24 Per Share	-	-	-	-	-	(58,339)	-	(58,339)
Translation Adjustment	-	-	-	-	883	-	-	883
Foreign Currency Swap Transaction, Net of Tax	-	-	-	-	(824)	-	-	(824)
Treasury Stock Issued Under Stock Plans	-	-	9,623	-	-	-	8,945	18,568
Tax Benefits from Stock-Based Compensation	-	-	30,993	-	-	-	-	30,993
Restricted Stock and Units	-	-	(8,964)	-	-	-	8,964	-
Expense on Stock-Based Compensation	-	-	49,875	-	-	-	-	49,875
Adjustment to Initially Apply FASB Statement No. 158, Net of Tax	-	-	-	-	(492)	-	-	(492)
Balance at December 31, 2006	52,887	202,495	129,986	-	176,704	5,151,034	(113,435)	5,599,671
Net Income	-	-	-	-	-	1,089,918	-	1,089,918
Redemption of Preferred Stock	(48,260)	-	-	-	-	-	-	(48,260)
Amortization of Preferred Stock Discount	350	-	-	-	-	(350)	-	-
Preferred Stock Dividends Declared	-	-	-	-	-	(6,313)	-	(6,313)
Common Stock Dividends Declared, $0.36 Per Share	-	-	-	-	-	(88,368)	-	(88,368)
Translation Adjustment	-	-	-	-	282,619	-	-	282,619
Foreign Currency Swap Transaction, Net of Tax	-	-	-	-	7,703	-	-	7,703
Defined Benefit Pension and Post Retirement Plans, Net of Tax	-	-	-	-	(324)	-	-	(324)
Treasury Stock Issued Under Stock Plans	-	-	16,205	-	-	-	30,106	46,311
Tax Benefits from Stock-Based Compensation	-	-	29,084	-	-	-	-	29,084
Restricted Stock and Units	-	-	(21,426)	-	-	-	21,426	-
Expense on Stock-Based Compensation	-	-	67,253	-	-	-	-	67,253
Retained Earnings Reclass for FASB Interpretation No. 48	-	-	-	-	-	10,800	-	10,800
Balance at December 31, 2007	$ 4,977	$202,495	$221,102	$ -	$466,702	$6,156,721	$ (61,903)	$6,990,094

The accompanying notes are an integral part of these consolidated financial statements.

EOG RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

Year Ended December 31	2007	2006	2005
Cash Flows From Operating Activities			
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net Income	$ 1,089,918	$ 1,299,885	$ 1,259,576
Items Not Requiring (Providing) Cash			
Depreciation, Depletion and Amortization	1,065,545	817,089	654,258
Impairments	147,517	108,258	77,932
Stock-Based Compensation Expenses	67,253	49,875	12,187
Deferred Income Taxes	426,827	385,842	270,291
Other, Net	(44,138)	(18,404)	(17,859)
Dry Hole Costs	115,382	79,567	64,812
Mark-to-Market Commodity Derivative Contracts			
Total Gains	(93,108)	(334,260)	(10,475)
Realized Gains	127,969	215,063	9,807
Tax Benefits from Stock Options Exercised	-	-	50,880
Other, Net	24,268	20,670	10,228
Changes in Components of Working Capital and Other Assets and Liabilities			
Accounts Receivable	(85,024)	9,905	(315,557)
Inventories	9,638	(50,370)	(23,085)
Accounts Payable	228,354	222,012	248,411
Accrued Taxes Payable	(40,002)	(106,324)	88,151
Other Assets	(8,416)	13,060	(16,539)
Other Liabilities	4,976	(9,477)	4,979
Changes in Components of Working Capital Associated with Investing and Financing Activities	(143,594)	(123,838)	1,429
Net Cash Provided by Operating Activities	2,893,365	2,578,553	2,369,426
Investing Cash Flows			
Additions to Oil and Gas Properties	(3,401,986)	(2,750,262)	(1,685,297)
Additions to Other Property, Plant and Equipment	(277,076)	(99,861)	(62,724)
Proceeds from Sales of Assets	83,295	20,041	70,987
Changes in Components of Working Capital Associated with Investing Activities	143,668	123,890	(1,538)
Other, Net	(3,675)	(4,181)	464
Net Cash Used in Investing Activities	(3,455,774)	(2,710,373)	(1,678,108)
Financing Cash Flows			
Net Commercial Paper and Revolving Credit Facility Borrowings (Repayments)	10,000	65,000	(91,800)
Long-Term Debt Borrowings	600,000	-	250,000
Long-Term Debt Repayments	(158,442)	(316,625)	(250,755)
Dividends Paid	(84,020)	(60,443)	(42,986)
Excess Tax Benefits from Stock-Based Compensation	27,339	28,188	-
Redemption of Preferred Stock	(51,197)	(50,199)	-
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	55,320	36,033	64,668
Debt Issuance Costs	(5,206)	(615)	(1,588)
Other, Net	(71)	(221)	151
Net Cash Provided by (Used in) Financing Activities	393,723	(298,882)	(72,310)
Effect of Exchange Rate Changes on Cash	4,662	5,146	3,823
(Decrease) Increase in Cash and Cash Equivalents	(164,024)	(425,556)	622,831
Cash and Cash Equivalents at Beginning of Year	218,255	643,811	20,980
Cash and Cash Equivalents at End of Year	**$ 54,231**	**$ 218,255**	**$ 643,811**

The accompanying notes are an integral part of these consolidated financial statements.

EOG RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements of EOG Resources, Inc. (EOG) include the accounts of all domestic and foreign subsidiaries. Investments in unconsolidated affiliates, in which EOG is able to exercise significant influence, are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior period financial statements to conform with the current presentation.

Financial Instruments. EOG's financial instruments consist of cash and cash equivalents, marketable securities, commodity derivative contracts, accounts receivable, accounts payable and current and long-term debt. The carrying values of cash and cash equivalents, marketable securities, commodity derivative contracts, accounts receivable and accounts payable approximate fair value (see Note 11).

Cash and Cash Equivalents. EOG records as cash equivalents all highly liquid short-term investments with original maturities of three months or less.

Oil and Gas Operations. EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting.

Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with individually significant acquisition costs are assessed on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. Exploratory drilling costs are capitalized when drilling is complete if it is determined that there is economic producibility supported by either actual production, a conclusive formation test or by certain technical data if the discovery is located offshore in the Gulf of Mexico. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and the economic and operating viability of the project is being made (see Note 15). Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. The reserve base used to calculate depreciation, depletion and amortization is the sum of proved developed reserves and proved undeveloped reserves for leasehold acquisition costs and the cost to acquire proved properties. With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

Assets are grouped in accordance with paragraph 30 of Statement of Financial Accounting Standards (SFAS) No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The basis for grouping is a reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field.

Amortization rates are updated quarterly to reflect: 1) the addition of capital costs, 2) reserve revisions (upwards or downwards) and additions, 3) property acquisitions and/or property dispositions and 4) impairments.

EOG accounts for impairments under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Inventories, consisting primarily of tubular goods and well equipment held for use in the exploration for and development and production of natural gas and crude oil reserves, are carried at cost with adjustments made from time to time to recognize any reductions in value.

Arrangements for natural gas, crude oil, condensate and natural gas liquids sales are evidenced by signed contracts with determinable market prices, and revenues are recorded when production is delivered. A significant majority of the purchasers of these products have investment grade credit ratings and material credit losses have been rare. Revenues are recorded on the entitlement method based on EOG's percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold on that owner's behalf may differ from that owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable is recorded when overproduction occurs.

Other Property, Plant and Equipment. Other Property, Plant and Equipment consist of natural gas gathering and processing facilities, natural gas compressors, vehicles, buildings and leasehold improvements, furniture and fixtures, and computer hardware and software.

Capitalized Interest Costs. Interest capitalization is required for those properties if its effect, compared with the effect of expensing interest, is material. Accordingly, certain interest costs have been capitalized as a part of the historical cost of unproved oil and gas properties. The amount capitalized is an allocation of the interest cost incurred during the reporting period. Capitalized interest is computed only during the exploration and development activities and not on proved properties. The interest rate used for capitalization purposes is based on the interest rates on EOG's outstanding borrowings.

Accounting for Price Risk Management Activities. EOG accounts for its price risk management activities under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137, 138 and 149. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ending December 31, 2007, EOG elected not to designate any of its commodity price risk management activities as accounting hedges under SFAS No. 133, and accordingly, accounted for them using the mark-to-market accounting method. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. The gains or losses are recorded in Gains on Mark-to-Market Commodity Derivative Contracts. The related cash flow impact is reflected as cash flows from operating activities (see Note 11).

Income Taxes. EOG accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax basis (see Note 5).

Foreign Currency Translation. For subsidiaries whose functional currency is deemed to be other than the United States dollar, asset and liability accounts are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included in Accumulated Other Comprehensive Income. Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

Net Income Per Share. In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted net income per share is computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities (see Note 8).

Stock-Based Compensation. Effective January 1, 2006, EOG accounts for stock-based compensation under the provisions of SFAS No. 123(R), "Share Based Payment." EOG adopted SFAS No. 123(R) using the modified prospective application method and has therefore not restated its previously issued financial statements. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, eliminating the exception to account for such awards using the intrinsic method previously allowable under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Prior to the adoption of SFAS No. 123(R), EOG included tax benefits resulting from the exercise of stock options in the operating activities section of the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that cash flows provided by excess tax benefits from stock-based compensation deductions be reflected in the financing activities section of the Consolidated Statements of Cash Flows and Unearned Compensation previously included separately in Stockholders' Equity be written off against Additional Paid in Capital at the date of adoption.

EOG has adopted the alternative transition method prescribed in FASB Staff Position (FSP) FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," for calculating the beginning balance of excess tax benefits related to employee stock-based compensation included in additional paid in capital (APIC Pool). The APIC Pool represents the amount of tax benefits available to absorb future tax deficiencies that may result in connection with employee stock-based compensation. FSP FAS 123R-3 also provides a simplified method to determine the subsequent impact on the APIC Pool of stock-based compensation awards that are fully vested at the date of adoption of SFAS 123(R).

Recently Issued Accounting Standards and Developments. During February 2007, the Financial Accounting Standards (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115." The new standard permits an entity to make an irrevocable election at specific election dates to measure most financial assets and financial liabilities at fair value. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. Changes in fair value would be recorded in income. SFAS No. 159 established presentation and disclosure requirements intended to help financial statement users understand the effect of the entity's election on earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted. Currently, EOG has elected not to adopt the fair value option provision allowed under SFAS No. 159.

In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet. The funded status is defined as the difference between the fair value of plan assets and the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement benefit plans). SFAS No. 158 also requires that actuarial gains and losses and changes in prior service costs not included in net periodic pension costs be included, net of tax, as a component of other comprehensive income. The statement does not affect the determination of net periodic benefit costs included in the income statement. SFAS No. 158 also requires that an employer measure defined benefit plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position. As of December 31, 2006, EOG adopted the recognition and disclosure requirements of SFAS No. 158. The impact of the adoption was immaterial. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for fiscal years ending after December 15, 2008, and will not have an impact on EOG's financial statements since plan assets and benefit obligations are currently measured as of the date of EOG's fiscal year-end.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 provides a definition of fair value and provides a framework for measuring fair value. The standard also requires additional disclosures on the use of fair value in measuring assets and liabilities. SFAS No. 157 establishes a fair value hierarchy and requires disclosure of fair value measurements within that hierarchy. In February 2008, the FASB issued a Staff Position on SFAS No. 157, FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157," (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, except as provided by FSP 157-2. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. FSP 157-2 requires an entity that does not adopt SFAS No. 157 in its entirety to disclose, at each reporting date until fully adopted, that it has only partially adopted SFAS No. 157 and the categories of assets and liabilities recorded or disclosed at fair value to which SFAS No. 157 has not been applied. The adoption of SFAS No. 157 is not expected to have a material impact on EOG's financial statements, but will result in additional disclosures related to the use of fair values in the financial statements.

During July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." FIN No. 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes specific criteria for the financial statement recognition and measurement of the tax effects of a position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of previously recognized tax benefits, classification of tax liabilities on the balance sheet, recording interest and penalties on tax underpayments, accounting in interim periods and disclosure requirements. FIN No. 48 is effective for fiscal periods beginning after December 15, 2006.

EOG adopted FIN No. 48 as of January 1, 2007. The cumulative effect of applying the provisions of FIN No. 48 has been reported as an increase to the opening balance of retained earnings for 2007 in the amount of $10.8 million, representing a reduction in the liability for unrecognized tax benefits. After the adoption of FIN No. 48, the balance of unrecognized tax benefits was zero. EOG records interest and penalties related to unrecognized tax benefits to its income tax provision. EOG had no such accrued interest and penalties as of the date of adoption of FIN No. 48.

2. Long-Term Debt

Long-Term Debt at December 31 consisted of the following (in thousands):

	2007	2006
6.50% Notes due 2007	$ -	$ 98,442
5.875% Notes due 2017	600,000	-
6.65% Notes due 2028	140,000	140,000
Subsidiary Senior Unsecured Term Loan Facility due 2008	-	60,000
Subsidiary Revolving Credit Facility due 2009	75,000	65,000
7.00% Subsidiary Debt due 2011	220,000	220,000
4.75% Subsidiary Debt due 2014	150,000	150,000
Total	**$ 1,185,000**	**$ 733,442**

At December 31, 2007, the aggregate annual maturities of long-term debt were zero in 2008, $75 million in 2009, zero in 2010, $220 million in 2011 and zero in 2012. At December 31, 2006, the 6.50% Notes due 2007 were classified as long-term debt based on EOG's intent and ability to ultimately replace such amount with other long-term debt.

During 2007 and 2006, EOG utilized commercial paper and during August through December 2007, EOG utilized short-term funding from uncommitted credit facilities, both of which bear market interest rates. EOG had no commercial paper or borrowings from uncommitted facilities outstanding at December 31, 2007. The weighted average interest rate for commercial paper borrowings for 2007 was 5.53%. The weighted average interest rate for uncommitted facilities for the periods outstanding was 5.26%.

On December 3, 2007, EOG repaid the remaining $98 million principal amount of its 6.50% Notes due December 1, 2007 at par plus accrued and unpaid interest through the maturity date.

During the first nine months of 2007, EOGI International Company, a wholly owned foreign subsidiary of EOG, repaid the remaining $60 million year-end 2006 outstanding balance of its $600 million, 3-year unsecured Senior Term Loan Agreement (Loan Agreement). As previously reported, EOG terminated its remaining borrowing capacity under the Loan Agreement during July 2006.

On September 10, 2007, EOG completed its public offering of $600 million aggregate principal amount of 5.875% Senior Notes due 2017 (2017 Notes). Interest on the 2017 Notes is payable semi-annually on March 15 and September 15 of each year, beginning March 15, 2008. Net proceeds from the offering were approximately $595 million and were used for general corporate purposes, including repayment of outstanding commercial paper and borrowings under other uncommitted credit facilities.

On May 18, 2007, EOG amended its 5-year, $600 million unsecured Revolving Credit Agreement (Agreement) with domestic and foreign lenders and JP Morgan Chase Bank, N.A., as Administrative Agent, to increase the facility from $600 million to $1.0 billion and to provide EOG the option to request letters of credit to be issued in an aggregate amount of up to $1.0 billion, replacing the previous limitation of up to $200 million. Concurrent with the effectiveness of the amendment, the maturity date of the Agreement was extended from June 28, 2011 to June 28, 2012. On September 14, 2007, EOG further amended the Agreement to provide EOG the ability to borrow up to $150 million within the facility at interest rates based on overnight rates for Federal funds. At December 31, 2007, there were no borrowings or letters of credit outstanding under the Agreement. Advances under the Agreement accrue interest based, at EOG's option, on either the London InterBank Offering Rate plus an applicable margin (Eurodollar rate) or the base rate of the Agreement's administrative agent. At December 31, 2007, the Eurodollar rate and applicable base rate, had there been any amounts borrowed under the Agreement, would have been 4.68% and 7.25%, respectively.

On May 12, 2006, EOG Resources Trinidad Limited, a wholly-owned foreign subsidiary of EOG, entered into a 3-year, $75 million Revolving Credit Agreement (Credit Agreement). Borrowings under the Credit Agreement accrue interest based, at EOG's option, on either the Eurodollar rate or the base rate of the Credit Agreement's administrative agent. EOG had $75 million outstanding under the Credit Agreement at December 31, 2007. The applicable interest rate at December 31, 2007 was 5.63%. The weighted average Eurodollar rate for the amounts outstanding during the year ended December 31, 2007 was 5.68%.

The Agreement and the Credit Agreement each contain certain restrictive covenants applicable to EOG, including a financial covenant with a maximum debt-to-total capitalization ratio of 65%. Other than this financial covenant, there are no other financial covenants in EOG's financing agreements. EOG continues to comply with this financial covenant and does not view it as materially restrictive.

The 5.875% and 6.65% Notes due 2017 and 2028, respectively, were issued through public offerings and have effective interest rates of 5.971% and 6.65%, respectively. The Subsidiary Debt due 2011 bears interest at a fixed rate of 7.00% and is guaranteed by EOG.

On March 9, 2004, under Rule 144A of the Securities Act of 1933, as amended, EOG Resources Canada Inc., a wholly-owned subsidiary of EOG, issued notes with a total principal amount of $150 million, an annual interest rate of 4.75% and a maturity date of March 15, 2014. The notes are guaranteed by EOG. In conjunction with the offering, EOG entered into a foreign currency swap transaction with multiple banks for the equivalent amount of the notes and related interest, which has in effect converted this indebtedness into Canadian Dollars 201.3 million with a 5.275% interest rate.

Shelf Registration. On September 15, 2006, EOG filed an automatically effective shelf registration statement on Form S-3 (New Registration Statement) for the offer and sale from time to time of up to $688,237,500 of EOG's debt securities, preferred stock and/or common stock. The New Registration Statement was filed to replace EOG's then-existing shelf registration statement, which had been declared effective by the SEC in October 2000 and under which EOG had sold no securities. As of December 31, 2007, and as a result of the issuance of the 2017 Notes, EOG may offer and sell up to $88,237,500 of its debt securities, preferred stock and/or common stock under the New Registration Statement.

Fair Value of Long-Term Debt. At December 31, 2007 and 2006, EOG had $1,185 million and $733 million, respectively, of long-term debt, which had fair values of approximately $1,227 million and $754 million, respectively. The fair value of long-term debt is the value EOG would have to pay to retire the debt, including any premium or discount to the debtholder for the differential between the stated interest rate and the year-end market rate. The fair value of long-term debt is based upon quoted market prices and, where such quotes were not available, upon interest rates available to EOG at year-end.

3. Stockholders' Equity

Common Stock. EOG purchases its common stock from time to time in the open market to be held in treasury for, among other purposes, fulfilling any obligations arising under EOG's stock plans and any other approved transactions or activities for which such common stock shall be required. In September 2001, EOG's Board of Directors (Board) authorized the purchase of an aggregate maximum of 10 million shares of common stock of EOG which superseded all previous authorizations. At December 31, 2007, 6,386,200 shares remained available for repurchases under this authorization. On February 2, 2005, EOG announced that its Board had approved a two-for-one stock split in the form of a stock dividend, payable to record holders as of February 15, 2005 and issued on March 1, 2005. In addition, the Board increased the quarterly cash dividend on the common stock to a quarterly cash dividend of $0.04 per share post-split. The Board increased the quarterly cash dividend on the common stock to $0.06 per share on February 1, 2006, to $0.09 per share on January 31, 2007 and to $0.12 per share on February 7, 2008.

The following summarizes shares of common stock outstanding at December 31, for each of the years ended December 31 (in thousands):

	Common Shares		
	Issued	Treasury	Outstanding
Balance at December 31, 2004	249,460	(11,605)	237,855
Treasury Stock Purchased	-	(155)	(155)
Treasury Stock Issued Under Stock Option Plans	-	3,804	3,804
Treasury Stock Issued Under Employee Stock Purchase Plan	-	106	106
Restricted Stock and Units	-	464	464
Balance at December 31, 2005	249,460	(7,386)	242,074
Treasury Stock Purchased	-	(265)	(265)
Treasury Stock Issued Under Stock Option Plans	-	1,368	1,368
Treasury Stock Issued Under Employee Stock Purchase Plan	-	92	92
Restricted Stock and Units	-	466	466
Balance at December 31, 2006	249,460	(5,725)	243,735
Treasury Stock Purchased	-	(126)	(126)
Treasury Stock Issued Under Stock Option Plans	-	1,775	1,775
Treasury Stock Issued Under Employee Stock Purchase Plan	-	102	102
Restricted Stock and Units	-	1,039	1,039
Balance at December 31, 2007	249,460	(2,935)	246,525

Common Stock Rights Agreement. On February 14, 2000, the Board declared a dividend of one preferred share purchase right (a Right, and the agreement governing the terms of such Rights, as amended, the Rights Agreement) for each outstanding share of EOG common stock to stockholders of record on that date. The Board adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In accordance with the Rights Agreement, each share of common stock issued in connection with the two-for-one stock split, effected March 1, 2005, also had one Right associated with it. Each Right, expiring February 24, 2010, represents a right to buy from EOG one two-hundredth (1/200) of a share of EOG's Series E Junior Participating Preferred Stock (Series E) for $90, once the Rights become exercisable. This portion of a Series E share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. If issued, each one two-hundredth (1/200) of a Series E share (i) will not be redeemable; (ii) will entitle holders to quarterly dividend payments of $0.005 per one two-hundredth (1/200) of a share, or an amount equal to the dividend paid on one share of common stock, whichever is greater; (iii) will entitle holders upon liquidation either to receive $0.50 per one two-hundredth (1/200) of a share or an amount equal to the payment made on one share of common stock, whichever is greater; (iv) will have the same voting power as one share of common stock; and (v) if shares of EOG's common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The Rights will not be exercisable until ten days after a public announcement that a person or group has become an Acquiring Person (as defined in the Rights Agreement) by obtaining beneficial ownership of 10% or more of EOG's common stock or, if earlier, 10 business days (or a later date determined by EOG's Board before any person or group becomes an Acquiring Person) after a person or group begins (or publicly announces the intent to make) a tender or exchange offer which, if consummated, would result in that person or group becoming the beneficial owner of 10% or more of EOG's common stock. In February 2005, the Rights Agreement was amended to create an exception to the definition of Acquiring Person to permit a qualified institutional investor to hold 10% or more, but less than 20%, of EOG's common stock without being deemed an Acquiring Person if the institutional investor meets the following requirements: (i) the institutional investor is described in Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, and is eligible to report (and, if such institutional investor is the beneficial owner of greater than 5% of EOG's common stock, does in fact report) beneficial ownership of common stock on Schedule 13G; (ii) the institutional investor is not required to file a Schedule 13D (or any successor or comparable report) with respect to its beneficial ownership of EOG's common stock; (iii) the institutional investor does not beneficially own 15% or more of EOG's common stock (including in such calculation the holdings of all of the institutional investor's affiliates and associates other than those which, under published interpretations of the SEC or its staff, are eligible to file separate reports on Schedule 13G with respect to their beneficial ownership of EOG's common stock); and (iv) the institutional investor does not beneficially own 20% or more of EOG's common stock (including in such calculation the holdings of all of the institutional investor's affiliates and associates). In June 2005, the Rights Agreement was amended to revise the definition of Acquiring Person to permit a qualified institutional investor to hold 10% or more, but less than 30%, of EOG's common stock without being deemed an Acquiring Person if the institutional investor meets the other requirements of the definition of qualified institutional investor described in the amendment.

If a person or group becomes an Acquiring Person, all holders of Rights, except the Acquiring Person, may, for each Right held, purchase at a price of $90 (as adjusted pursuant to the Rights Agreement) shares of EOG's common stock with a market value of $180 (based on the market price of the common stock on the date that such person or group becomes an Acquiring Person). If EOG is acquired in a merger or similar transaction after a person or group has become an Acquiring Person, all holders of Rights, except the Acquiring Person, may, for each Right held, purchase at a price of $90 (as adjusted pursuant to the Rights Agreement) shares of the acquiring corporation's stock with a market value of $180 (based on the market price of the acquiring corporation's stock on the date of such merger or similar transaction).

EOG's Board may redeem all (but not less than all) of the Rights for $0.005 per Right at any time before any person or group becomes an Acquiring Person once the Board acts to redeem the Rights. The holders of Rights shall only have the right to receive the redemption price. The redemption price has been adjusted (from $0.010 to $0.005) for the two-for-one stock split effected March 1, 2005 and will be adjusted for any future stock split or stock dividends of EOG's common stock. After a person or group becomes an Acquiring Person, but before any person beneficially owns 50% or more of EOG's outstanding common stock, the Board may exchange all or part of the outstanding and exercisable Rights for common stock or an equivalent security at an exchange ratio of one share of common stock or equivalent security for each such Right, other than Rights held by the Acquiring Person.

Preferred Stock. EOG currently has two authorized series of preferred stock. In February 2000, EOG's Board, in connection with the Rights Agreement described above, authorized 1,500,000 shares of the Series E with the rights and preferences described above. In February 2005, EOG's Board increased the authorized shares of the Series E to 3,000,000 in connection with the two-for-one stock split of EOG's common stock effected in March 2005. As of December 31, 2007, there were no shares of the Series E outstanding.

In July 2000, EOG's Board authorized 100,000 shares of 7.195% Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a $1,000 liquidation preference per share (Series B). Dividends are payable quarterly, in cash, on the shares of the Series B as declared by EOG's Board at a rate of $71.95 per share per year, on March 15, June 15, September 15 and December 15 of each year.

In October 2006, EOG commenced a cash tender offer to purchase any and all of the 100,000 then-outstanding shares of the Series B at a price of $1,074.01 per share, plus accrued and unpaid dividends up to the date of purchase. The tender offer expired in November 2006, and EOG redeemed 46,740 shares of the Series B for an aggregate purchase price, including redemption premium, fees and dividends, of approximately $51 million. EOG included the $4 million of premium and fees associated with the redemption of the Series B shares as a component of preferred stock dividends for fiscal year 2006.

In 2007, EOG repurchased a total of 48,260 shares of its outstanding Series B for an aggregate purchase price, including premium and fees, of $51 million, plus accrued dividends up to the date of repurchase. EOG has included as a component of preferred stock dividends the $3 million of premium and fees associated with the repurchase. At December 31, 2007, 5,000 shares of the Series B with a book value of $5 million remained outstanding.

In January 2008, EOG repurchased the remaining outstanding 5,000 shares of the Series B for approximately $5.4 million plus accrued dividends up to the date of repurchase. The premium of $0.4 million associated with the repurchase will be included as a component of preferred stock dividends for fiscal year 2008.

4. Other Income, Net

Other income, net for 2007 included interest income ($10 million), equity income from investments in the Caribbean Nitrogen Company Limited (CNCL) and Nitrogen (2000) Unlimited (N2000) ammonia plants ($16 million) and net foreign currency transaction gains ($4 million). Other income, net for 2006 included interest income ($27 million), equity income from investments in CNCL and N2000 ammonia plants ($18 million) and settlements received related to the Enron Corp. bankruptcy ($4 million).

5. Income Taxes

The principal components of EOG's net deferred income tax liabilities at December 31 were as follows (in thousands):

	2007	2006
Current Deferred Income Tax Assets (Liabilities)		
Commodity Hedging Contracts	$ (37,247)	$ -
Deferred Compensation Plans	11,775	-
Alternative Minimum Tax Credit Carryforward	50,000	-
Other	9,005	-
Total Net Current Deferred Income Tax Assets	**$ 33,533**	**$ -**
Current Deferred Income Tax (Assets) Liabilities		
Commodity Hedging Contracts	$ -	$ 50,786
Deferred Compensation Plans	-	(9,501)
Timing Differences Associated With Different Year-ends in Foreign Jurisdictions	108,207	121,677
Other	773	(18,347)
Total Net Current Deferred Income Tax Liabilities	**$ 108,980**	**$ 144,615**
Noncurrent Deferred Income Tax (Assets) Liabilities		
Oil and Gas Exploration and Development Costs Deducted for Tax Over Book Depreciation, Depletion and Amortization	$ 2,267,948	$ 1,658,124
Non-Producing Leasehold Costs	(67,824)	(59,862)
Seismic Costs Capitalized for Tax	(46,546)	(53,777)
Equity Awards	(32,130)	(11,688)
Capitalized Interest	35,424	26,957
Alternative Minimum Tax Credit Carryforward	(35,537)	-
Other	(50,028)	(46,626)
Total Net Noncurrent Deferred Income Tax Liabilities	**$ 2,071,307**	**$ 1,513,128**
Total Net Deferred Income Tax Liabilities	**$ 2,146,754**	**$ 1,657,743**

The components of Income Before Income Taxes for the years indicated below were as follows (in thousands):

	2007	2006	2005
United States	$ 1,191,093	$ 1,343,669	$ 1,336,658
Foreign	439,775	568,972	628,479
Total	**$ 1,630,868**	**$ 1,912,641**	**$ 1,965,137**

The principal components of EOG's Income Tax Provision for the years indicated below were as follows (in thousands):

	2007	2006	2005
Current:			
Federal	$ (7,284)	$ 78,910	$ 333,752
State	(3,999)	1,050	25,527
Foreign	125,406	146,954	75,991
Total	114,123	226,914	435,270
Deferred:			
Federal	416,925	377,543	132,118
State	26,506	11,475	14,774
Foreign	(16,604)	(3,176)	123,399
Total	426,827	385,842	270,291
Income Tax Provision	$ 540,950	$ 612,756	$ 705,561

The differences between taxes computed at the United States federal statutory tax rate and EOG's effective rate were as follows:

	2007	2006	2005
Statutory Federal Income Tax Rate	35.00%	35.00%	35.00%
State Income Tax, Net of Federal Benefit	0.90	0.15	1.32
Income Tax Provision Related to Foreign Operations	(0.67)	(0.10)	(0.92)
Change in Canadian Federal and Provincial Statutory Tax Rates and Other Canadian Adjustments	(2.10)	(3.18)	-
Change in United Kingdom Tax Rates	-	0.38	-
Change in Texas Tax Rates	-	0.27	-
Dividend Repatriation	-	-	1.20
Domestic Production Activities Deduction	0.11	(0.06)	(0.42)
Other	(0.07)	(0.42)	(0.28)
Effective Income Tax Rate	33.17%	32.04%	35.90%

As indicated in Note 1, EOG adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," as of January 1, 2007. After the adoption of FIN No. 48, the balance of unrecognized tax benefits was zero. There have been no increases or decreases in unrecognized tax benefits during the year. EOG records interest and penalties related to unrecognized tax benefits to its income tax provision. EOG has no such interest or penalties as of the date of adoption of FIN No. 48, and none have been recorded during 2007. EOG and its subsidiaries file income tax returns in the United States and various state, local and foreign jurisdictions. EOG is generally no longer subject to income tax examinations by tax authorities in the United States (federal), Canada, the United Kingdom and Trinidad for taxable years before 2004, 2002, 2005 and 1999, respectively.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a temporary incentive for United States corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. During the fourth quarter of 2005, EOG made a qualifying distribution in the amount of $450 million resulting in a federal income tax of approximately $24 million.

EOG's foreign subsidiaries' undistributed earnings of approximately $2.4 billion at December 31, 2007 are considered to be indefinitely invested outside the United States and, accordingly, no United States or state income taxes have been provided thereon. Upon distribution of those earnings, EOG may be subject to both foreign withholding taxes and United States income taxes, net of allowable foreign tax credits. Determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

In 2007, EOG had a regular tax net operating loss of $278 million, which is expected to be carried back and applied against 2005 regular taxable income. As a result of the loss carryback, EOG will receive a refund of 2005 income taxes. Additionally, in 2007 EOG paid alternative minimum tax (AMT) of $65 million. The AMT paid in 2007, along with AMT paid in 2006 of $21 million, will be carried forward as a credit available to offset regular income taxes in future periods.

6. Employee Benefit Plans

Pension Plans and Postretirement Benefits

At December 31, 2007, EOG and its subsidiaries in Canada and Trinidad maintained certain defined benefit pension and postretirement medical plans covering certain eligible employees. EOG adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," as of the year ended December 31, 2006. The impact of the adoption was immaterial. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for fiscal years ending after December 15, 2008, and will not have an impact on EOG's financial statements since plan assets and benefit obligations are currently measured as of the date of EOG's fiscal year-end. During 2007, approximately $0.2 million of such costs was amortized from accumulated other comprehensive income through net periodic benefit costs.

Pension Plans. EOG has a non-contributory defined contribution pension plan and a matched defined contribution savings plan in place for most of its employees in the United States. EOG's contributions to these pension plans are based on various percentages of compensation, and in some instances, are based upon the amount of the employees' contributions. EOG's total costs recognized for these plans were $16 million, $14 million and $12 million for 2007, 2006 and 2005, respectively.

In addition, EOG's Canadian subsidiary maintains both a non-contributory defined benefit pension plan and a non-contributory defined contribution pension plan, as well as a matched defined contribution savings plan. EOG's Trinidadian subsidiary maintains a contributory defined benefit pension plan and a matched savings plan. With the exception of Canada's non-contributory defined benefit pension plan, which is closed to new employees, these pension plans are available to most employees of the Canadian and Trinidadian subsidiaries. EOG's combined contributions to these plans were $2.7 million, $2.1 million and $2.0 million for 2007, 2006 and 2005, respectively.

For the Canadian and Trinidadian defined benefit pension plans, the benefit obligation, fair value of plan assets and prepaid/(accrued) benefit cost totaled $7.3 million, $7.3 million and $0.03 million, respectively, at December 31, 2007 and $6.7 million, $6.0 million and ($0.7) million, respectively, at December 31, 2006. Weighted average discount rate, expected return on plan assets, rate of compensation increase and rate of pension increase assumptions used to determine net periodic benefit cost for the pension plans were 3.30%, 7.13%, 4.52% and 2.32%, respectively, at December 31, 2007; 5.98%, 7.10%, 4.20% and 2.40%, respectively, at December 31, 2006; and 6.50%, 6.57%, 5.50% and 0.00%, respectively, at December 31, 2005. Weighted average discount rate, rate of compensation increase and rate of pension increase assumptions used to determine benefit obligations for the pension plans were 6.43%, 4.52% and 2.32%, respectively, for the year ended December 31,2007 and 5.75%, 4.20% and 2.40%, respectively, for the year ended December 31, 2006. The weighted average asset allocation of the pension plans at December 31, 2007 consisted of equities (56%), debt and fixed income securities (39%) and other assets (6%). The asset allocation at December 31, 2006 consisted of equities (55%), debt and fixed income securities (40%) and other (5%).

The investment policy for the defined benefit pension plan in Trinidad is determined by the pension plan's trustee, with input from EOG. The plan's asset allocation policy is largely dictated by local statutory requirements which restrict total investment in equities to a maximum of 50% of the plan's assets and investment overseas to 20% of the plan's assets. The investment policy for the defined benefit pension plan in Canada provides that EOG shall invest the plan assets in one or more balanced funds with Canadian and foreign equity components as deemed appropriate for the purpose of diversification.

EOG's United Kingdom subsidiary maintains a pension plan which includes a non-contributory defined contribution pension plan and a matched defined contribution savings plan. The pension plan is available to all employees of the United Kingdom subsidiary. EOG's combined contributions to these pension plans were approximately $0.1 million and $0.1 million for 2007 and 2006, respectively.

Postretirement Health Care. EOG has postretirement medical and dental benefits in place for eligible United States and Trinidad employees and their eligible dependents. EOG accrues these postretirement benefit costs over the service lives of the employees expected to be eligible to receive such benefits.

The benefit obligation and accrued benefit cost for the postretirement benefit plans totaled $4.0 million and $3.9 million at December 31, 2007 and $3.7 million each, respectively, at December 31, 2006. Weighted average discount rate assumptions used to determine benefit obligations for the postretirement plans at December 31, 2007 and 2006 were 6.29% and 5.95%, respectively. Weighted average discount rate assumptions used to determine net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 were 5.96%, 5.68% and 5.98%, respectively. Net periodic benefit cost recognized for the postretirement benefit plans totaled $0.7 million, $0.7 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005.

Estimated Future Employer-Paid Benefits. The following benefits, which reflect expected future service, as appropriate, are expected to be paid by EOG in the next 10 years (in thousands):

	Pension Plans	Postretirement Plans
2008	$ 251	$ 142
2009	277	181
2010	273	204
2011	322	241
2012	290	268
2013 - 2017	2,362	2,160

Postretirement health care trend rates had minimal effect on the amounts reported for the postretirement health care plans for both 2007 and 2006. Most future increases or decreases in healthcare costs would be borne by the employee.

Stock-Based Compensation

At December 31, 2007, EOG maintained various stock-based compensation plans as discussed below. EOG adopted SFAS No. 123(R), "Share Based Payment," effective January 1, 2006 using the modified prospective application method and accordingly has not restated any of its prior year results. Prior to the adoption of SFAS 123(R), EOG recognized compensation expense for its stock-based compensation plans under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation." Stock-based compensation expense prior to January 1, 2006 consisted of amounts recognized in connection with grants of restricted stock and units. The adoption of SFAS No. 123(R) resulted in EOG recognizing compensation expense on grants of stock options, stock-settled stock appreciation rights (SARs) and grants made under its employee stock purchase plan (ESPP). Stock-based compensation expense included expense for all stock-based compensation awards that were not yet vested as of January 1, 2006 and all such awards granted after January 1, 2006 based upon the grant date estimated fair value of the awards. Such expense is computed net of forfeitures estimated based upon EOG's historical employee turnover rate. For awards made prior to January 1, 2006, compensation expense is amortized over the vesting period on a straight-line basis. For awards made subsequent to January 1, 2006, compensation expense is amortized over the shorter of the vesting period or the period from date of grant until the date the employee becomes eligible to retire without company approval.

Stock-based compensation expense for periods subsequent to January 1, 2006 is included in the Consolidated Statements of Income and Comprehensive Income based upon job functions of the employees receiving the grants. Compensation expense related to EOG's stock-based compensation plans for the years ended December 31, was as follows (in millions):

	2007	2006	2005
Lease and Well	$ 14	$ 10	$ -
Exploration Costs	13	11	-
General and Administrative	40	29	12
Total[(1)]	$ 67	$ 50	$ 12

(1) The 2006 amount includes $1 million of expense related to stock-based compensation awards issued to retirement-eligible employees prior to January 1, 2006, which is being amortized over the vesting period on a straight-line basis.

Had compensation costs been recorded in accordance with SFAS No. 123, EOG's pro forma 2005 net income available to common stockholders, basic net income per share available to common stockholders and diluted net income per share available to common stockholders would have been $1,238.4 million, $5.19 per share and $5.08 per share, respectively.

EOG has various stock plans (Plans) under which employees and non-employee members of the Board have been or may be granted certain equity compensation. Since the inception of the Plans, there have been 62,890,000 shares authorized for grant. At December 31, 2007, 1,139,925 shares remain available for grant under the plans.

Stock Options and Stock Appreciation Rights. Under the Plans, participants have been or may be granted options to purchase shares of common stock of EOG. In addition, participants have been or may be granted SARs representing the right to receive shares of EOG common stock based on the appreciation in the stock price from the date of grant on the number of shares granted. Stock options and SARs are granted at a price not less than the market price of the stock on the date of grant. Stock options and SARs granted under the Plans vest on a graded vesting schedule up to four years from the date of grant based on the nature of the grants and as defined in individual grant agreements. Terms for stock options and SARs granted under the Plans have not exceeded a maximum term of 10 years. The fair value of all grants made prior to August 2004 and all ESPP grants was estimated using the Black-Scholes-Merton model. Certain of EOG's stock options granted in 2005 and 2004 contain a feature that limits the potential gain that can be realized by requiring vested options to be exercised if the market price reaches 200% of the grant price for five consecutive trading days (Capped Option). EOG may or may not issue Capped Options in the future. The fair value of each Capped Option grant was estimated using a Monte Carlo simulation. Effective May 2005, the fair value of stock option grants not containing the Capped Option feature and SARs was estimated using the Hull-White II binomial option pricing model. Stock-based compensation expense related to stock options, SARs and ESPP grants totaled $36.7 million and $34.8 million for the years ended December 31, 2007 and 2006, respectively.

Weighted average fair values and valuation assumptions used to value stock options, SARs and ESPP grants for the years ended December 31, were as follows:

	Stock Options/SARs			ESPP		
	2007	2006	2005	2007	2006	2005
Weighted Average Fair Value of Grants	$24.23	$22.56	$19.82	$16.11	$20.32	$ 9.81
Expected Volatility	30.68%	34.22%	31.92%	29.76%	41.09%	30.32%
Risk-Free Interest Rate	4.48%	4.96%	4.15%	5.01%	4.89%	2.98%
Dividend Yield	0.30%	0.30%	0.36%	0.30%	0.30%	0.38%
Expected Life	5.2 yrs	5.1 yrs	5.0 yrs	0.5 yrs	0.5 yrs	0.5 yrs

Expected volatility is based on an equal weighting of historical volatility and implied volatility from traded options in EOG's stock. The risk-free interest rate is based upon United States Treasury yields in effect at the time of grant. The expected life is based upon historical experience and contractual terms of stock options, SARs and ESPP grants.

The following table sets forth the stock option and SARs transactions for the years ended December 31 (stock options and SARs in thousands):

	2007		2006		2005	
	Number of Stock Options/ SARs	Weighted Average Grant Price	Number of Stock Options/ SARs	Weighted Average Grant Price	Number of Stock Options	Weighted Average Grant Price
Outstanding at January 1	10,150	$35.29	9,698	$28.26	11,922	$19.78
Granted	1,210	73.46	2,038	62.25	1,823	61.57
Exercised[1]	(1,820)	29.12	(1,368)	23.80	(3,804)	17.61
Forfeited	(167)	56.39	(218)	42.03	(243)	28.86
Outstanding at December 31	9,373	41.04	10,150	35.29	9,698	28.26
Options/SARs Exercisable at December 31	5,617	27.21	5,325	20.91	4,575	16.61
Available for Future Grant	1,140		3,233		5,606	

(1) The total intrinsic value of stock options/SARs exercised during the years 2007, 2006 and 2005 was $86.4 million, $65.0 million and $154.5 million, respectively. The intrinsic value is based upon the difference between the market price of EOG common stock on the date of exercise and the grant price of the stock options.

At December 31, 2007, there are 9,126,521 stock options/SARs vested or expected to vest with a weighted average grant price of $40.44, an intrinsic value of $445 million and a weighted average remaining contractual life of 4.9 years.

At December 31, 2007, unrecognized compensation expense related to non-vested stock options, SARs and ESPP grants totaled $72.3 million. This unrecognized expense will be amortized on a straight-line basis over a weighted average period of 2.2 years.

The following table summarizes certain information for the stock options and SARs outstanding at December 31, 2007 (stock options and SARs in thousands):

	Stock Options/SARs Outstanding				Stock Options/SARs Exercisable			
Range of Grant Prices	Stock Options/ SARs	Weighted Average Remaining Life (Years)	Weighted Average Grant Price	Aggregate Intrinsic Value[1]	Stock Options/ SARs	Weighted Average Remaining Life (Years)	Weighted Average Grant Price	Aggregate Intrinsic Value[1]
$ 7.00 to $16.99	1,402	3	$14.86		1,402	3	$14.86	
17.00 to 19.99	2,064	4	18.21		2,063	4	18.21	
20.00 to 48.99	1,541	6	26.22		1,025	5	23.16	
49.00 to 69.99	3,084	5	61.92		1,059	5	62.02	
70.00 to 86.99	1,282	7	74.01		68	7	73.85	
	9,373	5	41.04	$451,848	5,617	4	27.21	$348,480

(1) Based upon the difference between the closing market price of EOG common stock on the last trading day of the year and the grant price of in-the-money stock options and SARs.

Restricted Stock and Units. Under the Plans, employees may be granted restricted (non-vested) stock and/or units without cost to them. The restricted stock and units generally vest five years after the date of grant, except for certain bonus grants, and as defined in individual grant agreements. Upon vesting, restricted stock is released to the employee and restricted units are converted into common stock and released to the employee. Stock-based compensation expense related to restricted stock and units totaled $30 million, $15 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth the restricted stock and units transactions for the years ended December 31 (shares, units and dollars in thousands, except per share data):

	2007		2006		2005	
	Number of Shares and Units	Weighted Average Grant Date Fair Value	Number of Shares and Units	Weighted Average Grant Date Fair Value	Number of Shares and Units	Weighted Average Grant Date Fair Value
Outstanding at January 1	2,301	$36.13	2,544	$26.04	2,566	$19.90
Granted	1,141	71.28	542	64.29	385	52.19
Released[1]	(346)	21.20	(702)	20.74	(353)	9.57
Forfeited	(96)	54.58	(83)	41.50	(54)	27.91
Outstanding at December 31[2]	3,000	50.61	2,301	36.13	2,544	26.04

(1) The total intrinsic value of restricted stock and units released during the years ended December 31, 2007, 2006 and 2005 was $23.8 million, $50.3 million and $14.6 million, respectively. The intrinsic value is based upon the closing price of EOG's common stock on the date restricted stock and units are released.

(2) The aggregate intrinsic value of restricted stock and units outstanding at December 31, 2007 and 2006 was approximately $267.7 million and $143.7 million, respectively.

At December 31, 2007, unrecognized compensation expense related to restricted stock and units totaled $102.8 million. Such unrecognized expense will be recognized on a straight-line basis over a weighted average period of 2.7 years.

Employee Stock Purchase Plan. EOG has an ESPP in place that allows eligible employees to semi-annually purchase, through payroll deductions, shares of EOG common stock at 85 percent of the fair market value at specified dates. Contributions to the ESPP are limited to 10 percent of the employees' pay (subject to certain ESPP limits) during each of the two six-month offering periods. As of December 31, 2007, approximately 213,300 common shares remained available for issuance under the ESPP.

The following table summarizes ESPP activities for the years ended December 31 (in thousands, except number of participants):

	2007	2006	2005
Approximate Number of Participants	860	730	580
Shares Purchased	102	92	106
Aggregate Purchase Price	$5,840	$5,110	$3,889

During 2007, 2006 and 2005, EOG issued treasury shares in connection with stock option exercises, restricted stock grants, restricted unit releases and ESPP purchases. The difference between the cost of the treasury shares and the exercise price of the options is reflected as an adjustment to additional paid in capital to the extent EOG has accumulated additional paid in capital relating to treasury stock and to retained earnings thereafter. Additionally, EOG recognized as an adjustment to additional paid in capital, federal income tax benefits of $29 million, $31 million and $51 million for 2007, 2006 and 2005, respectively, related to the exercise of stock options and the release of restricted stock and units.

7. Commitments and Contingencies

Letters of Credit. At December 31, 2007, EOG had standby letters of credit and guarantees outstanding totaling approximately $583 million of which $445 million represents guarantees of subsidiary indebtedness included under Note 2 "Long-Term Debt" and $138 million primarily represents guarantees of payment obligations on behalf of subsidiaries. At December 31, 2006, EOG had standby letters of credit and guarantees outstanding totaling approximately $630 million of which $505 million represents guarantees of subsidiary indebtedness and $125 million primarily represents guarantees of payment obligations on behalf of subsidiaries. As of February 27, 2008, there were no demands for payment under these guarantees.

Minimum Commitments. At December 31, 2007, total minimum commitments from long-term non-cancelable operating leases, drilling rig commitments, seismic purchase and other purchase obligations, and pipeline transportation service commitments, based on current pipeline transportation rates and the foreign currency exchange rates used to convert Canadian Dollars and British Pounds into United States Dollars at December 31, 2007, are as follows (in thousands):

	Total Minimum Commitments
2008	$ 412,639
2009 - 2010	606,458
2011 - 2012	412,189
2013 and beyond	1,122,769
	$ 2,554,055

Included in the table above are leases for buildings, facilities and equipment with varying expiration dates through 2022. Rental expenses associated with existing leases amounted to $60 million, $46 million and $34 million for 2007, 2006 and 2005, respectively.

Contingencies. There are currently various suits and claims pending against EOG that have arisen in the ordinary course of EOG's business, including contract disputes, personal injury and property damage claims and title disputes. While the ultimate outcome and impact on EOG cannot be predicted with certainty, management believes that the resolution of these suits and claims will not, individually or in the aggregate, have a material adverse effect on EOG's consolidated financial position, results of operations or cash flow. In accordance with SFAS No. 5, "Accounting for Contingencies," EOG records reserves for contingencies when information available indicates that a loss is probable and the amount of the loss can be reasonably estimated.

8. Net Income Per Share Available to Common Stockholders

The following table sets forth the computation of Net Income Per Share Available to Common Stockholders for the years ended December 31 (in thousands, except per share data):

	2007	2006	2005
Numerator for Basic and Diluted Earnings per Share -			
Net Income	$ 1,089,918	$ 1,299,885	$ 1,259,576
Less: Preferred Stock Dividends	6,663	10,995	7,432
Net Income Available to Common Stockholders	$ 1,083,255	$ 1,288,890	$ 1,252,144
Denominator for Basic Earnings per Share -			
Weighted Average Shares	243,469	241,782	238,797
Potential Dilutive Common Shares -			
Stock Options/SARs	2,915	3,261	3,942
Restricted Stock and Units	1,253	1,057	1,236
Denominator for Diluted Earnings per Share -			
Adjusted Weighted Average Shares	247,637	246,100	243,975
Net Income Per Share Available to Common Stockholders			
Basic	$ 4.45	$ 5.33	$ 5.24
Diluted	$ 4.37	$ 5.24	$ 5.13

The diluted earnings per share calculation excludes stock options/SARs that were anti-dilutive. The excluded stock options/SARs totaled 2.4 million, 0.1 million and 1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

9. Supplemental Cash Flow Information

Cash paid for interest and income taxes was as follows for the years ended December 31 (in thousands):

	2007	2006	2005
Interest	$ 38,616	$ 41,174	$ 60,467
Income taxes	$ 144,234	$ 301,214	$ 335,628

10. Business Segment Information

EOG's operations are all natural gas and crude oil exploration and production related. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. EOG's chief operating decision making process is informal and involves the Chairman and Chief Executive Officer and other key officers. This group routinely reviews and makes operating decisions related to significant issues associated with each of EOG's major producing areas in the United States, Canada, Trinidad and the United Kingdom. For segment reporting purposes, the chief operating decision maker considers the major United States producing areas to be one operating segment.

Financial information by operating segment is presented below for the years ended December 31, or at December 31 (in thousands):

	United States	Canada	Trinidad	United Kingdom	Other	Total
2007						
Natural Gas	$ 2,239,060	$ 510,473	$ 248,553	$ 52,887	$ -	$ 3,050,973
Crude Oil, Condensate and Natural Gas Liquids	806,037	74,841	104,324	2,321	-	987,523
Gains on Mark-to-Market Commodity Derivative Contracts	93,108	-	-	-	-	93,108
Other, Net	59,369	(50)	(133)	1	-	59,187
Net Operating Revenues[(1)]	3,197,574	585,264	352,744	55,209	-	4,190,791
Depreciation, Depletion and Amortization	848,051	170,666	24,883	21,945	-	1,065,545
Operating Income (Expense)	1,199,816	197,207	247,638	3,996	(261)	1,648,396
Interest Income	850	2,474	5,226	1,143	-	9,693
Other Income (Expense)	7,384	(4,348)	16,609	(94)	6	19,557
Net Interest Expense	20,262	20,391	6,148	(23)	-	46,778
Income (Loss) Before Income Taxes	1,187,788	174,942	263,325	5,068	(255)	1,630,868
Income Tax Provision (Benefit)	427,531	(6,728)	116,684	3,463	-	540,950
Additions to Oil and Gas Properties, Excluding Dry Hole Costs	2,810,265	355,474	109,273	11,592	-	3,286,604
Total Property, Plant and Equipment, Net	7,364,648	2,543,781	472,096	48,729	-	10,429,254
Total Assets	8,687,320	2,649,925	692,353	58,255	1,054	12,088,907
2006						
Natural Gas	$ 1,955,458	$ 529,294	$ 234,741	$ 83,752	$ -	$ 2,803,245
Crude Oil, Condensate and Natural Gas Liquids	583,579	64,383	110,936	2,682	-	761,580
Gains on Mark-to-Market Commodity Derivative Contracts	334,260	-	-	-	-	334,260
Other, Net	8,403	(3)	11	5,046	-	13,457
Net Operating Revenues[(2)]	2,881,700	593,674	345,688	91,480	-	3,912,542
Depreciation, Depletion and Amortization	623,311	143,368	26,623	23,787	-	817,089
Operating Income (Expense)	1,324,215	277,009	250,470	52,384	(525)	1,903,553
Interest Income	17,159	4,861	4,697	-	-	26,717
Other Income (Expense)	12,872	(6,412)	18,925	139	5	25,529
Net Interest Expense	11,597	21,531	9,988	42	-	43,158
Income (Expense) Before Income Taxes	1,342,649	253,927	264,104	52,481	(520)	1,912,641
Income Tax Provision	463,948	13,286	107,648	27,874	-	612,756
Additions to Oil and Gas Properties, Excluding Dry Hole Costs	2,107,006	416,834	117,668	29,187	-	2,670,695
Total Property, Plant and Equipment, Net	5,503,028	2,009,637	371,064	60,318	-	7,944,047
Total Assets	6,523,148	2,146,846	636,885	95,220	61	9,402,160

	United States	Canada	Trinidad	United Kingdom	Other	Total
2005						
Natural Gas	$ 2,058,361	$ 594,689	$ 185,954	$ 99,913	$ -	$ 2,938,917
Crude Oil, Condensate and Natural Gas Liquids	512,830	56,660	94,668	3,915	-	668,073
Gains on Mark-to-Market Commodity Derivative Contracts	10,475	-	-	-	-	10,475
Other, Net	15,366	(65)	-	263	-	15,564
Net Operating Revenues[3]	2,597,032	651,284	280,622	104,091	-	3,633,029
Depreciation, Depletion and Amortization	488,621	124,793	24,781	16,063	-	654,258
Operating Income	1,369,282	377,516	204,133	53,700	-	2,004,631
Interest Income	1,218	2,139	4,510	-	-	7,867
Other Income (Expense)	6,336	(4,965)	17,631	(3,857)	-	15,145
Net Interest Expense	38,683	22,843	909	71	-	62,506
Income Before Income Taxes	1,338,153	351,847	225,365	49,772	-	1,965,137
Income Tax Provision	485,523	110,794	88,919	20,325	-	705,561
Additions to Oil and Gas Properties, Excluding Dry Hole Costs	1,259,739	307,862	42,384	10,500	-	1,620,485
Total Property, Plant and Equipment, Net	4,009,700	1,757,123	277,113	43,243	-	6,087,179
Total Assets	5,176,701	1,958,655	538,671	79,293	-	7,753,320

(1) EOG had no significant purchaser in 2007 whose sales totaled 10 percent or more of consolidated Net Operating Revenues.
(2) EOG had sales activity with a single significant purchaser in the United States and Canada segments in 2006 that totaled $397 million of consolidated Net Operating Revenues.
(3) EOG had sales activity with a single significant purchaser in the United States and Canada segments in 2005 that totaled $385 million of consolidated Net Operating Revenues.

11. Price, Interest Rate and Credit Risk Management Activities

Price and Interest Rate Risks. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes financial commodity derivative instruments, primarily collar and price swap contracts, as the means to manage this price risk. In addition to financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," these physical commodity contracts qualify for the normal purchases and normal sales exception and therefore, are not subject to hedge accounting or mark-to-market accounting. The financial impact of physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

During 2007, 2006 and 2005, EOG elected not to designate any of its financial commodity derivative contracts as accounting hedges and accordingly, accounted for these financial commodity derivative contracts using the mark-to-market accounting method. During 2007, EOG recognized net gains on mark-to-market financial commodity derivative contracts of $93 million, which included realized gains of $128 million. During 2006, EOG recognized gains on mark-to-market financial commodity derivative contracts of $334 million, which included realized gains of $215 million. During 2005, EOG recognized gains on mark-to-market financial commodity derivative contracts of $10 million, which included realized gains of $10 million.

Presented below is a comprehensive summary of EOG's 2008 natural gas and crude oil financial price swap contracts at December 31, 2007 with notional volumes in million British thermal units per day (MMBtud) and in barrels per day (Bbld), as applicable, and prices expressed in dollars per million British thermal units ($/MMBtu) and in dollars per barrel ($/Bbl), as applicable. For information on additional financial price swap contracts entered into subsequent to December 31, 2007, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity - Derivative Transactions. Currently, EOG is not a party to any financial collar contracts. The total fair value of the natural gas and crude oil financial price swap contracts at December 31, 2007 was $98 million.

	Financial Price Swap Contracts			
	Natural Gas		Crude Oil	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)	Volume (Bbld)	Weighted Average Price ($/Bbl)
2008				
January (closed)	385,000	$8.92	-	$ -
February [1]	385,000	8.94	4,000	88.79
March	385,000	8.74	4,000	88.79
April	385,000	8.11	4,000	88.79
May	385,000	8.09	4,000	88.79
June	385,000	8.17	4,000	88.79
July	385,000	8.25	4,000	88.79
August	385,000	8.32	4,000	88.79
September	385,000	8.36	4,000	88.79
October	385,000	8.44	4,000	88.79
November	385,000	8.85	4,000	88.79
December	385,000	9.27	2,000	87.60

(1) The natural gas contracts for February 2008 are closed. The crude oil contracts for February 2008 will close on February 29, 2008.

The following table summarizes the estimated fair value of financial instruments and related transactions at December 31 (in millions):

	2007		**2006**	
	Carrying Amount	**Estimated Fair Value[1]**	**Carrying Amount**	**Estimated Fair Value[1]**
Long-Term Debt[2]	$ 1,185	$ 1,227	$ 733	$ 754
NYMEX-Related Commodity Market Positions	98	98	131	131
Foreign Currency Swap Liability	58	58	36	36

(1) Estimated fair values have been determined by using available market data and valuation methodologies. Judgment is required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

(2) See Note 2.

Credit Risk. While notional contract amounts are used to express the magnitude of commodity price and foreign currency swap agreements, the amounts potentially subject to credit risk, in the event of nonperformance by the other parties, are substantially smaller. EOG evaluates its exposure to all counterparties on an ongoing basis, including those arising from physical and financial transactions. In some instances, EOG requires collateral, parent guarantees or letters of credit to minimize credit risk. At December 31, 2007, no individual purchaser's net accounts receivable balance related to United States and Canada hydrocarbon sales accounted for 10% or more of the total balance. At December 31, 2006, an integrated oil and gas company accounts receivable balance related to United States and Canada hydrocarbon sales accounted for 12% of the total balance. In 2007 and 2006, natural gas from EOG's Trinidad operations was sold to the National Gas Company of Trinidad and Tobago.

At December 31, 2007, EOG had an allowance for doubtful accounts of $16 million, of which $14 million is associated with the Enron Corp. bankruptcies recorded in December 2001.

Substantially all of EOG's accounts receivable at December 31, 2007 and 2006 resulted from hydrocarbon sales and/or joint interest billings to third party companies including foreign state-owned entities in the oil and gas industry. This concentration of customers and joint interest owners may impact EOG's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral or other credit enhancements from a customer or joint interest owner, EOG analyzes the entity's net worth, cash flows, earnings and credit ratings. Receivables are generally not collateralized. During the three-year period ended December 31, 2007, credit losses incurred on receivables by EOG have been immaterial.

12. Accounting for Certain Long-Lived Assets

EOG reviews its oil and gas properties for impairment purposes by comparing the expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. During 2007, 2006 and 2005, such reviews indicated that unamortized capitalized costs of certain properties were higher than their expected undiscounted future cash flows due primarily to downward reserve revisions, drilling of marginal or uneconomic wells, or development dry holes in certain producing fields. As a result, EOG recorded pretax charges of $60 million, $48 million and $31 million in the United States operating segment during 2007, 2006 and 2005, respectively, and $22 million and $7 million in the Canada operating segment during 2007 and 2006, respectively. There were no pretax charges recorded in the Canada operating segment in 2005. The pretax charges are included in Impairments on the Consolidated Statements of Income and Comprehensive Income. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future net cash flows discounted using EOG's risk-adjusted discount rate. Amortization expenses of lease acquisition costs of unproved properties, including amortization of capitalized interest, were $66 million, $53 million and $47 million for 2007, 2006 and 2005, respectively.

13. Accounting for Asset Retirement Obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of short-term and long-term legal obligations associated with the retirement of oil and gas properties at December 31 (in thousands):

	2007	2006
Carrying Amount at Beginning of Period	$ 182,406	$ 161,488
Liabilities Incurred	26,210	19,921
Liabilities Settled	(18,072)	(8,499)
Accretion	10,187	8,537
Revisions	2,973	(53)
Foreign Currency Translations	7,420	1,012
Carrying Amount at End of Period	$ 211,124	$ 182,406
Current Portion	$ 4,781	$ 9,507
Noncurrent Portion	$ 206,343	$ 172,899

14. Investment in Caribbean Nitrogen Company Limited and Nitrogen (2000) Unlimited

EOG, through certain wholly-owned subsidiaries, owns equity interests in two Trinidadian companies: CNCL and N2000. During the first quarter of 2005, EOG completed a share sale agreement whereby portions of the EOG subsidiaries' shareholdings in CNCL and N2000 were sold to a third party energy company which resulted in a pretax gain of $2 million. At December 31, 2007, EOG's equity interests in CNCL and N2000 were 12% and 10%, respectively.

At December 31, 2007, the investment in CNCL was $19 million. CNCL commenced ammonia production in June 2002. At December 31, 2007, CNCL had a long-term debt balance of $111 million, which is non-recourse to CNCL's shareholders. EOG will be liable for its share of any post-completion deficiency funds, loans to fund the costs of operation, payment of principal and interest to the principal creditor and other cash deficiencies of CNCL up to $30 million, approximately $4 million of which is net to EOG's interest. Since inception, there have been no borrowings under this agreement. The shareholders' agreement governing CNCL requires the consent of the holders of 90% or more of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOG is able to exercise significant influence over the operating and financial policies of CNCL and therefore, it accounts for the investment using the equity method. During 2007, EOG recognized equity income of $8 million and received cash dividends of $8 million from CNCL.

At December 31, 2007 the investment in N2000 was $17 million. N2000 commenced ammonia production in August 2004. At December 31, 2007, N2000 had a long-term debt balance of $136 million, which is non-recourse to N2000's shareholders. At December 31, 2007, EOG was liable for its share of any post-completion deficiency funds, loans to fund the costs of operation, payment of principal and interest to the principal creditor and other cash deficiencies of N2000 up to $30 million, approximately $3 million of which is net to EOG's interest. Since inception, there have been no borrowings under this agreement. The shareholders' agreement governing N2000 requires the consent of the holders of 100% of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOG is able to exercise significant influence over the operating and financial policies of N2000 and therefore, it accounts for the investment using the equity method. During 2007, EOG recognized equity income of $8 million and received cash dividends of $8 million from N2000.

15. Suspended Well Costs

EOG's net changes in suspended well costs for the years ended December 31, in accordance with FSP No. 19-1, "Accounting for Suspended Well Costs," are presented below (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Balance at January 1	$ 77,365	$ 27,868	$ 20,520
Additions Pending the Determination of Proved Reserves	132,993	64,449	18,533
Reclassifications to Proved Properties	(23,716)	(10,474)	(9,245)
Charged to Dry Hole Costs	(18,232)	(3,901)	(2,267)
Foreign Currency Translations	6,105	(577)	327
Other	(25,634) (1)	-	-
Balance at December 31	$ 148,881	$ 77,365	$ 27,868

(1) During 2007, EOG decided to no longer participate in the further evaluation of the Northwest Territories discovery and sold all of its interest to the outside operator for $5 million. Prior to the sale, EOG recorded an impairment charge of approximately $21 million.

The following table provides an aging of suspended well costs at December 31 (in thousands, except well count):

	Year Ended December 31,		
	2007	2006	2005
Capitalized exploratory well costs that have been capitalized for a period less than one year	$ 97,624	$ 50,589	$ 14,878
Capitalized exploratory well costs that have been capitalized for a period greater than one year	51,257 (1)	26,776 (2)	12,990 (3)
Total	$ 148,881	$ 77,365	$ 27,868
Number of exploratory wells that have been capitalized for a period greater than one year	2	2	2

(1) Costs related to a shale project in British Columbia (B.C.), Canada ($38 million) and an outside operated, offshore Central North Sea project in the United Kingdom ($13 million). In the B.C. project, EOG drilled and completed an initial well in late 2006 that tested natural gas from two zones. In the first quarter of 2008, EOG will complete two additional wells that were drilled in late 2007 to further test one of the zones. In the Central North Sea project, EOG participated in the drilling and successful testing of an exploratory well and an appraisal well. EOG is currently participating in the preparation of development options for this project.

(2) Costs related to an outside operated, deepwater offshore Gulf of Mexico discovery ($4 million) and an outside operated, winter access only, Northwest Territories (NWT) discovery in Northern Canada ($23 million).

(3) Costs related to the deepwater offshore Gulf of Mexico discovery ($4 million) and the winter access only NWT discovery ($9 million).

16. Subsequent Events

In December 2007, EOG entered into an agreement to sell the majority of its producing shallow gas assets and surrounding acreage in the Appalachian Basin to a subsidiary of EXCO Resources, Inc., an independent oil and gas company, for approximately $395 million, subject to customary adjustments under the agreement. The Appalachian area being divested includes approximately 2,400 operated wells that accounted for approximately 1% of EOG's total 2007 production and approximately 2% of its total year-end 2007 proved reserves. The transaction closed on February 20, 2008. EOG retained certain of its undeveloped acreage in this area, including rights in the Marcellus Shale, and will continue its shale exploration program. On December 31, 2007, the book value of the assets and liabilities included in the sale were $254 million and $9 million, respectively.

Oil and Gas Producing Activities

The following disclosures are made in accordance with Statement of Financial Accounting Standards (SFAS) No. 69, "Disclosures about Oil and Gas Producing Activities":

Oil and Gas Reserves. Users of this information should be aware that the process of estimating quantities of "proved," "proved developed" and "proved undeveloped" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved reserves represent estimated quantities of natural gas, crude oil condensate, and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

Proved developed reserves are proved reserves expected to be recovered, through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and EOG's estimate of future production volumes. Future fluctuations in prices, production rates or changes in political or regulatory environments could cause EOG's share of future production from Canadian reserves to be materially different from that presented.

Estimates of proved and proved developed reserves at December 31, 2007, 2006 and 2005 were based on studies performed by the engineering staff of EOG for all reserves. Opinions by DeGolyer and MacNaughton (D&M), independent petroleum consultants, for the years ended December 31, 2007, 2006 and 2005 covered producing areas containing 79%, 82% and 82%, respectively, of proved reserves of EOG on a net-equivalent-cubic-feet-of-gas basis. D&M's opinions indicate that the estimates of proved reserves prepared by EOG's engineering staff for the properties reviewed by D&M, when compared in total on a net-equivalent-cubic-feet-of-gas basis, do not differ materially from the estimates prepared by D&M. Such estimates by D&M in the aggregate varied by not more than 5% from those prepared by the engineering staff of EOG. All reports by D&M were developed utilizing geological and engineering data provided by EOG.

No major discovery or other favorable or adverse event subsequent to December 31, 2007 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

The following tables set forth EOG's net proved and proved developed reserves at December 31 for each of the four years in the period ended December 31, 2007, and the changes in the net proved reserves for each of the three years in the period ended December 31, 2007, as estimated by the engineering staff of EOG.

NET PROVED AND PROVED DEVELOPED RESERVE SUMMARY

	United States	Canada	Trinidad	United Kingdom	Total
NET PROVED RESERVES					
Natural Gas (Bcf)[1]					
Net proved reserves at December 31, 2004	2,382.5	1,298.3	1,309.4	56.8	5,047.0
Revisions of previous estimates	(21.3)	3.1	26.7	(22.6)	(14.1)
Purchases in place	30.2	-	-	-	30.2
Extensions, discoveries and other additions	835.9	104.7	-	15.0	955.6
Sales in place	(11.8)	-	-	-	(11.8)
Production	(267.4)	(83.3)	(84.5)	(14.3)	(449.5)
Net proved reserves at December 31, 2005	2,948.1	1,322.8	1,251.6	34.9	5,557.4
Revisions of previous estimates	(174.9)	(108.7)	(0.8)	(5.0)	(289.4)
Purchases in place	16.7	8.1	-	-	24.8
Extensions, discoveries and other additions	985.4	174.3	141.0	-	1,300.7
Sales in place	(0.6)	(4.3)	-	-	(4.9)
Production	(303.8)	(82.6)	(96.4)	(10.9)	(493.7)
Net proved reserves at December 31, 2006	3,470.9	1,309.6	1,295.4	19.0	6,094.9
Revisions of previous estimates	(63.2)	(64.3)	(16.9)	2.5	(141.9)
Purchases in place	1.2	1.2	29.6	-	32.0
Extensions, discoveries and other additions	1,177.5	54.9	-	-	1,232.4
Sales in place	(5.7)	-	-	-	(5.7)
Production	(360.6)	(81.6)	(91.8)	(8.6)	(542.6)
Net proved reserves at December 31, 2007	**4,220.1**	**1,219.8**	**1,216.3**	**12.9**	**6,669.1**

	United States	Canada	Trinidad	United Kingdom	Total
Liquids (MBbl)[2]					
Net proved reserves at December 31, 2004	75,788	7,767	16,260	144	99,959
Revisions of previous estimates	3,539	1,361	(1,444)	4	3,460
Purchases in place	1,340	-	-	-	1,340
Extensions, discoveries and other additions	14,021	915	-	68	15,004
Sales in place	(410)	-	-	-	(410)
Production	(10,234)	(1,219)	(1,651)	(79)	(13,183)
Net proved reserves at December 31, 2005	84,044	8,824	13,165	137	106,170
Revisions of previous estimates	5,835	774	75	(28)	6,656
Purchases in place	419	-	-	-	419
Extensions, discoveries and other additions	17,677	1,171	-	-	18,848
Sales in place	(677)	-	-	-	(677)
Production	(10,682)	(1,189)	(1,736)	(47)	(13,654)
Net proved reserves at December 31, 2006	96,616	9,580	11,504	62	117,762
Revisions of previous estimates	27,933	1,169	(1,179)	20	27,943
Purchases in place	37	-	69	-	106
Extensions, discoveries and other additions	49,418	886	-	-	50,304
Sales in place	(940)	-	-	-	(940)
Production	(13,043)	(1,269)	(1,494)	(35)	(15,841)
Net proved reserves at December 31, 2007	**160,021**	**10,366**	**8,900**	**47**	**179,334**
Bcf Equivalent (Bcfe)[1]					
Net proved reserves at December 31, 2004	2,837.2	1,344.9	1,407.0	57.6	5,646.7
Revisions of previous estimates	(0.1)	11.3	18.1	(22.6)	6.7
Purchases in place	38.2	-	-	-	38.2
Extensions, discoveries and other additions	920.0	110.2	-	15.4	1,045.6
Sales in place	(14.2)	-	-	-	(14.2)
Production	(328.7)	(90.7)	(94.4)	(14.8)	(528.6)
Net proved reserves at December 31, 2005	3,452.4	1,375.7	1,330.7	35.6	6,194.4
Revisions of previous estimates	(139.8)	(104.0)	(0.5)	(5.1)	(249.4)
Purchases in place	19.2	8.1	-	-	27.3
Extensions, discoveries and other additions	1,091.5	181.3	141.0	-	1,413.8
Sales in place	(4.7)	(4.3)	-	-	(9.0)
Production	(368.0)	(89.7)	(106.8)	(11.1)	(575.6)
Net proved reserves at December 31, 2006	4,050.6	1,367.1	1,364.4	19.4	6,801.5
Revisions of previous estimates	104.4	(57.3)	(23.9)	2.6	25.8
Purchases in place	1.5	1.2	30.0	-	32.7
Extensions, discoveries and other additions	1,474.0	60.2	-	-	1,534.2
Sales in place	(11.4)	-	-	-	(11.4)
Production	(438.9)	(89.2)	(100.8)	(8.8)	(637.7)
Net proved reserves at December 31, 2007	**5,180.2**	**1,282.0**	**1,269.7**	**13.2**	**7,745.1**

	United States	Canada	Trinidad	United Kingdom	Total
NET PROVED DEVELOPED RESERVES					
Natural Gas (Bcf)[1]					
December 31, 2004	1,855.7	1,070.1	760.9	56.8	3,743.5
December 31, 2005	2,090.6	1,141.0	703.9	28.8	3,964.3
December 31, 2006	2,416.2	1,162.2	610.0	19.0	4,207.4
December 31, 2007	3,141.8	1,079.1	916.7	12.9	5,150.5
Liquids (MBbl)[2]					
December 31, 2004	60,478	7,414	10,874	144	78,910
December 31, 2005	69,887	8,651	7,799	110	86,447
December 31, 2006	79,555	9,427	6,119	62	95,163
December 31, 2007	119,949	10,193	7,222	47	137,411
Bcf Equivalents (Bcfe)[1]					
December 31, 2004	2,218.5	1,114.7	826.2	57.6	4,217.0
December 31, 2005	2,509.9	1,192.9	750.7	29.5	4,483.0
December 31, 2006	2,893.5	1,218.8	646.7	19.4	4,778.4
December 31, 2007	3,861.5	1,140.3	960.0	13.2	5,975.0

(1) Billion cubic feet or billion cubic feet equivalent, as applicable. Natural gas equivalents are determined using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil, condensate or natural gas liquids.

(2) Thousand barrels; includes crude oil, condensate and natural gas liquids.

Capitalized Costs Relating to Oil and Gas Producing Activities. The following table sets forth the capitalized costs relating to EOG's natural gas and crude oil producing activities at December 31 of the years indicated as follows:

	2007	2006
Proved properties	$ 16,299,661	$ 13,069,046
Unproved properties	682,175	506,482
Total	16,981,836	13,575,528
Accumulated depreciation, depletion and amortization	(6,957,550)	(5,804,470)
Net capitalized costs [1]	**$ 10,024,286**	**$ 7,771,058**

(1) Amounts for 2007 exclude long-term assets held for sale of $254,376.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities. The acquisition, exploration and development costs disclosed in the following tables are in accordance with definitions in SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and SFAS No. 143, "Accounting for Asset Retirement Obligations."

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire property.

Exploration costs include additions to exploratory wells including those in progress and exploration expenses.

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Development costs include additions to production facilities and equipment and additions to development wells including those in progress.

The following tables set forth costs incurred related to EOG's oil and gas activities for the years ended December 31:

	United States	Canada	Trinidad	United Kingdom	Other	Total
2007						
Acquisition Costs of Properties						
Unproved	$ 233,337	$ 45,842	$ (38)	$ (1,141)	$ -	$ 278,000
Proved	3,887	696	15,414	-	-	19,997
Subtotal	237,224	46,538	15,376	(1,141)	-	297,997
Exploration Costs	435,944	75,531	45,161	27,805	5,299	589,740
Development Costs [1]	2,358,258	263,547	91,242	(1,417)	-	2,711,630
Total	$ 3,031,426	$ 385,616	$ 151,779	$ 25,247	$ 5,299	$ 3,599,367
2006						
Acquisition Costs of Properties						
Unproved	$ 176,488	$ 43,248	$ 928	$ 5,035	$ -	$ 225,699
Proved	12,529	9,517	-	-	-	22,046
Subtotal	189,017	52,765	928	5,035	-	247,745
Exploration Costs	370,763	50,028	56,009	14,038	7,037	497,875
Development Costs [2]	1,744,301	339,602	79,712	17,945	-	2,181,560
Total	$ 2,304,081	$ 442,395	$ 136,649	$ 37,018	$ 7,037	$ 2,927,180
2005						
Acquisition Costs of Properties						
Unproved	$ 102,727	$ 24,278	$ 4,505	$ -	$ -	$ 131,510
Proved	55,477	468	-	-	-	55,945
Subtotal	158,204	24,746	4,505	-	-	187,455
Exploration Costs	286,862	42,426	19,924	18,040	2,844	370,096
Development Costs [3]	952,345	287,303	25,769	15,259	-	1,280,676
Total	$ 1,397,411	$ 354,475	$ 50,198	$ 33,299	$ 2,844	$ 1,838,227

(1) Includes Asset Retirement Costs of $22 million, $9 million, zero and zero for the United States, Canada, Trinidad and the United Kingdom, respectively. Excludes other property, plant and equipment.

(2) Includes Asset Retirement Costs of $10 million, $6 million, $1 million and $5 million for the United States, Canada, Trinidad and the United Kingdom, respectively. Excludes other property, plant and equipment.

(3) Includes Asset Retirement Costs of $8 million, $11 million, zero and $1 million for the United States, Canada, Trinidad and the United Kingdom, respectively. Excludes other property, plant and equipment.

EOG RESOURCES, INC.

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Results of Operations for Oil and Gas Producing Activities[1]. The following tables set forth results of operations for oil and gas producing activities for the years ended December 31:

	United States	Canada	Trinidad	United Kingdom	Other[2]	Total
2007						
Natural Gas, Crude Oil, Condensate and Natural Gas Liquids Revenues	$ 3,045,097	$ 585,314	$ 352,877	$ 55,208	$ -	$ 4,038,496
Other	15,655	(105)	8	1	-	15,559
Total	3,060,752	585,209	352,885	55,209	-	4,054,055
Exploration Costs	120,982	15,500	7,577	6,132	254	150,445
Dry Hole Costs	83,160	5,349	19,350	7,523	-	115,382
Transportation Costs	154,798	8,880	-	6,726	-	170,404
Production Costs	481,990	136,952	45,640	3,375	-	667,957
Impairments	108,037	37,076	-	2,404	-	147,517
Depreciation, Depletion and Amortization	848,051	170,666	24,883	21,945	-	1,065,545
Income (Loss) Before Income Taxes	1,263,734	210,786	255,435	7,104	(254)	1,736,805
Income Tax Provision (Benefit)	454,923	68,084	112,709	3,552	(89)	639,179
Results of Operations	$ 808,811	$ 142,702	$ 142,726	$ 3,552	$ (165)	$ 1,097,626
2006						
Natural Gas, Crude Oil, Condensate and Natural Gas Liquids Revenues	$ 2,539,037	$ 593,677	$ 345,677	$ 86,434	$ -	$ 3,564,825
Other	4,861	(3)	11	461	-	5,330
Total	2,543,898	593,674	345,688	86,895	-	3,570,155
Exploration Costs	128,966	13,958	7,953	3,606	525	155,008
Dry Hole Costs	63,912	5,961	10,178	(484)	-	79,567
Production Costs	394,122	115,538	44,327	3,071	-	557,058
Transportation Costs	94,623	8,403	-	7,302	-	110,328
Impairments	89,374	18,884	-	-	-	108,258
Depreciation, Depletion and Amortization	623,311	143,368	26,623	23,787	-	817,089
Income Before Income Taxes	1,149,590	287,562	256,607	49,613	(525)	1,742,847
Income Tax Provision	413,194	82,776	102,699	24,807	-	623,476
Results of Operations	$ 736,396	$ 204,786	$ 153,908	$ 24,806	$ (525)	$ 1,119,371
2005						
Natural Gas, Crude Oil, Condensate and Natural Gas Liquids Revenues	$ 2,571,191	$ 651,349	$ 280,622	$ 103,828	$ -	$ 3,606,990
Other	2,351	(1)	-	398	-	2,748
Total	2,573,542	651,348	280,622	104,226	-	3,609,738
Exploration Costs	112,143	11,512	5,243	4,218	-	133,116
Dry Hole Costs	20,090	24,372	2,571	17,779	-	64,812
Production Costs	344,094	87,069	39,135	1,042	-	471,340
Transportation Costs	68,693	9,227	-	9,019	-	86,939
Impairments	70,879	7,053	-	-	-	77,932
Depreciation, Depletion and Amortization	488,621	124,793	24,781	16,063	-	654,258
Income Before Income Taxes	1,469,022	387,322	208,892	56,105	-	2,121,341
Income Tax Provision	527,646	138,365	64,350	22,045	-	752,406
Results of Operations	$ 941,376	$ 248,957	$ 144,542	$ 34,060	$ -	$ 1,368,935

(1) Excludes gains or losses on mark-to-market financial commodity derivative contracts, gains or losses on sales of reserves and related assets, interest charges and general corporate expenses for each of the three years in the period ended December 31, 2007.

(2) Other includes other international operations.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves. The following information has been developed utilizing procedures prescribed by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the engineering staff of EOG. The estimates were based on commodity prices at year-end. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating EOG or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of EOG.

The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the standardized measure of discounted future net cash flows from projected production of EOG's crude oil and natural gas reserves for the years ended December 31:

	United States	Canada	Trinidad	United Kingdom	Total
2007					
Future cash inflows[1]	$ 41,151,570	$ 8,783,187	$ 6,196,996	$ 133,844	$ 56,265,597
Future production costs	(11,449,082)	(2,766,329)	(630,556)	(29,022)	(14,874,989)
Future development costs	(2,716,181)	(493,772)	(385,406)	(8,049)	(3,603,408)
Future income taxes	(8,195,111)	(1,085,595)	(2,065,505)	(48,387)	(11,394,598)
Future net cash flows	18,791,196	4,437,491	3,115,529	48,386	26,392,602
Discount to present value at 10% annual rate	(9,326,881)	(2,002,808)	(1,276,573)	(4,718)	(12,610,980)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 9,464,315	$ 2,434,683	$ 1,838,956	$ 43,668	$ 13,781,622
2006					
Future cash inflows[2]	$ 22,960,379	$ 7,326,752	$ 4,674,862	$ 93,031	$ 35,055,024
Future production costs	(6,928,994)	(2,398,427)	(592,840)	(40,995)	(9,961,256)
Future development costs	(2,083,736)	(395,270)	(422,979)	(7,942)	(2,909,927)
Future income taxes	(4,096,634)	(988,737)	(1,450,026)	(22,047)	(6,557,444)
Future net cash flows	9,851,015	3,544,318	2,209,017	22,047	15,626,397
Discount to present value at 10% annual rate	(4,701,530)	(1,581,762)	(964,368)	(1,076)	(7,248,736)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 5,149,485	$ 1,962,556	$ 1,244,649	$ 20,971	$ 8,377,661
2005					
Future cash inflows[3]	$ 29,570,753	$ 11,699,916	$ 4,355,408	$ 447,719	$ 46,073,796
Future production costs	(7,623,688)	(2,824,960)	(617,551)	(50,027)	(11,116,226)
Future development costs	(1,565,491)	(362,191)	(268,306)	(12,482)	(2,208,470)
Future income taxes	(6,349,537)	(2,524,804)	(1,311,384)	(146,492)	(10,332,217)
Future net cash flows	14,032,037	5,987,961	2,158,167	238,718	22,416,883
Discount to present value at 10% annual rate	(6,720,718)	(2,966,998)	(994,539)	(32,925)	(10,715,180)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 7,311,319	$ 3,020,963	$ 1,163,628	$ 205,793	$ 11,701,703

(1) Estimated natural gas prices used to calculate 2007 future cash inflows for the United States, Canada, Trinidad and the United Kingdom were $6.79, $6.47, $4.29 and $10.05, respectively. Estimated liquids prices used to calculate 2007 future cash inflows for the United States, Canada, Trinidad and the United Kingdom were $78.13, $78.10, $86.11 and $84.20, respectively.

(2) Estimated natural gas prices used to calculate 2006 future cash inflows for the United States, Canada, Trinidad and the United Kingdom were $5.18, $5.22, $3.10 and $4.72, respectively. Estimated liquids prices used to calculate 2006 future cash inflows for the United States, Canada, Trinidad and the United Kingdom were $51.63, $50.90, $56.82 and $55.98, respectively.

(3) Estimated natural gas prices used to calculate 2005 future cash inflows for the United States, Canada, Trinidad and the United Kingdom were $8.46, $8.51, $2.84 and $12.65, respectively. Estimated liquids prices used to calculate 2005 future cash inflows for the United States, Canada, Trinidad and the United Kingdom were $55.08, $50.39, $61.16 and $50.46, respectively.

EOG RESOURCES, INC.

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Changes in Standardized Measure of Discounted Future Net Cash Flows. The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for each of the three years in the period ended December 31, 2007:

	United States	Canada	Trinidad	United Kingdom	Total
December 31, 2004	$ 4,306,879	$ 1,946,897	$ 916,955	$ 147,247	$ 7,317,978
Sales and transfers of oil and gas produced, net of production costs	(2,158,404)	(555,053)	(241,487)	(93,767)	(3,048,711)
Net changes in prices and production costs	2,854,774	1,780,212	519,166	245,023	5,399,175
Extensions, discoveries, additions and improved recovery, net of related costs	2,694,823	384,295	-	132,470	3,211,588
Development costs incurred	183,800	46,700	25,300	11,100	266,900
Revisions of estimated development cost	(109,358)	(50,061)	(49,083)	(699)	(209,201)
Revisions of previous quantity estimates	(186)	36,687	26,408	(210,930)	(148,021)
Accretion of discount	600,528	242,519	141,383	18,998	1,003,428
Net change in income taxes	(1,341,611)	(513,951)	(148,222)	(81,811)	(2,085,595)
Purchases of reserves in place	135,759	-	-	-	135,759
Sales of reserves in place	(32,817)	-	-	-	(32,817)
Changes in timing and other	177,132	(297,282)	(26,792)	38,162	(108,780)
December 31, 2005	7,311,319	3,020,963	1,163,628	205,793	11,701,703
Sales and transfers of oil and gas produced, net of production costs	(2,050,290)	(469,736)	(301,350)	(76,061)	(2,897,437)
Net changes in prices and production costs	(3,898,956)	(1,766,233)	164,417	(212,730)	(5,713,502)
Extensions, discoveries, additions and improved recovery, net of related costs	1,837,039	327,281	38,100	-	2,202,420
Development costs incurred	312,900	50,700	37,400	8,093	409,093
Revisions of estimated development cost	(26,149)	(663)	557	(2,316)	(28,571)
Revisions of previous quantity estimates	(280,488)	(176,733)	(741)	(11,825)	(469,787)
Accretion of discount	1,035,133	401,320	180,872	33,034	1,650,359
Net change in income taxes	1,247,841	655,261	(130,573)	103,571	1,876,100
Purchases of reserves in place	23,473	2,732	-	-	26,205
Sales of reserves in place	(17,449)	(6,746)	-	-	(24,195)
Changes in timing and other	(344,888)	(75,590)	92,339	(26,588)	(354,727)
December 31, 2006	5,149,485	1,962,556	1,244,649	20,971	8,377,661
Sales and transfers of oil and gas produced, net of production costs	(2,408,307)	(439,482)	(307,237)	(45,107)	(3,200,133)
Net changes in prices and production costs	3,397,803	747,389	961,686	76,223	5,183,101
Extensions, discoveries, additions and improved recovery, net of related costs	3,708,015	184,691	-	-	3,892,706
Development costs incurred	459,700	42,300	139,100	-	641,100
Revisions of estimated development cost	(2,547)	(56,336)	(57,498)	(70)	(116,451)
Revisions of previous quantity estimates	294,500	(135,562)	(57,680)	19,645	120,903
Accretion of discount	694,165	229,953	202,032	4,194	1,130,344
Net change in income taxes	(1,872,542)	(46,935)	(378,415)	(22,697)	(2,320,589)
Purchases of reserves in place	5,309	1,726	55,372	-	62,407
Sales of reserves in place	(47,151)	-	-	-	(47,151)
Changes in timing and other	85,885	(55,617)	36,947	(9,491)	57,724
December 31, 2007	$ 9,464,315	$ 2,434,683	$ 1,838,956	$ 43,668	$ 13,781,622

EOG RESOURCES, INC.

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

Unaudited Quarterly Financial Information
(In Thousands, Except Per Share Data)

Quarter Ended	Mar 31	Jun 30	Sep 30	Dec 31
2007				
Net Operating Revenues	$ 876,418	$ 1,073,106	$ 990,463	$ 1,250,804
Operating Income	$ 338,240	$ 465,481	$ 324,858	$ 519,817
Income Before Income Taxes	$ 335,321	$ 465,869	$ 318,598	$ 511,080
Income Tax Provision	117,654	158,816	114,595	149,885
Net Income	217,667	307,053	204,003	361,195
Preferred Stock Dividends[1]	875	990	1,637	3,161
Net Income Available to Common Stockholders	$ 216,792	$ 306,063	$ 202,366	$ 358,034
Net Income Per Share Available to Common Stockholders[2]				
Basic	$ 0.89	$ 1.26	$ 0.83	$ 1.46
Diluted	$ 0.88	$ 1.24	$ 0.82	$ 1.44
Average Number of Common Shares				
Basic	242,763	243,227	243,486	244,440
Diluted	246,677	247,261	247,425	248,537
2006				
Net Operating Revenues	$ 1,086,088	$ 926,355	$ 968,726	$ 931,373
Operating Income	$ 629,980	$ 462,101	$ 462,266	$ 349,206
Income Before Income Taxes	$ 629,831	$ 464,294	$ 465,996	$ 352,520
Income Tax Provision	203,124	132,877	166,860	109,895
Net Income	426,707	331,417	299,136	242,625
Preferred Stock Dividends[1]	1,858	1,858	1,858	5,421
Net Income Available to Common Stockholders	$ 424,849	$ 329,559	$ 297,278	$ 237,204
Net Income Per Share Available to Common Stockholders[2]				
Basic	$ 1.76	$ 1.36	$ 1.23	$ 0.98
Diluted	$ 1.73	$ 1.34	$ 1.21	$ 0.96
Average Number of Common Shares				
Basic	241,118	241,613	241,911	242,515
Diluted	245,923	245,887	246,136	246,477

(1) Includes premium and fees associated with the repurchase of preferred stock in the third and fourth quarters of 2007 and the fourth quarter of 2006. See Note 3 to Consolidated Financial Statements.

(2) The sum of quarterly net income per share available to common stockholders may not agree with total year net income per share available to common stockholders as each quarterly computation is based on the weighted average of common shares outstanding.

Schedule II

EOG RESOURCES, INC.

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2007, 2006 and 2005

(In Thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Year
2007				
Allowance deducted from Accounts Receivable	$ 17,299	$ 16	$ 1,296	$ 16,019
2006				
Allowance deducted from Accounts Receivable	$ 21,806	$ 24	$ 4,531	$ 17,299
2005				
Allowance deducted from Accounts Receivable	$ 20,619	$ 1,679	$ 492	$ 21,806

EXHIBITS

Exhibits not incorporated herein by reference to a prior filing are designated by (i) an asterisk (*) and are filed herewith; or (ii) a pound sign (#) and are not filed herewith, and, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the registrant hereby agrees to furnish a copy of such exhibit to the SEC upon request.

All exhibits not so designated are incorporated herein by reference to EOG's Registration Statement on Form S-1, Registration No. 33-30678, filed on August 24, 1989 (Form S-1), or as otherwise indicated.

Exhibit Number		Description
3.1(a)	-	Restated Certificate of Incorporation (Exhibit 3.1 to Form S-1).
3.1(b)	-	Certificate of Amendment of Restated Certificate of Incorporation (Exhibit 4.1(b) to Form S-8 Registration Statement No. 33-52201, filed February 8, 1994).
3.1(c)	-	Certificate of Amendment of Restated Certificate of Incorporation (Exhibit 4.1(c) to Form S-8 Registration Statement No. 33-58103, filed March 15, 1995).
3.1(d)	-	Certificate of Amendment of Restated Certificate of Incorporation, dated June 11, 1996 (Exhibit 3(d) to Form S-3 Registration Statement No. 333-09919, filed August 9, 1996).
3.1(e)	-	Certificate of Amendment of Restated Certificate of Incorporation, dated May 7, 1997 (Exhibit 3(e) to Form S-3 Registration Statement No. 333-44785, filed January 23, 1998).
3.1(f)	-	Certificate of Ownership and Merger, dated August 26, 1999 (Exhibit 3.1(f) to EOG's Annual Report on Form 10-K for the year ended December 31, 1999).
3.1(g)	-	Certificate of Designations of Series E Junior Participating Preferred Stock, dated February 14, 2000 (Exhibit 2 to Form 8-A Registration Statement, filed February 18, 2000).
3.1(h)	-	Certificate of Designation, Preferences and Rights of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B, dated July 19, 2000 (Exhibit 3.1(h) to EOG's Registration Statement on Form S-3 Registration Statement No. 333-46858, filed September 28, 2000).
3.1(i)	-	Certificate of Elimination of the Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, dated September 15, 2000 (Exhibit 3.1(j) to EOG's Registration Statement on Form S-3 Registration Statement No. 333-46858, filed September 28, 2000).
3.1(j)	-	Certificate of Elimination of the Flexible Money Market Cumulative Preferred Stock, Series C, dated September 15, 2000 (Exhibit 3.1(k) to EOG's Registration Statement on Form S-3 Registration Statement No. 333-46858, filed September 28, 2000).
3.1(k)	-	Certificate of Elimination of the Flexible Money Market Cumulative Preferred Stock, Series D, dated February 24, 2005 (Exhibit 3.1(k) to EOG's Annual Report on Form 10-K for the year ended December 31, 2004).
3.1(l)	-	Certificate of Amendment to Restated Certificate of Incorporation, dated May 3, 2005 (Exhibit 3.1(l) to EOG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
*3.1(m)	-	Amended Certificate of Designations of Series E Junior Participating Preferred Stock, dated March 7, 2005.
*3.2	-	Bylaws, dated August 23, 1989, as amended and restated effective as of January 4, 2008.
4.1(a)	-	Specimen of Certificate evidencing the Common Stock (Exhibit 3.3 to EOG's Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit Number		Description
4.1(b)	-	Specimen of Certificate Evidencing Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B (Exhibit 4.3(g) to EOG's Registration Statement on Form S-4 Registration Statement No. 333-36056, filed June 7, 2000).
4.2	-	Rights Agreement, dated as of February 14, 2000, between EOG and First Chicago Trust Company of New York, which includes the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Exhibit 1 to EOG's Registration Statement on Form 8-A, filed February 18, 2000).
4.3	-	Form of Rights Certificate (Exhibit 3 to EOG's Registration Statement on Form 8-A, filed February 18, 2000).
4.4	-	Amendment, dated as of December 13, 2001, to the Rights Agreement, dated as of February 14, 2000, between EOG and First Chicago Trust Company of New York, as rights agent (Exhibit 2 to Amendment No. 1 to EOG's Registration Statement on Form 8-A/A filed December 14, 2001).
4.5	-	Letter dated December 13, 2001, from First Chicago Trust Company of New York to EOG resigning as rights agent effective January 12, 2002 (Exhibit 3 to Amendment No. 2 to EOG's Registration Statement on Form 8-A/A filed February 7, 2002).
4.6	-	Amendment, dated as of December 20, 2001, to the Rights Agreement, dated as of February 14, 2000, as amended, between EOG and First Chicago Trust Company of New York, as rights agent (Exhibit 4 to Amendment No. 2 to EOG's Registration Statement on Form 8-A/A filed February 7, 2002).
4.7	-	Letter dated December 20, 2001, from EOG Resources, Inc. to EquiServe Trust Company, N.A. appointing EquiServe Trust Company, N.A. as successor rights agent (Exhibit 5 to Amendment No. 2 to EOG's Registration Statement on Form 8-A/A filed February 7, 2002).
4.8	-	Amendment, dated as of April 11, 2002, to the Rights Agreement, dated as of February 14, 2000, as amended, between EOG and EquiServe Trust Company, N.A., as rights agent (Exhibit 4.1 to EOG's Current Report on Form 8-K, filed April 12, 2002).
4.9	-	Amendment, dated as of December 10, 2002, to the Rights Agreement, dated as of February 14, 2000, as amended, between EOG and EquiServe Trust Company, N.A., as rights agent (Exhibit 4.1 to EOG's Current Report on Form 8-K, filed December 11, 2002).
4.10	-	Amendment, dated as of February 24, 2005, to the Rights Agreement, dated as of February 14, 2000, as amended, between EOG and EquiServe Trust Company, N.A., as rights agent (Exhibit 4.12 to EOG's Annual Report on Form 10-K for the year ended December 31, 2004).
4.11	-	Amendment, dated as of June 15, 2005, to the Rights Agreement, dated as of February 14, 2000, as amended, between EOG and EquiServe Trust Company, N.A., as rights agent (Exhibit 4.1 to EOG's Current Report on Form 8-K, filed June 21, 2005).
4.12	-	Indenture dated as of September 1, 1991, between EOG and JPMorgan Chase Bank, National Association (formerly, Texas Commerce Bank National Association) (Exhibit 4(a) to EOG's Registration Statement on Form S-3 Registration Statement No. 33-42640, filed September 6, 1991).
4.13	-	Officers' Certificate Establishing 5.875% Senior Notes due 2017 of EOG, dated September 10, 2007 (Exhibit 4.2 to EOG's Current Report on Form 8-K, filed September 10, 2007).
4.14	-	Form of Global Note with respect to the 5.875% Senior Notes due 2017 of EOG (Exhibit 4.3 to EOG's Current Report on Form 8-K, filed September 10, 2007).

Exhibit Number		Description
#4.15	-	Certificate, dated April 3, 1998, of the Senior Vice President and Chief Financial Officer of Enron Oil & Gas Company (predecessor to EOG) establishing the terms of the 6.65% Notes due April 1, 2028.
#4.16	-	Global Note with respect to the 6.65% Notes due April 1, 2028 of Enron Oil & Gas Company (predecessor to EOG).
#4.17	-	Indenture, dated as of November 15, 2001, between EOG Company of Canada, as Issuer, and Citibank, N.A., as Trustee, with respect to the 7.00% Senior Notes due 2011 of EOG Company of Canada.
#4.18	-	First Supplemental Indenture, dated as of April 2, 2002, to the Indenture, dated as of November 15, 2001, between EOG Company of Canada, as Issuer, and Citibank, N.A., as Trustee, with respect to the 7.00% Senior Notes due 2011 of EOG Company of Canada.
#4.19	-	Indenture, dated as of March 1, 2004, between EOG Resources Canada Inc., as Issuer, and The Bank of New York Trust Company, N.A., as Trustee, with respect to the 4.75% Senior Notes due 2014 of EOG Resources Canada Inc.
*4.20	-	Rights Agreement Certificate, dated February 11, 2008.
10.1(a)	-	Amended and Restated 1994 Stock Plan (Exhibit 4.3 to Form S-8 Registration Statement No. 33-58103, filed March 15, 1995).
10.1(b)	-	Amendment to Amended and Restated 1994 Stock Plan, dated effective as of December 12, 1995 (Exhibit 4.3(a) to EOG's Annual Report on Form 10-K for the year ended December 31, 1995).
10.1(c)	-	Amendment to Amended and Restated 1994 Stock Plan, dated effective as of December 10, 1996 (Exhibit 4.3(a) to Form S-8 Registration Statement No. 333-20841, filed January 31, 1997).
10.1(d)	-	Third Amendment to Amended and Restated 1994 Stock Plan, dated effective as of December 9, 1997 (Exhibit 4.3(d) to EOG's Annual Report on Form 10-K for the year ended December 31, 1997).
10.1(e)	-	Fourth Amendment to Amended and Restated 1994 Stock Plan, dated effective as of May 5, 1998 (Exhibit 4.3(e) to EOG's Annual Report on Form 10-K for the year ended December 31, 1998).
10.1(f)	-	Fifth Amendment to Amended and Restated 1994 Stock Plan, dated effective as of December 8, 1998 (Exhibit 4.3(f) to EOG's Annual Report on Form 10-K for the year ended December 31, 1998).
10.1(g)	-	Sixth Amendment to Amended and Restated 1994 Stock Plan, dated effective as of May 8, 2001 (Exhibit 10.1(g) to EOG's Annual Report on Form 10-K for the year ended December 31, 2001).
10.1(h)	-	Seventh Amendment to Amended and Restated 1994 Stock Plan, dated effective as of December 30, 2005 (Exhibit 10.1(h) to EOG's Annual Report on Form 10-K for the year ended December 31, 2005).
10.2(a)	-	Amended and Restated 1993 Nonemployee Directors Stock Option Plan (Exhibit A to EOG's Proxy Statement, dated March 28, 2002, with respect to EOG's Annual Meeting of Stockholders).
10.2(b)	-	First Amendment to Amended and Restated 1993 Nonemployee Directors Stock Option Plan, dated effective as of December 30, 2005 (Exhibit 10.2(b) to EOG's Annual Report on Form 10-K for the year ended December 31, 2005).
10.3(a)	-	Amended and Restated 1992 Stock Plan (Exhibit B to EOG's Proxy Statement, dated March 29, 2004, with respect to EOG's Annual Meeting of Stockholders).
10.3(b)	-	First Amendment to Amended and Restated 1992 Stock Plan, dated effective as of December 30, 2005 (Exhibit 10.3(b) to EOG's Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit Number		Description
10.4(a)	-	Amended and Restated 1996 Deferral Plan (Exhibit 4.4 to Form S-8 Registration Statement No. 333-84014, filed March 8, 2002).
10.4(b)	-	First Amendment to Amended and Restated 1996 Deferral Plan, effective as of September 10, 2002 (Exhibit 10.9(e) to EOG's Annual Report on Form 10-K for the year ended December 31, 2002).
10.5(a)	-	Executive Employment Agreement between EOG and Mark G. Papa, effective as of June 15, 2005 (Exhibit 99.1 to EOG's Current Report on Form 8-K filed, June 21, 2005).
10.5(b)	-	Amended and Restated Change of Control Agreement between EOG and Mark G. Papa, effective as of June 15, 2005 (Exhibit 99.6 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.6(a)	-	Executive Employment Agreement between EOG and Edmund P. Segner, III, effective as of June 15, 2005 (Exhibit 99.2 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.6(b)	-	Amended and Restated Change of Control Agreement between EOG and Edmund P. Segner, III, effective as of June 15, 2005 (Exhibit 99.7 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.7(a)	-	Executive Employment Agreement between EOG and Barry Hunsaker, Jr., effective as of June 15, 2005 (Exhibit 99.5 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.7(b)	-	Amended and Restated Change of Control Agreement between EOG and Barry Hunsaker, Jr., effective as of June 15, 2005 (Exhibit 99.10 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.8(a)	-	Executive Employment Agreement between EOG and Loren M. Leiker, effective as of June 15, 2005 (Exhibit 99.3 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.8(b)	-	Amended and Restated Change of Control Agreement between EOG and Loren M. Leiker, effective as of June 15, 2005 (Exhibit 99.8 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.9(a)	-	Executive Employment Agreement between EOG and Gary L. Thomas, effective as of June 15, 2005 (Exhibit 99.4 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.9(b)	-	Amended and Restated Change of Control Agreement between EOG and Gary L. Thomas, effective as of June 15, 2005 (Exhibit 99.9 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.10(a)	-	Amended and Restated Change of Control Severance Plan, effective as of June 15, 2005 (Exhibit 99.12 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.11	-	Executive Officer Annual Bonus Plan (Exhibit C to EOG's Proxy Statement, dated March 30, 2001, with respect to EOG's Annual Meeting of Stockholders).
10.12	-	Amended and Restated Change of Control Agreement between EOG and Timothy K. Driggers, effective as of June 15, 2005 (Exhibit 99.11 to EOG's Current Report on Form 8-K, filed June 21, 2005).
10.13(a)	-	Revolving Credit Agreement, dated June 28, 2005, among EOG Resources, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto (Exhibit 10.1 to EOG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.13(b)	-	First Amendment, dated June 21, 2006, to Revolving Credit Agreement, dated June 28, 2005, among EOG Resources, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto (Exhibit 10.1 to EOG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

Exhibit Number		Description
10.13(c)	-	Second Amendment, dated May 18, 2007, to Revolving Credit Agreement, dated June 28, 2005, among EOG Resources, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto (Exhibit 10.1 to EOG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.13(d)	-	Third Amendment, dated September 14, 2007, to Revolving Credit Agreement, dated June 28, 2005, among EOG Resources, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto (Exhibit 10.1 to EOG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).
10.14	-	Senior Term Loan Agreement, dated October 28, 2005, among EOG Resources, Inc., as Parent Guarantor, EOGI International Company, as Borrower, The Bank of Nova Scotia, as Administrative Agent, and the financial institutions party thereto (Exhibit 10.1 to EOG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
10.15	-	Executive Employment Agreement between EOG and Frederick J. Plaeger, II, effective as of April 23, 2007 (Exhibit 10.1 to EOG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.16	-	Change of Control Agreement between EOG and Frederick J. Plaeger, II, effective as of April 23, 2007 (Exhibit 10.2 to EOG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
*12	-	Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends.
*21	-	List of subsidiaries.
*23.1	-	Consent of DeGolyer and MacNaughton.
*23.2	-	Opinion of DeGolyer and MacNaughton dated January 29, 2008.
*23.3	-	Consent of Deloitte & Touche LLP.
*24	-	Powers of Attorney.
*31.1	-	Section 302 Certification of Annual Report of Principal Executive Officer.
*31.2	-	Section 302 Certification of Annual Report of Principal Financial Officer.
*32.1	-	Section 906 Certification of Annual Report of Principal Executive Officer.
*32.2	-	Section 906 Certification of Annual Report of Principal Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: February 28, 2008

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities with EOG Resources, Inc. indicated and on the 28th day of February, 2008.

Signature	Title
/s/ MARK G. PAPA (Mark G. Papa)	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)
/s/ TIMOTHY K. DRIGGERS (Timothy K. Driggers)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
*GEORGE A. ALCORN (George A. Alcorn)	Director
*CHARLES R. CRISP (Charles R. Crisp)	Director
*WILLIAM D. STEVENS (William D. Stevens)	Director
*H. LEIGHTON STEWARD (H. Leighton Steward)	Director
*DONALD F. TEXTOR (Donald F. Textor)	Director
*FRANK G. WISNER (Frank G. Wisner)	Director

* /s/ PATRICIA L. EDWARDS
(Patricia L. Edwards)
(Attorney-in-fact for persons indicated)

QUANTITATIVE RECONCILIATION OF AFTER-TAX INTEREST EXPENSE (NON-GAAP) AND NET DEBT (NON-GAAP) AS USED IN THE CALCULATION OF THE RETURN ON CAPITAL EMPLOYED (ROCE) TO INTEREST EXPENSE (GAAP) AND CURRENT AND LONG-TERM DEBT (GAAP), RESPECTIVELY

(Unaudited; In Millions, Except Ratio Data)

The following chart reconciles Interest Expense (GAAP) and Current and Long-Term Debt (GAAP) to After-Tax Interest Expense (Non-GAAP) and Net Debt (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Interest Expense and Net Debt in their ROCE calculation. EOG management uses this information for comparative purposes within the industry.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Return On Capital Employed										
Interest Expense		$ 61.8	$ 61.0	$ 45.1	$ 59.7	$ 58.7	$ 63.1	$ 62.5	$ 43.2	**$ 46.8**
Tax Benefit Imputed (based on 35%)		(21.6)	(21.4)	(15.8)	(20.9)	(20.5)	(22.1)	(21.9)	(15.1)	**(16.4)**
After-Tax Interest Expense (Non-GAAP) - (a)		$ 40.2	$ 39.6	$ 29.3	$ 38.8	$ 38.2	$ 41.0	$ 40.6	$ 28.1	**$ 30.4**
Net Income - (b)		$ 569.1	$ 396.9	$ 398.6	$ 87.2	$ 430.1	$ 624.9	$ 1,259.6	$ 1,299.9	**$ 1,089.9**
Total Stockholders' Equity - (c)	$ 1,280.3	$ 1,129.6	$ 1,380.9	$ 1,642.7	$ 1,672.4	$ 2,223.4	$ 2,945.4	$ 4,316.3	$ 5,599.7	**$ 6,990.1**
Current and Long-Term Debt	1,142.8	990.3	859.0	856.0	1,145.1	1,108.9	1,077.6	985.1	733.4	**1,185.0**
Less: Cash	(6.3)	(24.8)	(20.2)	(2.5)	(9.8)	(4.4)	(21.0)	(643.8)	(218.3)	**(54.2)**
Net Debt (Non-GAAP) - (d)	1,136.5	965.5	838.8	853.5	1,135.3	1,104.5	1,056.6	341.3	515.1	**1,130.8**
Total Capitalization (Non-GAAP) - (c) + (d)	$ 2,416.8	$ 2,095.1	$ 2,219.7	$ 2,496.2	$ 2,807.7	$ 3,327.9	$ 4,002.0	$ 4,657.6	$ 6,114.8	**$ 8,120.9**
Average Total Capitalization (Non-GAAP) - (e)		$ 2,256.0	$ 2,157.4	$ 2,358.0	$ 2,652.0	$ 3,067.8	$ 3,665.0	$ 4,329.8	$ 5,386.2	**$ 7,117.9**
Return on Capital Employed (ROCE) - [(a) + (b)] / (e)		27%	20%	18%	5%	15%	18%	30%	25%	**16%**
Average ROCE 1999 - 2006									**20%**	

Debt-to-Total Capitalization Ratio

As used in this ratio, Total Capitalization is the sum of Current and Long-Term Debt and Total Stockholders' Equity

GLOSSARY OF TERMS

Bcfe	Billion cubic feet equivalent
$/Bbl	Dollars per barrel
$/Mcf	Dollars per thousand cubic feet
MBbld	Thousand barrels per day
MMbo	Million barrels of oil
MMboe	Million barrels of oil equivalent
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYSE	New York Stock Exchange
S&P	Standard and Poor's
Tcfe	Trillion cubic feet equivalent

OFFICERS AND DIRECTORS

Directors

George A. Alcorn [1]
Houston, Texas
President, Alcorn Exploration, Inc.

Charles R. Crisp [2]
Houston, Texas
Investments

Mark G. Papa
Chairman and Chief Executive Officer
EOG Resources, Inc.

William D. Stevens [3]
Houston, Texas
Retired

H. Leighton Steward [4]
Boerne, Texas
Author-Partner, Sugar Busters, LLC

Donald F. Textor [5]
Locust Valley, New York
Portfolio Manager, Dorset Management Corporation and Partner, Knott Partners Management LLC

Frank G. Wisner [6]
New York, New York
Vice Chairman, External Affairs
American International Group, Inc.

Officers
(including key subsidiaries)

Mark G. Papa
Chairman and Chief Executive Officer

Loren M. Leiker
Senior Executive Vice President, Exploration

Gary L. Thomas
Senior Executive Vice President, Operations

Robert K. Garrison
Executive Vice President, Exploration

William R. Thomas
Executive Vice President and
General Manager, Fort Worth

Steven B. Coleman
Senior Vice President and
General Manager, Fort Worth West

Kurt D. Doerr
Senior Vice President and General Manager,
Denver

Frederick J. Plaeger, II
Senior Vice President and General Counsel

Paul Arnott
Vice President and General Manager,
EOG Resources Canada Inc.

Maire A. Baldwin
Vice President, Investor Relations

Sandeep Bhakhri
Vice President and Chief Information Officer

Ben B. Boyd
Vice President, Accounting,
EOG Resources International, Inc.

Timothy K. Driggers
Vice President and Chief Financial Officer

Kenneth E. Dunn
Vice President and General Manager,
Corpus Christi

Patricia L. Edwards
Vice President, Human Resources and
Administration

Marc R. Eschenburg
Vice President, Marketing and
Regulatory Affairs

Kevin S. Hanzel
Vice President, Audit

Lloyd W. Helms, Jr.
Vice President and General Manager,
Canada Shale Project

Raymond L. Ingle
Vice President and General Manager,
Midstream

Ann D. Janssen
Vice President, Accounting

Olaf A. C. Karlsen
General Manager, EOG Resources
United Kingdom Limited

Ernest J. LaFlure
Vice President and General Manager, Tyler

Helen Y. Lim
Vice President and Treasurer

Lindell L. Looger
Vice President and General Manager,
International
President, EOG Resources International, Inc.

Tony C. Maranto
Vice President and General Manager,
Oklahoma City

Richard A. Ott
Vice President, Tax

Curtis C. Parsons
Vice President and General Manager,
Fort Worth North

Sammy G. Pickering
Managing Director, EOG Resources
Trinidad Limited

Gary L. Pitts
Vice President and General Manager,
Midland

Edmund P. Segner, III
Vice President

Gary L. Smith
Vice President and General Manager,
Pittsburgh

Robert C. Smith
Vice President, Drilling

J. Pat Woods
Vice President and General Manager,
Fort Worth East

Michael P. Donaldson
Corporate Secretary

James C. Fletcher
Controller, Land Administration

John H. Haskins
Controller, International Accounting

Janet B. Johnson
Controller, Compliance and Controls

Joseph C. Landry
Controller, Operations Accounting

Gary Y. Peng
Controller, Financial Reporting

(1) Chairman, Compensation Committee; Member, Audit, Corporate Governance and Nominating Committees; 2008 Presiding Director

(2) Chairman, Nominating Committee; Member, Audit, Compensation and Corporate Governance Committees

(3) Member, Audit, Compensation, Corporate Governance and Nominating Committees; 2007 Presiding Director; will retire from the Board as of the date of the 2008 Annual Meeting

(4) Member, Audit, Compensation, Corporate Governance and Nominating Committees

(5) Chairman, Audit Committee; Member, Compensation, Corporate Governance and Nominating Committees

(6) Chairman, Corporate Governance Committee; Member, Audit, Compensation and Nominating Committees

STOCKHOLDER INFORMATION

Corporate Headquarters
1111 Bagby, Sky Lobby 2
Houston, Texas 77002
P.O. Box 4362
Houston, Texas 77210-4362
(713) 651-7000
Toll Free: (877) 363-EOGR
www.eogresources.com

Common Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: EOG
Common Stock Outstanding at December 31, 2007: 246,524,687

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
Toll Free: (877) 282-1168
Outside U.S.: (781) 575-2000
www.computershare.com
Hearing Impaired: TDD (800) 952-9245

2008 Annual Meeting of Stockholders

The 2008 Annual Meeting of Stockholders will be held at 3 p.m. CDT in the Dezavala Room of the Doubletree Hotel, 400 Dallas Street, Houston, Texas 77002 on Thursday, May 8, 2008. Information with respect to this meeting is contained in the Proxy Statement sent with this Annual Report to holders of record of EOG Common Stock. This Annual Report is not to be considered a part of the proxy soliciting material.

Certifications

In 2007, EOG's Chief Executive Officer (CEO) provided to the New York Stock Exchange (NYSE) the annual CEO certification regarding EOG's compliance with the NYSE's corporate governance listing standards. In addition, EOG's CEO and EOG's principal financial officer filed with the U.S. Securities and Exchange Commission (SEC) all required certifications in its reports for the fiscal year 2007.

Additional Information

Additional copies of this Annual Report (as well as copies of any of the exhibits to the Form 10-K included herein) are available upon request by calling (877) 363-EOGR; by writing the Corporate Secretary, at EOG Resources, Inc., 1111 Bagby, Sky Lobby 2, Houston, Texas 77002 or by visiting the EOG website at www.eogresources.com. Quarterly and annual earnings press release information and SEC filings also can be accessed through the website.

Financial analysts and investors who need additional information should visit the EOG website, www.eogresources.com, or contact Investor Relations at (713) 651-7000.



EOG RESOURCES, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 8, 2008

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2008 annual meeting of stockholders ("Annual Meeting") of EOG Resources, Inc. will be held in the Dezavala meeting room of the Doubletree Hotel at 400 Dallas Street, Houston, Texas, at 3:00 p.m., Houston time, on Thursday, May 8, 2008, for the following purposes:

1. To elect six directors to hold office until the 2009 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP, independent public accountants, as our auditors for the year ending December 31, 2008;

3. To approve the EOG Resources, Inc. 2008 Omnibus Equity Compensation Plan; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Holders of record of our Common Stock at the close of business on March 14, 2008 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments thereof.

Stockholders who do not expect to attend the Annual Meeting are encouraged to vote via the Internet, vote by phone or vote by returning a signed proxy card.

By Order of the Board of Directors,

MICHAEL P. DONALDSON
Corporate Secretary

Houston, Texas
April 4, 2008



EOG RESOURCES, INC.

PROXY STATEMENT

The enclosed form of proxy is solicited by the Board of Directors ("Board") of EOG Resources, Inc. ("EOG," "we," "us" or "our") to be used at our 2008 annual meeting of stockholders ("Annual Meeting") to be held in the Dezavala meeting room of the Doubletree Hotel at 400 Dallas Street, Houston, Texas, at 3:00 p.m., Houston time, on Thursday, May 8, 2008. This proxy statement and the accompanying form of proxy will be first sent or given to our stockholders on or about April 4, 2008.

Any stockholder giving a proxy may revoke it at any time provided written notice of the revocation is received by our Corporate Secretary before the proxy is voted; otherwise, if received prior to or at the Annual Meeting, properly completed proxies will be voted at the Annual Meeting in accordance with the instructions specified on the proxy or, if no such instructions are given, in accordance with the recommendations of the Board described herein. Stockholders attending the Annual Meeting may revoke their proxies and vote in person. If you would like to attend the Annual Meeting and vote in person, please contact EOG at (713) 651-7000 (Attention: Corporate Secretary) for directions to the Annual Meeting.

Our 2007 annual report to stockholders is being mailed with this proxy statement to all stockholders entitled to vote at the Annual Meeting. However, the annual report to stockholders does not constitute a part of, and shall not be deemed incorporated by reference into, this proxy statement or the accompanying proxy card.

In addition to solicitation by use of the mails, certain of our officers and employees may solicit the return of proxies personally or by telephone, electronic mail or facsimile. We have also retained a third-party proxy solicitation firm, Morrow & Co., LLC, to solicit proxies on behalf of the Board, and expect to pay such firm approximately $6,500 for their services. The cost of any solicitation of proxies will be borne by us.

Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of material to, and solicitation of proxies from, the beneficial owners of our Common Stock held of record by such persons. We will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with any such activities.

The mailing address of our principal executive offices is 1111 Bagby, Sky Lobby 2, Houston, Texas 77002.

Important Notice Regarding the Availability of Proxy Materials for the 2008 Annual Meeting of Stockholders To Be Held on May 8, 2008

Pursuant to the new Securities and Exchange Commission ("SEC") rules related to the Internet availability of proxy materials, we have chosen to make this proxy statement, the accompanying notice of annual meeting of stockholders and form of proxy and our 2007 annual report to stockholders available via the Internet at www.eogresources.com/investors/annreport.html and at www.proxyvote.com.

VOTING RIGHTS AND PRINCIPAL STOCKHOLDERS

Holders of record of our Common Stock at the close of business on March 14, 2008 ("Record Date") will be entitled to one vote per share on all matters presented at the Annual Meeting. On the Record Date, there were 247,996,094 shares of our Common Stock outstanding. We have no other voting securities currently outstanding.

Our stockholders do not have dissenters' rights or similar rights of appraisal with respect to the proposals described herein and, moreover, do not have cumulative voting rights with respect to the election of directors.

Stock Ownership of Certain Beneficial Owners

The following table and accompanying footnotes set forth certain information regarding the beneficial ownership of our Common Stock by each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) who we know, based on filings with the SEC, beneficially owned five percent (5%) or more of our Common Stock as of December 31, 2007.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class(a)
FMR LLC(b) 82 Devonshire Street Boston, MA 02109	29,571,172	12.0%
Davis Selected Advisers, L.P.(c) 2949 East Elvira Road, Suite 101 Tucson, AZ 85706	23,558,820	9.6%
Capital World Investors(d) 333 South Hope Street Los Angeles, CA 90071	15,745,000	6.4%
AXA Financial, Inc.(e) 1290 Avenue of the Americas New York, NY 10104	15,655,052	6.4%
Wellington Management Company, LLP(f) 75 State Street Boston, MA 02109	12,552,013	5.1%

(a) Based on 246,441,720 shares of our Common Stock outstanding as of December 31, 2007.

(b) Based on its Schedule 13G/A filed on February 14, 2008 with respect to its beneficial ownership of our Common Stock as of December 31, 2007, FMR LLC has sole voting power as to 958,725 shares and sole dispositive power as to 29,571,172 shares.

(c) Based on its Schedule 13G/A filed on February 12, 2008 with respect to its beneficial ownership of our Common Stock as of December 31, 2007, Davis Selected Advisers, L.P. has sole voting power with respect to 22,068,269 shares and sole dispositive power with respect to 23,558,820 shares.

(d) Based on its Schedule 13G filed on February 11, 2008 with respect to its beneficial ownership of our Common Stock as of December 31, 2007, Capital World Investors has sole voting power with respect to 2,365,000 shares and sole dispositive power with respect to 15,745,000 shares.

(e) Based on their Schedule 13G filed on February 14, 2008 with respect to its beneficial ownership of our Common Stock as of December 31, 2007, AXA Financial, Inc. and its affiliates have sole voting power as to 10,781,018 shares, shared voting power as to 1,157,487 shares and sole dispositive power as to 15,655,052 shares.

(f) Based on its Schedule 13G filed on February 14, 2008 with respect to its beneficial ownership of our Common Stock as of December 31, 2007, Wellington Management Company, LLP has shared voting power as to 7,162,435 shares and shared dispositive power as to 12,552,013 shares.

Stock Ownership of the Board and Management

The following table and accompanying footnotes set forth certain information regarding the ownership of our Common Stock by (i) each current director and director nominee of EOG, (ii) each "named executive officer" of EOG named in the "Summary Compensation Table" below and (iii) all current directors and executive officers of EOG as a group, in each case as of January 31, 2008.

Title of Class	Name	Shares Beneficially Owned(a)	Stock Options and Stock Appreciation Rights Exercisable by 3-31-08(b)	Restricted Stock Units and Phantom Shares(c)	Total Ownership(d)
EOG Resources, Inc.	George A. Alcorn	3,300	28,000	0	31,300
Common Stock	Charles R. Crisp	6,000	35,000	2,990	43,990
	Timothy K. Driggers	24,186	7,718	5,311	37,215
	Robert K. Garrison	57,306	89,697	24,018	171,021
	Barry Hunsaker, Jr.(e)	36,639	126,216	0	162,855
	Loren M. Leiker	168,615	178,614	29,878	377,107
	Mark G. Papa	566,715	1,052,083	255,330	1,874,128
	Edmund P. Segner, III(f)	83,440	0	35,265	118,705
	William D. Stevens(g)	1,600	21,000	0	22,600
	H. Leighton Steward	61,603	35,000	5,153	101,756
	Donald F. Textor	20,000	14,000	13,684	47,684
	Gary L. Thomas	205,863	398,614	75,036	679,513
	Frank G. Wisner	0	105,000	12,396	117,396
	All current directors and executive officers as a group (12 in number)	1,122,521	1,964,726	423,796	3,511,043

(a) Includes shares for which the person directly or indirectly has sole or shared voting or investment power, shares held under the EOG Resources, Inc. Savings Plan ("Savings Plan") for which the participant has sole voting and investment power and shares of restricted stock held under the EOG Resources, Inc. 1992 Stock Plan (as amended and restated, "1992 Stock Plan") for which the participant has sole voting power and no investment power until such shares vest in accordance with the provisions of the 1992 Stock Plan.

(b) The shares shown in this column, which are not reflected in the adjacent column entitled "Shares Beneficially Owned," consist of (a) the shares of our Common Stock that would be received upon the exercise of stock options held by the individuals shown that are exercisable on or before March 31, 2008; and (b) the shares of our Common Stock that would be received upon the exercise of stock-settled stock appreciation rights ("SARs") held by the individuals shown that are exercisable on or before March 31, 2008, based on, for purposes of this table, the closing price of our Common Stock on the New York Stock Exchange ("NYSE") of $87.33 per share on January 31, 2008, net of a number of shares equal to the estimated taxes payable with respect to such exercise (which shares would be deemed forfeited in satisfaction of such taxes). The shares shown in this column are "beneficially owned" under Rule 13d-3 under the Exchange Act.

(c) Includes restricted stock units held under the 1992 Stock Plan for which the participant has no voting or investment power until such units vest and are released as shares of our Common Stock in accordance with the provisions of the 1992 Stock Plan. Also includes phantom shares held in the individual's phantom stock account under the EOG Resources, Inc. 1996 Deferral Plan ("1996 Deferral Plan") for which the individual has no voting or investment power until such phantom shares are released as shares of our Common Stock in accordance with the provisions of the 1996 Deferral Plan and the individual's deferral election. Because such units and shares will not vest on or before March 31, 2008, the units and shares shown in this column are not "beneficially owned" under Rule 13d-3 under the Exchange Act.

(d) None of our current or former directors or executive officers shown owned, beneficially or otherwise, as of January 31, 2008, more than 1% of the shares of our Common Stock outstanding as of January 31, 2008. Based on 246,784,796 shares of our Common Stock outstanding as of January 31, 2008, our current directors and executive officers as a group (12 in number) beneficially owned approximately 1.2% of the shares of our Common Stock outstanding as of January 31, 2008 and had total ownership of approximately 1.4% of the shares of our Common Stock outstanding as of January 31, 2008.

(e) Mr. Hunsaker retired from EOG effective April 30, 2007. For further information, see "Potential Payments Upon Termination of Employment or Change of Control" below.

(f) Effective June 30, 2007, Mr. Segner resigned from the Board and ceased being our principal financial officer; Mr. Segner is transitioning into retirement, which will become effective November 30, 2008, and currently serves as a Vice President of EOG.

(g) Mr. Stevens will retire from the Board at the end of his current term, which will expire in conjunction with the Annual Meeting, and will therefore not stand for re-election as a director at the Annual Meeting.

CORPORATE GOVERNANCE

Board of Directors

Director Independence

The Board has affirmatively determined that six of our seven current directors, namely Messrs. Alcorn, Crisp, Stevens, Steward, Textor and Wisner, have no material relationship with EOG and thus meet the criteria for independence of the NYSE, the SEC and Article III, Section 14 of our bylaws, which are available on our website at www.eogresources.com/about/corpgov.html.

In assessing director independence, the Board considered, among other matters, the nature and extent of any business relationships, including transactions conducted, between EOG and each director and between EOG and any organization for which one of our directors is a director or executive officer or with which one of our directors is otherwise affiliated. Except with respect to Mr. Papa, the Board determined that all such relationships and transactions that it considered were not material relationships or transactions with EOG and did not impair the independence of our directors. The Board affirmatively determined that Mr. Papa is not independent because he is our Chairman and Chief Executive Officer.

Meetings

The Board held seven meetings during the year ended December 31, 2007 (including a joint meeting of the Board and the Compensation, Corporate Governance and Nominating Committees of the Board and a joint meeting of the Board and the Compensation Committee of the Board).

Each director attended at least 75% of the total number of meetings of the Board and Board committees on which the director served. We encourage each director to attend our annual meeting of stockholders. Each director attended our 2007 annual meeting of stockholders.

Executive Sessions of Non-Management Directors

Our non-management directors (Messrs. Alcorn, Crisp, Stevens, Steward, Textor and Wisner) held four executive sessions during the year ended December 31, 2007. Mr. Stevens was appointed by the non-management directors as the presiding director for these sessions, and Mr. Alcorn has been appointed by the non-management directors as the presiding director for executive sessions in 2008.

On March 3, 2008, Mr. Stevens notified the Nominating Committee of the Board that he will retire from the Board at the end of his current term, which will expire in conjunction with the Annual Meeting, and will therefore not stand for re-election as a director at the Annual Meeting. Mr. Segner resigned from the Board effective June 30, 2007.

Committees of the Board

Each committee of the Board identified below has a charter that is available on our website at www.eogresources.com/about/corpgov.html. Copies of the committee charters are also available upon written request to our Corporate Secretary.

Nominating Committee

The Nominating Committee, which is composed exclusively of independent directors, is responsible for proposing qualified candidates to fill vacancies on the Board without regard to race, sex, age, religion or physical disability. While there are no specific minimum requirements that the Nominating Committee believes must be met by a prospective director nominee, the Nominating Committee does believe that nominees for director should possess personal and professional integrity, have good business judgment, have relevant experience and skills and be willing and able to commit the necessary time for Board and committee service.

Our Corporate Governance Guidelines, which are available at www.eogresources.com/about/corpgov.html, set forth the following minimum requirements for directors:

- no director shall be eligible to stand for re-election after having attained the age of 74, unless approved by the Board;
- at least three-fifths of our directors must meet the criteria for independence required by the NYSE and our bylaws; and
- no director may serve on more than three other public company boards.

The Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. As an alternative to term limits for directors, the Nominating Committee reviews each director's continuation on the Board every three years. The Nominating Committee also regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In addition, the Nominating Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating Committee through current Board members, professional search firms, stockholders or other persons. These candidates may be evaluated at regular or special meetings of the Nominating Committee and may be considered at any point during the year. In evaluating nominees, the Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

In addition, the Nominating Committee will consider nominees recommended by stockholders in accordance with the procedures outlined under "Stockholder Proposals and Director Nominations — Nominations for 2009 Annual Meeting of Stockholders and for Any Special Meetings of Stockholders" below. The Nominating Committee will evaluate such nominees according to the same criteria, and in the same manner, as any other director nominee.

The Nominating Committee met three times during the year ended December 31, 2007 (including a joint meeting of the Board and the Compensation, Corporate Governance and Nominating Committees), and is currently composed of Messrs. Crisp (Chairman), Alcorn, Stevens, Steward, Textor and Wisner.

Audit Committee

The Audit Committee, which is composed exclusively of independent directors, has been established by the Board to oversee our accounting and financial reporting processes and the audits of our financial statements.

The Board has selected the members of the Audit Committee based on the Board's determination that the members are financially literate (as required by NYSE rules) and qualified to monitor the performance of management and the independent auditors and to monitor our disclosures so that our disclosures fairly present our financial condition and results of operations. The Audit Committee has the sole authority, at its discretion and at our expense, to retain, compensate and terminate our independent auditors and to review, as deemed appropriate, the scope of our annual audits, our accounting policies and reporting practices, our system of internal controls, our compliance with policies regarding business conduct and other matters. In addition, the Audit Committee has the authority, at its discretion and our expense, to retain special legal, accounting or other advisors to advise the Audit Committee.

While the Board has determined that one member of the Audit Committee (Mr. Textor, the Chairman) has accounting or related financial management expertise (as required by NYSE rules), we currently do not have an "audit committee financial expert" (as defined under SEC rules) serving on the Audit Committee. The Board believes that the composition of the Audit Committee is equivalent to having an audit committee financial expert on the Audit Committee. Moreover, the Board believes it is desirable to nominate as a director a person who would qualify as an audit committee financial expert, but only if that person also has the other experience, attributes and qualifications that we are then seeking for new members of the Board. Accordingly, the Nominating Committee has been directed to include in the information that it seeks from potential nominees to the Board whether that person has the knowledge, background and experience to qualify as an audit committee financial expert and to consider such qualifications when proposing nominees for the Board.

The Audit Committee met six times during the year ended December 31, 2007, and is currently composed of Messrs. Textor (Chairman), Alcorn, Crisp, Stevens, Steward and Wisner.

Compensation Committee

The Compensation Committee, which is composed exclusively of independent directors, is responsible for the administration of our stock plans and approval of compensation arrangements for our directors and executive officers. Please refer to "Executive Compensation — Compensation Discussion and Analysis — Compensation Committee Process" below for a discussion of the Compensation Committee's procedures and processes for making executive and director compensation determinations.

The Compensation Committee met six times during the year ended December 31, 2007 (including a joint meeting of the Board and the Compensation, Corporate Governance and Nominating Committees and a joint meeting of the Board and the Compensation Committee), and is currently composed of Messrs. Alcorn (Chairman), Crisp, Stevens, Steward, Textor and Wisner.

Corporate Governance Committee

The Corporate Governance Committee, which is composed exclusively of independent directors, is responsible for developing and recommending appropriate corporate governance principles and for oversight of the self-evaluation of the Board.

The Corporate Governance Committee met two times during the year ended December 31, 2007 (including a joint meeting of the Board and the Compensation, Corporate Governance and Nominating Committees), and is currently composed of Messrs. Wisner (Chairman), Alcorn, Crisp, Stevens, Steward and Textor.

Stockholder Communications with the Board

Pursuant to the process adopted by the Board, our stockholders may communicate with members of the Board by submitting such communications in writing to our Corporate Secretary, who, upon receipt of any communication other than one that is clearly marked "Confidential," will note the date the communication was received in a log established for that purpose, open the communication, make a copy of it for our files and promptly forward the communication to the director(s) to whom it is addressed. Upon receipt of any communication that is clearly marked "Confidential," our Corporate Secretary will not open the communication, but will note the date the communication was received in a log established for that purpose and will promptly forward the communication to the director(s) to whom it is addressed. Further information regarding this process can be found on our website at www.eogresources.com/about/corpgov.html.

Interested parties can communicate directly with the presiding director for the executive sessions of the non-management directors, or the non-management directors as a group, using the same procedure outlined above for general stockholder communications with the Board, except any such communication should be addressed to the presiding director or to the non-management directors as a group, as appropriate.

Codes of Conduct and Ethics and Corporate Governance Guidelines

Pursuant to NYSE and SEC rules, we have adopted a Code of Business Conduct and Ethics ("Code of Conduct") that applies to all of our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. We have also adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that, along with our Code of Conduct, applies to our principal executive officer, principal financial and accounting officer and controllers.

You can access our Code of Conduct and Code of Ethics on our website at www.eogresources.com/about/corpgov.html, and any stockholder who so requests may obtain a copy of our Code of Conduct or Code of Ethics by submitting a written request to our Corporate Secretary. We intend to disclose any amendments to our Code of Conduct, and any waivers with respect to our Code of Conduct granted to our principal executive officer and principal financial and accounting officer, on our website at *www.eogresources.com within four business days* of the amendment or waiver. In such case, the disclosure regarding the amendment or waiver will remain available on our website for at least 12 months after the initial disclosure. We also intend to disclose any amendments to our Code of Ethics, and any waivers granted with respect to our Code of Ethics, on our website.

Moreover, we have adopted, pursuant to NYSE rules, Corporate Governance Guidelines, which may be accessed on our website at www.eogresources.com/about/corpgov.html. Any stockholder who so requests may obtain a copy of our Corporate Governance Guidelines by submitting a written request to our Corporate Secretary.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2007, none of our executive officers served as a director or member of the compensation committee of another entity where an executive officer of such entity served as a director of EOG or on our Board's Compensation Committee.

REPORT OF THE AUDIT COMMITTEE

In connection with our fiscal year 2007 audited financial statements, the Audit Committee (1) reviewed and discussed the audited financial statements with management; (2) discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114, as adopted by the Public Company Accounting Oversight Board ("PCAOB"); (3) received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as adopted by the PCAOB; (4) discussed with the independent auditors the independent auditors' independence; and (5) considered whether the provision of non-audit services by our principal auditors is compatible with maintaining auditor independence.

Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that our audited financial statements for fiscal year 2007 be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Donald F. Textor, Chairman
George A. Alcorn
Charles R. Crisp
William D. Stevens
H. Leighton Steward
Frank G. Wisner

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K promulgated under the Securities Exchange Act of 1934 (as amended). Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement relating to the 2008 Annual Meeting of Stockholders.

COMPENSATION COMMITTEE

George A. Alcorn, Chairman
Charles R. Crisp
William D. Stevens
H. Leighton Steward
Donald F. Textor
Frank G. Wisner

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee

Compensation for our executive officers is administered by the Compensation Committee of the Board ("Committee"). The Committee is an independent committee of the Board currently composed of our six non-employee directors. All of these individuals meet the independence requirements of the NYSE and our bylaws, qualify as "Non-Employee Directors" under Rule 16b-3 of the Exchange Act and qualify as "outside directors" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code"). The Committee is responsible for reviewing and establishing the compensation, including salary, bonus and long-term incentive compensation, of our Chief Executive Officer ("CEO") and all of our other executive officers and the annual bonus pool and annual long-term incentive compensation pool for all of our employees.

The Committee has the sole authority to retain compensation consultants and any legal, accounting or other advisors it deems appropriate. It has been the Committee's practice not to use a compensation consultant and none was used in reviewing and determining our executive compensation for 2007. As discussed in further detail below, the Committee reviews data regarding the compensation programs of EOG's peer companies to ensure that EOG's compensation program remains competitive in the oil and gas industry. Also as discussed in further detail below, the peer group data is compiled by our Human Resources Department from publicly available information, and the Committee reviews and discusses this data prior to making compensation decisions.

In this Compensation Discussion and Analysis section, "Named Officers" means the individuals who served as our principal executive officer or principal financial officer during 2007, as well as the other individuals included in the "Summary Compensation Table" below.

Compensation Committee Process

Each component of EOG's compensation program is reviewed by the Committee on an annual basis. Based on its analysis of the peer group compensation data, the Committee determines the compensation of our CEO during an executive session of the Committee, at which our CEO is not present. Our CEO, who also reviews the peer group data, makes recommendations to the Committee regarding the compensation of the other Named Officers, which the Committee may, at its discretion, discuss in executive session. However, the final determination as to the compensation of the other Named Officers is made solely by the Committee. During each fiscal year, the Committee periodically reviews our compensation program and determines whether it continues to promote the compensation goals of EOG, which goals include remaining competitive in our industry so that we are able to retain and incentivize our executive officers. The Committee did not make any material changes to the components of our compensation program for fiscal year 2007 and does not anticipate the need for any such changes for fiscal year 2008.

The Committee typically holds at least one meeting each fiscal quarter. At its meeting held in the first quarter, the Committee reviews and discusses our performance report regarding certain pre-determined, company-wide financial and operational goals with respect to the prior year, evaluates achievement of the individual performance goals set for our CEO and the other Named Officers, approves the aggregate annual bonus pool for all employees and sets performance goals to be considered in determining Named Officer bonuses for the next year. The annual bonus payout approved by the Committee is an overall bonus pool, consisting of cash and restricted stock/restricted stock units, out of which all employee bonuses for the prior fiscal year are paid. The bonuses awarded to EOG's executive officers, including our CEO and the other Named Officers, are paid from this pool as well. Once the overall bonus pool is determined, the Committee meets with our CEO to evaluate and review the bonus payouts with respect to the other executive officers, including the other Named Officers, as recommended by our CEO. The Committee then commences an executive session, at which our CEO is not present, to determine the bonus payout to our CEO.

At its meeting held in the second quarter, the Committee reviews and recommends any changes to non-employee director compensation. At its third quarter meeting, the Committee reviews the peer group compensation data compiled by our Human Resources Department and reviews and approves salary increases and annual stock option/stock appreciation right ("SAR") and/or restricted stock/restricted stock unit grants for all executive officers, including our CEO and the other Named Officers, and the annual stock option/SAR and restricted stock/restricted stock unit grant pool for all of our other employees. The fourth quarter meeting typically addresses administrative matters unrelated to executive compensation.

In addition, throughout the year, as necessary, the Committee reviews and approves amendments to our stock plans and benefit plans; reviews and approves employment, change of control and severance agreements; reviews and revises stock grant vesting and termination provisions; reviews and revises the amount available for grant under our CEO's discretionary pool of stock options/SARs and discretionary pool of restricted stock/restricted stock units; and takes any other action it deems necessary or appropriate.

Objectives of Our Compensation Program

Our executive compensation program is designed to attract and retain a highly qualified and motivated management team and appropriately reward individual executive officers for their contributions to the achievement of EOG's key short-term and long-term goals. The Committee is guided by the following key principles in determining the compensation of our CEO and other Named Officers:

- *Competition Among Peers.* The Committee believes that our compensation program should reflect the competitive recruiting and retention conditions in the oil and gas industry, so we can attract, motivate and retain top industry talent.
- *Accountability for Our Performance.* The Committee also believes that our compensation program should be tied in part to our financial and operational performance, so that our executive officers are held accountable through their compensation for the performance of EOG based on our achievement of certain pre-determined financial and operational goals.
- *Accountability for Individual Performance.* In addition, the Committee believes that our compensation program should be tied in part to the executive officer's achievement of his individual performance goals, to encourage and promote individual contributions to EOG's overall performance.
- *Alignment with Stockholder Interests.* Moreover, the Committee believes that our compensation program should be tied in part to our stock price performance through the grant of stock options/SARs and restricted stock/restricted stock units, to align our executive officers' interests with those of our stockholders.

A more detailed discussion of each element of our compensation program is provided below.

Competition Among Peers

In order to attract and retain talented executive officers, we must ensure that our compensation program remains competitive with the types and ranges of compensation paid by our peer companies and other companies that we regard as having analogous lines of business and similar executive compensation opportunities and risks. On an annual basis, the Committee reviews and discusses peer group compensation data setting forth the base salary, annual non-equity incentive payments, long-term incentive awards, perquisites and other compensation and benefits for our CEO and our other Named Officers as compared to our peer companies based on current, publicly available data compiled by our Human Resources Department.

The Committee recognizes a peer group composed of (i) companies primarily included in the Standard & Poor's 500 Oil & Gas Exploration & Production Index ("S&P Peer Group") that have lines of business and market activities similar to those of EOG and (ii) companies not included in the S&P Peer Group but that are also considered to be our "peers" due to their similar lines of business and market capitalization. EOG's peer group changes from time to time as a result of fluctuation in company size, developments in the oil and gas industry and other factors. For 2007, the companies in our peer group consisted of:

- Anadarko Petroleum Corporation*
- Apache Corporation*
- Chesapeake Energy Corporation*
- Devon Energy Corporation*
- Murphy Oil Corporation
- Newfield Exploration Company
- Noble Energy Inc.*
- Pioneer Natural Resources Company
- Pogo Producing Company**
- XTO Energy Inc.*

* In the S&P Peer Group

** Acquired by Plains Exploration & Production Company in November 2007

When we refer to "peers," "peer group" or "peer companies" or similar phrases in this proxy statement, we are referring to this list of companies, as it may be updated from time to time.

The Committee supports a practice of paying base salaries that approximate the average of our peer group, taking into consideration our market capitalization relative to our peer companies, and annual non-equity incentive payments and long-term incentives which may deliver above-average compensation if our financial results and/or stockholder returns exceed those of our peer companies.

In establishing the compensation of our CEO and other Named Officers, the Committee reviews and considers the allocation of total compensation (among salary, annual bonus and equity compensation components, including the total theoretical compensation value and actual realized stock option gains) of our peer companies. The Committee then makes a subjective determination as to the appropriate allocation of total compensation among the various components in order to remain competitive in our industry with respect to the recruiting and retention of executive officers. Generally, our total compensation package is more heavily weighted toward long-term compensation than our peer companies since the Committee places significant value on the retention of our executive officers over time.

Accountability for Our Performance and Accountability for Individual Performance

As further described below, all EOG employees, including our CEO and our other Named Officers, are eligible to receive annual bonuses, payable in a combination of cash and restricted stock/restricted stock units. To achieve the goal of tying compensation to accountability for our performance, the Committee considers EOG's achievement of certain pre-determined financial and operational goals as well as each executive officer's achievement of individual performance goals in awarding annual bonuses.

This analysis is conducted on two levels. First, EOG's performance is measured on a purely objective basis. In 2001, our stockholders, in connection with their approval of our Executive Officer Annual Bonus Plan, established and approved the performance goal that "Net Income Available to Common," excluding nonrecurring or extraordinary items and as reported in our year-end earnings release ("Net Income Available to Common Stockholders"), must be positive to permit distribution of bonuses under our Executive Officer Annual Bonus Plan. If the Net Income Available to Common Stockholders goal is not met, no bonuses will be paid to our executive officers.

If the Net Income Available to Common Stockholders goal is met, the Committee will then consider EOG's achievement of certain pre-determined financial and operational goals. These additional performance goals are evaluated in a subjective manner. The Committee and our CEO develop these goals in connection with the formation of a company-wide annual operating plan at the beginning of each fiscal year. For 2007, these performance goals included: (a) our after-tax rate of return with respect to our capital expenditure program[1], (b) our production volume growth, (c) our reserve replacement ratio and reserve replacement costs, (d) our year-end net debt-to-total capitalization ratio[2], (e) our forward cash flow per share multiple and actual stock price performance relative to our peer companies, (f) certain per-unit cost measures and (g) specific strategic and operational goals for certain of our divisions and departments.

Though management strives to accomplish all company performance goals annually, the after-tax rate of return and production volume growth goals are emphasized by the Committee and our CEO as the most important of these goals. The Committee has considered, and may again in the future consider, other factors, such as commodity prices and their effect on the achievement of the performance goals, and any other notable accomplishments by EOG in determining whether EOG adequately met its performance goals for the year. Additionally, the Committee may deem overachievement in some areas to outweigh underachievement in others. However, there is no specific numerical weighting assigned to each performance goal. As noted above, the only performance goal that is outside of the Committee's subjective discretion is that Net Income Available to Common Stockholders must be positive. This goal was accomplished for 2007.

The specific performance goals, in addition to the Net Income Available to Common Stockholders goal, established for 2007 were:

- achievement of an after-tax rate of return with respect to capital expenditures[1] of 15%;
- achievement of a 10% production volume growth target;
- achievement of a 200% total company reserve replacement ratio;
- maintenance of a year-end net debt-to-total capitalization ratio[2] of 14% or less;
- maintenance of a premium forward cash flow per share multiple relative to our peer companies and achievement of top quartile absolute stock price performance relative to peer companies;

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[1] The calculation of our after-tax rate of return with respect to our capital expenditure program for a particular year is based on the estimated proved reserves ("net" to EOG's interest) for all wells drilled or acquired during such year, the estimated present value of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct and indirect net costs incurred in drilling or acquiring (as the case may be) such wells. As such, our after-tax rate of return with respect to our capital expenditures for a particular year cannot be calculated from our audited financial statements for such year.

[2] For purposes of computing this ratio, "net debt" is equal to our aggregate long-term debt (including any current portion of long-term debt) less our cash and cash equivalents, and "total capitalization" is equal to our total stockholders' equity plus net debt.

- achievement of unit cost targets relative to depreciation, depletion and amortization ("DD&A") expense ($1.63/Mcfe[3]), lease operating expenses ("LOE") ($0.94/Mcfe), general and administrative expenses ($0.30/Mcfe) and net interest expense ($0.05/Mcfe); and
- achievement of other strategic and operational goals specific to certain divisions and departments of EOG, each of which the Committee believed, at the time the goals were set, would be challenging, but which were reasonably achievable with significant effort and skill.

At the Committee's meeting in the first quarter of 2008, our 2008 performance goals were set, which are similar to those established for 2007. If EOG produces a positive Net Income Available to Common Stockholders and EOG's overall achievement of these additional goals satisfies the Committee's subjective evaluation, then all employees may receive bonus compensation. As noted above, the evaluation of these performance goals for each fiscal year occurs at the first meeting of the Committee held in the subsequent fiscal year.

Also at the Committee's meeting in the first quarter of 2008, the achievement of our 2007 goals was evaluated. The Committee determined that we surpassed our after-tax rate of return and production volume growth goals, achieving an after-tax rate of return with respect to our capital expenditures in excess of the target of 15% and achieving 10.8% production volume growth versus the target of 10%. The Committee also determined that we slightly missed certain of our per-unit cost targets. Moreover, while the Committee determined that we did not achieve the desired stock price performance relative to our peer group, the Committee recognized that we achieved the goal of maintaining our status as one of the top three companies in our peer group with respect to forward cash flow per share multiple and recognized that the 43.4% increase in our stock price during 2007 was significant. In addition, the Committee determined that although we did not accomplish one of our strategic divisional goals, we did achieve analogous results from the successful conclusion of another project within the same division. The Committee also determined that our other performance goals for 2007 were achieved. These determinations of the Committee were applied to all compensation components subject to the 2007 goals.

The Committee further considers individual contributions to our achievement of the goals identified above in allocating the bonus pool among individual executive officers. The Committee believes it is important to recognize and reward significant personal efforts that benefit EOG. As a result, salaries and bonus awards to a particular executive officer may fluctuate relative to the executive officer's peers from year to year.

In addition to extraordinary individual contributions, the Committee annually evaluates the individual performance of the executive officers in their particular roles within EOG. At the beginning of each fiscal year, each executive officer, other than our CEO, meets with our CEO to discuss and identify individual performance goals for the upcoming year. Our CEO will present his evaluation of the level of achievement of these goals to the Committee the following year. In addition, our CEO gives each executive officer mid-year performance feedback and conducts a formal performance review at the end of each year. The Committee places significant emphasis on our CEO's evaluation of the other executive officers in making compensation decisions regarding the other executive officers, particularly in awarding annual bonuses.

The individual goals for executive officers are generally specific to their functional areas within EOG. As executive officers become more senior, however, some of their individual goals tend to reflect the overall company performance goals to a greater degree. The 2007 individual performance goals for Mr. Thomas, our Senior Executive Vice President, Operations, included achievement of the 10% production volume growth, 15% after-tax rate of return on capital expenditures, DD&A expense and LOE targets included in our performance goals described above, managing and maintaining our 2007 capital expenditures within our 2007 capital expenditure budget and the pursuit and procurement of progressive technology to assist in our business activities. For 2007, the individual performance goals for Mr. Leiker, our Senior Executive Vice President, Exploration, included achievement of the 15% after-tax rate of return on capital expenditures target included in our performance goals described above, managing and maintaining our 2007 capital expenditures within our 2007 capital expenditure budget and the accomplishment of various managerial and operational tasks. The individual performance goals for 2007 for Mr. Garrison, our Executive Vice President, Exploration, included maintaining division prospect inventory and production volumes, providing mentoring to division general managers, resolving division-specific operational

[3] Million cubic feet equivalent of natural gas, crude oil, natural gas liquids and condensate.

issues and providing assistance to Mr. Leiker in evaluating exploration opportunities. The 2007 individual performance goals for Mr. Driggers, our Vice President and Chief Financial Officer, included striving for efficient control processes, implementing new financial technology and systems, continuing to provide necessary information and support to our Audit Committee and the accomplishment of various managerial tasks. The 2008 individual goals for the Named Officers have been established and are similar to the 2007 goals for our Named Officers.

At the Committee's meeting in the first quarter of 2008, Mr. Papa, our CEO, noted the specific contributions of Messrs. Thomas, Leiker, Garrison and Driggers to the achievement of EOG's overall company performance goals for 2007. Mr. Papa also discussed the individual performance goals of Messrs. Thomas, Leiker, Garrison and Driggers for 2007, and provided the Committee with his assessment of the achievement of such goals. The Committee and Mr. Papa determined that Messrs. Thomas, Leiker, Garrison and Driggers had met or exceeded their individual performance goals for 2007.

The Committee considers the achievement of EOG's overall company performance goals for a given year to be the individual performance goals of our CEO for such year. For 2007, the Committee determined that Mr. Papa's individual contribution to the achievement of EOG's 2007 overall company performance goals was significant, and that Mr. Papa therefore substantially satisfied his individual performance goals. At Mr. Papa's request, the Committee has not raised Mr. Papa's base salary since 2004 in order to prevent his base salary from becoming further disproportionate in comparison to the rest of our employees. To reward Mr. Papa for his individual contributions to EOG's performance, in lieu of salary raises and to further incentivize and retain Mr. Papa, the Committee may provide for greater bonus awards and equity-based compensation grants to Mr. Papa.

Alignment with Stockholder Interests

The Committee also believes that it is in the best interests of our stockholders for all of our executive officers to maintain a certain level of ownership in EOG. Therefore, stock ownership guidelines have been established ranging from one times base salary for Vice Presidents to up to five times base salary for our CEO. Each currently employed Named Officer currently satisfies the guidelines. We have no policies in place for hedging the economic risks of stock ownership under these guidelines.

Compensation Program Design

The Committee believes that appropriately balanced compensation components contribute to our success and that the best compensation philosophy is to put a substantial portion of the total compensation package at risk, tying it to both our financial and operational results and the performance of our Common Stock. The mix of stock options/SARs and restricted stock/restricted stock units in each executive officer's compensation package is evaluated annually and will vary from time to time, as the Committee deems necessary to achieve a balance between incentive compensation, through stock options/SARs, and retention-directed compensation, through restricted stock/restricted stock units.

Restricted stock/restricted stock unit grants generally vest five years after the grant date, requiring the individual receiving the grant to remain with EOG for five years in order to receive any value from this component of their compensation. If the Committee determines that an executive officer does not have an unvested value in restricted stock/restricted stock units sufficient to provide an incentive to remain at EOG, and if the Committee has determined that the individual should receive additional equity-based compensation, then the Committee will typically grant more compensation in restricted stock/restricted stock units than in stock options/SARs.

Additionally, the Committee uses post-termination compensation and benefits as a major component of the compensation packages for our Named Officers to reward each executive officer for his service to EOG on a long-term basis, to be competitive among peer companies from a recruiting and retention standpoint and to shift the focus of each executive officer to day-to-day operations of EOG rather than job security concerns.

Consistent with the objectives described above, the compensation package of our CEO and the other Named Officers consists of the following elements:

- *Base Salary*
- *Bonus — Cash (Non-Equity Incentive) and Restricted Stock/Restricted Stock Units (Equity Incentive)*

- *Stock Options/SARs*
- *Restricted Stock/Restricted Stock Units*
- *Post-Termination Compensation and Benefits*
- *Other Compensation and Benefits*

A more detailed discussion of each element of our compensation program is provided below. The Committee does not use any formulas to determine the amount of each element to be paid. Rather, each element of our compensation program is reviewed individually relative to the objectives of that element. In addition, the Committee reviews the aggregate of base salary and non-equity incentives and compares such amounts to that of our peer companies.

The Committee also compares each Named Officer's total realized compensation annually, including stock option/SAR gains relative to three-year stockholder returns, to that of similarly positioned executive officers at our peer companies to confirm that the size of the annual stock option/SAR and restricted stock/restricted stock unit grants is appropriate. Moreover, depending upon availability of up-to-date publications, the Committee also considers published market analyses and rankings, such as Forbes' 2007 rankings of CEO performance-versus-pay, in connection with its analysis of our CEO's compensation package to aid in determining if his compensation package is delivering rewards commensurate with our stock performance. In 2007, the only published market analysis considered by the Committee in addition to the peer group data compiled by our Human Resources Department was Forbes' 2007 rankings of CEO performance-versus-pay.

We currently do not have any policies in place regarding the adjustment or recovery of compensation payments or awards in the event that we are required to restate our financial statements. We believe that our accounting practices are conservative and, moreover, we have not been required to restate our financial statements at any time since becoming an independent company in 1999. Thus, the Committee has not deemed any adjustment or recovery policies to be necessary.

Further, we currently do not have any policies in place regarding the adjustment of compensation payments or awards due to amounts potentially realizable from such awards. The Committee follows the philosophy that stock options/SARs, for example, are granted with an incentive purpose, as compared to the retention purpose of restricted stock/restricted stock units. The Committee will, however, consider the amount and value of unvested restricted stock/restricted stock units, as further detailed below, in deciding whether to award restricted stock/ restricted stock units instead of stock options/SARs as the equity portion of an employee's compensation package.

The Committee emphasizes the retention incentives provided by restricted stock/restricted stock unit awards when evaluating our compensation program, and our compensation program is weighted in favor of long-term compensation over currently paid compensation for this reason.

In general, the compensation program used with respect to the Named Officers corresponds to that used with respect to other employees of EOG. The majority of EOG's employees are eligible for annual bonuses and annual equity grants as well as most of the benefits available to the Named Officers described under "Other Compensation and Benefits" below. Our CEO's compensation package, however, is more substantial than that of most employees, including the other Named Officers. The Committee determined that this difference was acceptable based on its comparison of the compensation packages awarded to the CEOs of EOG's peer companies. At his request, the Committee has not raised Mr. Papa's base salary in four years. Instead, the Committee has adjusted Mr. Papa's compensation by allocating a significant portion of his compensation to equity awards that vest over time, which provide additional retention incentives. As a result, Mr. Papa has received more restricted stock units than the other Named Officers.

Elements of Our Compensation Program

The following discussion describes the elements of our compensation program and explains why we choose to pay each element and how we determine the amount to be paid. Except as described above with respect to grants of stock options/SARs and restricted stock/restricted stock units, decisions regarding an increase or other adjustment of a particular element will not affect decisions regarding the other elements. The Committee views each element of our compensation program as independent, since each element was selected for a specific purpose.

Base Salary

- *Purpose:* Base salary is used to attract talented individuals and to reward individual performance.
- *How amount is determined:*
  - Each Named Officer, other than Mr. Driggers and Mr. Garrison, has entered into an employment agreement with EOG that provides for a minimum base salary during the term of the agreement. The terms of each Named Officer's employment agreement are described under "Employment Agreements" below.
  - The amount of base salary that is paid above the specified minimum is determined by the Committee based upon a review of the salaries of comparable executive officers of our peer companies (adjusted for market capitalization).
  - Moreover, the base salaries of the Named Officers are adjusted from time to time to account for fluctuations in the average base salaries (adjusted for market capitalization) of comparable executive officers of our peer companies, to help ensure retention and to reward individual performance and contributions.

The following table presents the adjustments to the base salary of each of our currently employed Named Officers, other than Mr. Segner who is transitioning into retirement, granted by the Committee at its third quarter 2007 meeting.

2007 Salary Adjustments

Name	Previous Base Salary ($)	Base Salary Effective September 1, 2007 ($)	Percent Increase (%)
Mark G. Papa(a)	$940,000	$940,000	0%
Loren M. Leiker(b)	$510,000	$543,000	6.5%
Gary L. Thomas(b)	$510,000	$543,000	6.5%
Robert K. Garrison(c)	$305,000	$325,000	6.6%
Timothy K. Driggers(d)	$310,000	$310,000	0%

(a) Mr. Papa's base salary has not been increased since 2004.

(b) The Committee determined that Mr. Leiker and Mr. Thomas were doing an excellent job of running the day-to-day operations of EOG. The identified salary increases were granted to reward Mr. Leiker and Mr. Thomas for their outstanding performance.

(c) The Committee determined that Mr. Garrison was contributing to the efforts of Mr. Thomas and Mr. Leiker and was performing well in his new position of Executive Vice President, Exploration.

(d) Mr. Driggers received a 31.9% increase in base salary in July 2007 in connection with his promotion to Vice President and Chief Financial Officer.

Bonus — Cash (Non-Equity Incentive)

- *Purpose:* Annual bonuses are paid to reward each individual's contribution to the achievement of our financial and operational goals. Subject to the Committee's discretion, eighty percent (80%) of each annual bonus award that is equal to or greater than $5,000 is typically paid in cash and the remaining twenty percent (20%) is typically paid in restricted stock or, if the employee will reach age 62 (our normal retirement age) prior to the vesting of the restricted stock, restricted stock units. The bonus payout is allocated in this manner to provide an incentive to all employees, including the Named Officers, to remain at EOG, to place additional emphasis on our long-term strategy and to increase our focus on improving stockholder value.

- *How amount is determined:*
  - A bonus target, which is payable in a combination of cash and equity and ranges from 60% to 100% of base salary, is set for each Named Officer, either in such executive officer's employment agreement or by the Committee, as applicable, as detailed in the table below. The Committee may award bonuses above target levels to reward above-average company performance, to maintain a competitive position among our peer companies from a recruiting and retention viewpoint and to reward individual performance and contributions. Alternatively, if company or individual performance is poor, the Committee may, in its discretion, award bonuses below target levels or not award bonuses at all. Achievement by EOG above or below target levels generally affects all employees' bonuses.
  - For 2007, the overall bonus pool, out of which all employee bonus awards are made, was 150% of target, based on overall company performance. Individual bonuses and payout levels are then determined and paid out of the pool, as described under "Compensation Committee Process" above. Please note that the bonus targets identified in the table below reflect amounts payable in a combination of cash and equity. The Committee awarded annual bonuses totaling $5,138,107 to our currently employed Named Officers (other than Mr. Segner, who is transitioning into retirement) for 2007, which includes a premium applied to the equity component of the bonuses as further detailed in the table below.

2007 Performance Bonus Awards and Opportunities

Name	Current Salary ($)	Bonus Target (% of Salary)	Cash Component of Bonus ($)	Cash Component of Bonus (% of Salary)	Equity Component of Bonus ($)	Equity Component of Bonus Premium Applied	Equity Component of Bonus After-Premium Value ($)(a)	Total Bonus Value ($)	Total Bonus Value (% of Salary)
Mark G. Papa	$940,000	100%	$1,500,000	160%	$500,000	1.0	$499,920	$1,999,920	213%
Loren M. Leiker	$543,000	90%	$ 640,000	118%	$160,000	3.0	$480,006	$1,120,006	206%
Gary L. Thomas	$543,000	90%	$ 640,000	118%	$160,000	3.0	$480,006	$1,120,006	206%
Robert K. Garrison	$325,000	75%	$ 320,000	98%	$ 80,000	3.0	$240,064	$ 560,064	172%
Timothy K. Driggers	$310,000	60%	$ 208,000	67%	$ 52,000	2.5	$130,111	$ 338,111	109%

(a) Reflects rounding to the next whole share of our Common Stock, except with respect to Mr. Papa due to the $2 million cap on individual bonuses (cash and equity combined) set forth in our Executive Officer Annual Bonus Plan.

  - In determining 2007 bonuses, the Committee considered the allocation between cash and restricted stock in Mr. Papa's previous bonus awards and noted that Mr. Papa's base salary had not been increased since 2004. Having determined that Mr. Papa's individual contribution to the achievement of EOG's 2007 overall company performance goals was significant, the Committee determined that a greater portion of Mr. Papa's bonus for 2007 should be paid in cash as compared to prior years, but that some portion of his 2007 bonus should nonetheless be paid in restricted stock units for ongoing retention purposes. Due to the $2 million cap on individual bonuses (cash and equity combined) set forth in the Executive Officer Annual Bonus Plan, the Committee also determined that the premium that EOG typically applies to other executive and non-executive officer bonuses (see "Bonus — Restricted Stock/Restricted Stock Units (Equity Incentive)" below) would not apply to the restricted stock unit portion of Mr. Papa's 2007 bonus.
  - Mr. Segner is transitioning into retirement and was not an executive officer of EOG on December 31, 2007. However, he is included in this proxy statement pursuant to SEC requirements because he was the principal financial officer of EOG for a portion of 2007. Mr. Hunsaker retired from EOG effective April 30, 2007 and thus was not employed by us on December 31, 2007. However, as a result of payments made to him pursuant to his employment agreement and early retirement payments made to him, in each case in 2007, his total compensation for 2007 exceeded that of certain of our other executive officers and, accordingly, he is included in this proxy statement pursuant to SEC requirements. As a result of their changed status with EOG, neither Mr. Hunsaker nor Mr. Segner received 2007 bonuses and are therefore not included in the above table.

For further information, see "Potential Payments Upon Termination of Employment or Change of Control" below.

- In determining the actual bonus amount to be paid to each Named Officer, the Committee considers the Net Income Available to Common Stockholders target set forth in our Executive Officer Annual Bonus Plan and described above, and the amount of annual bonus paid in previous years. Our CEO reviews with the Committee each other Named Officer's performance relative to the individual performance goals set by the respective Named Officer and the CEO.
- Our Executive Officer Annual Bonus Plan was approved by our stockholders in 2001. The performance goal necessary for payment of bonuses is the achievement of positive Net Income Available to Common Stockholders. This performance goal was met in 2007.
- The Committee may adjust the bonus payable to a Named Officer above or below the target percentage based on its subjective evaluation of certain performance goals. These goals include: (a) our after-tax rate of return with respect to our capital expenditure program, (b) our production volume growth, (c) our reserve replacement ratio and reserve replacement costs, (d) our year-end net debt-to-total capitalization ratio, (e) our forward cash flow per share multiple and actual stock price performance relative to our peer companies, (f) certain per-unit cost measures and (g) specific strategic and operational objectives for certain of our divisions and departments. These performance goals are designed to address both our current and long-term financial and operational development.

  At the first Committee meeting of each year, management presents, and the Committee reviews and discusses, a performance report detailing our actual financial and operational results from the prior year and how these results compare with the performance targets set in the prior year. The Committee considers the satisfaction of these measures in its determination of the annual bonus payout, but it has the discretion to weigh the satisfaction or lack of satisfaction of the goals as the Committee deems appropriate. The only goal that must be achieved for the annual bonus payout is a positive Net Income Available to Common Stockholders.

  The Committee may also adjust the bonus payable to a Named Officer above or below the target percentage based on its subjective evaluation of the individual performance of the Named Officer. The bonuses paid for 2007 for each Named Officer (other than Messrs. Hunsaker and Segner) were above their target percentage.
- The maximum individual bonus for which any employee, including any Named Officer, is eligible during any calendar year is $2 million in cash and equity combined. This cap is set forth in the Executive Officer Annual Bonus Plan.

Bonus — Restricted Stock/Restricted Stock Units (Equity Incentive)

- *Purpose:* As discussed above, subject to the Committee's discretion, eighty percent (80%) of each annual bonus award that is equal to or greater than $5,000 is typically paid in cash, and the remaining twenty percent (20%) is typically paid in restricted stock or, depending on the employee's age, restricted stock units, with the actual number of shares awarded equal to up to three times the amount of the equity portion of the bonus award. The restricted stock/restricted stock units, which generally do not vest until five years from the date of grant, provide a retention component to our compensation program. The Committee also believes that providing a portion of the annual bonus in restricted stock/restricted stock units puts additional emphasis on our long-term strategy and increases focus on improving stockholder value. Restricted stock units are granted instead of restricted stock if the executive will reach age 62 prior to the grant's vesting date, to comply with Section 409A of the Code.
- *How the number of shares of restricted stock/restricted stock units is determined:*
  - Subject to the Committee's discretion, 20% of each employee's annual bonus award that is equal to or greater than $5,000, including that of each Named Officer, is typically delivered in restricted stock/ restricted stock units with a premium of up to three times the amount of such equity portion. This premium, which is determined on a subjective basis, is applied to mitigate the risk of illiquidity and future

declines in our stock price and to account for the five-year "cliff" vesting period of the restricted stock/ restricted stock units. To the Committee, restricted stock/restricted stock units represent an award that must effectively be "re-earned" over time due to the five-year "cliff" vesting of such awards. Employees, including the Named Officers, who voluntarily terminate their employment with EOG lose all of the benefit the unvested restricted stock/restricted stock unit awards would eventually provide, and employees, including the Named Officers, who retire prior to age 62 lose all or part of the benefit the unvested restricted stock/restricted stock unit awards would eventually provide (see "Potential Payments Upon Termination of Employment or Change of Control — Payments Made Upon Retirement" below). As part of its philosophy, the Committee views higher restricted stock/restricted stock unit premiums as providing a greater retention incentive.

- As noted under "Bonus — Cash (Non-Equity Incentive)" above, as a result of the Committee's determination that a greater portion of Mr. Papa's bonus for 2007 should be paid in cash as compared to prior years and due to the $2 million cap on individual bonuses (cash and equity combined) set forth in the Executive Officer Annual Bonus Plan, a premium was not applied to the restricted stock unit portion of Mr. Papa's 2007 bonus.

- The percentage of annual bonus payout to be delivered in restricted stock/restricted stock units is at the Committee's sole discretion.

- *Terms of restricted stock/restricted stock units:*
  - Restricted stock/restricted stock units are awarded under our 1992 Stock Plan.
  - Awards generally "cliff" vest five years from the date of grant.
  - Restricted stock units are granted instead of restricted stock if the executive will reach age 62 prior to the grant's vesting date, to comply with Section 409A of the Code.
  - In accordance with the 1992 Stock Plan, unvested restricted stock/restricted stock units will be forfeited upon termination of employment for any reason other than death, disability, retirement or involuntary termination. "Involuntary termination" is defined as termination by us, other than for cause.
  - Upon the date a press release is issued announcing a pending stockholder vote, tender offer or other transaction, which, if approved and consummated, would constitute a change of control as defined in our Change of Control Severance Plan, all restrictions placed on each non-vested share of restricted stock or restricted stock unit shall lapse.
  - Dividend equivalents accrue from the date of grant on restricted stock/restricted stock units and become payable upon the vesting date of the restricted stock/restricted stock units.

Stock Options/SARs

- *Purpose:* Stock options and/or SARs are granted annually to align the Named Officers' interests with those of our stockholders and to reward our Named Officers when stockholder value is increased.

- *How the number of stock options/SARs is determined:*
  - Subject to the Committee's discretion, we typically grant stock options/SARs to all of our employees on an annual basis. In deciding whether to award stock options/SARs, the Committee considers overall company performance and peer group data. Stock option/SAR grants to the Named Officers are made from the pool approved for all employees. The size of the pool is determined by reviewing (1) the current stock options/SARs outstanding as a percentage of our total shares outstanding and (2) the number of stock options/SARs granted per year as a percentage of our total shares outstanding, in each case, versus that of our peer companies.
  - The size of the individual grant to each Named Officer is determined by reviewing the value of the grant versus the grants made by our peer companies and by reviewing individual performance, the level of retention incentives currently in place and previous years' grants (not including realized gains from those

grants). In comparing grants made by our peer companies, the Committee considers our peers' relative stockholder returns to ours and adjusts the level of grants accordingly.

- Under our 1992 Stock Plan, no individual shall be granted more than 100,000 SARs in any calendar year.

- At its third quarter 2007 meeting, the Committee, in order to provide additional retention incentives to Mr. Papa, did not award any stock options or SARs to Mr. Papa, but instead determined that his annual equity grant for 2007 should consist entirely of restricted stock units. The annual equity grants for 2007 for the other Named Officers (other than Messrs. Hunsaker and Segner) consisted of a combination of SARs (as incentive compensation) and restricted stock/restricted stock units (as retention-directed compensation). As a result of their changed status with EOG, neither Mr. Hunsaker nor Mr. Segner received an annual equity grant for 2007.

- *Terms of stock options/SARs:*

  - Under our 1992 Stock Plan, the Committee is authorized to grant awards of stock options, SARs, restricted stock and restricted stock units.

  - The Committee's general practice is for stock options/SARs granted under our 1992 Stock Plan to vest in 25% increments over four years and have an exercise price equal to the fair market value of our Common Stock on the date of grant.

  - Stock options/SARs are exercisable for seven years from the date of grant.

  - Beginning with the 2006 annual grants, we began using stock-settled SARs (i.e. that are settled in shares of our Common Stock) instead of traditional non-qualified stock options to lessen the dilutive impact of the grants on our stockholders.

  - In the future, the Committee may utilize the other types of awards available under the 1992 Stock Plan or, if approved at the Annual Meeting, our proposed 2008 Omnibus Equity Compensation Plan described below in order to (1) balance the long-term objectives of market competitiveness, incentivization and retention, (2) maximize the perceived compensation value to the executive officer and (3) minimize the actual cost to EOG, all in the best interest of our stockholders.

  - Grant dates for stock option/SAR grants are typically set approximately two weeks after the date of the meeting of the Committee to allow time to allocate the pool of options/SARs to each employee. Grants for new hires are made on the first business day of the month following the date of hire.

Restricted Stock/Restricted Stock Units

- *Purpose:* Restricted stock/restricted stock units are issued periodically as a method of retention and to further align executive officer and stockholder interests. Restricted stock/restricted stock units also have been issued, and may be issued in the future, to the Named Officers as an inducement to enter into employment agreements. As a retention mechanism, the Committee will award restricted stock/restricted stock units on a merit basis to maintain competitive compensation packages for valuable employees, including the Named Officers. Employees, including the Named Officers, who voluntarily terminate their employment with EOG lose all of the benefit the unvested restricted stock/restricted stock unit awards would eventually provide, and employees, including the Named Officers, who retire prior to age 62 lose all or part of the benefit the unvested restricted stock/restricted stock unit awards would eventually provide (see "Potential Payments Upon Termination of Employment or Change of Control — Payments Made Upon Retirement" below). Pursuant to this philosophy, the Committee reviews the current amount and value of unvested restricted stock/restricted stock units held by each executive officer, including the Named Officers, annually. If the Committee determines that an executive officer does not have an amount of unvested restricted stock/restricted stock units sufficient to provide an incentive to remain at EOG, and if the Committee has determined that the individual should receive additional equity-based compensation, then the Committee will typically grant more compensation in restricted stock/restricted stock units than in stock options/SARs. As with bonus equity awards, restricted stock units have been awarded if the employee will reach age 62 (our normal retirement age) prior to the vesting of the restricted stock.

- *How the number of shares of restricted stock/restricted stock units is determined:*
  - The Committee reviews the recruiting and retention conditions in the oil and gas industry and considers if additional long-term incentives are necessary for retention.
  - The Committee also reviews current levels of unvested restricted stock/restricted stock units for each of the Named Officers to ensure that an adequate number of unvested restricted stock/restricted stock units remain to promote the retention purpose of the restricted stock/restricted stock unit grants.
  - As noted above, in order to provide additional retention incentives to Mr. Papa, the Committee did not award any stock options or SARs to Mr. Papa, but instead determined that his annual equity grant for 2007 should consist entirely of restricted stock units. The annual equity grants for 2007 for the other Named Officers (other than Messrs. Hunsaker and Segner) consisted of a combination of SARs (as incentive compensation) and restricted stock/restricted stock units (as retention-directed compensation). As a result of their changed status with EOG, neither Mr. Hunsaker nor Mr. Segner received an annual equity grant for 2007.
- *Terms of restricted stock/restricted stock units:*
  - Restricted stock/restricted stock units are awarded under our 1992 Stock Plan.
  - Awards generally "cliff" vest five years from the date of grant.
  - Restricted stock units are granted instead of restricted stock if the executive will reach age 62 prior to the grant's vesting date, to comply with Section 409A of the Code.
  - In accordance with the 1992 Stock Plan, unvested restricted stock/restricted stock units will be forfeited upon termination of employment for any reason other than death, disability, retirement or involuntary termination. "Involuntary termination" is defined as termination by us, other than for cause.
  - Upon the date a press release is issued announcing a pending stockholder vote, tender offer or other transaction, which, if approved and consummated, would constitute a change of control as defined in our Change of Control Severance Plan, all restrictions placed on each non-vested share of restricted stock or restricted stock unit shall lapse.
  - Dividend equivalents accrue from the date of grant on restricted stock/restricted stock units and become payable upon the vesting date of the restricted stock/restricted stock units.

Post-Termination Compensation and Benefits

The elements of our post-termination compensation and benefits, and the events that trigger those benefits, are discussed under "Potential Payments Upon Termination of Employment or Change of Control" below. Each Named Officer, other than Mr. Garrison, has a change of control agreement that provides benefits, in addition to our Change of Control Severance Plan that applies to all employees, because the Committee believes that the risk of job loss in connection with a change of control is higher for executive officers and the time necessary to secure appropriate new employment may be longer.

The Committee believes that these change of control benefits are a retention device in a competitive market and believes that our Named Officers should be compensated if they (1) are involuntarily terminated after a change of control of EOG, (2) voluntarily terminate their employment with EOG under circumstances that constitute good reason or (3) terminate their employment with EOG for any reason after six months following a change of control, which the Committee believes is sufficient time to determine if there is potential for a long-term employment relationship with the acquiring company.

Mr. Garrison has not entered into a change of control agreement with EOG. In the event of a change of control, Mr. Garrison would be subject to the terms and conditions of our Change of Control Severance Plan.

Other Compensation and Benefits

- *1996 Deferral Plan.*
  - To allow certain key employees, including the Named Officers, to reduce their current compensation, thereby reducing current taxable income, we maintain the 1996 Deferral Plan under which a percentage of base salary and annual bonus may be deferred to a later specified date.
  - The 1996 Deferral Plan pays at-market mutual fund investment returns or treats deferrals as if they were invested in our Common Stock, based upon participant elections, and does not credit above-market or preferential earnings.
  - We may make contributions to the 1996 Deferral Plan on behalf of the Named Officers in the event of a reduction in benefits under our retirement plans due to either statutory and/or plan earnings limits or because the executive elects to defer salary into the 1996 Deferral Plan. These contributions ("Make Whole Contributions") are intended to provide the entire contribution amount to the executive's retirement accounts as if there were no statutory or other limitations.
- *Perquisite Allowances.* Each Named Officer, other than Mr. Garrison and Mr. Driggers, receives a perquisite allowance of 3% of his annual base salary to be used for certain enumerated items; Mr. Garrison and Mr. Driggers each receive an annual perquisite allowance of $2,600. The perquisite allowance is not "grossed up" to account for income taxes. We provide a perquisite allowance rather than pay for perquisites on an individual basis to ensure that each Named Officer receives a similar value and to lessen the administrative burden of documentation for individual items. Named Officers do not have to submit reimbursement requests for the enumerated items and are able to select among various perquisites as they believe appropriate.
- *Employee Stock Purchase Plan.* Each Named Officer has the opportunity to participate in the EOG Resources, Inc. Employee Stock Purchase Plan ("ESPP") to the same extent as all other employees. The ESPP allows employees to purchase our stock at a 15% discount with no commission or fees.
- *Medical, Life, Disability and Retirement Plans.* Each Named Officer participates in the same benefit plans available to all of our employees. We have no executive medical, life or disability plans, nor do we have supplemental retirement benefits for our executive officers, other than the Make Whole Contributions described above.
- *Matching Gifts.* To encourage charitable giving, we will match charitable contributions or gifts given by any employee or director, up to $60,000 annually. We also match 100% of any contributions made under our company-wide annual United Way campaign. Named Officers may participate in this program to the same extent as all other employees.
- *Sporting Event Tickets.* We provide tickets to local sporting events for use by all employees. Executive officers, including the Named Officers, have first priority over use of these tickets. These items are included in the taxable income of the Named Officers and include "gross ups" to account for income taxes.
- *Service Awards.* Named Officers participate in our service award program to the same extent as all other employees.

Tax and Accounting Considerations

In setting the elements of our compensation program, the Committee considers the impact of the following tax and accounting provisions:

- *Code Section 162(m).* Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the principal executive officer and the three other most highly compensated executive officers of a company (other than the principal executive officer or the principal financial officer), as reported in that company's most recent proxy statement. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. Historically, we have structured the key component of our long-term incentive compensation in the form of stock option/SAR grants that comply with the statute. Our Executive Officer Annual Bonus Plan, discussed above, also complies with the statute. The Committee is committed to preserving the deductibility of compensation under Section 162(m) whenever practicable, but does grant awards that are non-deductible, such as restricted stock/restricted stock units, when it feels such grants are in the best interests of EOG and our stockholders.

- *Statement of Financial Accounting Standards ("SFAS") No. 123(R).* SFAS No. 123(R), issued by the Financial Accounting Standards Board, requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. Our equity awards are structured to comply with the requirements of SFAS No. 123(R) to maintain the appropriate equity accounting treatment.
- *Code Section 409A.* Section 409A of the Code provides that deferrals of compensation under a non-qualified deferred compensation plan are currently includible in gross income to the extent that they are not subject to a substantial risk of forfeiture and have not previously been included in gross income, unless certain requirements are met. We structure our deferred compensation plans to be in compliance with Section 409A. We do not currently grant any discounted options to which Section 409A may apply.
- *Code Section 280G and Code Section 4999.* We consider the impact of Section 280G and Section 4999 of the Code in determining our post-termination compensation, and provide reimbursement for any excise tax, interest and penalties incurred if payments or benefits received due to a change of control would be subject to an excise tax under Section 4999 of the Code.

SUMMARY COMPENSATION TABLE

The following table summarizes certain information regarding compensation paid or accrued during fiscal years 2007 and 2006 to the Named Officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(a)	Stock Awards ($)(b)	Option/SAR Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(d)	All Other Compensation ($)(e)(f)	Total ($)
Mark G. Papa	2007	$940,000		$6,209,693	$3,970,420	$1,500,000		$ 415,926	$13,036,039
Chairman and Chief Executive Officer	2006	940,000		2,180,922	3,173,607	1,140,000		532,077	7,966,606
Loren M. Leiker	2007	$520,154		$ 770,571	$1,021,312	$ 640,000		$ 193,896	$ 3,145,933
Senior Executive Vice President, Exploration	2006	482,308		392,143	968,051	600,000		184,131	2,626,633
Gary L. Thomas	2007	$520,154		$ 794,224	$1,021,312	$ 640,000		$ 195,883	$ 3,171,573
Senior Executive Vice President, Operations	2006	482,308		392,143	968,051	600,000		186,003	2,628,505
Robert K. Garrison Executive Vice President, Exploration	2007	$306,827		$ 592,363	$ 401,131	$ 320,000		$ 188,889	$ 1,809,210
Timothy K. Driggers Vice President and Chief Financial Officer	2007	$271,058		$ 159,149	$ 254,790	$ 208,000		$ 107,659	$ 1,000,656
Edmund P. Segner, III(g)	2007	$505,008		$ 424,996	$ 956,873			$ 234,174	$ 2,121,051
Former Senior Executive Vice President and Chief of Staff	2006	491,162		385,724	952,362	$ 500,000		227,384	2,556,632
Barry Hunsaker, Jr.(h)	2007	$140,192		$ 223,747	$ 986,765			$1,580,603	$ 2,931,307
Former Senior Vice President and General Counsel	2006	390,462		187,286	415,262	$ 180,000		136,365	1,309,375

(a) Amounts are reported as "Non-Equity Incentive Plan Compensation" since these cash amounts were awarded by the Committee under the Executive Officer Annual Bonus Plan at the Committee's first quarter 2008 meeting. These awards are discussed in further detail under "Elements of Our Compensation Program — Bonus — Cash (Non-Equity Incentive)" above.

(b) See Note 6 to the Consolidated Financial Statements included in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for the valuation assumptions made.

(c) The total amount awarded for 2007 to each of the Named Officers is as follows: Mr. Papa, $1,999,920; Mr. Leiker, $1,120,006; Mr. Thomas, $1,120,006; Mr. Garrison, $560,064; Mr. Driggers, $338,111; Mr. Segner, $0; and Mr. Hunsaker, $0. Of the total amount awarded, the following amount of the 2007 bonus payout was delivered in restricted stock/restricted stock units: Mr. Papa, $499,920; Mr. Leiker, $480,006; Mr. Thomas, $480,006; Mr. Garrison, $240,064; Mr. Driggers, $130,111; Mr. Segner, $0; and Mr. Hunsaker, $0. Since the grant of restricted stock/restricted stock units for the equity component of 2007 bonuses was made in 2008, it is not reflected in the above table.

The total amount awarded for 2006 to each of the Named Officers who were Named Officers for 2006 is as follows: Mr. Papa, $1,995,039; Mr. Leiker, $1,050,028; Mr. Thomas, $1,050,028; Mr. Segner, $812,530; and Mr. Hunsaker, $292,540. Of the total amount awarded, the following amount of the 2006 bonus payout was delivered in restricted stock/restricted stock units: Mr. Papa, $855,039; Mr. Leiker, $450,028; Mr. Thomas, $450.028; Mr. Segner, $312,530; and Mr. Hunsaker, $112,540. Since the grant of restricted stock/restricted stock units for the equity component of 2006 bonuses was made in 2007, it is not reflected in the above table for 2006; however, the dollar amount of such grant recognized for financial statement reporting purposes for 2007 in accordance with SFAS No. 123(R) is included in the amount shown for 2007 in the "Stock Awards" column.

(d) We maintain the 1996 Deferral Plan under which payment of base salary and annual bonus may be deferred to a later specified date. Since the 1996 Deferral Plan does not credit above-market or preferential earnings, no earnings have been reported.

(e) All Other Compensation for 2007 consists of the following:

- Matching contributions under the Savings Plan, our contributions on behalf of each employee to the Money Purchase Pension Plan and our contributions on behalf of each employee to the 1996 Deferral Plan as follows: Mr. Papa, $269,250; Mr. Leiker, $145,523; Mr. Thomas, $145,523; Mr. Garrison, $81,274; Mr. Driggers, $46,157; Mr. Segner, $132,001; and Mr. Hunsaker, $41,279.

- Cash perquisite allowances for each of the Named Officers as follows: Mr. Papa, $29,285; Mr. Leiker, $16,193; Mr. Thomas, $16,193; Mr. Garrison, $2,600; Mr. Driggers, $2,600; Mr. Segner, $15,150; and Mr. Hunsaker, $4,206.
- Flex dollars provided by us to be used to pay for medical, dental, employee life and accidental death and dismemberment coverage on a pre-tax basis for each of the Named Officers as follows: Mr. Papa, $8,782; Mr. Leiker, $9,057; Mr. Thomas, $6,708; Mr. Garrison, $12,024; Mr. Driggers, $6,708; Mr. Segner, $12,024; and Mr. Hunsaker, $4,162.
- Personal usage of charter aircraft for Mr. Papa in the amount of $7,009. To determine the incremental cost to us of personal use of charter aircraft, the total number of air miles flown for a trip is calculated based on the number of passengers on each segment of the trip. The number of personal miles flown is then calculated as a percentage of the total air miles flown. This percentage is then multiplied by the actual amount invoiced by the charter company for the trip.
- Use of EOG's sporting event tickets including a gross-up for payment of taxes as follows: Mr. Papa, $10,820; Mr. Leiker, $906; Mr. Thomas, $4,494; and Mr. Garrison, $2,738.
- Gift for Mr. Segner for his services rendered as an executive officer prior to his transition into early retirement valued at $4,999.
- Payment for vacation not taken in fiscal year 2006 as follows: Mr. Papa, $10,891; Mr. Leiker, $9,265; Mr. Thomas, $9,265; Mr. Garrison, $3,231; and Mr. Driggers, $904. Payment for vacation not taken in fiscal year 2007 for Mr. Hunsaker of $31,056.
- Reimbursement for EOG requested spouse travel including a gross-up for payment of taxes as follows: Mr. Papa, $5,255 and Mr. Leiker, $4,952.
- Charitable matching contributions made by EOG for each of the Named Officers as follows: Mr. Papa, $56,634; Mr. Leiker, $500; Mr. Thomas, $3,300; Mr. Driggers, $50,250; Mr. Segner, $60,000; and Mr. Hunsaker, $58,900. Matching contributions for the United Way as follows: Mr. Papa, $18,000; Mr. Leiker, $7,500; Mr. Thomas, $10,400; Mr. Driggers, $1,040; Mr. Segner, $10,000; and Mr. Hunsaker, $10,000.
- Compensation for economic value lost as a result of grant price adjustments for purposes of Section 409A compliance to avoid potentially adverse tax consequences, reimbursement of relocation expenses related to his move from Corpus Christi, Texas to Houston, Texas, income from disqualified disposition of shares purchased through our ESPP and fitness subsidy for Mr. Garrison; totaling $87,022.
- Severance payment to Mr. Hunsaker, pursuant to his employment agreement and upon his retirement from EOG, of $1,431,000. For further information, see "Potential Payments Upon Termination of Employment or Change of Control."

(f) All Other Compensation for 2006 consists of the following:

- Matching contributions under the Savings Plan, our contributions on behalf of each employee to the Money Purchase Pension Plan and our contributions on behalf of each employee to the 1996 Deferral Plan as follows: Mr. Papa, $321,000; Mr. Leiker, $136,633; Mr. Thomas, $136,633; Mr. Segner, $128,574; and Mr. Hunsaker, $86,019.
- Cash perquisite allowances for each of the Named Officers as follows: Mr. Papa, $29,285; Mr. Leiker, $14,965; Mr. Thomas, $14,965; Mr. Segner, $14,712; and Mr. Hunsaker, $11,690.
- Flex dollars provided by us to be used to pay for medical, dental, employee life and accidental death and dismemberment coverage on a pre-tax basis for each of the Named Officers as follows: Mr. Papa, $8,755; Mr. Leiker, $8,932; Mr. Thomas, $6,708; Mr. Segner, $12,024; and Mr. Hunsaker, $12,024.
- Personal usage of charter aircraft for Mr. Papa in the amount of $54,386 and Mr. Leiker in the amount of $4,565. To determine the incremental cost to us of personal use of charter aircraft, the total number of air miles flown for a trip is calculated based on the number of passengers on each segment of the trip. The number of personal miles flown is then calculated as a percentage of the total air miles flown. This percentage is then multiplied by the actual amount invoiced by the charter company for the trip.

- Use of EOG's sporting event tickets for each of the Named Officers as follows: Mr. Papa, $5,546; Mr. Leiker, $2,366; Mr. Thomas, $8,096; Mr. Segner, $2,074; and Mr. Hunsaker, $3,134.
- Service awards for Mr. Papa who celebrated 25 years of service and received one week's pay worth $18,077 as well as a luggage set valued at $972, and Mr. Hunsaker who celebrated 10 years of service and received binoculars valued at $214.
- Payment for vacation not taken in fiscal year 2005 as follows: Mr. Papa, $18,077; Mr. Leiker, $9,038; and Mr. Thomas, $9,038.
- Reimbursement for EOG requested spouse travel including a gross-up for payment of taxes as follows: Mr. Papa, $3,346; Mr. Leiker, $1,132; and Mr. Hunsaker, $976.
- Charitable matching contributions made by EOG for each of the Named Officers as follows: Mr. Papa, $56,633; Mr. Thomas, $163; Mr. Segner, $60,000; and Mr. Hunsaker, $14,808. Matching contributions for the United Way as follows: Mr. Papa, $16,000; Mr. Leiker, $6,500; Mr. Thomas, $10,400; Mr. Segner, $10,000; and Mr. Hunsaker, $7,500.

(g) Effective June 30, 2007, Mr. Segner began transitioning into retirement and ceased being our principal financial officer. Mr. Segner, whose retirement will become effective November 30, 2008, currently serves as a Vice President of EOG.

(h) Mr. Hunsaker retired from EOG effective April 30, 2007. For further information, see "Potential Payments Upon Termination of Employment or Change of Control" below.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table summarizes certain information regarding grants made to each of the Named Officers during fiscal year 2007 under any plan:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)(c)	All Other Option/SAR Awards; Number of Securities Underlying Options/SARs (#)(d)	Exercise or Base Price of Option/SAR Awards ($/Sh)	Grant Date Fair Value of Stock and Option/SAR Awards($)(e)
Name	Approval Date (a)	Grant Date (b)	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Mark G. Papa	02/26/07	02/26/07							75,000			$5,218,500
	02/26/07	03/06/07							12,916			855,039
	09/05/07	09/20/07							50,000			3,691,500
Loren M. Leiker	02/26/07	02/26/07							30,000			$2,087,400
	02/26/07	03/06/07							6,798			450,028
	09/05/07	09/20/07							8,333	12,500	$73.83	926,610
Gary L. Thomas	02/26/07	02/26/07							30,000			$2,087,400
	02/26/07	03/06/07							6,798			450,028
	09/05/07	09/20/07							8,333	12,500	$73.83	926,610
Robert K. Garrison	02/26/07	02/26/07							25,000			$1,739,500
	02/26/07	03/06/07							3,173			210,053
	09/05/07	09/20/07							5,000	7,500	$73.83	555,981
Timothy K. Driggers	02/26/07	03/06/07							1,179			$ 78,050
	06/20/07	07/01/07							3,000			219,180
	09/05/07	09/20/07							3,333	5,000	$73.83	370,629
Edmund P. Segner, III	02/26/07	02/26/07							7,500			$ 521,850
	02/26/07	03/06/07							4,721			312,530
Barry Hunsaker, Jr.	02/26/07	03/06/07							1,700			$ 112,540

(a), (b) Grant dates are set approximately two weeks after the approval date to allow time for individual managers to allocate the approved pool to employees. The Committee determines the grant amount for each Named Officer on the approval date to be granted on the same future grant date as other employees. The approval date and the grant date are the same for certain February 26, 2007 grants, as the individual recipients were known on the approval date.

(c) All restricted stock/restricted stock units granted March 6, 2007 were in connection with the annual bonus for 2006. The bonus target (as a percentage of the Named Officer's salary) for 2006 for each Named Officer was as follows: Mr. Papa, 100%; Mr. Leiker, 90%; Mr. Thomas, 90%; Mr. Garrison, 50%; Mr. Driggers, 40%; Mr. Segner, 100%; and Mr. Hunsaker, 60%. The premium applied to the equity component of each Named Officer's bonus for 2006 was as follows: Mr. Papa, 3.0; Mr. Leiker, 3.0;

Mr. Thomas, 3.0; Mr. Garrison, 3.0; Mr. Driggers, 2.5; Mr. Segner, 2.5; and Mr. Hunsaker, 2.5. As a result of the application of the premium to the equity component of each Named Officer's bonus for 2006, the Named Officers received the following additional shares of restricted stock/restricted stock units: Mr. Papa, 8,611; Mr. Leiker, 4,533; Mr. Thomas, 4,533; Mr. Garrison, 2,116; Mr. Driggers, 708; Mr. Segner, 2,833; and Mr. Hunsaker, 1,021. For a discussion of our rationale for the premium applied to the equity component of annual bonuses, see "Elements of Our Compensation Program — Bonus — Restricted Stock/Restricted Stock Units (Equity Incentive)" above.

The grant date fair value of the restricted stock/restricted stock units granted March 6, 2007 plus the 2006 Non-Equity Incentive Plan Compensation in the "Summary Compensation Table" above represents the total value delivered for the 2006 annual bonus for each Named Officer who was a Named Officer for 2006. The maximum individual bonus (cash and equity combined) that any employee, including the Named Officers, may receive annually is $2 million. This cap is set forth in the Executive Officer Annual Bonus Plan. Restricted stock/restricted stock units vest five years from the date of grant. For further information, see "Compensation Program Design — Elements of Our Compensation Program — Restricted Stock/Restricted Stock Units — Terms of restricted stock/restricted stock units" above.

(d) Stock options/SARs awarded to the other Named Officers vest at the cumulative rate of 25% per year, commencing on the first anniversary of the date of grant. Upon the date a press release is issued announcing a pending stockholder vote, tender offer or other transaction which, if approved and consummated, would constitute a change of control as defined in our Change of Control Severance Plan, the unvested portions of stock options/SARs shall vest and be fully exercisable.

(e) The grant date present value of each stock option/SAR grant is estimated using the Hull-White II binomial option pricing model. The assumptions used for the SARs awarded to the Named Officers on September 20, 2007 are a dividend yield of 0.3%, expected volatility of 31.1%, risk-free interest rate of 4.40% and a weighted-average expected life of 5.26 years. Based on the Hull-White II binomial option pricing model, using the above assumptions, the value of the SARs granted to the Named Officers was $24.91 per share. The actual value, if any, a recipient may realize will depend on the excess of our stock price over the exercise price on the date the SARs are exercised. The grant date fair value for the restricted stock/restricted stock units granted February 26, 2007 was $69.58 per share, March 6, 2007 was $66.20 per share, July 1, 2007 was $73.06 per share, and September 20, 2007 was $73.83 per share.

EMPLOYMENT AGREEMENTS

Each of our Named Officers, other than Mr. Garrison and Mr. Driggers, has entered into an employment agreement with us. The material terms are described below, other than the provisions regarding termination and compensation upon termination, which are described under "Potential Payments Upon Termination of Employment or Change of Control" below.

Mr. Papa, under his employment agreement effective as of June 15, 2005, currently serves as our Chairman and Chief Executive Officer at a minimum annual salary of $940,000 and a target annual bonus of 100% of his annual base salary. At the discretion of the Committee, the bonus may be paid in a combination of cash, stock options/SARs and/or restricted stock/restricted stock units. The employment agreement expires on May 31, 2009, but will automatically be renewed annually for successive one-year terms unless we or Mr. Papa provides a 120-day notice of intent not to renew. As a long-term incentive, Mr. Papa is also eligible to receive grants under our 1992 Stock Plan or such other equity compensation plans established from time to time by us, consistent with similarly situated executive officers.

Mr. Leiker, under his employment agreement effective as of June 15, 2005, currently serves as Senior Executive Vice President, Exploration at a minimum annual salary of $445,000 and a target annual bonus of 90% of his annual base salary. At the discretion of the Committee, the bonus may be paid in a combination of cash, stock options/SARs and/or restricted stock/restricted stock units. The employment agreement expires on May 31, 2009, but will automatically be renewed annually for successive one-year terms unless we or Mr. Leiker provides a 120-day notice of intent not to renew. As a long-term incentive, Mr. Leiker is also eligible to receive grants under our 1992 Stock Plan or such other equity compensation plans established from time to time by us, consistent with similarly situated executive officers.

Mr. Thomas, under his employment agreement effective as of June 15, 2005, currently serves as Senior Executive Vice President, Operations at a minimum annual salary of $445,000 and a target annual bonus of 90% of his annual base salary. At the discretion of the Committee, the bonus may be paid in a combination of cash, stock options/SARs and/or restricted stock/restricted stock units. The employment agreement expires on May 31, 2009, but will automatically be renewed annually for successive one-year terms unless we or Mr. Thomas provides a 120-day notice of intent not to renew. As a long-term incentive, Mr. Thomas is also eligible to receive grants under our 1992 Stock Plan or such other equity compensation plans established from time to time by us, consistent with similarly situated executive officers.

Mr. Segner, under his employment agreement effective as of June 15, 2005, currently serves as a Vice President of EOG at a minimum annual salary of $485,000. Mr. Segner is currently transitioning into retirement, which will become effective November 30, 2008. For further information, see "Potential Payments Upon Termination of Employment or Change of Control" below.

Mr. Hunsaker retired from EOG effective April 30, 2007. For further information, see "Potential Payments Upon Termination of Employment or Change of Control" below.

The employment agreements of each of the above-named Named Officers contain confidentiality obligations that specify that all information, ideas, discoveries and inventions developed or acquired by the Named Officer during his employment at EOG are our sole and exclusive property. In addition, as part of the consideration for the compensation and benefits payable under the employment agreements, the employment agreements each provide that the Named Officer shall not compete with EOG for a period that extends until the earlier of (a) the expiration of the term of the employment agreement or b) one year after the Named Officer's employment is terminated, other than as a result of a voluntary termination by the Named Officer. If the Named Officer voluntarily terminates his employment during the term of his employment agreement, then his non-competition obligations extend for one year following the termination.

MATERIAL TERMS OF PLAN-BASED AWARDS

The vesting schedule of all stock options/SARs and restricted stock/restricted stock units awarded to the Named Officers is described under footnotes (c) and (d) to the "Grants of Plan-Based Awards Table" above. In accordance with the terms of our 1992 Stock Plan, no dividends or other distributions will be paid on unvested shares of restricted stock/restricted stock units, but the value of any dividends or distributions declared on our Common Stock will be credited by us to the account of the Named Officer (with no interest) with respect to those unvested shares or units. When a portion of the restricted stock/restricted stock units vests, we will deliver the accumulated credits to the respective officer in cash. Credits for the value of dividends and distributions are forfeited under the same circumstances that the restricted stock/restricted stock units are forfeited (please refer to "Compensation Discussion and Analysis — Elements of Our Compensation Program - Restricted Stock/Restricted Stock Units" above for a discussion of such forfeiture). At no time during 2007 were any outstanding awards repriced or otherwise materially modified. Moreover, there are no performance-based or market-based conditions applicable to any of the awards described above, except to the extent that restricted stock/restricted stock units are granted as a portion of the annual bonus awards.

SALARY AND BONUS IN PROPORTION TO TOTAL COMPENSATION

The Committee reviews the aggregate of the base salary and annual bonus for each of our Named Officers and compares such totals to the corresponding amounts paid to the executive officers of our peer companies (taking into consideration their market capitalization compared to EOG's market capitalization). Under our compensation program, the value of the combined base salary and annual bonus for each of our Named Officers is approximately 26% to 49% of their total compensation, which is generally less than the corresponding percentages of base salary and annual bonus compensation paid to the executive officers of a majority of our peer companies. The Committee has determined that this weighted proportion is in the best interest of EOG because it is consistent with the Committee's belief that our compensation program should be tied in part to our stock price performance so as to align our Named Officers' interests with those of our stockholders.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes certain information regarding unexercised stock options and SARs and unvested shares of restricted stock and restricted stock units outstanding as of December 31, 2007 for each of the Named Officers:

	Option/SAR Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options/SARs (#)	Option/SAR Exercise Price ($)	Option/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Mark G. Papa	250,000			$17.68	07/31/11	445,925(f)	$39,798,806		
	360,000			16.83	08/07/12				
	300,000			19.50	08/06/13				
		67,500(a)		32.45	08/03/14				
	82,500	82,500(b)		62.98	08/15/12				
	100,000	100,000(c)		60.99	09/20/13				
Loren M. Leiker.	20,000			$17.68	07/31/11	95,009(g)	$ 8,479,553		
	48,000			16.83	08/07/12				
	80,000			19.50	08/06/13				
		22,500(a)		32.45	08/03/14				
	27,500	27,500(b)		62.98	08/15/12				
	16,250	48,750(d)		60.99	09/20/13				
		12,500(e)		73.83	09/20/14				
Gary L. Thomas.	48,000			$16.41	08/08/10	95,009(g)	$ 8,479,553		
	100,000			17.68	07/31/11				
	120,000			16.83	08/07/12				
	100,000			19.50	08/06/13				
		22,500(a)		32.45	08/03/14				
	27,500	27,500(b)		62.98	08/15/12				
	16,250	48,750(d)		60.99	09/20/13				
		12,500(e)		73.83	09/20/14				
Robert K. Garrison . . .	10,000			$17.68	07/31/11	61,585(h)	$ 5,496,461		
	34,000			17.54	08/07/12				
	32,000			20.44	08/06/13				
		7,500(a)		32.45	08/03/14				
	12,500	12,500(b)		62.98	08/15/12				
	6,250	18,750(d)		60.99	09/20/13				
		7,500(e)		73.83	09/20/14				
Timothy K. Driggers . .		5,500(a)		$32.45	08/03/14	22,823(i)	$ 2,036,953		
	7,000	7,000(b)		62.98	08/15/12				
	3,750	11,250(d)		60.99	09/20/13				
		5,000(e)		73.83	09/20/14				
Edmund P. Segner, III. .		22,500(a)		$32.45	08/03/14	60,621(j)	$ 5,410,424		
		27,500(b)		62.98	08/15/12				
		41,250(d)		60.99	09/20/13				
Barry Hunsaker, Jr. . . .	50,000			$16.83	04/30/10				
	50,000			19.50	04/30/10				
	22,000			62.98	04/30/09				
	22,000			60.99	04/30/09				

(a) The unexercisable stock options/SARs will vest one hundred percent August 3, 2008.

(b) The unexercisable stock options/SARs will vest fifty percent August 15, 2008 and fifty percent August 15, 2009.

(c) The unexercisable stock options/SARs will vest one hundred percent September 20, 2008.

(d) The unexercisable stock options/SARs will vest in one-third increments September 20, 2008, September 20, 2009 and September 20, 2010.

(e) The unexercisable stock options/SARs will vest in twenty-five percent increments September 20, 2008, September 20, 2009, September 20, 2010 and September 20, 2011.

(f) The unvested restricted shares/restricted stock units will vest as follows: 30,151 units on February 20, 2008; 200,000 shares on November 6, 2008; 38,020 units on February 24, 2009; 24,857 units on March 11, 2010; 14,981 units on March 8, 2011; 75,000 units on February 26, 2012; 12,916 units on March 6, 2012; and 50,000 units on September 20, 2012. Of the unvested shares/units, 120,925 units were granted in connection with annual bonuses.

(g) The unvested restricted shares/restricted stock units will vest as follows: 5,374 units on February 20, 2008; 20,000 shares on November 6, 2008; 10,140 units on February 24, 2009; 7,943 units on March 11, 2010; 6,421 units on March 8, 2011; 30,000 shares/units on February 26, 2012; 6,798 shares on March 6, 2012; and 8,333 shares/units on September 20, 2012. Of the unvested shares/units, 36,676 shares/units were granted in connection with annual bonuses.

(h) The unvested restricted shares/restricted stock units will vest as follows: 2,016 units on February 20, 2008; 10,420 units on February 24, 2009; 4,000 shares on August 3, 2009; 4,586 units on March 11, 2010; 1,000 shares on August 15, 2010; 2,890 units on March 8, 2011; 3,500 shares on September 20, 2011; 25,000 shares on February 26, 2012; 3,173 shares on March 6, 2012; and 5,000 shares on September 20, 2012. Of the unvested shares/units, 23,085 shares were granted in connection with annual bonuses.

(i) The unvested restricted shares/restricted stock units will vest as follows: 1,270 units on February 20, 2008; 5,000 shares on August 6, 2008; 1,846 units on February 24, 2009; 2,000 shares on August 3, 2009; 1,071 units on March 11, 2010; 1,500 shares on August 15, 2010; 1,124 units on March 8, 2011; 1,500 shares on December 4, 2011; 1,179 shares on March 6, 2012; 3,000 shares on July 1, 2012; and 3,333 shares on September 20, 2012. Of the unvested shares/units, 6,490 shares/units were granted in connection with annual bonuses.

(j) The unvested restricted shares/restricted stock units will vest as follows: 7,090 units on February 20, 2008; 20,000 shares on November 6, 2008; 10,140 units on February 24, 2009; 5,686 units on March 11, 2010; 5,484 units on March 8, 2011; 7,500 shares on February 26, 2012; and 4,721 shares on March 6, 2012. Of the unvested shares/units, 33,121 shares/units were granted in connection with annual bonuses.

STOCK OPTION/SAR EXERCISES AND RESTRICTED STOCK/ RESTRICTED STOCK UNITS VESTED TABLE

The following table summarizes certain information regarding exercises of stock options/SARs and vesting of restricted stock/restricted stock units during fiscal year 2007 for each of the Named Officers:

	Option/SAR Awards		Restricted Stock/Restricted Stock Unit Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark G. Papa	67,500	$2,356,763	47,585	$3,117,664
Loren M. Leiker	22,500	$ 785,588	6,946	$ 451,768
Gary L. Thomas	22,500	$ 785,588	6,946	$ 451,768
Robert K. Garrison	27,500	$1,343,345	17,500	$1,199,250
Timothy K. Driggers	15,500	$ 823,538	1,390	$ 90,406
Edmund P. Segner, III	83,750	$2,968,206	9,724	$ 632,449
Barry Hunsaker, Jr.	20,000	$1,064,300	24,291	$2,002,582

PENSION BENEFITS

We currently have no defined benefit pension plans covering any of the Named Officers.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table provides certain information regarding our Named Officers with respect to each defined contribution plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Name	Executive Contributions in Fiscal Year 2007 ($)(a)	Registrant Contributions in Fiscal Year 2007 ($)(b)	Aggregate Earnings in Fiscal Year 2007 ($)(c)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 2007 Fiscal Year End ($)(d)
Mark G. Papa	$ 45,000	$292,000	$280,019		$3,459,772
Loren M. Leiker	$ 30,000	$107,633	$291,935		$2,101,809
Gary L. Thomas	$ 30,000	$107,633	$279,092		$1,706,623
Robert K. Garrison	$280,000	$ 40,324	$275,665		$1,362,713
Timothy K. Driggers	$ 12,000	$ 9,696	$ 13,276		$ 191,091
Edmund P. Segner, III	$ 26,000	$ 99,574	$281,507		$2,638,910
Barry Hunsaker, Jr.	$ 0	$ 57,019	$152,752		$1,084,747

(a) One hundred percent of these amounts are reported in the "Salary" column (for 2007) of the "Summary Compensation Table" above. The amount invested in a phantom stock account for each of the Named Officers is: Mr. Papa, $0; Mr. Leiker, $0; Mr. Thomas, $0; Mr. Garrison, $140,000; Mr. Driggers, $0; Mr. Segner, $0; and Mr. Hunsaker, $0.

(b) One hundred percent of these amounts are reported in the "All Other Compensation" column (for 2007) of the "Summary Compensation Table" above. None of the registrant contributions were invested in a phantom stock account.

(c) Amounts included in this column do not include above-market or preferential earnings (of which there were none) and, accordingly, these amounts are not included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column (for 2007) of the "Summary Compensation Table" above.

(d) The amount of the aggregate balance as of December 31, 2007 that has been contributed by the Named Officer and shown as compensation in the "Summary Compensation Table" for previous years for each of the Named Officers (other than Messrs. Garrison and Driggers) is: Mr. Papa, $906,375; Mr. Leiker, $1,041,875; Mr. Thomas, $814,363; Mr. Segner, $1,170,093; and Mr. Hunsaker, $501,480. The amount of the aggregate balance as of December 31, 2007 that has been contributed by EOG and shown as compensation in the "Summary Compensation Table" for previous years for each of the Named Officers (other than Messrs. Garrison and Driggers) is: Mr. Papa, $1,235,501; Mr. Leiker, $437,520; Mr. Thomas, $462,947; Mr. Segner, $557,970; and Mr. Hunsaker, $246,237. The amount of the aggregate balance as of December 31, 2007 invested in a phantom stock account and shown as compensation in the "Summary Compensation Table" for previous years for each of the Named Officers (other than Messrs. Garrison and Driggers) is: Mr. Papa, $838,500 (9,395 shares); Mr. Leiker, $0; Mr. Thomas, $0; Mr. Segner, $612,089 (6,858 shares); and Mr. Hunsaker, $0.

Messrs. Garrison and Driggers were not "named executive officers" prior to fiscal year 2007 and, accordingly, are not shown in the "Summary Compensation Table" for previous years. The amount of the aggregate balance as of December 31, 2007 for Messrs. Garrison and Driggers that has been contributed by Messrs. Garrison and Driggers is $784,185 and $113,610, respectively. The amount of the aggregate balance as of December 31, 2007 for Messrs. Garrison and Driggers that has been contributed by EOG is $118,782 and $35,476, respectively. The amount of the aggregate balance as of December 31, 2007 for Messrs. Garrison and Driggers that has been invested in a phantom stock account is $366,050 (4,101 shares) and $0, respectively.

Under our 1996 Deferral Plan, each Named Officer can elect to defer up to 50% of his regular salary and/or up to 100% of the cash portion of his annual bonus payout. Deferral elections are irrevocable and must be made prior to the first day of the calendar year during which the compensation would be earned.

Deferrals are invested into either a flexible deferral account, in which deferrals are treated as if they had been invested into various investment funds as directed by the participant, in which returns vary based on the performance of the funds; or into a phantom stock account, in which deferrals are treated as if they had purchased our Common Stock at the closing price on the date such deferred compensation would otherwise had been paid, and include reinvestment of dividends.

Participants in the 1996 Deferral Plan may elect a lump-sum payout or annual installment payout for up to 15 years following their separation from service, disability or death. If a participant elected to defer funds into a phantom stock account, distributions will be made in shares of our Common Stock. A participant may also elect to receive his account balance in a lump sum upon a change of control (as defined in the 1996 Deferral Plan).

A participant may receive an in-service distribution in the following ways:

- through a special deferral account, under which distribution of all or a part of a participant's account balance can be made over a period of one to five years beginning after the first anniversary of the election; or
- through a hardship distribution, in which the Board committee responsible for administering the plan (in its sole discretion) grants the participant's request for a distribution based on unforeseeable circumstances causing urgent and severe financial hardship for the participant.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

If a Named Officer is terminated other than as a result of a change of control, the terms of his employment agreement, if any, described below would govern any payments received. As noted above, each of our Named Officers, other than Mr. Garrison and Mr. Driggers, has entered into an employment agreement with us.

If a change of control occurs and a Named Officer is terminated, the terms of each Named Officer's Amended and Restated Change of Control Agreement, along with our retention bonus plan described in "Payments Made Upon a Change of Control — Retention Bonus Plan" below, govern any payments received. Each of our Named Officers, other than Mr. Garrison, has entered into an Amended and Restated Change of Control Agreement with us. In a change of control event, Mr. Garrison would be subject to the terms and conditions of our Change of Control Severance Plan, which is applicable to all employees.

Payments Made Upon Termination Under Employment Agreements

Each Named Officer's employment agreement is generally described in "Employment Agreements" above. The following describes payments to be received under the employment agreements in the event of termination of employment for the specified reason. In each case, the Named Officer shall remain entitled to receive any compensation and benefits earned and accrued as of the termination date and as provided in the applicable plan document or grant agreement.

Involuntary Termination

Under each employment agreement, the following constitute an "involuntary termination":

- termination at the discretion of the Board, or management for Named Officers other than the CEO, for any reason other than for cause, prior to the expiration of the term of the agreement; or
- termination by the officer as a result of a material breach of the agreement by EOG that remained uncorrected for 30 days.

Voluntary Termination

Each Named Officer has the right under his employment agreement to terminate the agreement prior to the end of the term for any reason. If the Named Officer chooses to voluntarily terminate his employment, he will be entitled only to salary and any other compensation and benefits earned and payable through the termination date. He will not be entitled to any bonus or other incentive compensation not yet paid as of the termination date.

Cause

If the Named Officer is terminated for cause, as determined by the Board, he will be entitled only to salary and any other compensation and benefits earned and payable through the termination date. He will not be entitled to any bonus or other incentive compensation not yet paid as of the termination date.

Incapacity or Death

If the Named Officer becomes incapacitated or dies, he or his estate (as the case may be) will be entitled only to salary and benefits earned and payable through the termination date. He or his estate (as the case may be) will not be entitled to any bonus or other incentive compensation not yet paid as of the termination date. He or his estate (as the case may be) will also receive benefits in accordance with any of our applicable disability or life insurance plans to the same extent as any employee.

Payments Made Upon Termination Under EOG Resources, Inc. Severance Pay Plan

Mr. Garrison and Mr. Driggers are subject to the terms and conditions of the EOG Resources, Inc. Severance Pay Plan. The following describes payments to be received under such plan in the event of termination of employment for the specified reason.

Involuntary Termination

Unless otherwise declared ineligible, employees who are terminated by EOG other than for cause may receive lump-sum severance payments. The amount of the lump-sum severance payment will be determined by management but may not exceed 52 weeks of pay.

Voluntary Termination

An employee who voluntarily terminates employment with EOG is not eligible for severance pay.

Cause

Employees terminated for cause are not eligible for severance pay. However, an employee may generally receive two weeks of base pay if the employee returns a properly executed waiver and release of claims following termination.

Death or Incapacity

Termination of employment by reason of death or incapacity is not covered by the EOG Resources, Inc. Severance Pay Plan.

Payments Made Upon Retirement

Retirement After Age 62

Retirement is not addressed under the Named Officer employment agreements. Thus, in the event a Named Officer retires after age 62, he would be entitled to the same benefits as any other retiring employee, including benefits under our plans described under "Retirement Plans" below. In addition, in accordance with the terms of the applicable plan and grant agreements, upon any employee's retirement after age 62,

- all restrictions on restricted stock/restricted stock units lapse and the shares are released as of the retirement date; and
- all unvested stock options/SARs become 100% vested on the date of retirement.

Early Retirement and Involuntary Termination (Not for Cause) After Age 55

Early retirement is also not addressed under the Named Officer employment agreements. Thus, in the event a Named Officer chooses to retire prior to age 62 and the retirement is designated in writing by us as a "Company-approved retirement prior to age 62," he would be entitled to the same benefits as any other employee whose retirement was designated as a "Company-approved retirement prior to age 62," including benefits under our plans described under "Retirement Plans" below. Each Named Officer is eligible for early retirement upon reaching the age of 55 and completing five years of service with EOG. In order to be designated a "Company-approved retirement prior to age 62," the employee must agree to enter into a six-month non-competition agreement with us. In addition to benefits under the plans described below and in accordance with the terms of the applicable plan and grant agreements, upon any employee's Company-approved retirement prior to age 62,

- restrictions will lapse six months following the effective date of an EOG-approved retirement on 100% of the restricted stock/restricted stock units granted prior to February 23, 2005;
- for grants made on or after February 23, 2005, restrictions will lapse six months following the effective date of an EOG-approved retirement on 20% of the restricted stock/restricted stock units for each whole year that has passed since the grant date; and
- all unvested options/SARs become 100% vested six months following the effective date of an EOG-approved retirement,

in each case, provided that all provisions of the employee's non-competition agreement are satisfied.

In the event a Named Officer is eligible for early retirement but is involuntarily terminated by EOG other than for cause, such termination will be treated as a "Company-approved retirement prior to age 62" in which case the Named Officer must agree to enter into a six-month non-competition agreement. Upon satisfactory completion of the six-month non-competition period, the Named Officer will receive the benefits described above as well as the severance benefits described for such Named Officer in the "Potential Payments Upon Termination or Change of Control Table" below.

In the event a Named Officer elected retirement or early retirement prior to the expiration of the term of his employment agreement, it would be considered a "Voluntary Termination" under his employment agreement. In the event of a "Voluntary Termination," the Named Officer's non-competition obligations under his employment agreement will extend until the earlier of one year following the date of the termination or the expiration of the term of his employment agreement. In accordance with our policy on "Company-approved retirement prior to age 62," the Named Officers will receive the benefits described above upon the satisfaction of the six-month non-competition agreement entered into at the time of early retirement, but will remain subject to the full term of the non-competition provision of his employment agreement.

Retirement Plans

We maintain a matched defined contribution plan ("Savings Plan") that qualifies under Section 401(a) of the Code, under which we currently match 100% of an employee's pre-tax contributions up to 6% of the employee's annual base salary, subject to statutory limits.

We also maintain a non-contributory defined contribution plan ("Money Purchase Pension Plan") that qualifies under Section 401(a) of the Code, under which we contribute from 3% to 9% of an employee's annual base salary and bonus, depending on the employee's age and years of service, subject to statutory limits. The contribution percentage for each of the Named Officers is 9%, except for Mr. Driggers for whom the contribution percentage is 7%.

In addition, we may provide Make Whole Contributions to the Named Officers pursuant to the 1996 Deferral Plan.

Payments Made Upon a Change of Control

In the event of a change of control, each Named Officer is entitled to benefits under the following plans and agreements. In addition to the payments described below, in each circumstance upon the announcement of a change of control and in accordance with the applicable plans and grant agreements, 100% of outstanding stock options/ SARs will vest and all restrictions on restricted stock/restricted stock units will lapse (as more fully described in the footnotes to the "Grants of Plan-Based Awards Table" above).

Change of Control Agreements

Effective June 2005, each Named Officer, other than Mr. Garrison, entered into an Amended and Restated Change of Control Agreement, which supersedes his employment agreement, to the extent an employment agreement was in effect, upon a change of control. Under the Amended and Restated Change of Control Agreements, "change of control" is defined as:

- the acquisition by any person of 20% or more of either (A) the then-outstanding shares of our Common Stock or (B) the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors; provided, however, that the following acquisitions will not constitute a change of control: (i) any acquisition directly from us, (ii) any acquisition by us, (iii) any acquisition by any employee benefit plan sponsored by us or our affiliate, (iv) any acquisition by any corporation that complies with subclauses (A), (B) and (C) of clause (3) below or (v) an acquisition by a Qualified Institutional Investor (as defined in the Amended and Restated Change of Control Agreement);

- individuals who constituted the Board as of May 3, 2005 ceasing for any reason to constitute at least a majority of the Board (except in certain circumstances);

- consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of our assets or the acquisition of the assets or stock of another entity ("Business Combination"), other than a Business Combination (A) which would result in our voting securities outstanding immediately prior to the merger continuing to represent at least 60% of the voting power of our securities outstanding immediately after the Business Combination, (B) in which no person is or becomes the beneficial owner of 20% or more of the combined voting power of our then-outstanding voting securities, except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of our Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

- approval by our stockholders of a complete liquidation or dissolution of EOG.

Under the Amended and Restated Change of Control Agreements, if a Named Officer's employment is terminated:

- by the acquiring company for any reason following a change of control (other than for cause or by reason of death or disability);

- by the Named Officer under circumstances defined in the agreement as "good reason;" or

- by the Named Officer for any reason during the 30 day period beginning six months after a change of control; then, the Named Officer will receive:

  - the Named Officer's base salary and compensation for earned but unused vacation time accrued through the termination date but not previously paid to the Named Officer;

  - a severance benefit of 2.99 times his annual base salary plus two times his target annual bonus, each as in effect prior to the change of control or, if increased, on the date of termination, whichever is greater;

  - Money Purchase Pension Plan contributions and Savings Plan matching amounts that would have been made if the Named Officer had continued to be employed for three years;

  - three years of uninterrupted participation in our medical and dental plans;

  - an additional three years of age and service credits for eligibility in our retiree medical coverage;

  - outplacement services, not to exceed $50,000; and

  - reimbursement for any excise tax, interest and penalties incurred if payments or benefits received due to a change of control would be subject to an excise tax under Section 4999 of the Code.

If a Named Officer is terminated, following a change of control, for cause or as a result of death, disability or retirement, the Named Officer will be entitled only to salary and any other compensation and benefits earned and payable through the termination date.

Change of Control Severance Plan

Mr. Garrison has not entered into a change of control agreement with EOG. In a change of control event, Mr. Garrison would be subject to the terms and conditions of our Change of Control Severance Plan, which is applicable to all employees. Pursuant to such plan, an eligible employee who is involuntarily terminated in connection with such change of control would receive a severance payment equal to the greater of (a) six months base pay or (b) the aggregate sum of (i) two weeks of base pay per year of service or portion thereof, plus (ii) one month base pay for each $10,000 or portion thereof of the employee's annual base pay, plus (iii) one month of base pay for each five percent of the employee's annual bonus award opportunity, if any, or portion thereof under the bonus program in effect immediately prior to the change of control. Also pursuant to such plan, the "aggregate present value" (as defined under Section 1274(b)(2) of the Code) of such severance payment shall not exceed the lesser of the following amounts: (i) 2.99 multiplied by the "base amount" (as defined under Section 280G(b)(3) of the Code) or (ii) three times the sum of (a) the eligible employee's annual base pay and (b) 100% of the eligible employee's annual bonus target award (if any) as in effect immediately prior to the effective date of the change of control (or, if no annual bonus target has been set for the year in which the change of control occurs, the annual bonus target for the immediately prior year) or, if increased, 100% of the eligible employee's annual bonus target award as in effect immediately prior to the eligible employee's last date of employment by reason of such involuntary termination. Additionally, our Change of Control Severance Plan provides for the reimbursement of any excise tax, interest and penalties incurred if payments or benefits received due to a change of control would be subject to an excise tax under Section 4999 of the Code.

Retention Bonus Plan

In order to ensure continuity of operations in the event of a change of control, as defined above, a retention bonus plan would become effective and applicable to all eligible employees, including our Named Officers. To be eligible to receive the retention bonus, an employee must remain employed by us through the effective date of the change of control and be employed by the acquiring company 180 days after the effective date of the change of control or be involuntarily terminated by the acquiring company on or within 180 days after the effective date of the change of control. Eligible employees would receive a bonus equal to the most recent bonus they had received under our annual bonus program, payable upon the earlier of 180 days after the effective date of the change of control or upon such involuntary termination.

Potential Payments to Each Named Officer

The tables below reflect the amount of compensation to be paid to each Named Officer in the event of his termination of employment as a result of each of the described circumstances. The amounts shown in the tables below assume that any termination was effective as of December 31, 2007 and are estimates of the amounts that would be paid upon termination. The actual amounts to be paid can only be determined at the time of the Named Officer's actual termination.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL TABLE(a)

Mark G. Papa

Executive Benefits and Payments Upon Termination	Voluntary Termination ($)(b)	Involuntary Termination (Not for Cause) ($)	Involuntary Termination (For Cause) ($)(b)	Change of Control ($)	Death or Disability ($)(c)	Normal Retirement ($)(d)	Early Retirement ($)(e)
Cash Severance		$ 3,760,000(f)		$ 4,690,600(g)			
Stock Options/SARs		$ 8,847,863(h)		$ 8,827,613(i)	$ 8,827,613		$ 8,827,613
Restricted Stock/Units		$25,089,157(j)		$39,798,806(i)	$39,798,806		$25,089,157
Health Benefits(k)				$ 33,610			
Unused Vacation(l)	$37,058	$ 37,058	$37,058	$ 37,058	$ 37,058		$ 37,058
All Other(m)				$ 141,500			
Total:	**$37,058**	**$37,734,078**	**$37,058**	**$53,529,187**	**$48,663,477**		**$33,953,828**

Loren M. Leiker

Executive Benefits and Payments Upon Termination	Voluntary Termination ($)(b)	Involuntary Termination (Not for Cause) ($)	Involuntary Termination (For Cause) ($)(b)	Change of Control ($)	Death or Disability ($)(c)	Normal Retirement ($)(d)	Early Retirement ($)(e)
Cash Severance		$1,461,575(n)		$ 2,600,970(g)			
Stock Options/SARs				$ 3,570,963(i)	$ 3,570,963		
Restricted Stock/Units		$3,567,947(j)		$ 8,479,553(i)	$ 8,479,553		
Health Benefits(k)				$ 94,042			
Unused Vacation(l)	$29,630	$ 29,630	$29,630	$ 29,630	$ 29,630		
All Other(m)				$ 141,500			
Total:	**$29,630**	**$5,059,152**	**$29,630**	**$14,916,658**	**$12,080,146**		

Gary L. Thomas

Executive Benefits and Payments Upon Termination	Voluntary Termination ($)(b)	Involuntary Termination (Not for Cause) ($)	Involuntary Termination (For Cause) ($)(b)	Change of Control ($)	Death or Disability ($)(c)	Normal Retirement ($)(d)	Early Retirement ($)(e)
Cash Severance		$1,461,575(n)		$ 2,600,970(g)			
Stock Options/SARs		$3,570,963(o)		$ 3,570,963(i)	$ 3,570,963		$3,570,963
Restricted Stock/Units		$3,567,947(o)		$ 8,479,553(i)	$ 8,479,553		$3,567,947
Health Benefits(k)				$ 19,421			
Unused Vacation(l)	$34,982	$ 34,982	$34,982	$ 34,982	$ 34,982		$ 34,982
All Other(m)				$ 141,500			
Total:	**$34,982**	**$8,635,467**	**$34,982**	**$14,847,389**	**$12,085,498**		**$7,173,892**

Robert K. Garrison

Executive Benefits and Payments Upon Termination	Voluntary Termination ($)(b)	Involuntary Termination (Not for Cause) ($)	Involuntary Termination (For Cause) ($)(b)	Change of Control ($)	Death or Disability ($)(c)	Normal Retirement ($)(d)	Early Retirement ($)(e)
Cash Severance		$ 325,000(p)	$12,500	$1,462,500(q)			
Stock Options/SARs		$1,399,938(o)		$1,399,938(i)	$1,399,938		$1,399,938
Restricted Stock/Units		$1,780,448(o)		$5,496,461(i)	$5,496,461		$1,780,448
Health Benefits(k) Unused Vacation(l)	$13,281	$ 13,281	$13,281	$ 13,281	$ 13,281		$ 13,281
All Other(m)							
Total:	**$13,281**	**$3,518,667**	**$25,781**	**$8,372,180**	**$6,909,680**		**$3,193,667**

Timothy K. Driggers

Executive Benefits and Payments Upon Termination	Voluntary Termination ($)(b)	Involuntary Termination (Not for Cause) ($)	Involuntary Termination (For Cause) ($)(b)	Change of Control ($)	Death or Disability ($)(c)	Normal Retirement ($)(d)	Early Retirement ($)(e)
Cash Severance		$ 310,000(p)	$11,923	$1,298,900(g)			
Stock Options/SARs				$ 891,343(i)	$ 891,343		
Restricted Stock/Units		$1,041,548(j)		$2,036,953(i)	$2,036,953		
Health Benefits(k)				$ 15,439			
Unused Vacation(l)	$5,962	$ 5,962	$ 5,962	$ 5,962	$ 5,962		
All Other(m)				$ 139,700			
Total:	**$5,962**	**$1,357,510**	**$17,885**	**$4,388,297**	**$2,934,258**		

Edmund P. Segner, III

Executive Benefits and Payments Upon Termination	Voluntary Termination ($)(b)	Involuntary Termination (Not for Cause) ($)	Involuntary Termination (For Cause) ($)(b)	Change of Control ($)	Death or Disability ($)(c)	Normal Retirement ($)(d)	Early Retirement ($)(e)
Cash Severance		$1,919,030(f)		$ 2,418,988(g)			
Stock Options/SARs		$3,173,654(h)		$ 3,166,263(i)	$3,166,263		
Restricted Stock/Units		$3,623,729(j)		$ 5,410,424(i)	$5,410,424		
Health Benefits(k)				$ 119,330			
Unused Vacation All Other(m)				$ 141,500			
Total:		**$8,716,413**		**$11,256,505**	**$8,576,687**		

The following footnotes apply to all of our Named Officers that are currently employed by us:

(a) We engaged Ernst & Young ("E&Y") to determine if any portion of the payments described in this "Potential Payments Upon Termination or Change of Control Table" could potentially be subject to excise tax for purposes of Code Sections 280G and 4999. Based on the information provided by us and the calculations performed by E&Y, none of the Named Officers exceeded their respective safe harbor amounts, as defined in Code Section 280G; thus, none of the payments are subject to excise tax and no reimbursements are required.

(b) No additional compensation is paid if the Named Officer voluntarily terminates his employment or if the Named Officer is involuntarily terminated for cause, with the exception of Mr. Garrison and Mr. Driggers who would receive two weeks of base annual salary upon signing a waiver and release of claims if terminated for cause.

(c) In accordance with our 1992 Stock Plan and the related grant agreements, upon death or disability, 100% of unvested stock options/SARs will vest and all restrictions on restricted stock/restricted stock units will lapse. The amounts represent the value of each Named Officer's unvested stock options/SARs and restricted stock/restricted stock units as of December 31, 2007.

(d) None of the Named Officers were of normal retirement age, as of December 31, 2007.

(e) In order to be designated a "Company-approved retirement prior to age 62," the employee must agree to enter into a six-month non-competition agreement. Upon satisfactory completion of the six-month non-competition agreement, 100% of unvested stock options/SARs will vest, 100% of restricted stock/restricted stock units granted prior to February 23, 2005 will vest, and 20% of restricted stock/restricted stock units will vest for each whole year that has passed since the grant date for grants made on or after February 23, 2005. The above presentation assumes that (1) all unvested stock options/SARs vest and (2) the officer becomes entitled to all shares of restricted stock/restricted stock units to which he would be entitled under his grant agreements as of December 31, 2007. However, the actual value of any stock options/SARs and restricted stock/restricted stock units will be subject to market risk during the six-month term of the non-competition agreement. The number of stock options/SARs that will vest for each of the Named Officers that are age 55 or greater is as follows: Mr. Papa, 250,000; Mr. Thomas, 111,250; and Mr. Garrison, 46,250. The number of restricted stock/restricted stock units that will vest for each of the Named Officers that are age 55 or greater is as follows: Mr. Papa, 281,111; Mr. Thomas, 39,977; and Mr. Garrison, 19,949. Mr. Leiker, Mr. Driggers and Mr. Segner were not eligible for early retirement as of December 31, 2007. Mr. Segner, who is transitioning into early retirement, will be eligible for early retirement in October 2008.

(f) In accordance with the Named Officer's employment agreement, this amount was calculated as two times the sum of his then-current annual base salary and his annual bonus award opportunity, as this amount is greater than the salary and annual bonus award he would have received from the date of termination through the end of the term of his employment agreement if his employment had continued. The then-current annual base salary for Mr. Papa was $940,000 and for Mr. Segner was $505,008. The annual bonus award opportunity for Mr. Papa was $940,000 and for Mr. Segner was $454,507.

(g) In accordance with the Named Officer's Amended and Restated Change of Control Agreement, this amount was calculated as 2.99 times his annual base salary plus two times his target annual bonus. The annual base salary for each of the Named Officers is as follows: Mr. Papa, $940,000; Mr. Leiker, $543,000; Mr. Thomas, $543,000; Mr. Driggers, $310,000; and Mr. Segner, $505,008. The target annual bonus for each of the Named Officers is as follows: Mr. Papa, $940,000; Mr. Leiker, $488,700; Mr. Thomas, $488,700; Mr. Driggers, $186,000; and Mr. Segner, $454,507.

(h) In accordance with the Named Officer's employment agreement, this amount was calculated by multiplying the "number of securities underlying unexercised options" from the "Outstanding Equity Awards at Fiscal Year-End Table" by the difference between the stock option/SAR price and the average closing price of our Common Stock for the 10 trading days prior to, but not including, the date of termination which was equal to $89.331 per share.

(i) Upon the date a press release is issued announcing a pending stockholder vote, tender offer or other transaction which, if approved and consummated, would constitute a change of control, unvested stock options/SARs vest 100% and all restrictions placed on restricted stock/restricted stock units lapse, regardless of whether the officer is terminated for any reason or continues to be employed. The amounts represent the value of each Named Officer's unvested stock options/SARs and restricted stock/restricted stock units as of December 31, 2007.

(j) Upon Involuntary Termination, 100% of restricted stock/restricted stock units granted prior to February 23, 2005 will vest, and 20% of restricted stock/restricted stock units will vest for each whole year that has passed since the grant date for grants made on or after February 23, 2005. The number of restricted stock/restricted stock units that will vest for each of the Named Officers is as follows: Mr. Papa, 281,111; Mr. Leiker, 39,977; Mr. Thomas, 39,977; Mr. Garrison, 19,949; Mr. Driggers, 11,670; and Mr. Segner, 40,602.

(k) Health Benefits include the estimated value of (1) three years participation in our medical and dental plans, based on each Named Officer's elections as of December 31, 2007 and (2) three years age and service credits under our retiree medical insurance coverage.

(l) In accordance with our vacation policy, each Named Officer would receive the value of his unused vacation as of December 31, 2007.

(m) All other includes (1) the estimated value of the Money Purchase Pension Plan contributions and the Savings Plan matching contributions, had the Named Officer continued to be employed for three years and based on the contribution rates as of December 31, 2007 and (2) $50,000 in outplacement services.

(n) In accordance with the Named Officer's employment agreement, this amount is the salary and annual bonus award he would have received from the date of termination through the end of the term of his employment agreement if his employment had continued, as this amount is greater than the sum of his then-current annual base salary and his annual award bonus opportunity. The then-current annual base salary for each of Mr. Leiker and Mr. Thomas was $543,000. The annual bonus award opportunity for each of Mr. Leiker and Mr. Thomas was $488,700.

(o) Named Officer is eligible for Early Retirement; therefore, termination is treated as a "Company-approved retirement prior to age 62," in which the employee must agree to enter into a six-month non-competition agreement. Upon satisfactory completion of the six-month non-competition agreement, 100% of unvested stock options/SARs will vest, 100% of restricted stock/restricted stock units granted prior to February 23, 2005 will vest, and 20% of restricted stock/restricted stock units will vest for each whole year that has passed since the grant date for grants made on or after February 23, 2005. The above presentation assumes that (1) all unvested stock options/SARs vest and (2) the Named Officer becomes entitled to all shares of restricted stock/restricted stock units to which he would be entitled under his grant agreements as of December 31, 2007. However, the actual value of any stock options/SARs and restricted stock/restricted stock units will be subject to market risk during the six-month term of the non-competition agreement. The number of stock options/SARs that will vest for Mr. Thomas is 111,250 and for Mr. Garrison is 46,250. The number of restricted stock/restricted stock units that will vest for Mr. Thomas is 39,977 and for Mr. Garrison is 19,949.

(p) In accordance with the EOG Resources, Inc. Severance Pay Plan, amount is calculated as 52 weeks of pay contingent upon the Named Officer signing a waiver and release of claims.

(q) In accordance with the Change of Control Severance Plan, amount is the aggregate sum of (1) two weeks of base pay per year of service or portion thereof (13 times $12,500), plus (2) one month of base pay for each $10,000 or portion thereof of Mr. Garrison's annual base pay of $325,000 (33 times $27,083), plus (3) one month of base pay for each five percent of Mr. Garrison's annual bonus award opportunity, if any, or portion thereof under the bonus program in effect immediately prior to the change of control (15 times $27,083, based on Mr. Garrison's current bonus target of 75%). This aggregate amount is greater than six months base pay for Mr. Garrison, but under the cap described under " Payments Made Upon a Change of Control — Change of Control Severance Plan" above.

Mr. Hunsaker retired from EOG effective April 30, 2007. The amounts set forth in the table below reflect actual amounts paid or payable to Mr. Hunsaker pursuant to his employment agreement and, in connection with his retirement, the value realized by Mr. Hunsaker upon the acceleration of the vesting of his stock option/SAR and restricted stock awards and other benefits received by him.

Executive Benefits and Payments	Barry Hunsaker, Jr.
Base Salary(a)	$ 843,750
Bonus(a)	$ 587,250
Stock Options/SARs	$2,662,725
Restricted Stock	$1,737,479
Unused Vacation	$ 31,056
Total:	**$5,862,260**

(a) Represents amounts paid pursuant to Mr. Hunsaker's employment agreement.

DIRECTOR COMPENSATION

Our directors receive a quarterly retainer of $21,250. There are no per-meeting or chairmanship fees paid to any director. The terms and number of stock options granted to our directors are described in footnote (b) to the "Director Compensation Table" below. Directors can participate in our Matching Gifts Program to the same extent as employees.

DIRECTOR COMPENSATION TABLE

The following table summarizes certain information regarding compensation paid or accrued during fiscal year 2007 to each director who was not our employee or an employee of one of our affiliates ("non-employee director").

Name	Fees Earned or Paid in Cash ($)(a)	Stock Awards ($)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(c)	Total ($)
George A. Alcorn	$85,000		$311,348			$ 5,428	$401,776
Charles R. Crisp	$85,000		$311,348			$ 671	$397,019
William D. Stevens(d)	$85,000		$311,348				$396,348
H. Leighton Steward	$85,000		$311,348			$61,938	$458,286
Donald F. Textor	$85,000		$311,348			$60,000	$456,348
Frank G. Wisner	$85,000		$311,348				$396,348

(a) Non-employee directors can defer fees to a later specified date by participating in the 1996 Deferral Plan. Under the 1996 Deferral Plan, deferrals are invested into either (i) a flexible deferral account in which deferrals are treated as if they had been invested into various investment funds as directed by the participant or (ii) a phantom stock account in which deferrals are treated as if they had purchased our Common Stock at the closing price on the date such deferred fee would otherwise had been paid, and include reinvestment of dividends. In 2007, five of the non-employee directors participated in the 1996 Deferral Plan.

(b) Non-employee directors participate in the EOG Resources, Inc. 1993 Nonemployee Directors Stock Option Plan (as amended and restated, "Directors Stock Option Plan"), which was approved by our stockholders at our 2002 annual meeting of stockholders. Under the terms of the Directors Stock Option Plan, each non-employee director receives, on the date of each annual meeting of stockholders, stock options to purchase 14,000 shares of our Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant. In addition, each non-employee director who is elected or appointed to the Board for the first time is granted, on the date of such election or appointment, stock options to purchase 14,000 shares of our Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant. Stock options granted under the Directors Stock Option Plan vest 50% after one year and 100% after two years of service as a director, following the date of grant, and all stock options expire ten years from the date of grant. The grant-date present value of each stock option grant is estimated using the Hull-White II binomial option pricing model. Based on the Hull-White II binomial option pricing model, assuming a dividend yield of 0.3%, expected volatility of 28.6%, risk-free interest rate of 4.8% and a weighted-average expected life of 3.8 years, the value of the stock options granted on April 24, 2007 was $21.40 per share, the value of the stock options granted on May 2, 2006 was $23.48 per share and the value of the stock options granted on May 3, 2005 was $14.61 per share. Following is the aggregate number of stock options outstanding as of December 31, 2007 for each non-employee director: Mr. Alcorn, 49,000 stock options; Mr. Crisp and Mr. Steward, 56,000 stock options each; Mr. Stevens, 42,000 stock options; Mr. Textor, 35,000 stock options; and Mr. Wisner, 126,000 stock options.

(c) All Other Compensation for Mr. Alcorn and Mr. Crisp consists solely of reimbursement for EOG-requested spouse travel, including a gross-up for payment of taxes. All Other Compensation for Mr. Steward consists of reimbursement for EOG-requested spouse travel, including a gross-up for payment of taxes of $1,938, and charitable matching contributions of $60,000. All Other Compensation for Mr. Textor consists solely of charitable matching contributions.

(d) Mr. Stevens will retire from the Board at the end of his current term, which will expire in conjunction with the Annual Meeting, and will therefore not stand for re-election as a director at the Annual Meeting.

EQUITY COMPENSATION PLAN INFORMATION

We have various plans under which our employees and non-employee members of our Board have been or may be granted certain equity compensation consisting of stock options/SARs, restricted stock/restricted stock units and phantom stock. The 1992 Stock Plan, the Directors Stock Option Plan and the ESPP have been approved by our stockholders. Our plans that have not been approved by our stockholders are described below. The following table sets forth information regarding our equity compensation plans aggregated by the various plans approved by our stockholders and those plans not approved by our stockholders, in each case as of December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity Compensation Plans Approved by Stockholders	9,241,133	$51.01	1,222,347(1)(2)
Equity Compensation Plans Not Approved by Stockholders	3,199,743	$21.06	151,527(3)(4)
Total	12,440,876	$43.30	1,373,874

(1) Of these securities, 213,286 shares remain available for purchase under the ESPP.

(2) Of these securities, 971,061 could be issued as restricted stock or restricted stock units under the 1992 Stock Plan.

(3) Of these securities, 27,663 phantom stock units remain available for issuance under the 1996 Deferral Plan.

(4) Of these securities, 123,864 could be issued as restricted stock or restricted stock units under the Amended and Restated 1994 Stock Plan ("1994 Stock Plan").

Stock Plans Not Approved by Stockholders

1994 Stock Plan. The Board approved the 1994 Stock Plan, which provides equity compensation to our employees who are not directors of EOG or "officers" of EOG within the meaning of Rule 16a-1 under the Exchange Act. Under the 1994 Stock Plan, our employees have been or may be granted stock options (rights to purchase shares of our Common Stock at a price not less than the market price of our Common Stock on the date of grant). Stock options vest on a graded vesting schedule up to four years from the date of grant based on the nature of the grants and as defined in individual grant agreements. Terms for stock options granted under the plan have not exceeded a maximum term of 10 years. Employees have also been or may be granted shares of restricted stock and/or restricted stock units without cost to the employee. The shares and units granted generally vest up to five years after the date of grant as defined in individual grant agreements. Upon vesting of restricted stock, unrestricted shares of our Common Stock are released to the employee, and upon vesting of restricted stock units, each restricted stock unit is converted into one share of our Common Stock and released to the employee.

1996 Deferral Plan. The Board also approved the 1996 Deferral Plan, under which payment of base salary, annual bonus and directors fees may be deferred into a phantom stock account. In a phantom stock account, deferrals are treated as if shares of our Common Stock were purchased at the closing price of our Common Stock on the date of deferral. Dividends are credited quarterly and treated as if reinvested in shares of our Common Stock. Payment of a phantom stock account is made in actual shares of our Common Stock. A total of 120,000 shares have been registered for issuance under the plan. As of December 31, 2007, 92,337 phantom stock units had been issued.

RELATED PARTY TRANSACTIONS

In March 2008, our Board adopted a written policy relating to the review and approval of "related party transactions." Generally, under this policy and related SEC regulations, (i) a "related party transaction" is a transaction, or a material amendment to a transaction, involving more than $120,000 and a "related party" and EOG or one of its subsidiaries and (ii) a "related party" is (a) a director or executive officer of EOG, (b) a beneficial owner of more than five percent of our Common Stock, (c) an immediate family member of, or person sharing the home of, an EOG director or executive officer or beneficial owner of more than five percent of our Common Stock or (d) an entity that is owned or controlled by any of the foregoing persons or for which any of the foregoing persons serves as an executive officer, general partner, principal or in a similar capacity or position.

Consistent with the recommendations of the NYSE, our policy requires the Audit Committee to review and approve (in the case of a proposed transaction), or ratify (in the case of an existing transaction), each related party transaction. In reviewing and approving, or ratifying (as the case may be), any related party transaction or material amendment to any such transaction, the Audit Committee must satisfy itself that it has been fully informed as to the related party's relationship to EOG and interest in the transaction and as to the material facts of the transaction, and must determine that the related party transaction is in, or is not inconsistent with, the best interests of EOG and its stockholders.

Prior to March 2008, we did not have specific procedures for the review of, or standards for the approval or ratification of, transactions with related persons, but instead reviewed such transactions on a case-by-case basis.

No transactions occurred during 2007 or are currently proposed that require disclosure under the SEC regulations.

In addition to our related party transaction policy, our Code of Conduct prohibits transactions involving or benefiting a director or executive officer (or a family member of a director or executive officer) that may constitute a conflict of interest, except as approved by the Board. Any waiver of our Code of Conduct in favor of a director or executive officer requires Board or Board committee approval and reporting under applicable SEC and NYSE regulations; see "Corporate Governance — Codes of Conduct and Ethics and Corporate Governance Guidelines" above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of our Common Stock to file reports of their ownership of, and transactions in, our Common Stock with the SEC and to furnish us with copies of the reports they file.

Based upon our review of the Section 16(a) filings that have been received by us and inquiries made to our directors and executive officers, we believe that all filings required to be made under Section 16(a) during 2007 and prior fiscal years were timely made. Pursuant to SEC rules, we are not required to disclose in this proxy statement any failure to timely file a Section 16(a) report that has been previously disclosed by us in a prior proxy statement.

ITEM 1.

ELECTION OF DIRECTORS

At the Annual Meeting, six directors are to be elected to hold office until the next succeeding annual meeting of stockholders and until their respective successors have been elected and qualified. All of the nominees are our current directors. As a result of Mr. Alcorn having attained the age of 74, the Board, in accordance with our Corporate Governance Guidelines, has specifically approved his standing for re-election. Mr. Stevens, a current member of the Board, has notified the Nominating Committee of the Board that he will retire from the Board at the end of his current term, which will expire in conjunction with the Annual Meeting, and will therefore not stand for re-election as a director at the Annual Meeting. Mr. Segner resigned from the Board effective June 30, 2007.

A majority of the votes cast in person or by proxy by the holders of our Common Stock entitled to vote at the Annual Meeting is required to elect a director. Under Delaware law, broker non-votes (which occur if a broker or other nominee does not have discretionary authority and has not received instructions with respect to a particular proposal) would not have the same effect as a vote withheld with respect to a particular director.

Pursuant to our Corporate Governance Guidelines, any nominee for director who fails to receive a majority vote of our stockholders at the Annual Meeting must promptly tender his or her resignation to the Nominating Committee of the Board. The Nominating Committee will evaluate the resignation and make a recommendation to the Board, who will then act on the tendered resignation within 90 days following certification of the stockholder vote.

Unless contrary instructions are given by the stockholder delivering such proxy, it is the intention of the persons named in the enclosed form of proxy to vote such proxy "FOR" the election of the nominees named herein. Should any nominee become unavailable for election, discretionary authority is conferred to vote for a substitute.

Pursuant to our bylaws, the Board has set the number of directors that shall constitute the Board at six, effective as of the date of the Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named on the enclosed form of proxy, and stockholders may not cumulate their votes in the election of directors.

The following information regarding the nominees, their age (as of February 29, 2008) and their principal occupations, employment history and directorships in certain companies is as reported by the respective nominees.

The Board of Directors recommends voting "FOR" each of the nominees listed below



GEORGE A. ALCORN, 75
Director since 2000

Mr. Alcorn has served as President of Alcorn Exploration, Inc., an oil and natural gas exploration and production company, since July 1982. He is a past chairman of the Independent Petroleum Association of America and a founding member and past chairman of the Natural Gas Council. Mr. Alcorn is also a director of Linn Energy, LLC.



CHARLES R. CRISP, 60
Director since 2002

Mr. Crisp's principal occupation is investments. Mr. Crisp was President and Chief Executive Officer and a director of Coral Energy, LLC, a subsidiary of Shell Oil Company from 1999 until his retirement in November 2000, and President and Chief Operating Officer and a director from January 1998 through February 1999. Mr. Crisp is also a director of AGL Resources Inc., Intercontinental Exchange, Inc. and Targa Resources, Inc.



MARK G. PAPA, 61
Director since 1998

Mr. Papa was elected Chairman of the Board and Chief Executive Officer of EOG in August 1999, President and Chief Executive Officer and director in September 1998, President and Chief Operating Officer in September 1997 and President in December 1996, and was President-North America Operations from February 1994 to December 1996. Mr. Papa joined Belco Petroleum Corporation, a predecessor of EOG, in 1981. Mr. Papa is also a director of Oil States International, Inc., an oilfield service company.



H. LEIGHTON STEWARD, 73
Director since 2004

Mr. Steward is author-partner of Sugar Busters, LLC, a provider of seminars, books and products related to helping people follow a healthy and nutritious lifestyle. He retired from Burlington Resources, Inc., an oil and gas exploration, production and development company, in 2000, where he had served as Vice Chairman since 1997. Mr. Steward is former Chairman of the U.S. Oil and Gas Association and the Natural Gas Supply Association, and is currently an honorary director of the American Petroleum Institute.



DONALD F. TEXTOR, 61
Director since 2001

Mr. Textor's principal occupation is Portfolio Manager for the Dorset Management Corporation, an investment management and advisory firm, and Partner of Knott Partners Management LLC, also an investment management and advisory firm. Previously, Mr. Textor was a partner and managing director of Goldman Sachs & Co. until his retirement in March 2001. Mr. Textor is also a director of Trilogy Energy Trust.



FRANK G. WISNER, 69
Director since 1997

Mr. Wisner has served as Vice Chairman, External Affairs of American International Group, Inc., an insurance and financial services company, since 1997, following his retirement as U.S. Ambassador to India. Mr. Wisner is also a director of Ethan Allen Interiors Inc.

ITEM 2.

RATIFICATION OF APPOINTMENT OF AUDITORS

General

For fiscal years 2007 and 2006, we retained our principal auditors, Deloitte & Touche LLP ("Deloitte"), independent public accountants, to provide services in the following categories and, in consideration of such services, paid to Deloitte the following amounts:

Audit Fees. The aggregate fees billed for professional services rendered by Deloitte for the audit of our financial statements for the fiscal years ended December 31, 2007 and December 31, 2006, and the reviews of the financial statements included in our Forms 10-Q for such years, were $1,989,271 and $1,769,252, respectively.

Audit-Related Fees. The aggregate fees billed for the years ended December 31, 2007 and December 31, 2006 for assurance and related services rendered by Deloitte that were reasonably related to the performance of the audit or review of our financial statements, but not reportable as Audit Fees above, were $128,733 and $74,789, respectively. Audit-Related Fees for 2007 and 2006 were primarily for audits of our benefit plans.

Tax Fees. There were no professional services rendered by Deloitte for tax compliance, tax advice and tax planning for the years ended December 31, 2007 and December 31, 2006.

All Other Fees. The aggregate fees billed for services rendered by Deloitte not reportable as Audit Fees, Audit-Related Fees or Tax Fees above for the years ended December 31, 2007 and December 31, 2006 were $108,599 and $78,860, respectively. All Other Fees for 2007 primarily related to comfort letter work with respect to our September 2007 offering of our 5.875% Senior Notes due 2017; All Other Fees for 2006 primarily related to software license renewals and conference registration fees.

Pre-Approval of Audit and Non-Audit Services. The Audit Committee pre-approves all audit and non-audit services provided to us by our independent auditors at the first meeting of each calendar year and at subsequent meetings as necessary. The non-audit services to be provided are specified and shall not exceed a specified dollar limit.

During the course of a fiscal year, if additional non-audit services are deemed to be appropriate or advisable, these services are presented to the Audit Committee for pre-approval, subject to the availability of the *de minimus* exception for non-audit services set forth in Section 202 of the Sarbanes-Oxley Act of 2002 ("SOX") and in Rule 2-01 of Regulation S-X.

None of the services rendered by Deloitte for the years ended December 31, 2007 and December 31, 2006 and reportable as Audit-Related Fees, Tax Fees or All Other Fees above were approved by the Audit Committee pursuant to such *de minimus* exception.

Management is directed to provide a report to the Audit Committee at each meeting of the Audit Committee during the remainder of the calendar year, showing in reasonable detail the services provided by the independent auditors to us since the beginning of the calendar year, as well as the then-estimated cost to-date of audit and non-audit services.

The Audit Committee has delegated to the Chairman of the Audit Committee the authority to approve non-audit services provided by the independent auditors to us pursuant to the *de minimus* exception for non-audit services referred to above and set forth in SOX Section 202 and in Rule 2-01 of Regulation S-X.

Ratification of Appointment for 2008

The Audit Committee of the Board has appointed Deloitte to audit our consolidated financial statements for the year ending December 31, 2008, and such appointment has been approved by the Board.

Ratification of this appointment shall be effective upon the affirmative vote of the holders of a majority of the Common Stock present or represented by proxy and entitled to vote at the Annual Meeting. Under Delaware law, unlike broker non-votes (which occur if a broker or other nominee does not have discretionary authority and has not received instructions with respect to a particular proposal), abstentions would have the same effect as a vote against this proposal.

In the event the appointment of Deloitte is not ratified, the Audit Committee will consider the appointment of other independent auditors. A representative of Deloitte is expected to be present at the Annual Meeting and will be available to make a statement if such representative desires to do so and to respond to appropriate questions.

The Board of Directors recommends voting "FOR" this proposal.

ITEM 3.

APPROVAL OF THE EOG RESOURCES, INC. 2008 OMNIBUS EQUITY COMPENSATION PLAN

General

On March 4, 2008, our Board adopted the EOG Resources, Inc. 2008 Omnibus Equity Compensation Plan ("2008 Plan"), subject to approval by our stockholders.

Since our inception, we have recognized the importance of aligning the interests of our employees and directors with those of our stockholders. The 2008 Plan reflects this recognition by providing our employees and directors with additional performance incentives and an opportunity to obtain or increase their equity interest in EOG, thereby encouraging them to continue in their service with us and contribute to EOG's success.

The 2008 Plan will be administered by the Compensation Committee of our Board, which, as noted above, is composed exclusively of non-employee independent directors. The Compensation Committee will have exclusive authority to select the participants to whom awards under the 2008 Plan may be granted and to determine the type, size and terms of each award. The Compensation Committee will also make all determinations that it decides are necessary or desirable in the interpretation and administration of the 2008 Plan.

The following summary of the material features of the 2008 Plan is qualified in its entirety by reference to the full text of the 2008 Plan that is attached as Exhibit A to this proxy statement.

General Terms

Any employee or non-employee director of EOG (hereinafter, a "participant") is eligible to receive awards under the 2008 Plan.

The 2008 Plan provides for awards of incentive stock options, non-qualified stock options, SARs, restricted stock, restricted stock units, performance stock, performance units and other stock-based awards.

The aggregate number of shares of our Common Stock authorized for grant under the 2008 Plan is 6,000,000. The aggregate number of shares of our Common Stock authorized for grant under the 2008 Plan (a) as restricted stock, restricted stock units, performance stock, performance unit or other stock-based awards is 2,400,000, (b) as incentive stock options ("ISOs") is 1,000,000 and (c) as non-qualified stock options ("NQSOs") or SARs is 6,000,000. As of March 14, 2008 (the Record Date), the aggregate fair market value of the maximum number of shares that may be granted under the 2008 Plan was approximately $756,600,000, based on the closing price per share of our Common Stock of $126.10 on the NYSE on that date.

Each share of our Common Stock that is subject to an award counts as one share of Common Stock against the aggregate authorized number. The maximum number of shares that may be granted during any fiscal year under the 2008 Plan for certain types of awards is set forth in the chart below:

Type of Award	Maximum Number of Shares of Common Stock that May Be Granted to an Employee During a Fiscal Year
Stock Options	500,000 (plus the unused limit from the prior fiscal year)
SARs	500,000 (plus the unused limit from the prior fiscal year)
Performance Stock	50,000
Performance Units	50,000

Generally, if an award granted under the 2008 Plan is forfeited or cancelled for any reason, the shares allocable to the forfeited or cancelled portion of the award may again be subject to an award granted under the 2008 Plan. If shares are delivered to satisfy the exercise price of any option award or are used to exercise a SAR, those shares will not again be available under the 2008 Plan. If any shares are withheld to satisfy tax obligations associated with any award, those shares will not again be available under the 2008 Plan.

The Board may amend the terms of the 2008 Plan at any time, subject to the stockholder approval requirements of applicable law, the NYSE and other rules and regulations applicable to EOG.

Awards granted under the 2008 Plan are non-transferable by the holder other than under a qualified domestic relations court order or by will or under the laws of descent and distribution, and are generally exercisable during the holder's lifetime only by the holder.

In case of certain corporate acquisitions by EOG, awards may be granted under the 2008 Plan in substitution for stock options or other awards held by employees of other entities who are about to become employees of EOG. The terms and conditions of such substitute awards may vary from the terms and conditions set forth in the 2008 Plan to such extent as the Board may deem appropriate to conform to the provisions of the award for which the substitution is being granted.

The Board may establish certain performance goals applicable to performance stock awards and performance unit awards granted under the 2008 Plan. Information relating to the specific performance criteria that may be used in connection with these performance goals are described in more detail below.

The 2008 Plan will have a term of 10 years, unless terminated earlier.

Stock Options

The Compensation Committee may grant ISOs and NQSOs to participants. ISOs are options to purchase shares of our Common Stock that are intended to qualify for special tax treatment under Section 422 of the Code; NQSOs do not qualify for such treatment. The exercise price of stock options granted under the 2008 Plan may not be less than 100% of the fair market value of a share of our Common Stock on the date of grant (110% if an ISO and the recipient is a 10% or greater stockholder of EOG). The term of options may not exceed seven years (for an ISO, five years if the recipient is a 10% or greater stockholder of EOG). For options granted under the 2008 Plan, the Compensation Committee will determine the stock option's vesting schedule and any exercise restrictions.

The exercise price and any applicable tax withholding for stock options may be paid (i) by cash, certified check, bank draft or money order, (ii) by means of a "cashless" exercise, (iii) by using shares of our Common Stock that have been owned or deemed owned by the optionee for over six (6) months (provided that the use of the shares will not result in an earnings charge to EOG) or (iv) in any other form of payment which is acceptable to the Compensation Committee.

The 2008 Plan prohibits any repricing of stock options after their grant, other than in connection with a stock split or the payment of a stock dividend.

SARs

Subject to the terms and conditions of the 2008 Plan, a SAR entitles its holder to the right to receive an amount equal to the excess of (a) the fair market value of one share of Common Stock on the date of exercise of the SAR over (b) the grant price of the SAR. All SARs granted under the 2008 Plan must have a grant price equal to or greater than the fair market value of our Common Stock at the time the SAR is granted.

The Compensation Committee may determine the term of any SAR, so long as that term does not exceed seven years. With respect to the exercise of a SAR, the Compensation Committee, in its sole discretion, may also impose whatever further terms and conditions it deems advisable. The Compensation Committee may also determine the extent to which any holder of a SAR will have the right to exercise the SAR following such holder's termination of employment or other severance of service with EOG.

Upon the exercise of a SAR, a holder will be entitled to receive payment in an amount determined by multiplying (i) the excess of the fair market value of a share of our Common Stock on the date of exercise over the grant price of the SAR by (ii) the number of shares of Common Stock with respect to which the SAR is exercised. At the discretion of the Compensation Committee, this payment may be in cash, in shares of our Common Stock of equivalent value, in some combination thereof, or in any other form that may be approved by the Compensation Committee.

Restricted Stock

The Compensation Committee may grant restricted stock to any eligible persons selected by it. The amount of an award of restricted stock, and any vesting or transferability provisions relating to such an award, are to be determined by the Compensation Committee in its sole discretion.

Subject to the terms and conditions of the 2008 Plan, each recipient of a restricted stock award will have the rights of a stockholder of EOG with respect to the shares of restricted stock included in the restricted stock award during any period of restriction established for the restricted stock award, including the right to vote the restricted stock. All dividends and distributions (whether in cash, stock or otherwise) on unvested shares of restricted stock will not be paid, but will be credited for the future benefit of the holder. At such time as vested shares are delivered to the holder, all accumulated dividends and distributions attributable to the vested shares (without interest) will be paid in cash, shares of our Common Stock or such other form as we determine. Any dividends and distributions on non-vested restricted stock will be forfeited in the same manner and at the same time as the respective shares of restricted stock to which they are attributable are forfeited.

Restricted Stock Unit Awards

The Compensation Committee will determine the material terms of restricted stock unit awards, including the vesting schedule, the price (if any) to be paid by the recipient in connection with the award and any transferability restrictions or other conditions applicable to the award.

A restricted stock unit award is similar in nature to a restricted stock award except that in the case of a restricted stock unit, no shares of Common Stock are actually transferred to a holder until a later date, as specified in the applicable award agreement. Accordingly, a holder of a restricted stock unit will not have the rights of a stockholder of EOG. Each restricted stock unit will have a value equal to the fair market value of a share of our Common Stock. All dividends and distributions (whether in cash, stock or otherwise) on unvested restricted stock units will not be paid but will be credited for the future benefit of the recipient. At such time as vested restricted stock units are paid, all accumulated dividends and distributions attributable to the vested restricted stock unit (without interest) will be paid in cash, shares of our Common Stock or such other form as we determine. Any dividends and distributions on non-vested restricted stock units will be forfeited in the same manner and at the same time as the respective restricted stock units to which they are attributable are forfeited.

Payment under a restricted stock unit award will be made in shares of our Common Stock and will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the restricted stock unit is no longer subject to a "substantial risk of forfeiture" (as that term is defined in the 2008 Plan) or (ii) at a time that is permissible under Section 409A of the Code.

Performance Stock Awards and Performance Unit Awards

The Compensation Committee will determine the material terms of performance awards, including the amount of the award, any vesting or transferability restrictions, and the performance period over which the performance goal of such award shall be measured. Subject to the terms and conditions of the 2008 Plan, each holder of a performance stock award will have all the rights of a stockholder with respect to the shares of our Common Stock issued to the holder pursuant to the award during any period in which such issued shares are subject to forfeiture and restrictions on transfer, including the right to vote such shares. A holder of a performance unit award will not have the rights of a stockholder of EOG.

All dividends and distributions (whether in cash, stock or otherwise) on unvested performance stock or performance unit awards will not be paid but will be credited for the future benefit of the recipient. At such time as vested performance stock or performance unit awards are paid, all accumulated dividends and distributions attributable to the vested award (without interest) will be paid in cash, shares of our Common Stock or such other form as we determine. Any dividends and distributions on non-vested awards will be forfeited in the same manner and at the same time as the respective performance stock or performance unit awards to which they are attributable are forfeited.

Any performance goal for a particular performance stock award or performance unit award must be established by the Compensation Committee prior to the earlier of (i) 90 days after the commencement of the period of service to which such performance goal relates or (ii) the lapse of 25 percent of the period of service. In any event, the performance goal must be established while the outcome is substantially uncertain.

Performance goals for awards will be designed to support the business strategy and align the interests of our executive officers and non-employee directors with those of our stockholders. For performance stock awards and performance unit awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code, performance goals will be based on one or more of the following business criteria:

- total stockholder return;
- net income;
- earnings per share;
- stock price;
- market share;
- return on capital employed;
- after-tax rate of return with respect to our capital expenditures;
- return on equity;
- return on assets;
- operating income;
- earnings before interest and taxes;
- cash flow;
- cash flow from operations;
- unit costs;
- cost reductions;
- production volume growth;
- reserve replacement ratio;
- reserve replacement costs; and/or
- debt-to-total capitalization ratio.

Achievement of such goals may be measured individually or in any combination, at the discretion of the Compensation Committee; on an absolute basis or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary, unusual and/or nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions, divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges or the results of discontinued operations.

Performance unit awards will be paid in shares of our Common Stock or in cash, in accordance with procedures established by the Compensation Committee. Any payment under a performance unit award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the performance unit payment is no longer subject to a "substantial risk of forfeiture" (as that term is defined in the 2008 Plan) or (ii) at a time that is permissible under Section 409A of the Code.

The award of performance stock or performance units under the 2008 Plan may also be in lieu of cash payments under our Executive Officer Annual Bonus Plan, based upon achievement of the performance criteria established under the terms of our annual bonus program.

Other terms and conditions applicable to performance awards may be determined by the Compensation Committee at the time of grant.

Other Stock-Based Awards

Under the 2008 Plan, the Compensation Committee may also grant other types of equity-based or equity-related awards not otherwise expressly contemplated by the 2008 Plan in such amounts, and subject to such terms and conditions, as the Compensation Committee shall determine. Such awards may be designed to comply with or take advantage of the applicable laws of jurisdictions other than the United States.

Each other stock-based award will be expressed in terms of shares of our Common Stock or units based on shares of our Common Stock, as determined by the Compensation Committee. The Compensation Committee also may establish performance goals relating to other stock-based awards. If the Compensation Committee decides to establish performance goals, the number and/or value of such other stock-based awards that will be paid out to the holder will depend on the extent to which such performance goals are met.

Payment with respect to an other stock-based award may be made in shares of our Common Stock or cash, as determined by the Compensation Committee.

The Compensation Committee will determine the extent to which a holder's rights under an other stock-based award will be affected by the holder's termination of employment or other separation from service with EOG.

Other terms and conditions applicable to other stock-based awards may be determined by the Compensation Committee at the time of grant.

Effect of Certain Transactions and Change of Control

The 2008 Plan provides that appropriate adjustments may be made to any outstanding award in case of any change in our outstanding Common Stock by reason of a recapitalization, reorganization, subdivision, merger, consolidation, combination, exchange, stock dividend or other relevant change to our capital structure.

For any award granted under the 2008 Plan, the Compensation Committee may specify the effect of a change in control of EOG upon that award. Unless otherwise provided in an award agreement, if a transaction that constitutes a change in control, as defined in the 2008 Plan, occurs, then upon the date a press release is issued announcing a pending stockholder vote or other transaction which, if approved or consummated, would constitute a change in control or a tender offer or exchange offer is publicly announced or commenced which, if consummated, would constitute a change in control, (i) any and all outstanding options and stock appreciation rights become vested and exercisable, (ii) any and all restricted stock units become vested and payable and all restrictions on any and all restricted stock lapse and (iii) any and all outstanding performance units and performance shares vest and become payable as if any applicable performance objectives were met at the target level.

In the event of a change in capitalization as defined in the 2008 Plan, adjustments and other substitutions will be made to the 2008 Plan, including adjustments to the maximum number of shares subject to the 2008 Plan, the number and class of shares subject to awards and, if applicable, the exercise price of outstanding awards.

Awards Currently Contemplated Under the 2008 Plan

No awards are currently contemplated under the 2008 Plan. Because the Board has not yet considered the issuance of awards under the 2008 Plan, the benefits or amounts that will be received by or allocated to various recipients under the 2008 Plan are not currently determinable.

Federal Income Tax Consequences

The following discussion summarizes certain federal income tax consequences of the issuance and receipt of stock options and other awards pursuant to the 2008 Plan under the law as in effect on the date of this proxy statement. The rules governing the tax treatment of stock options and other awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory tax provisions are subject to change, as are their interpretations, and, moreover, their application may vary in individual circumstances. This summary does not purport to cover all federal employment tax or other federal tax consequences associated with awards under the 2008 Plan, nor does it address state, local or non-United States tax consequences.

NQSOs, SARs, Restricted Unit Awards, Performance Stock Awards, Performance Unit Awards and Other Stock-Based Awards. A participant generally is not required to recognize income upon the grant of a NQSO, SAR, restricted stock unit, performance stock award, performance unit award or other stock-based award. Instead, ordinary income generally is required to be recognized on the date the stock option or SAR is exercised or, in the case of restricted stock unit awards, performance stock awards, performance unit awards or other stock-based awards, upon the issuance of shares pursuant to the terms of the award. In general, the amount of ordinary income required to be recognized is: (a) in the case of a NQSO, an amount equal to the excess, if any, of the fair market value of the shares of our Common Stock received upon exercise on the exercise date over the exercise price, (b) in the case of a SAR, the fair market value of any shares received upon exercise, plus the fair market value of any shares that were withheld in satisfaction of any applicable taxes due upon the exercise of the award and (c) in the case of restricted stock unit awards, performance stock awards, performance unit awards or other stock-based awards, the fair market value of any shares received in respect thereof, plus the fair market value of any shares that were withheld in satisfaction of any applicable taxes due on the vesting or payment of such awards.

ISOs. A participant is not taxed at the time an ISO is granted. The tax consequences upon exercise and later disposition depend upon whether the participant holds the shares received upon exercise of an ISO for more than one year after exercise and two years after the date of grant of the option. If the participant satisfies this holding period, for regular tax purposes the participant will not realize income upon exercise of the ISO and EOG will not be allowed an income tax deduction at any time. The difference between the exercise price and the amount realized upon disposition of the shares by the participant will constitute a long-term capital gain or a long-term capital loss, as the case may be. If the participant fails to meet the holding period, a disqualifying disposition occurs and the participant generally recognizes as ordinary income, in the year of the disqualifying disposition, the excess of the fair market value of the shares at the date of exercise over the exercise price. Any excess of the sales price over the fair market value at the date of exercise will be recognized by the participant as long-term or short-term capital gain, depending on the length of time the Common Stock was held after the option was exercised. If, however, the sales price is less than the fair market value at the date of exercise, then the ordinary income recognized by the participant is generally limited to the excess of the sales price over the exercise price. In both situations, EOG's tax deduction is limited to the amount of ordinary income recognized by the participant. Different consequences apply for a participant subject to the alternative minimum tax.

Restricted Stock. Unless a participant who receives an award of restricted stock makes an election under Section 83(b) of the Code as described below, the participant generally is not required to recognize ordinary income on the award of restricted stock. Instead, on the date the shares vest (i.e. become transferable and no longer subject to forfeiture), the participant will be required to recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on such date over the amount, if any, paid for such shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient. If a participant makes a Section 83(b) election within 30 days of the date of transfer of the restricted stock, the participant will recognize ordinary income on the date the shares are awarded. The amount of ordinary income required to be recognized is equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for such shares. In such case, the participant will not be required to recognize additional ordinary income when the shares vest. However, if the shares are later forfeited, a loss can only be recognized up to the amount the participant paid, if any, for the shares.

Gain or Loss on Sale or Exchange of Shares. In general, gain or loss from the sale or exchange of shares granted or awarded under the 2008 Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange.

Deductibility by EOG. To the extent that a participant recognizes ordinary income in the circumstances described above, EOG will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Code (see "Performance-Based Compensation" and "Parachute Payments" below).

Performance-Based Compensation. In general, under Section 162(m) of the Code, compensation paid by a public corporation to its principal executive officer or any of its other top three highly compensated executive officers (other than the principal executive officer or the principal financial officer), ranked by pay, is not deductible to the extent it exceeds $1 million for any year. Taxable payments or benefits under the 2008 Plan may be subject to this deduction limit. However, under Section 162(m), qualifying performance-based compensation, including income from stock options, SARs and other performance-based awards that are made under stockholder-approved plans and that meet certain other requirements, is exempt from the deduction limitation. The 2008 Plan has been designed so that the Compensation Committee in its discretion may grant qualifying exempt performance-based awards under the 2008 Plan.

Parachute Payments. Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of options and benefits paid under other awards in connection with a change of control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent upon the change of control, in excess of certain limits. If these limits are exceeded, a portion of the amounts payable to the participant may be subject to an additional 20% federal tax and may be nondeductible to the corporation.

Withholding. Awards under the 2008 Plan may be subject to tax withholding. Where an award results in income subject to withholding, EOG may require the participant to remit the withholding amount to EOG or cause shares of Common Stock to be withheld or sold in order to satisfy the tax withholding obligations.

Section 409A. Awards of restricted stock units, performance stock awards, performance unit awards or other stock-based awards under the 2008 Plan may, in some cases, result in the deferral of compensation that is subject to the requirements of Section 409A of the Code. Generally, to the extent that deferrals of these awards fail to meet certain requirements under Section 409A of the Code, such awards will be subject to immediate taxation and tax penalties in the year they vest. It is the intent of EOG that awards under the 2008 Plan will be structured and administered in a manner that either complies with or is exempt from the requirements of Section 409A of the Code.

Termination, Amendment and Other Terms of the 2008 Plan

Our Board has the right to terminate or amend the 2008 Plan at any time so long as doing so does not impair or adversely affect any outstanding awards or shares acquired under the 2008 plan without the award holder's consent. Notwithstanding the foregoing, our Board may not amend the 2008 Plan absent stockholder approval to the extent such approval is required by applicable law, the NYSE or other applicable rules and regulations.

Prior Plans

The 2008 Plan is intended to serve as the successor to our 1992 Stock Plan, 1994 Stock Plan and Directors Stock Option Plan (each, a "Prior Plan" and collectively, "Prior Plans"). As such, no further grants will be made under the Prior Plans from and after the effective date of the 2008 Plan, except for awards with respect to shares of our Common Stock which by reason of the terms of the Prior Plans are again made available for grant due to the forfeiture or cancellation of awards outstanding as of the effective date of the 2008 Plan. All outstanding awards under the Prior Plans will continue to be governed by the terms and conditions of the instrument evidencing such grant or issuance. All terms, conditions and limitations, if any, that are set forth in any previously granted award agreement will remain in full force and effect under the terms of the respective Prior Plan pursuant to which it was issued.

Vote Required to Approve the 2008 Plan

The affirmative vote of a majority of the shares of our Common Stock present in person or by proxy at the Annual Meeting and entitled to vote thereat is required to approve the 2008 Plan. Under Delaware law, unlike broker non-votes (which occur if a broker or other nominee does not have discretionary authority and has not received instructions with respect to a particular proposal), abstentions would have the same effect as a vote against this proposal. It is the intention of the persons named in the enclosed form of proxy to vote such proxy "FOR" this proposal.

The Board of Directors recommends voting "FOR" this proposal.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Stockholders may propose matters to be presented at stockholder meetings and may also nominate persons to be directors of EOG. Formal procedures have been established for those proposals and nominations.

Proposals for 2009 Annual Meeting of Stockholders

Proposals of holders of our Common Stock intended to be presented at our 2009 annual meeting of stockholders and to be included in our proxy statement and form of proxy relating to such meeting must be received by us, addressed to Michael P. Donaldson, Corporate Secretary, at our principal executive offices, 1111 Bagby Street, Sky Lobby 2, Houston, Texas 77002, no later than December 5, 2008.

In addition to any other applicable requirements for business to be brought before an annual meeting of stockholders by one of our stockholders, the stockholder must have given timely notice, in writing, to our Corporate Secretary of the business to be brought before an annual meeting of stockholders. To be timely with respect to our 2009 annual meeting of stockholders, notice given by a stockholder must be delivered to, or mailed and received at, our principal executive offices at 1111 Bagby Street, Sky Lobby 2, Houston, Texas 77002, no later than December 5, 2008.

The notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) such stockholder's name and address, as such information appears on our books, (iii) the acquisition date, the class and the number of shares of our Common Stock which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting. In addition to our bylaw provisions, a stockholder must also comply with all applicable requirements of the Exchange Act and the related rules and regulations with respect to the matters set forth in our bylaw provisions. Notwithstanding anything in our bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures outlined above.

Nominations for 2009 Annual Meeting of Stockholders and for Any Special Meetings of Stockholders

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to our Board may be made at a meeting of our stockholders:

- by or at the direction of the Board; or
- by any of our stockholders who is a stockholder of record at the time of giving the notice discussed below, who shall be entitled to vote for the election of directors at the meeting and who complies with the following notice procedures.

Nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to our Corporate Secretary. To be timely, notice given by a stockholder shall be delivered to, or mailed and received at, our principal executive offices at 1111 Bagby Street, Sky Lobby 2, Houston, Texas 77002, (i) with respect to an election to be held at our 2009 Annual Meeting of Stockholders, on or before December 5, 2008 and (ii) with respect to an election to be held at a special meeting of our stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of meeting was made, whichever first occurs.

The notice shall include:

- as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Exchange Act (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected); and
- as to the stockholder giving the notice:
  - the name and address of the stockholder, as they appear of record on our books; and
  - the class and number of shares of our capital stock which are beneficially owned by the stockholder.

In the event a person is validly designated as a nominee to the Board and shall thereafter become unable or unwilling to stand for election to the Board, the Board or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee. Notwithstanding the foregoing bylaw provisions, a stockholder shall also comply with all applicable requirements of the Exchange Act and the related rules and regulations with respect to the matters set forth in the foregoing bylaw provisions.

GENERAL

As of the date of this proxy statement, our management has no knowledge of any business to be presented for consideration at the Annual Meeting other than that described above. If any other business should properly come before the Annual Meeting, it is intended that the shares represented by proxies will be voted with respect thereto in accordance with the judgment of the persons named in such proxies.

By Order of the Board of Directors,



MICHAEL P. DONALDSON
Corporate Secretary

Houston, Texas
April 4, 2008

EXHIBIT A

EOG RESOURCES, INC.
2008 OMNIBUS EQUITY COMPENSATION PLAN

ARTICLE I

ESTABLISHMENT, PURPOSE AND DURATION

1.1 *Establishment.* The Company hereby establishes an equity compensation plan, to be known as the ***"EOG Resources, Inc. 2008 Omnibus Equity Compensation Plan,"*** as set forth in this document. The Plan permits the grant of Incentive Stock Options, Nonqualified Stock Options, SARs, Restricted Stock, RSUs, Performance Stock Awards, Performance Unit Awards and Other Stock-Based Awards. The Plan will become effective as of the approval of the Plan by the Company's stockholders (the ***"Effective Date"***).

1.2 *Purposes of the Plan.* The purposes of the Plan are to encourage selected persons employed by the Company and its Affiliates and other eligible Persons to develop a proprietary interest in the growth and performance of the Company, to generate an increased incentive to contribute to the Company's future success and prosperity, thus enhancing the value of the Company for the benefit of its stockholders, and to enhance the ability of the Company and its Affiliates to attract and retain key individuals who are essential to the progress, growth and profitability of the Company.

1.3 *Duration of Plan.* Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. After the Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

ARTICLE II

DEFINITIONS

The words and phrases defined in this Article shall have the meaning set out below throughout the Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower or different meaning.

2.1. *"Affiliate"* means any corporation, partnership, limited liability company or association, trust or other entity or organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (a) to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

2.2 *"Award"* means, individually or collectively, a grant under the Plan of Incentive Stock Options, Nonqualified Stock Options, SARs, Restricted Stock, RSUs, Performance Stock Awards, Performance Unit Awards and Other Stock-Based Awards, in each case subject to the terms and provisions of the Plan.

2.3 *"Award Agreement"* means an agreement that sets forth the terms and conditions applicable to an Award granted under the Plan.

2.4 *"Beneficial Owner"* or ***"Beneficial Ownership"*** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.5 *"Board"* means the board of directors of the Company.

2.6 *"Change in Control of the Company"* means any of the following events occurring after the Effective Date:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended from time to time, (the ***"Exchange Act"***) (a ***"Covered***

Person") of Beneficial Ownership of 20% or more of either (i) the then outstanding shares of the common stock of the Company (the ***"Outstanding Company Common Stock"***), or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the ***"Outstanding Company Voting Securities"***); *provided, however,* that for purposes of this subsection (a) of this Section 2.6, the following acquisitions shall not constitute a Change in Control of the Company: (1) any acquisition of shares of the Company directly from the Company, (2) any acquisition of shares of the Company by the Company, (3) any acquisition of shares of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (4) any acquisition of shares of the Company by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (c) of this Section 2.6; or

(b) Individuals who, as of the Effective Date, constitute the Board (the ***"Incumbent Board"***) cease for any reason to constitute at least a majority of the Board; *provided, however,* that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Covered Person other than the Board;

(c) Consummation of a reorganization, merger or consolidation or sale of the Company or any subsidiary of the Company, or a disposition of all or substantially all of the assets of the Company (a ***"Business Combination"***), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, direct or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Covered Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination; or

(d) The approval by the stockholders of the Company of the liquidation or dissolution of the Company.

2.7 *"Code"* means the United States Internal Revenue Code of 1986, as amended from time to time.

2.8 *"Committee"* means the Compensation Committee of the Board.

2.9 *"Company"* means EOG Resources, Inc., a Delaware corporation, or any successor (by reincorporation, merger or otherwise).

2.10 *"Corporate Change"* shall have the meaning ascribed to that term in Section 4.5(c).

2.11 *"Covered Employee"* means an Employee who is a "covered employee," as defined in section 162(m) of the Code and the regulations or other guidance promulgated by the Internal Revenue Service under section 162(m) of the Code, or any successor statute.

2.12 *"Director"* means a director of the Company who is not an Employee.

2.13 *"Director Award"* means any NQSO, SAR, or Full Value Award granted to a Director pursuant to such applicable terms, conditions, and limitations as the Board or Committee may establish in accordance with the Plan.

2.14 *"Disability"* means, with respect to an Employee, such total and permanent disability as qualifies the Employee for benefits under the Company's long-term disability insurance policy or plan for Employees as then in effect for a period of not less than three months; or in the event that the Holder is not covered, for whatever reason, under the Company's long-term disability insurance policy or plan for Employees or in the event the Company does not maintain such a long-term disability insurance policy, "Disability" means the Holder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Holder shall submit to an examination by such physician upon request by the Committee.

2.15 *"Employee"* means a person employed by the Company or any Affiliate as a common law employee.

2.16 *"Fair Market Value"* of the Stock as of any particular date means (1) if the Stock is traded on a stock exchange, the closing sale price of the Stock on that date as reported on the principal securities exchange on which the Stock is traded, or (2) if the Stock is traded in the over-the-counter market, the average between the high bid and low asked price on that date as reported in such over-the-counter market; *provided* that (a) if no closing price or bid and asked prices for the stock was so reported on that date, the closing price or bid and asked prices for purposes of the foregoing shall be the closing price or bid and asked prices for the last business day immediately preceding that date for which there is a closing price or bid and asked prices for the stock or (b) if the Stock is not so traded or if, in the discretion of the Committee, another means of determining the fair market value of a share of Stock at such date shall be necessary or advisable, the Committee may provide for another method or means for determining such fair market value, which method or means shall comply with the requirements of a reasonable valuation method as described under Section 409A.

2.17 *"Fiscal Year"* means the calendar year.

2.18 *"Full Value Award"* means an Award other than in the form of an ISO, NQSO, or SAR, and which is settled by the issuance of shares of Stock.

2.19 *"Holder"* means a person who has been granted an Award or any person who is entitled to receive shares of Stock or cash under an Award.

2.20 *"Incentive Stock Option"* or ***"ISO"*** means an option to purchase Stock granted pursuant to Article V that is designated as an Incentive Stock Option and that is intended to satisfy the requirements of section 422 of the Code.

2.21 *"Insider"* shall mean an individual who is, on the relevant date, an officer, a Director, or more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.22 *"Involuntary Termination"* shall mean a Participant's Separation From Service at the election of the Company or Affiliate, *provided* that such separation is not Termination for Cause. Involuntary Termination shall not include transfer of assignment or location of a Participant where the Participant is employed by the Company or an Affiliate (or one of its subsidiaries or affiliated companies), both before and after the transfer, or continued employment with a successor employer immediately following a corporate reorganization or divestiture of assets or stock of the Company or an Affiliate.

2.23 *"Nonqualified Stock Option"* or ***"NQSO"*** means a "nonqualified stock option" to purchase Stock granted pursuant to Article V that does not satisfy the requirements of section 422 of the Code.

2.24 *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

2.25 *"Option Price"* shall have the meaning ascribed to that term in Section 5.3.

2.26 *"Other Stock-Based Award"* means an equity-based or equity-related Award not otherwise described by the terms and provisions of the Plan that is granted pursuant to Article XI.

2.27 *"Participant"* means any eligible person as set forth in Article III to whom an Award is granted.

2.28 *"Performance-Based Compensation"* means compensation under an Award that satisfies the requirements of section 162(m) of the Code for deductibility of remuneration paid to Covered Employees.

2.29 *"Performance Goals"* means one or more of the criteria described in Section 9.2 on which the performance goals applicable to an Award are based.

2.30 *"Performance Stock Award"* means an Award designated as a performance stock award granted to a Holder pursuant to Article IX.

2.31 *"Performance Unit Award"* means an Award designated as a performance unit award granted to a Holder pursuant to Article IX.

2.32 *"Period of Restriction"* means the period during which Restricted Stock is subject to a substantial risk of forfeiture (based on the passage of time, the achievement of Performance Goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article VII.

2.33 *"Permissible under Section 409A"* means with respect to a particular action (such as, the grant, payment, vesting, settlement or deferral of an amount or Award under the Plan) that such action shall not subject the compensation at issue to be subject to the additional tax or interest applicable under Section 409A.

2.34 *"Plan"* means the EOG Resources, Inc. 2008 Omnibus Equity Compensation Plan, as set forth in this document as it may be amended from time to time.

2.35 *"Restricted Stock"* means shares of restricted Stock issued or granted under the Plan pursuant to Article VII.

2.36 *"Restricted Stock Award"* means an authorization by the Committee to issue or transfer Restricted Stock to a Holder.

2.37 *"Retirement"* means the Employee's Separation from Service after attainment of age 62 with at least five (5) years of service or as early as age 55 with at least five (5) years of service if such separation is approved by the Company.

2.38 *"RSU"* means a restricted stock unit credited to a Holder's ledger account maintained by the Company pursuant to Article VIII.

2.39 *"RSU Award"* means an Award granted pursuant to Article VIII.

2.40 *"SAR"* means a stock appreciation right granted under the Plan pursuant to Article VI.

2.41 *"Section 409A"* means section 409A of the Code and Department of Treasury rules and regulations issued thereunder.

2.42 *"Separation from Service"* means the termination of the Award recipient's employment or service relationship with the Company and all Affiliates as determined under Section 409A.

2.43 *"Stock"* means the common stock of the Company, $0.01 par value per share (or such other par value as may be designated by act of the Company's stockholders).

2.44 *"Substantial Risk of Forfeiture"* shall have the meaning ascribed to that term in Section 409A.

2.45 *"Ten Percent Stockholder"* means an individual, who, at the time the applicable Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate. An individual shall be considered as owning the stock owned, directly or indirectly, by or for his brothers and sisters (whether by the whole or half blood), spouse, ancestors, and lineal descendants; and stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust, shall be considered as being owned proportionately by or for its stockholders, partners, or beneficiaries.

2.46 *"Termination for Cause"* means a Participant's Separation from Service at the election of the Company or an Affiliate because of the Participant's (i) conviction of a felony (which, through lapse of time or otherwise, is not subject to appeal); or (ii) willful refusal without proper legal cause to perform the Participant's duties and responsibilities; or (iii) willfully engaging in conduct which the Participant has, or in the opinion of the Committee should have, reason to know is materially injurious to the Company or an Affiliate. Such separation shall be effected by notice thereof delivered by the Company or an Affiliate to the Participant and shall be effective as of the date stated in such notice; *provided, however,* that if (a) such separation is because of the Participant's willful refusal without proper cause to perform any one or more duties and responsibilities and (b) within seven (7) days following the date of such notice the Participant shall cease such refusal and shall use all reasonable efforts to perform such obligations, the separation, if made, shall not be for cause."

ARTICLE III

ELIGIBILITY

The persons who are eligible to receive Awards under the Plan are Employees and Directors. Directors are not eligible to receive ISO Awards.

ARTICLE IV

GENERAL PROVISIONS RELATING TO AWARDS

4.1 *Authority to Grant Awards.* The Committee may grant Awards to those Employees and Directors as the Committee shall from time to time determine, under the terms and conditions of the Plan. Subject only to any applicable limitations set out in the Plan, the number of shares of Stock or other value to be covered by any Award to be granted under the Plan shall be as determined by the Committee in its sole discretion.

4.2 *Dedicated Shares; Maximum Awards.*

(a) *Number of Shares of Stock Dedicated under the Plan for Awards.*

(i) The aggregate number of shares of Stock with respect to which Awards may be granted under the Plan is 6,000,000.

(ii) The aggregate number of shares of Stock with respect to which Full Value Awards may be granted under the Plan is 2,400,000.

(iii) The aggregate number of shares with respect to which ISOs may be granted under the Plan is 1,000,000.

(b) *Annual Award Limits.* Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to qualify as Performance-Based Compensation, the following limits (each an ***"Annual Award Limit"*** and, collectively, ***"Annual Award Limits"***) shall apply to grants of such Awards under the Plan:

(i) The maximum number of shares of Stock with respect to which Options may be granted to a Participant during a Fiscal Year is 500,000, plus the amount of the Participant's unused applicable Annual Award Limit for Options as of the close of the previous Fiscal Year.

(ii) The maximum number of shares of Stock with respect to which SARs may be granted to a Participant during a Fiscal Year is 500,000, plus the amount of the Participant's unused applicable Annual Award Limit for Options as of the close of the previous Fiscal Year.

(iii) The maximum number of shares of Stock with respect to which Performance Stock Awards may be granted to an Employee during a Fiscal Year is 50,000.

(iv) The maximum number of shares of Stock with respect to which Performance Unit Awards payable in Stock may be granted to an Employee during a Fiscal Year is 50,000.

(c) *Share Usage.*

(i) Each of the foregoing numerical limits stated in Sections 4.2(a) and 4.2(b) shall be subject to adjustment in accordance with the provisions of Section 4.5. The numbers of shares of Stock stated in this

Section 4.2 shall also be increased by such number of shares of Stock as become subject to substitute Awards granted pursuant to Article XII; *provided, however,* that such increase shall be conditioned upon the approval of the stockholders of the Company to the extent stockholder approval is required by law or applicable stock exchange rules. Additionally, in the event that a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for grant under the Plan; *provided*, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to Employees or Directors who would have been eligible to receive awards or grants under the pre-existing plan prior to such acquisition or combination.

(ii) Any shares of Stock that are subject to Awards shall be counted against these limits based on the maximum number of such shares that may be awarded under the Award; *provided* that any shares of Stock that are subject to Awards shall be counted against this limit as one (1) share of Stock for every one (1) share of Stock granted under the Award.

(iii) Any Awards that operate in tandem with (whether granted simultaneously with or at a different time from) other Awards may be counted or not counted under procedures adopted by the Committee in order to avoid double counting.

(iv) If any shares of Stock covered by an Award, or to which such an Award relates, are forfeited, or if an Award otherwise expires or terminates without the issuance or delivery of shares of Stock or is settled in cash in lieu of shares of Stock, then, to the extent of such forfeiture, expiration, termination, non-issuance or cash payment, the shares of Stock covered by such Award (or to which such Award relates, or the number of shares of Stock otherwise counted against the aggregate number of Shares available under the Plan with respect to such Award) shall not count against the aggregate number of shares of Stock with respect to which Awards may be granted under the Plan and shall again be available for Awards under the Plan.

(v) If shares of Stock are withheld from payment of an Award to satisfy tax obligations with respect to such Award or tendered in payment of an Option Price of an Option, such shares of Stock shall count against the aggregate number of shares of Stock with respect to which Awards may be granted under the Plan and shall not be available for Awards under the Plan. When a SAR is settled in shares of Stock, the number of shares of Stock subject to the SAR under the SAR Award Agreement will be counted against the aggregate number of shares of Stock with respect to which Awards may be granted under the Plan as one share for every share subject to the SAR, regardless of the number of shares used to settle the SAR upon exercise. The maximum number of shares of Stock available for issuance under the Plan shall not be reduced to reflect any dividends or Dividend Equivalents that are reinvested into additional shares of Stock or credited as additional Restricted Stock, Restricted Stock Units, Performance Shares, or Other Stock-Based Awards.

(vi) Any shares of Stock that again become available for grant pursuant to this Section shall be added back as one (1) share of Stock.

4.3 *Non-Transferability.* An Award shall not be transferable by the Holder other than in domestic relations court orders or by will or under the laws of descent and distribution or by designation, in a manner established by the Committee, of a beneficiary or beneficiaries to exercise the rights of the Holder and to receive any property distributable with respect to any Award upon the death of the Holder, and shall be exercisable, during the Holder's lifetime, only by him or her (or his or her attorney in fact or guardian; in the case of a permitted transfer, by a permitted transferee; in the case of death, by the Holder's executor, administrator or beneficiary).

4.4 *Requirements of Law.* The Company shall not be required to sell or issue any shares of Stock under any Award if issuing those shares of Stock would constitute or result in a violation by the Holder or the Company of any provision of any law, statute or regulation of any governmental authority. Specifically, in connection with any applicable statute or regulation relating to the registration of securities, upon exercise of any Option or pursuant to any other Award, the Company shall not be required to issue any shares of Stock unless the Committee has received evidence satisfactory to it to the effect that the Holder will not transfer the shares of Stock except in accordance with applicable law, including receipt of an opinion of counsel satisfactory to the Company to the effect that any proposed transfer complies with applicable law. The determination by the Committee on this matter shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any shares of Stock covered by the Plan pursuant to applicable securities laws of any country or any political subdivision. In the event the shares of Stock issuable on exercise of an Option or pursuant to any other Award are not registered, the Company may imprint on the certificate evidencing the shares of Stock any legend that counsel for the Company considers necessary or advisable to comply with applicable law, or, should the shares of Stock be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Stock as counsel for the Company considers necessary or advisable to comply with applicable law. The Company shall not be obligated to take any other affirmative action in order to cause or enable the exercise of an Option or any other Award, or the issuance of shares of Stock pursuant thereto, to comply with any law or regulation of any governmental authority.

4.5 *Changes in the Company's Capital Structure.*

(a) The existence of outstanding Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference shares ahead of or affecting the Stock or Stock rights, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its assets or business or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) If the Company shall effect a subdivision or consolidation of Stock or other capital readjustment, the payment of a Stock dividend, or other increase or reduction of the number of shares of Stock outstanding, without receiving compensation therefor in money, services or property, then (1) the number, class or series and per share price of Stock subject to outstanding Options or other Awards under the Plan shall be appropriately adjusted in such a manner as to entitle a Holder to receive upon exercise of an Option or other Award, for the same aggregate cash consideration, the equivalent total number and class or series of Stock the Holder would have received had the Holder exercised his or her Option or other Award in full immediately prior to the event requiring the adjustment, and (2) the number and class or series of Stock then reserved to be issued under the Plan shall be adjusted by substituting for the total number and class or series of Stock then reserved, that number and class or series of Stock that would have been received by the owner of an equal number of outstanding shares of Stock of each class or series of Stock as the result of the event requiring the adjustment.

(c) If while unexercised Options or other Awards remain outstanding under the Plan (1) the Company shall not be the surviving entity in any merger, consolidation or other reorganization (or survives only as a subsidiary of an entity other than an entity that was wholly-owned by the Company immediately prior to such merger, consolidation or other reorganization), (2) the Company sells, leases or exchanges or agrees to sell, lease or exchange all or substantially all of its assets to any other person or entity (other than an entity wholly-owned by the Company), (3) the Company is to be dissolved or (4) the Company is a party to any other corporate transaction (as defined under section 424(a) of the Code and applicable Department of Treasury regulations) that is not described in clauses (1), (2) or (3) of this sentence (each such event is referred to herein as a ***"Corporate Change"***), then, except as otherwise provided in an Award Agreement or another agreement between the Holder and the Company (provided that such exceptions shall not apply in the case of a reincorporation merger), or as a result of the Committee's effectuation of one or more of the alternatives described below, there shall be no acceleration of the time at which any Award then outstanding may be exercised, and no later than ten days after the approval by the stockholders of the Company of such Corporate Change, the Committee, acting in its sole and absolute discretion without the consent or approval of any Holder, shall act to effect one or more of the following alternatives, which may vary among individual Holders and which may vary among Awards held by any individual Holder (provided that, with respect to a reincorporation merger in which Holders of the Company's ordinary shares will receive one ordinary share of the successor corporation for each ordinary share of the Company, none of such alternatives shall apply and, without Committee action, each Award shall automatically convert into a similar award of the successor corporation exercisable for the same number of ordinary shares of the successor as the Award was exercisable for ordinary shares of Stock of the Company):

(1) accelerate the time at which some or all of the Awards then outstanding may be exercised so that such Awards may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the Committee, after which specified date all such Awards that remain unexercised and all rights of Holders thereunder shall terminate;

(2) require the mandatory surrender to the Company by all or selected Holders of some or all of the then outstanding Awards held by such Holders (irrespective of whether such Awards are then exercisable under the provisions of the Plan or the applicable Award Agreement evidencing such Award) as of a date, before or after such Corporate Change, specified by the Committee, in which event the Committee shall thereupon cancel such Award and the Company shall pay to each such Holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of the Company in connection with such Corporate Change over the exercise prices under such Award for such shares;

(3) with respect to all or selected Holders, have some or all of their then outstanding Awards (whether vested or unvested) assumed or have a new award of a similar nature substituted for some or all of their then outstanding Awards under the Plan (whether vested or unvested) by an entity which is a party to the transaction resulting in such Corporate Change and which is then employing such Holder or which is affiliated or associated with such Holder in the same or a substantially similar manner as the Company prior to the Corporate Change, or a parent or subsidiary of such entity, provided that (A) such assumption or substitution is on a basis where the excess of the aggregate fair market value of the Stock subject to the Award immediately after the assumption or substitution over the aggregate exercise price of such Stock is equal to the excess of the aggregate Fair Market Value of all Stock subject to the Award immediately before such assumption or substitution over the aggregate exercise price of such Stock, and (B) the assumed rights under such existing Award or the substituted rights under such new Award, as the case may be, will have the same terms and conditions as the rights under the existing Award assumed or substituted for, as the case may be;

(4) provide that the number and class or series of Stock covered by an Award (whether vested or unvested) theretofore granted shall be adjusted so that such Award when exercised shall thereafter cover the number and class or series of Stock or other securities or property (including, without limitation, cash) to which the Holder would have been entitled pursuant to the terms of the agreement or plan relating to such Corporate Change if, immediately prior to such Corporate Change, the Holder had been the holder of record of the number of shares of Stock then covered by such Award; or

(5) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Corporate Change (provided, however, that the Committee may determine in its sole and absolute discretion that no such adjustment is necessary to reflect such Corporate Change).

Any adjustment effected by the Committee under Section 4.5 shall be designed to provide the Holder with the intrinsic value of his or her Award, as determined prior to the Corporate Change, or, if applicable, equalize the Fair Market Value of the Award before and after the Corporate Change.

In effecting one or more of the alternatives set out in paragraphs (3), (4) or (5) immediately above, and except as otherwise may be provided in an Award Agreement, the Committee, in its sole and absolute discretion and without the consent or approval of any Holder, may accelerate the time at which some or all Awards then outstanding may be exercised.

(d) In the event of changes in the outstanding Stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges or other relevant changes in capitalization occurring after the date of the grant of any Award and not otherwise provided for by this Section 4.5, any outstanding Award and any Award Agreement evidencing such Award shall be subject to adjustment by the Committee in its sole and absolute discretion as to the number and price of Stock or other consideration subject to such Award. In the event of any such change in the outstanding Stock, the aggregate number of shares of Stock available under the Plan may be appropriately adjusted by the Committee, whose determination shall be conclusive.

(e) After a merger of one or more corporations into the Company or after a consolidation of the Company and one or more corporations in which the Company shall be the surviving corporation, each Holder shall be entitled to have his Restricted Stock appropriately adjusted based on the manner in which the shares of Stock were adjusted under the terms of the agreement of merger or consolidation.

(f) The issuance by the Company of stock of any class or series, or securities convertible into, or exchangeable for, stock of any class or series, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe for them, or upon conversion or exchange of stock or obligations of the Company convertible into, or exchangeable for, stock or other securities, shall not affect, and no adjustment by reason of such issuance shall be made with respect to, the number, class or series, or price of shares of Stock then subject to outstanding Options or other Awards.

4.6 *Election Under Section 83(b) of the Code.* Except as specified in an applicable Award Agreement, no Holder shall exercise the election permitted under section 83(b) of the Code with respect to any Award. Any Holder who makes an election under section 83(b) of the Code with respect to any Award, except as specified in an applicable Award Agreement, shall forfeit any or all Awards granted to him or her under the Plan.

4.7 *Forfeiture for Termination for Cause.* Notwithstanding any other provision of the Plan or an Award Agreement, if a Participant Separates From Service based on a Termination for Cause, then as of the date of such separation, any Awards awarded to the Holder that have not been exercised by the Holder (including all Awards that have not yet vested) will be forfeited to the Company. The findings and decision of the Committee or the Board, if applicable, with respect to such matter, including those regarding the acts of the Holder and the damage done to the Company, will be final for all purposes. No decision of the Committee, however, will affect the finality of the discharge of the individual by the Company or an Affiliate.

4.8 *Forfeiture Events.* The Committee may specify in an Award Agreement that the Holder's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, Termination for Cause, termination of the Holder's provision of services to the Company or its Affiliates, violation of material policies of the Company and its Affiliates, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Holder, or other conduct by the Holder that is detrimental to the business or reputation of the Company and its Affiliates.

4.9 *Award Agreements.* Each Award shall be embodied in a written or electronic agreement that shall be subject to the terms and conditions of the Plan. The Award Agreement shall be in such form as determined by the Committee, and a Holder may be required to sign the Award Agreement to the extent the Committee determines, in its sole discretion. The Award Agreement may contain any other provisions that the Committee in its discretion shall deem advisable which are not inconsistent with the terms and provisions of the Plan.

4.10 *Amendments of Award Agreements.* The terms of any outstanding Award under the Plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate and that is consistent with the terms of the Plan. However, no such amendment shall adversely affect in a material manner any right of a Holder without his or her written consent. Except as specified in Section 4.5(b), the Committee may not directly or indirectly lower the exercise price of a previously granted Option or the grant price of a previously granted SAR.

4.11 *Rights as Stockholder.* A Holder shall not have any rights as a stockholder with respect to Stock covered by an Option, a SAR, an RSU, a Performance Stock Unit, or an Other Stock-Based Award until the date, if any, such Stock is issued by the Company; and, except as otherwise provided in Section 4.5, no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such Stock.

4.12 *Issuance of Shares of Stock.* Shares of Stock, when issued, may be represented by a certificate or by book or electronic entry.

4.13 *Restrictions on Stock Received.* The Committee may impose such conditions and/or restrictions on any shares of Stock issued pursuant to an Award as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Holder hold the shares of Stock for a specified period of time.

4.14 *Compliance With Section 409A.* Awards shall be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and shall be construed and interpreted in accordance with such intent. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award shall be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, including regulations or other guidance issued with respect thereto, such that the grant, payment, settlement or deferral shall not be subject to the additional tax or interest applicable under Section 409A. In addition, to the extent an Award is subject to Section 409A, a Holder's payment under such an Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (1) by a date that is no later than the date that is two and one-half (2½) months after the end of the Fiscal Year in which the Award payment is no longer subject to a Substantial Risk of Forfeiture or (2) at a time that is Permissible under Section 409A.

4.15 *Date of Grant.* The date on which an Option or SAR is granted shall be the date the Company completes the corporate action constituting an offer of stock for sale to an individual Holder under the terms and conditions of the Option or SAR; *provided* that such corporate action shall not be considered complete until the date on which the *maximum* number of shares that can be purchased under the Option granted to such Holder and the minimum Option price are fixed or determinable. If the corporate action contemplates an immediate offer of stock for sale to a class of individuals, then the date of the granting of an Option is the time or date of that corporate action, if the offer is to be made immediately. If the corporate action contemplates a particular date on which the offer is to be made, then the date of grant is the contemplated date of the offer.

4.16 *Awards May Be Granted Separately or Together.* Awards, in the discretion of the Committee, may be granted either alone or in addition to, or in tandem with any other Award or any Award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Award or Awards.

ARTICLE V

OPTIONS

5.1 *Authority to Grant Options.* Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Options under the Plan to eligible persons in such number and upon such terms as the Committee shall determine; *provided* that ISOs may be granted only to eligible Employees of the Company or of any parent or subsidiary corporation (as permitted by section 422 of the Code and the regulations thereunder).

5.2 *Option Agreement.* Each Option grant under the Plan shall be evidenced by an Award Agreement that shall specify (a) the Option Price, (b) the duration of the Option, (c) the number of shares of Stock to which the Option pertains, (d) the exercise restrictions, if any, applicable to the Option and (e) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

5.3 *Option Price.* The price at which shares of Stock may be purchased under an Option (the ***"Option Price"***) shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock on the date the Option is granted; *provided, however*, if the Option is an ISO granted to a Ten Percent Stockholder, the Option Price must not be less than one hundred ten percent (110%) of the Fair Market Value of the shares of Stock on the date of grant. Subject to the limitations set forth in the preceding sentences of this Section 5.3, the Committee shall determine the Option Price for each grant of an Option under the Plan.

5.4 *Duration of Option.* An Option shall not be exercisable after the earlier of (i) the general term of the Option specified in the applicable Award Agreement (which shall not exceed seven years, or, in the case of a Ten Percent Stockholder, no ISO shall be exercisable later than the fifth (5th) anniversary of the date of its grant) or

(ii) the period of time specified in the applicable Award Agreement that follows the Holder's Separation from Service.

5.5 *Amount Exercisable.* Each Option may be exercised at the time, in the manner and subject to the conditions the Committee specifies in the Award Agreement in its sole discretion.

5.6 *Exercise of Option.*

(a) *General Method of Exercise.* Subject to the terms and provisions of the Plan and the applicable Award Agreement, Options may be exercised in whole or in part from time to time by the delivery of written, telephonic, or electronic notice or in such other manner or means as determined by the Committee. Unless the Committee specifies otherwise, Options may be exercised through a broker financed exercise pursuant to the provisions of Regulation T of the Federal Reserve Board ("Cashless Exercise").

(b) *Form of Payment.* Except in the case of a Cashless Exercise, no shares of Stock shall be issued upon the exercise of an Option until there has been a payment of the Option Price and any applicable withholding to the Company by any combination of the following: (a) cash, certified check, bank draft or postal or express money order for an amount equal to the Option Price under the Option, (b) shares of Stock that have been owned or deemed owned by the Holder for over six (6) months (provided that the use of such shares shall not be permitted if it would result in an earnings charge to the Company); or (c) any other form of payment which is acceptable to the Committee.

5.7 *Transferability — Incentive Stock Options.* Notwithstanding anything in the Plan or an Award Agreement to the contrary, no ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and all ISOs granted to an Employee under this Article V shall be exercisable during his or her lifetime only by such Employee.

5.8 *Notification of Disqualifying Disposition.* If any Employee shall make any disposition of shares of Stock issued pursuant to the exercise of an ISO under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), such Employee shall notify the Company of such disposition within ten (10) days thereof.

5.9 *$100,000 Limitation on ISOs.* To the extent that the aggregate Fair Market Value of shares of Stock with respect to which ISOs first become exercisable by a Holder in any calendar year exceeds $100,000, taking into account both shares of Stock subject to ISOs under the Plan and Stock subject to ISOs under all other plans of the Company, such Options shall be treated as NQSOs. For this purpose, the "Fair Market Value" of the shares of Stock subject to Options shall be determined as of the date the Options were awarded. In reducing the number of Options treated as ISOs to meet the $100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which shares of Stock are to be treated as shares acquired pursuant to the exercise of an ISO.

5.10 *Separation from Service.* Each Award Agreement shall set forth the extent to which the Holder of an Option shall have the right to exercise the Option following the Holder's Separation from Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Award Agreement or the Plan, and may reflect distinctions based on the reasons for the separation.

ARTICLE VI

STOCK APPRECIATION RIGHTS

6.1 *Authority to Grant SAR Awards.* Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant SARs under the Plan to eligible persons in such number and upon such terms as the Committee shall determine. Subject to the terms and conditions of the Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Holder and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

6.2 *General Terms.* Subject to the terms and conditions of the Plan, a SAR granted under the Plan shall confer on the recipient a right to receive, upon exercise thereof, an amount equal to the excess of (a) the Fair Market Value of one share of Stock on the date of exercise over (b) the grant price of the SAR, which shall not be less than one hundred percent (100%) of the Fair Market Value of one share of Stock on the date of grant of the SAR.

6.3 *SAR Agreement.* Each Award of SARs granted under the Plan shall be evidenced by an Award Agreement that shall specify (a) the grant price of the SAR, (b) the term of the SAR, (c) the vesting and termination provisions of the SAR and (d) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. The Committee may impose such additional conditions or restrictions on the exercise of any SAR as it may deem appropriate.

6.4 *Term of SAR.* The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided that no SAR shall be exercisable on or after the seventh anniversary date of its grant. Notwithstanding any other provision of the Plan to the contrary, with respect to a SAR that is granted in connection with an ISO: (a) the SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the SAR may be for no more than one hundred percent (100%) of the excess of the Fair Market Value of the shares of Stock subject to the underlying ISO at the time the SAR is exercised over the Option Price of the underlying ISO; and (c) the SAR may be exercised only when the Fair Market Value of the shares of Stock subject to the ISO exceeds the Option Price of the ISO.

6.5 *Exercise of SAR.* A SAR may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

6.6 *Payment of SAR Amount.* Upon the exercise of a SAR, a Holder shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a share of Stock on the date of exercise over the grant price of the SAR by the number of shares of Stock with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon the exercise of a SAR may be in cash, in Stock of equivalent value, in some combination thereof or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

6.7 *Separation from Service.* Each Award Agreement shall set forth the extent to which the Holder of a SAR shall have the right to exercise the SAR following the Holder's Separation from Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs issued pursuant to the Award Agreement or the Plan, and may reflect distinctions based on the reasons for the separation.

ARTICLE VII

RESTRICTED STOCK AWARDS

7.1 *Authority to Grant Restricted Stock Awards.* Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Awards of Restricted Stock under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any Restricted Stock Award shall be determined by the Committee in its sole discretion. If the Committee imposes vesting or transferability restrictions on a Holder's rights with respect to Restricted Stock, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause the certificate for shares of Stock issued pursuant to a Restricted Stock Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the shares of Stock be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Stock as counsel for the Company considers necessary or advisable to comply with applicable law.

7.2 *Restricted Stock Award Agreement.* Each Restricted Stock Award shall be evidenced by an Award Agreement that contains any vesting, transferability restrictions and other provisions not inconsistent with the Plan as the Committee may specify.

7.3 *Holder's Rights as Stockholder.* Subject to the terms and conditions of the Plan, each recipient of a Restricted Stock Award shall have all the rights of a stockholder with respect to the shares of Restricted Stock included in the Restricted Stock Award during the Period of Restriction established for the Restricted Stock Award, including, without limitation, the right to vote such Shares of Restricted Stock.

7.4 *Separation from Service.* Each Award Agreement shall set forth the extent to which Restricted Stock Awards shall vest or be forfeited upon the Holder's Separation from Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Restricted Stock Awards issued pursuant to the Award Agreement or the Plan, and may reflect distinctions based on the reasons for separation.

7.5 *Dividends.* All dividends and distributions, or the cash equivalent thereof (whether cash, stock or otherwise), on unvested shares of Restricted Stock shall not be paid to the Holder of such shares but the value thereof shall be credited by the Company for the benefit of the Holder. At such time as vested shares are delivered to the Holder, all accumulated credits for the value of dividends and distributions or the cash equivalent thereof attributable to such vested shares shall be paid to the Holder. Interest shall not be paid on any such credits for dividends or distributions or the cash equivalent thereof made by the Company for the benefit of a Holder. The Company shall have the option of paying such credits for accumulated dividends or distributions or the cash equivalent thereof in shares of Stock rather than in cash or other medium. (If payment is made in Stock, the conversion to Stocks shall be at the average Fair Market Value for the five (5) trading days preceding the date of payment.) Credits for the value of dividends and distributions or the cash equivalent thereof made by the Company on non-vested Restricted Stock shall be forfeited in the same manner and at the same time as the respective shares of Restricted Stock to which they are attributable are forfeited, except that such forfeited credits for the value of dividends and distributions or the cash equivalent thereof shall be canceled and shall not be available for future distribution under the Plan.

ARTICLE VIII

RESTRICTED STOCK UNIT AWARDS

8.1 *Authority to Grant RSU Awards.* Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant RSU Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any RSU Award shall be determined by the Committee in its sole discretion. The Committee shall maintain a bookkeeping ledger account which reflects the number of RSUs credited under the Plan for the benefit of a Holder.

8.2 *RSU Award.* An RSU Award shall be similar in nature to a Restricted Stock Award except that no shares of Stock are actually transferred to the Holder until a later date specified in the applicable Award Agreement. On the date of settlement, each RSU shall have a value equal to the Fair Market Value of a share of Stock on such date.

8.3 *RSU Award Agreement.* Each RSU Award shall be evidenced by an Award Agreement that contains any Substantial Risk of Forfeiture, transferability restrictions, form and time of payment provisions and other provisions not inconsistent with the Plan as the Committee may specify.

8.4 *Form of Payment Under RSU Award.* Payment under an RSU Award shall be made in either cash or shares of Stock as specified in the applicable Award Agreement.

8.5 *Separation from Service.* Each Award Agreement shall set forth the extent to which RSU Awards shall vest or be forfeited upon the Holder's Separation from Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all RSU Awards issued pursuant to the Award Agreement or the Plan, and may reflect distinctions based on the reasons for separation.

8.6 *Dividends.* All dividends and distributions, or the cash equivalent thereof (whether cash, stock or otherwise), on unvested RSU Awards shall not be paid to the Holder of such RSU Award but the value thereof shall be credited by the Company for the benefit of the Holder. At such time as vested shares are delivered to the Holder, all accumulated credits for the value of dividends and distributions or the cash equivalent thereof attributable to such vested shares shall be paid to the Holder. Interest shall not be paid on any such credits for dividends or distributions or the cash equivalent thereof made by the Company for the benefit of a Holder. The Company shall have the option of paying such credits for accumulated dividends or distributions or the cash equivalent thereof in shares of Stock rather than in cash or other medium. (If payment is made in Stock, the conversion to Stock shall be at the average Fair Market Value for the five (5) trading days preceding the date of payment.) Credits for the value of dividends and distributions or the cash equivalent thereof made by the Company on non-vested Restricted Stock shall be forfeited in the same manner and at the same time as the respective shares of Restricted Stock to which they are attributable are forfeited, except that such forfeited credits for the value of dividends and distributions or the cash equivalent thereof shall be canceled and shall not be available for future distribution under the Plan.

ARTICLE IX

PERFORMANCE STOCK AWARDS AND PERFORMANCE UNIT AWARDS

9.1 *Authority to Grant Performance Stock Awards and Performance Unit Awards.* Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Performance Stock Awards and Performance Unit Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any Performance Stock Award or Performance Unit Award shall be based upon the attainment of such Performance Goals as the Committee may determine. If the Committee imposes vesting or transferability restrictions on a Holder's rights with respect to Performance Stock or Performance Unit Awards, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause the certificate for shares of Stock issued pursuant to a Performance Stock or Performance Unit Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the shares of Stock be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Stock as counsel for the Company considers necessary or advisable to comply with applicable law.

9.2 *Performance Goals.* Unless and until the Committee proposes for stockholder vote and the stockholders approve a change in the general Performance Goals set forth in this Article IX, the Performance Goals upon which the issuance, payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to one or more of the following Performance Goals, which may be based on one or more business criteria that apply to the Holder: total stockholder return, net income, earnings per share, stock price, market share, return on capital employed, after-tax rate of return with respect to capital expenditures, return on equity, return on assets, operating income, earnings before interest and taxes, cash flow, cash flow from operations, unit costs, cost reductions, production volume growth, reserve replacement ratio, reserve replacement costs, and/or debt-to-total capitalization ratio. Goals may also be based on performance relative to a peer group of companies.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and Performance Stock or Performance Unit Awards, it is intended that the Plan will conform with the standards of section 162(m) of the Code and Treasury Regulations § 1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Stock or Performance Unit Awards made pursuant to the Plan shall be determined by the Committee.

9.3 *Time of Establishment of Performance Goals.* With respect to a Covered Employee, a Performance Goal for a particular Performance Stock Award or Performance Unit Award must be established by the Committee prior to the earlier to occur of (a) 90 days after the commencement of the period of service to which the Performance Goal relates or (b) the lapse of 25 percent of the period of service, and in any event while the outcome is substantially uncertain.

9.4 *Written Agreement.* Each Performance Stock Award or Performance Unit Award shall be evidenced by an Award Agreement that contains any vesting, transferability restrictions and other provisions not inconsistent with the Plan as the Committee may specify.

9.5 *Form of Payment Under Performance Unit Award.* Payment under a Performance Unit Award shall be made in cash and/or shares of Stock as specified in the Holder's Award Agreement.

9.6 *Holder's Rights as Stockholder With Respect to a Performance Stock Award.* Subject to the terms and conditions of the Plan or as otherwise provided in an Award Agreement, each Holder of a Performance Stock Award shall have all the rights of a stockholder with respect to the shares of Stock issued to the Holder pursuant to the Award during any period in which such issued shares of Stock are subject to forfeiture and restrictions on transfer, including without limitation, the right to vote such shares of Stock. The Holder of a Performance Unit Award will not have the rights of a stockholder of the Company.

9.7 *Increases Prohibited.* None of the Committee or the Board may increase the amount of compensation payable under a Performance Stock or Performance Unit Award. If the time at which a Performance Stock or Performance Unit Award will vest or be paid is accelerated for any reason, the number of shares of Stock subject to, or the amount payable under, the Performance Stock or Performance Unit Award shall be reduced pursuant to Department of Treasury Regulation section 1.162-27(e)(2)(iii) to reasonably reflect the time value of money.

9.8 *Stockholder Approval.* No payments of Stock or cash will be made to a Covered Employee pursuant to this Article IX unless the stockholder approval requirements of Department of Treasury Regulation section 1.162-27(e)(4) are satisfied.

9.9 *Dividends.* All dividends and distributions, or the cash equivalent thereof (whether cash, stock or otherwise), on unvested shares of Performance Stock and Performance Units shall not be paid to the Holder of such shares but the value thereof shall be credited by the Company for the benefit of the Holder. At such time as vested shares are delivered to the Holder, all accumulated credits for the value of dividends and distributions or the cash equivalent thereof attributable to such vested shares shall be paid to the Holder. Interest shall not be paid on any such credits for dividends or distributions or the cash equivalent thereof made by the Company for the benefit of a Holder. The Company shall have the option of paying such credits for accumulated dividends or distributions or the cash equivalent thereof in shares of Stock rather than in cash or other medium. (If payment is made in Stock, the conversion to Stocks shall be at the average Fair Market Value for the five (5) trading days preceding the date of payment.) Credits for the value of dividends and distributions or the cash equivalent thereof made by the Company on non-vested Performance Stock or Performance Unit Award shall be forfeited in the same manner and at the same time as the respective shares of Performance Stock or Performance Units to which they are attributable are forfeited, except that such forfeited credits for the value of dividends and distributions or the cash equivalent thereof shall be canceled and shall not be available for future distribution under the Plan.

9.10 *Company's Executive Officer Annual Bonus Plan.* The issuance of shares of Performance Stock or Performance Units under the Plan may also be in lieu of cash payments under the Company's Executive Officer Annual Bonus Plan, based upon attainment of the performance criteria established under the terms of the Company's Executive Officer Annual Bonus Plan.

ARTICLE X

DIRECTOR AWARDS

All Awards to Directors shall be determined by the Board or Committee.

ARTICLE XI

OTHER STOCK-BASED AWARDS

11.1 *Authority to Grant Other Stock-Based Awards.* The Committee may grant to eligible persons other types of equity-based or equity-related Awards not otherwise described by the terms and provisions of the Plan (including the grant or offer for sale of unrestricted shares of Stock) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual shares of Sock to Holders, or payment in cash or otherwise of amounts based on the value of shares of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.2 *Value of Other Stock-Based Award.* Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on shares of Stock, as determined by the Committee.

11.3 *Payment of Other Stock-Based Award.* Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or shares of Stock as the Committee determines.

11.4 *Separation from Service.* The Committee shall determine the extent to which a Holder's rights with respect to Other Stock-Based Awards shall be affected by the Holder's Separation from Service. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Other Stock-Based Awards issued pursuant to the Plan.

ARTICLE XII

SUBSTITUTION AWARDS

Awards may be granted under the Plan from time to time in substitution for stock options and other awards held by employees of other entities who are about to become Employees, or whose employer is about to become an Affiliate as the result of a merger or consolidation of the Company with another corporation, or the acquisition by the Company of substantially all the assets of another corporation, or the acquisition by the Company of at least fifty percent (50%) of the issued and outstanding stock of another corporation as the result of which such other corporation will become an Affiliate. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Award in substitution for which they are granted.

ARTICLE XIII

CHANGE IN CONTROL OF THE COMPANY

13.1 *Change in Control of the Company.* Upon the occurrence of a Change in Control of the Company, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement:

(a) Any and all Options and SARs granted hereunder shall become immediately vested and exercisable upon the date (a) a press release is issued announcing a pending shareholder vote or other transaction which, if approved or consummated, would constitute a Change of Control, or (b) a tender offer or exchange is publicly announced or commenced which, if consummated, would constitute a Change of Control;

(b) any Period of Restriction and restrictions imposed on Restricted Stock and Restricted Stock Units shall lapse upon the date (a) a press release is issued announcing a pending shareholder vote or other transaction which, if approved or consummated, would constitute a Change of Control, or (b) a tender offer or exchange is publicly announced or commenced which, if consummated, would constitute a Change of Control;

(c) the target payout opportunities attainable under all outstanding Awards of Performance Stock and Performance Units shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the Change in Control of the Company;

(i) The vesting of all Awards denominated in shares of Stock shall be accelerated as of the effective date of the Change in Control of the Company, and shall be paid out to Participants within thirty (30) days following the effective date of the Change in Control of the Company. The Committee has the authority to pay all or any portion of the value of the shares of stock in cash;

(ii) Awards denominated in cash shall be paid to Participants in cash within thirty (30) days following the effective date of the Change in Control of the Company; and

(d) unless otherwise specifically provided in a written agreement entered into between the Participant and the Company, the Committee shall pay out all Other Stock-Based Awards.

(e) Subject to the acceleration of vesting of outstanding Options, the Committee, in its discretion, may provide that in the event of a Change in Control of the Company pursuant to Section 2.6(b) or (c), no later than ten (10) days after the approval by the stockholders of the Company of such merger, consolidation, reorganization, sale, lease, or exchange or assets or dissolution or such election of directors, or in the event of a Change in Control of the Company pursuant to Section 2.6(a), no later than thirty (30) days after the occurrence of such Change in Control of the Company, that (i) Options may be exercised in full only for a limited period of time on or before a specified date (before or after such Change in Control of the Company) fixed by the Committee, after which specified date all unexercised Options and all rights of the Participants thereunder shall terminate, or (ii) require the mandatory surrender to the Company by selected Participants of some or all of the outstanding Options held by such Participants as of a date, before or after such Change in Control of the Company, specified by the Committee, in which event the Committee shall thereupon cancel such Options and the Company shall pay to each Participant an amount of cash per share of stock equal to the excess, if any of the ***"Change in Control of the Company Value"*** of the shares of stock subject to such Option over the Option Price(s) under such Options for such shares of stock.

For the purpose of this Section 13.1(e), ***"Change in Control of the Company Value"*** shall equal the amount determined in clause (i), (ii), or (iii), whichever is applicable, as follows: (i) the per share price of the Stock offered to stockholders of the Company in any such merger, consolidation, reorganization, sale of assets, or dissolution transaction, (ii) the per share price of the Stock offered to stockholders of the Company in any tender offer or exchange offer whereby a Change in Control of the Company takes place, or (iii) if such Change in Control of the Company occurs other than pursuant to a tender or exchange offer, the Fair Market Value per share of the shares in which such Options being surrendered are exercisable, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Options. In the event that the consideration offered to stockholders of the Company in any transaction consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

13.2 *Delay of Payment due to Section 409A.* Notwithstanding Section 16.1, if a payment under an Award Agreement is subject to Section 409A and if the Change of Control definition contained in the Award Agreement does not comply with the definition of "change of control" for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Article shall be delayed until the earliest time that such payment would be Permissible under Section 409A.

ARTICLE XIV

ADMINISTRATION

14.1 *Awards.* The Plan shall be administered by the Committee or, in the absence of the Committee, the Plan shall be administered by the Board. The members of the Committee shall serve at the discretion of the Board. The Committee shall have full and exclusive power and authority to administer the Plan and to take all actions that the Plan expressly contemplates or are necessary or appropriate in connection with the administration of the Plan with respect to Awards granted under the Plan.

14.2 *Authority of the Committee.* The Committee shall have full and exclusive power to interpret and apply the terms and provisions of the Plan and Awards made under the Plan, and to adopt such rules, regulations and guidelines for implementing the Plan as the Committee may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan. A majority of the members of the Committee shall constitute a quorum for the transaction of business relating to the Plan or Awards made under the Plan, and the vote of a majority of those members present at any meeting shall decide any question brought before that meeting. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. All questions of interpretation and application of the Plan, or as to Awards granted under the Plan, shall be subject to the determination, which shall be final and binding, of a majority of the whole Committee. No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his own part, including but not limited to the exercise of any power or discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct. In carrying out its authority under the Plan, the Committee shall have full and final authority and discretion, including but not limited to the following rights, powers and authorities to (a) determine the persons to whom and the time or times at which Awards will be made; (b) determine the number and exercise price, if any, of shares of Stock covered in each Award subject to the terms and provisions of the Plan; (c) determine the terms, provisions and conditions of each Award, which need not be identical and need not match the default terms set forth in the Plan; (d) determine whether, to what extent, under what circumstances and how Awards may be canceled, forfeited, or suspended; (e) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Holder thereof or of the Committee; (f) accelerate the time at which any outstanding Award will vest; (g) interpret, construe and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (h) prescribe, amend and rescind rules and regulations relating to administration of the Plan; (i) make a determination as to the right of any person to receive payment of an Award or other benefit; and (j) make all other determinations and take all other actions deemed necessary, appropriate or advisable for the proper administration of the Plan.

The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award to a Holder in the manner and to the extent the Committee deems necessary or desirable to further the Plan's objectives. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. As permitted by law and the terms and provisions of the Plan, the Committee may delegate to one or more of its members or to one or more officers of the Company, and/or its Affiliates or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any person to whom it has delegated duties or powers as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees or Directors to be recipients of Awards and (b) determine the size of any such Awards; *provided, however,* (i) the Committee shall not delegate such responsibilities to any such officer for Awards granted to an Employee that is considered an Insider; (ii) the resolution providing such authorization sets forth the total number of Awards such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated. The Committee may employ attorneys, consultants, accountants, agents, and other persons, any of whom may be an Employee, and the Committee, the Company, and its officers and Board shall be entitled to rely upon the advice, opinions, or valuations of any such persons.

14.3 *Decisions Binding.* All determinations and decisions made by the Committee or the Board, as the case may be, pursuant to the provisions of the Plan and all related orders and resolutions of the Committee or the Board, as the case may be, shall be final, conclusive and binding on all persons, including the Company, its Affiliates, its stockholders, Holders and the estates and beneficiaries of Holders.

14.4 *No Liability.* Under no circumstances shall the Company, its Affiliates, the Board or the Committee incur liability for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to the Plan or the Company's, its Affiliates', the Committee's or the Board's roles in connection with the Plan.

ARTICLE XV

AMENDMENT OR TERMINATION OF PLAN

15.1 *Amendment, Modification, Suspension, and Termination.* Subject to Section 15.2, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan and any Award

Agreement in whole or in part; *provided, however,* that, no amendment of the Plan shall be made without the approval of the Company's stockholders if such stockholder approval is required by applicable law or stock exchange rules and, except as provided in Section 4.5, without the prior approval of the Company's stockholders, the Committee shall not directly or indirectly lower the Option Price of a previously granted Option, (b) cancel an Option when the Option Price exceeds the Fair Market Value of the underlying shares of Stock in exchange for another Award (other than in connection with substitute Awards) or (c) take any other action with respect to an Option that may be treated as a "repricing" under the rules and regulations of the New York Stock Exchange (or any other principal national securities exchange on which the Company is then listed).

15.2 *Awards Previously Granted.* Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Holder holding such Award.

ARTICLE XVI

MISCELLANEOUS

16.1 *Unfunded Plan/No Establishment of a Trust Fund.* Holders shall have no right, title, or interest whatsoever in or to any investments that the Company or any of its Affiliates may make to aid in meeting obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Holder, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as expressly set forth in the Plan. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Holder under the Plan. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

16.2 *No Employment Obligation.* The granting of any Award shall not constitute an employment contract, express or implied, nor impose upon the Company or any Affiliate any obligation to employ or continue to employ, or utilize the services of, any Holder. The right of the Company or any Affiliate to terminate the employment of any person shall not be diminished or affected by reason of the fact that an Award has been granted to him, and nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Holder's employment at any time or for any reason not prohibited by law.

16.3 *Tax Withholding.* The Company or any Affiliate shall be entitled to deduct from other compensation payable to each Holder any sums required by federal, state, local or foreign tax law to be withheld with respect to the vesting or exercise of an Award or lapse of restrictions on an Award. In the alternative, the Company may require the Holder (or other person validly exercising the Award) to pay such sums for taxes directly to the Company or any Affiliate in cash or by check within one day after the date of vesting, exercise or lapse of restrictions. In the discretion of the Committee, and with the consent of the Holder, the Company may reduce the number of shares of Stock issued to the Holder upon such Holder's exercise of an Option to satisfy the tax withholding obligations of the Company or an Affiliate. At the request of a Holder, the Company may, in its discretion, withhold amounts in excess of the statutory minimum withholding obligation if permitted by applicable law and to the extent such withholding does not result in adverse accounting treatment.

The Committee may, in its discretion, permit a Holder to satisfy any statutory tax withholding obligation arising upon the vesting of an Award by delivering to the Holder a reduced number of shares of Stock in the manner specified herein. If permitted by the Committee and acceptable to the Holder, at the time of vesting of shares under the Award, the Company shall (a) calculate the amount of the Company's or an Affiliate's statutory tax withholding obligation on the assumption that all such shares of Stock vested under the Award are made available for delivery, (b) reduce the number of such shares of Stock made available for delivery so that the Fair Market Value of the shares of Stock withheld on the vesting date approximates the Company's or an Affiliate's statutory tax withholding obligation and (c) in lieu of the withheld shares of Stock, remit cash to the United States Treasury and/or other applicable governmental authorities, on behalf of the Holder, in the amount of the statutory tax withholding obligation. The Company shall withhold only whole shares of Stock to satisfy its statutory tax withholding obligation. The withheld shares of Stock not made available for delivery by the Company shall be retained as treasury shares or will be cancelled and the Holder's right, title and interest in such shares of Stock shall terminate.

The Company shall have no obligation upon vesting or exercise of any Award or lapse of restrictions on an Award until the Company or an Affiliate has received payment sufficient to cover the statutory tax withholding obligation with respect to that vesting, exercise or lapse of restrictions. Neither the Company nor any Affiliate shall be obligated to advise a Holder of the existence of the tax or the amount which it will be required to withhold.

16.4 *Gender and Number.* If the context requires, words of one gender when used in the Plan shall include the other and words used in the singular or plural shall include the other.

16.5 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

16.6 *Headings.* Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms and provisions of the Plan.

16.7 *Other Compensation Plans.* The adoption of the Plan shall not affect any other option, incentive or other compensation or benefit plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of incentive compensation arrangements for Employees and Directors.

16.8 *Retirement and Welfare Plans.* Neither Awards made under the Plan nor shares of Stock or cash paid pursuant to such Awards, may be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's or any Affiliate's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a participant's benefit.

16.9 *Other Awards.* The grant of an Award shall not confer upon the Holder the right to receive any future or other Awards under the Plan, whether or not Awards may be granted to similarly situated Holders, or the right to receive future Awards upon the same terms or conditions as previously granted.

16.10 *Successors.* All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

16.11 *Law Limitations/Governmental Approvals.* The granting of Awards and the issuance of shares of Stock under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

16.12 *Delivery of Title.* The Company shall have no obligation to issue or deliver evidence of title for shares of Stock issued under the Plan prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and (b) completion of any registration or other qualification of the Stock under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

16.13 *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares of Stock hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares of Stock as to which such requisite authority shall not have been obtained.

16.14 *Investment Representations.* The Committee may require any person receiving Stock pursuant to an Award under the Plan to represent and warrant in writing that the person is acquiring the shares of Stock for investment and without any present intention to sell or distribute such Stock.

16.15 *Persons Residing Outside of the United States.* Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company or any of its Affiliates operates or has Employees, the Committee, in its sole discretion, shall have the power and authority to (a) determine which Affiliates shall be covered by the Plan; (b) determine which persons employed outside the United States are eligible to participate in the Plan; (c) amend or vary the terms and provisions of the Plan and the terms and conditions of any Award granted to persons who reside outside the United States; (d) establish subplans and modify exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable — any subplans and modifications to Plan terms and procedures established under this Section 16.15 by the Committee shall be attached to the Plan document as Appendices; and (e) take any action, before or after an Award is made, that it deems advisable to obtain or comply with any necessary local government regulatory exemptions or approvals. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Securities Exchange Act of 1934, as amended, the Code, any securities law or governing statute or any other applicable law.

16.16 *Arbitration of Disputes.* Any controversy arising out of or relating to the Plan or an Award Agreement shall be resolved by arbitration conducted pursuant to the arbitration rules of the American Arbitration Association. The arbitration shall be final and binding on the parties.

16.17 *Governing Law.* The provisions of the Plan and the rights of all persons claiming thereunder shall be construed, administered and governed under the laws of the State of Texas, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Texas, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

16.18 *Prior Plans.* The Plan shall serve as the successor to the Company's Amended and Restated 1992 Stock Option Plan, the Amended and Restated 1994 Stock Plan and the Amended and Restated 1993 Nonemployee Directors Stock Option Plan (the "Prior Plans") and no further grants shall be made under the Prior Plans from and after the Effective Date of the Plan, except for awards with respect to shares of Stock which by reason of the terms of the Prior Plans are again made available for grant due to the forfeiture or cancellation of awards outstanding as of the Effective Date. All outstanding awards under the Prior Plans shall continue to be governed by the terms and conditions of the instrument evidencing such grant or issuance. Notwithstanding any provision in the Plan to the contrary, no provision of the Plan is intended to modify, extend or renew any awards granted under the Prior Plans. Any provision in the Plan that is contrary to a provision in the Prior Plans that would create a modification, extension or renewal of such award is hereby incorporated into the Plan. All terms, conditions and limitations, if any, that are set forth in any previously granted award agreement shall remain in full force and effect under the terms of the respective plan pursuant to which it was issued.

2008 Annual Meeting of Stockholders

Thursday, May 8, 2008

3:00 P.M.

Doubletree Hotel

Dezavala Meeting Room

400 Dallas Street

Houston, Texas

Important Notice Regarding the Availability of Proxy Materials for the 2008 Annual Meeting of Stockholders To Be Held on May 8, 2008: The Notice of Annual Meeting of Stockholders, 2008 Proxy Statement and 2007 Annual Report to Stockholders are available at www.proxyvote.com and at www.eogresources.com/investors/annreport.html.


eog resources

EOG RESOURCES, INC.

2008 ANNUAL MEETING OF STOCKHOLDERS
May 8, 2008

The enclosed form of proxy is solicited by the Board of Directors of EOG Resources, Inc.

The undersigned stockholder of EOG Resources, Inc., a Delaware corporation (the "Company"), by signing this proxy, hereby revokes all prior proxies and appoints Frederick J. Plaeger II and Michael P. Donaldson with full power of substitution, as true and lawful agents and proxies to represent the undersigned at the 2008 annual meeting of stockholders to be held on Thursday, May 8, 2008, at 3:00 p.m., Houston time, and at any adjournments thereof, and to vote all the shares of Common Stock of the Company held of record by the undersigned on March 14, 2008. The Board of Directors recommends a vote "FOR" each of the nominees for directors and "FOR" Items 2 and 3 as set forth on the reverse side.

SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" EACH OF THE NOMINEES FOR DIRECTORS, "FOR" ITEMS 2 AND 3 AND, IN THE DISCRETION OF THE AGENTS AND PROXIES, ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT THEREOF.

Do not return your proxy card if you are voting by Internet or telephone.

Address Changes/Comments: ____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(continued on other side)


eog resources

1111 BAGBY
SKY LOBBY 2
HOUSTON, TX 77002

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 7, 2008. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by EOG Resources, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 7, 2008. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to EOG Resources, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE IN PERSON
If you would like to attend the meeting and vote in person, please contact EOG Resources, Inc. at (713) 651-7000 (Attention: Corporate Secretary) for directions to the meeting.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: EOGRS1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

EOG RESOURCES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTORS AND "FOR" ITEMS 2 AND 3.

For All	Withhold All	For All Except
▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

1. To elect six directors of the Company to hold office until the 2009 annual meeting of stockholders and until their respective successors are duly elected and qualified;

Nominees:
01) George A. Alcorn
02) Charles R. Crisp
03) Mark G. Papa
04) H. Leighton Steward
05) Donald F. Textor
06) Frank G. Wisner

		For	Against	Abstain
2.	To ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP, independent public accountants, as auditors for the Company for the year ending December 31, 2008.	▢	▢	▢
3.	To approve the EOG Resources, Inc. 2008 Omnibus Equity Compensation Plan.	▢	▢	▢

4. In their discretion, to vote with respect to any other matters that may properly come before the meeting or any adjournment thereof.

IMPORTANT: Please date this proxy and sign exactly as your name appears above. If stock is held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and others signing in a representative capacity, please give your full titles. If a corporation, please sign in full corporate name by president or other duly authorized officer. If a partnership, please sign in partnership name by duly authorized person.

For address changes and/or comments, please check this box and write them on the back where indicated. ▢

Please indicate if you plan to attend the annual meeting. ▢ Yes ▢ No

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Harold Abernathy Ismael Abila Raymie Abney Linda Abrego Rosie Abrego Linda Acosta Derick Adams Kimberly Adams Sharon Adams Michael Adrion Amer Afifi Candelario Aguilar Amit Ahuja Roberto Alaniz
Jennifer Alba Melissa Albert Myrna Albright Mahdee Aleem Cesar Aleman Janice Alexander Joseph Alexander Sheena Ali Gabriella Aliberti Raymond Allbee Kenneth Allemand Ashley Allen Kenneth Allen
Ronald Allen Andrew Allison Ariana Alvarez Douglas Amburn Dustin Ammons Cesar Amorrortu Junior Andall Amanda Anderson Cathy Anderson Chris Anderson Donna Anderson Joseph Anderson Karen Anderson
William Anderson Francisca Andreassen Nathan Andrews Jim Anschutz Barbara Anselm Osman Apaydin Andres Arambula Kerry Archibald Blaine Ardelian Mario Arevalo Rene Argueta Erick Armentrout
Ralph Armentrout Donald Armstrong Robert Armstrong Lance Arnold Paul Arnott Leslie Ashby Carlotta Audain-Campbell Richard Austin Terry Avery Mario Avila Diane Bailey John Bailey Kathryn Bailey
Leona Bailey Michael Bailey Steven Bailey Kevin Baker Lanny Baker Amanda Baker-Fortenberry Maire Baldwin Lorraine Baline Jerry Ball John Ball F. Blaine Balmer Valeria Banks Bijay Banthia Brian Baptiste
Kristian Baptiste Randy Barber Guy Bardwell Judy Barlow Brett Barnes James Barnes Kelley Barnett Leslie Barney Lewis Barney Andrew Barrera Emilio Barrera Hector Barrera Anthony Barrett Amanda Bartlett
Kelli Barton Melissa Bass Curt Bateman Michelle Bates Dale Bawol Crystal Baxter Richard Bayes Ana Beasley Megan Beatty Michelle Beauchamp Jennifer Beavers Gary Beck John Becker Navneet Behl
Kelly Belanger Barbara Belcher Michael Bell Heather Bell Corallini Olynda Bello Adriana Benavides Tammy Benishek Rachel Benke Amanda Bennett Kristy Bennett Steven Bennett Tana Bennett Roy Benteau
Melvin Bentley, Jr. A. John Bergquist Martha Bernardini Kerry Bernas Brian Berry Timothy Berry Berwin Best Matthew Beyler Sandeep Bhakhri Jerry Biggs Albert Billman James Binegar Blaine Bischoff
Sidney Bjorlie Mindy Black Randolph Blackburn Ben Blackwelder Brad Blackwood Carolyn Bladek Sibyl Blankenship Phebe Blaylock Dana Blevins Teresa Block Gary Blundell Stanley Blundell Kenneth Bodily
Kenneth Boedeker Susan Boedeker David Boerm Daniel Bohon David Boisjolie Wendy Bone Alisa Booth Vera Boren Kyle Borrello Stewart Bosch Pam Boschmann James Bouillion Deidra Bourland Ashley Bowman
Brooke Bowman Jamie Bowman Ben Boyd John Boyd Mary Bradford Al Bradley Diane Bradley Tom Bradley Bryan Brandon Laurie Brandon Cheryl Brashear Ronald Braswell Natalie Brayton Larry Brazile
Keith Brents Joshua Bridge Lindell Bridges Mike Brietzke Susan Bright Georgia Briscoe Terry Bristol Gary Britt Rachel Britt Sonia Brittain Caron Brooke Michael Brooks Burt Broussard Amber Brown
Brandon Brown Jeff Brown Katy Brown Robert Brown Roger Brown David Brunette Linda Bruster Alecia Bryson Steven Bryson James Bucci Kerry Burdett Darryl Burger Laurel Burgess Geoff Burkart Rick Burke
Wesley Burke Eric Burkholder John Burnette Shaun Burris Amanda Burt Laurie Burt Paul Burt Richard Burton Sandra Burton Brandy Butler Lee Butler Megan Butler Scott Buttross Ron Buye Brant Buzbee
Janice Byam Barry Byars Dustin Bynum Audis Byrd Deborah Byrd Kenneth Byrd William Byrd Christina Byrom Kim Cadena Ronald Cafagna Brad Cage Robert Cahill David Cain Gary Cain Patricia Cain
Jared Calder Christopher Caldwell Victoria Calhoun Ingrid Callendar Howard Cameron Carleen Campbell Catherine Campbell David Campbell Daniel Canales Charlotte Candler Joseph Cantu Shoulian (Jack) Cao
Zhen Ying (Julie) Cao Emmett Capt Joseph Caputo John Cardin Santos Cardona Courtney Carlton Skipper Carnes Ronald Carney Noemi Carrillo Leland Carroll Robert Carroll Gary Carson Melissa Carson
Kenneth Carter Larry Carter Susan Carulli Curtis Carver Nicholas Castaneda Jesus Castillo Rebecca Castro Dennis Cates Sharon Caudill Jonathan Cave Mike Cervantes David Chadwick Paula Chaffin
Shelly Chan Lindsay Chandler John Chapman William Chapman Navin Charles Kathy-Ann Charles-Sylvester Carrie Charlton Andres Chavez Thomas Chen Linda Chenoweth Julie Cherry Ross Cherry Clara Chiew
Erin Childs Helen Chin Janice Chin-Wing Drayton Andrew Chodur Tracey Chong-Ashing Penny Chrisman Lorne Christal Beverly Christensen Kevin Christensen Michael Christensen Ryan Christensen
Sarah Christensen Elnora Christoffersen Douglas Chrumka Samie Clanton Albert Clark Brent Clark John Clark Sandra Clark Terence Clarke Eugene Clower Linda Cluiss Cole Coan Letitia Cobb Sherron Codogan
Brett Coe Bruce Coit Alison Cokus Ruby Cole Carolyn Coleman Clifton Coleman James Coleman Steven Coleman Robert Coles Chuck Collier Charles Colson Paul Connolly Erica Conroy Barry Constable
Duane Cook Karen Cook Michael Cooksey Tyler Coon Kevin Copeland Lisa Copeland Craig Cormany Neal Cormier Mike Cornell Paul Corrales Jonnathan Coston Roy Coston Stephen Couch Mary Courtney
Leon Covell III David Covill Lisa Cowan Betty Cowart Kim Cowherd Sara Cowles Mark Cox Russell Cox Tyler Cox Jack Cozart Hal Crabb Jeff Crabbe Logan Craig Alicia Craigwell Douglas Cramer Garth Cramer
Bette Cranford Janice Cravens Elma Cravy Nora Crawford Misti Creach Rachael Creel Allen Cregg Robert Crim Paul Cross Barry Crowder Phyllis Croy Stephen Croy Robin Crutchley Herminia Cruz Terry Csere
Wade Cuch Valerie Culpepper Ferdinand Cumberbatch James Cunkelman Peter Cunningham Sarah Cunningham Tracy Cunningham Nancy Currie Donna Curtice Alyse Da Costa Jesse Daggett Jeff Dahl
Donald Daisher Wendy Dalton Fassil Daniel Stella Daniels Marsha Danzell Leandro Daponte Judy Dargin Roger Dart Stephanie Daugherty Doumonyo Daukoru Bryan David Shelly Davidson Donna Davies
David Davis Douglas Davis Jodie Davis Lawrence Davis Randall Davis Jeremy Dawson Richard Day Courtney Deacon David Deal Teresa Dean Rochelle deGuzman Howard Deis Jennifer Del Tatto
Elizabeth DeLaGarza Steven DeLand Chris Delcambre Gloria DelCampo James DelCampo Joseph DelCampo Tonie DeLeon Brenda Dellinger Gregory Detillier Kent Devenport Clinton Devillier Isaac DeVilliers
Ronald Devoll Christine Dhanoo Otto Dick Debbie Dickey Eric Dille Trudy Dillon Kathleen Disla Ricky Ditto John Dixon Annette Dobson Kurt Doerr Georgeanne Dollar Richard Dollins Daniel Domingue
Manuel Dominguez Kathryn Donaldson Michael Donaldson Daryl Doodnath Timothy Dort Wallace Dow Johnny Downing Hollie Downs John Downs Rebecca Doyle Patrick Draves Timothy Driggers Candy Driscoll
Barbara Drosche Hans Dube Darrah Duchscherer Denis Dufresne Cynthia Duge James Dunford Gerald Dunham Kenneth Dunn George Dupre Brian Durman Frederick Ealand Mark Earley Karen Ebbert
Stacey Eddings James Edgeman Madeline Edgley Dianne Edwards Donald Edwards Patricia Edwards Kurt Eggebrecht Tug Eiden Cynthia Einkauf Jerome Ellard Terrence Elliot Edward Elliott Jennifer Elliott
Keith Elliott Ashley Ellis Jerald Ellis Robert Ellis Steven Ellis Ty Ellis Donna Ellsworth Lorena Ellsworth John Ellyson William Elmer Jerome Elmlinger Anna England Taggart English Ronald Ensminger Karen Erwin
Marc Eschenburg Douglas Esmond Amanda Espinosa Marcus Estes Sandra Estrada Albert Evans Betty Evans Carol Evans-Danver Robert Evanson Tanya Eyres Beverly Fabian Kathleen Fabra Clyde Faggett
James Falconi Roger Falk Timothy Farnham Laura Farquhar Ryan Farquhar Klinton Farrar Carol Faulkon Melanie Fehr Richard Fehr Len Ferguson Olga Ferrell John Ferringer Matthew Fey Trevor Fields
Thomas Fincher Daniel Fischer Heather Fjeld David Fleming Mark Fleming Jason Fleniken James Fletcher Robert Fletcher Criselda Flores Kelsey Foat Clifford Fobes Richard Fobes James Folcik Nancy Ford
Kirk Foreman Larry Formo Nancy Forrester-Suydam Edwin Forsman Cindy Forsyth Susan Forsyth Mark Fortuna Therese Foster Ilona Fournier Larry Fournier John Fowler Lonnie Fox Nancy Fox Charles Francis
Janie Franco Lydia Franco Christine Frank Deborah Franklin Danny Frederick Ashley Freeman Brian Freeman Reginald Freestone Judy Frey William Fricker Gerald Froidl Taylor Fry David Frye Laura Fuentes
Timothy Fusselman Heather Gable Jared Gabro Sharleen Gale Jeremy Galeski Barbara Ganong Stephen Garber Debra Garcia Maria Garcia Vic Garcia Cody Gardiner Kaylene Gardner Michael Gardner
Dwayne Garnett Matthew Garrison Robert Garrison Patricia Garza Lindsey Gates Richard Gauthier Debra Gay Marshall Gazette Maria Geerligs Jared Geis Virginia Gent Zola George James Gerlinger
Mark Germinario Karen Gibson Owen Gibson Jeff Gigstad Paul Gilbert Kenney Gilbreath Murray Gilhooly Victor Gilliam Melissa Gillispie Yvonne Gilmore Marilyn Giroir Donny Glanton Elmo Glover Michael Goad
Anelia Gogova Tracy Goich-Peterson Shante Goines Scott Goldsmith Frank Gomez Gregg Gomez Jose Gonzalez Rosa Gonzalez Mary Goode Ollie Goodwin Freddie Gordon Jeffrey Gordon Casey Gordy
Linda Goroniuk Mark Gorski Lisa Gosine-Alleyne Richard Goulet Amy Graham Danny Graham Dortha Gray Katherine Gray Mitchell Gray Pamela Gray Betty Green Jayne Green Rickey Green Daniel Greene
Norma Greenlee James Gregory Wendi Grieve Leslie Griffin Stanley Grimes Carrie Grin Mary Grisaffi Michael Gronholz Wayne Groo Kevin Grove Nicholas Groves Judy Guebara Joseph Guerrero Evelyn Guess
Carla Guillaume -Escalante John Guillot Michelle Gummelt Kevin Gunder Randy Gustin Laura Guzman Dalan Haase Jody Hadden Kent Hale Leta Hale Durk Hall Vivi Ann Hall Michael Hallaux Robert Halverson
Ronny Halvorson Sabrina Hamilton Phillip Hampton Debbra Hamre Cynthia Hanselman Leo Hanselman Susan Hanselman Andrew Hanson Kevin Hanzel Ricky Hardaway Bart Hardman Stacie Hare Tim Hargrove
Jeffery Harmon Robert Harmon Robert Harp Dorothy Harper Mitchell Harriman Dianne Harris Etta Harris Jamie Harris Kristina Harris Sherry Harris Steven Harrison William Harrison IV Alisha Harrypaulsingh
Burton Hartley Lance Hartwell Jordan Harvie Stephen Haskell Warren Haskell John Haskins Mark Hately James Hatfield Tammy Hatfield Ricky Hathaway Michele Hatz Gina Hauck Debbie Haugen Erin Hawkins
Gordon Haycraft William Haynes Michael Heil Lloyd Helms Jennifer Henderson Bryan Hendricks Cody Hendricks Lois Hendricks Michael Henley Dustin Henline Bryan Hennigan Carla Henry James Henry
Richard Henry Cory Hepburn Eduardo Hernandez Rosalinda Hernandez Irene Herrera Stephen Hertig Billy Hester Tom Heydt Becky Hicks Edward Hicks Jade Hicks Vicki Hietpas John Hill Van Hill Elise Hillman
Olga Hilmarsen Stephen Himes Kathryn Hinson Linda Hoagland Randy Hodgins Chris Hoefer Darby Hoffman Deanna Hoffman Myron Hoffman Edward Hohos Nathan Holder Danny Holgate Jared Holgate
Kasey Holland Sara Holland James Holley Jayne Hollier Wendell Holman Justin Holsworth June Holt Wayne Holt Shay Holte Rhonda Holtgreive Erich Holzer Tyler Homan Blake Hopkins Dean Hopp
Ashraful Hoque Garland Horak Ryan Hord Jerry Horn Stacy Horn Helen Hosein-Mulloon Marion Houser III David Houston Grace Houston Glenn Howard Stephen Howell Andrew Hoyle Donna Hradil
Robert Hubbert Michael Huber Frank Hudec John Hudec Brandy Hudson Randall Hulme Deanne Hulquist Robert Humphreys Danny Huneycutt Wan-Hsiang Hung Patricia Hunt D'Undra Hunter Lisa Hunter
Michael Huntington Douglas Hurlbut Timothy Hutchins Lee Icenhower Diana Igleheart Silvia Iglesias Jack Imboden Raymond Ingle Greg Ingram Kathleen Insley Michael Isaacs Allan Itz Elizabeth Ivers
Diana Jablonski Amber Jackson Benjamin Jackson Herschel Jackson Karl Jackson Kenneth Jackson Melinda Jackson Robert Jackson Ronnie Jackson Camille Jacobs George James Ann Janssen Darryl Janssen
Ashley Jaroszewski Renee Jarratt Lonnie Jeannerett Donna Jenkins Donna Jensen M. Teresa Jimenez Ling Jin Elizabeth Jinks Craig Jobe Barrie Johnson Bruce Johnson Byron Johnson Corby Johnson
Cynthia Johnson David Johnson Deborah Johnson Donna Johnson Geoffrey Johnson Jacob Johnson Janet Johnson Sonya Johnson Wesley Johnson David Johnston John Johnston Patricia Johnston
Jason Johnstone John Joiner Calvert Jones Casey Jones Emile Jones Gregg Jones Linda Jones Matthew Jones Raphael Jones Scott Jones Sherry Jones Tiffany Jones Jon Jorgenson James Joyce
Sheri Jurecek Shirley Kaiser James Kamis Margaret Kandle Ronald Kane Teresa Kapian Terrence Karka Olaf Karlsen Janene Kauffman Paula Keck Steven Keenan Thomas Keetley Theodore Kelly Howard Kemp
John Kennah Wilbur Kennedy Tammy Kennedy-Andrews James Kerbow Sara Kerley Kristy Keys Amanda Khan Sharif Khan Shazeeda Khan-Seemungal Robert Kidney Allison Kidwell Omar Kilday Richard King
Rick King Melinda Kinkel Jodi Kipp Carol Kirksey Timothy Kirksey Tracy Kisell Colton Kissling Trevor Kitchingham Denise Klatt Derek Klein Mildred Kleinschmidt Julie Klepac Barbara Kline Erik Kling David Knier
Gerald Knight Ronald Knippa David Kocian Donald Koenig Anthony Koester Dawn Kokaram Gina Kolb Nicole Kolbek Saul Korrodi John Kovacs Ashton Kozeal Joseph Kozeal Matthew Kozeal Wayne Kozub
Nancy Krahn Lynn Krailo Anthony Krupa Albert Kucharski Tanawan Kulachanpises Charles Kunze Sharon Kurzy Cyril Lackey Nancy Lackey Sarah Lacy Ernest LaFlure Jason LaGrega Renee Lagrone
Gordon Lain Cindy Lambert George Lambert Natalie Lamont John Landreth Jeffery Landrum Randy Landrum Thomas Landrum Joseph Landry Lee Lane John Lang Kent Langhofer Richard Lanning Reese Lantrip
Mona Largent Janice Laughery Joan Laury Peggy Lavine Jill Lawhon Jeff Lawrence Cynthia Lawson Herman Lawson Lugard Layne David Layton Kim-Hue Le Tana Lea Michael LeBaron William Leflar
Pamela Leggett Tommy Lehman Loren Leiker Philip Leimer Charles Lemon Kevin Leonce Brent Lesy Herman Leung Randolph Lewellen Clara Lewis Dan Lewis Gareth Lewis Kandedreal Lewis Katherine Lewis
Megan Lewis Neil Lewis Allen Light Gloria Light James Ligon Helen Lim Jie Lin Eric Lippincott Roberto Lira Scott Listiak Martin Livingston Elaine Lloyd Laura Lobo Brian Locke Noemi Lockhart Wendy Lockie
Milford Lockwood Conrad Lohoefer II Chelsea Long David Long Robert Long Lindell Looger Annel Lopez Brian Lopez Ernest Lopez Jerome Lopez Juan Lopez Michelle Lopez Jonathan Loreco Douglas Love
Robert Love Carolyn Lowrey Rowena Lozares Allen Luckow Jeanene Lueckemeyer Paul Lunsford Nanette Lupcho Eric Lyche Clarissia Lynn Jocelyn Lyrock Stewart MacCallum Carrie MacDonald Teryl Mackintosh
Mary Maestas Imelda Magbag Douglas Magee John Magee Darryl Magnusson Devanand Maharaj Charles Mallary Marla Mallett-Davis Davina Manohar-Ali Preston Mansor Donald Manton Catherine Manzanares
Tony Maranto Kenneth Marbach Hrvoje Maric Colleen Marples Misty Marsh Michelle Marshall Cristina Martin Heather Martin Rebecca Martin Rodney Martin Thelma Martin Antonio Martinez Vicky Martinez
Kelly Mason Phyllis Massey Cathy Mathias Mark Mathias Beverly Matthews Eric Matus Jillianne Matus Mervin Matus David May Jeffrey May Joshua May Michelle Mayo Susannah Mayo Eugene Maze
Melissa Mbride Vicki McAteer Robert McAuley Naomi McBeath Ronald McBee George McBride Robert McBryde Ricky McCaslin Kenn McComb Lee McCormick Thomas McCray Daniel McCright John McDonald
Kristine McGuire Jay McIntyre Michael McKenzie Peter McKeon Kenneth McKinley Brian McKinstry Mary McKneely Beverly McMahan Julie McMickell Lauren McMurrey Tolliver McNeill Brooks Meadows
David Meadows John Mears Gregory Meisner John Melby David Men Anthony Meyer Gail Meyer Pearl Meyer Tina Meyer Eloise Meza Tonya Michka Kenneth Middlemiss Brandon Miersch Charles Miklaski
Rudy Mikulec Rick Miles Jill Miller Matthew Miller Patricia Miller Toni Miller Winny Mills Robert Joe Milne Erica Milton David Minions Sheila Mirich Varun Mishra Shannon Misura Karen Mitchell Chris Moffat
Shazmin Mohammed Terence Mok Lisa Molinar Steven Molitor Anthony Monanti Byron Monk Jeffrey Monk Selwyn Monsegue Delores Montoya Judith Montoya Carol Monty Michael Moody Laura Moon
Leah Moon Mark Moore Aramis Morales Ronald Morgan William Morgan Douglas Morgareidge Andre Morris Andrew Morris Cheryl Morris William Morris Thomas Morrison Richard Morton Michael Moton
Pat Moya Douglas Mueller James Mullen Timothy Mullen Arthur Mullenax Raymond Mullins Edward Mumford Alonzo Munoz Linda Munoz Robert Munoz Steve Munsell Jeremy Murphy Thomas Murphy
William Murphy William Murphy Vincent Murray Daniel Murton Ramey Musgrave Christopher Myers Ralph Myers Torrey Myers Harry Nanan Yolanda Naranjo Amy Nash Shareen Nash Daniel Nasser Camille Nath
Juanita Nava Debra Navratil Corina Neagu Heather Nealson Brian Neemar John Neffendorf Jimmy Nelson Douglas Ness Shona Ness Adrian Neumann Amanda Neville Mike Newell Hanh Nguyen Tuyen Nguyen
Judy Nichols Kory Nickell Randy Nielsen Thomas Nielsen Richard Nies Ornson Niles Xiaomei Ning Sherly Nissing Scott Nordstrom Joel Noronha Tracey Norris Bobbie Norton Eunice Nova Lori Nugent
Timothy Nugent Janie Null Terry Nunn Martha Nutter Frank Nye Kolton Obritsch Ronald Oden Lori Odom John O'Donnell Amos Oelking III Anders Ogren Julie Ogren John O'Hair Rebecca Olney Daniel
Olson Peter O'Mara Darla O'Neill David O'Neill D. Alexander Orr Jay Orr Juan Ortegon, Jr. Diane Ortiz Richard Ott Danny Otts Yiyin Ou Ray Owsley Cletus Packineau Andrew Pakes Gregory Palko Debra Palmer
John Palmer Ronald Palmer Mike Palmquist Payal Pandey Elizabeth Panfely Sirish Panta Mark Papa Tracy Pape Alicia Parent Ki Park Jinay Parker Kevin Parker Theodore Parrish Curtis Parsons Larry Partain
Amy Patterson Barbara Paul William Pauly Bryan Payne Debrah Payne Annette Pearsall Philip Pearson Richard Pedder David Pederson Sally Pement Paul Pendleton Gary Peng Kevin Penner Sterling Pereira
Kim Perez Stacy Perez Jason Perkins David Perkinson Sandra Perko Nanne Persad Vanessa Pete Joseph Peter Donald Peters Joel Peterson Michael Petree Russell Petry Timothy Petta James Pettibone
Joel Pettit Angela Pettus Dorothy Pflughaupt Tai Pham Kellie Phea Georgia Phillips Kenneth Phillips Nestor Phillips Stanley Phillips Laura Piasecki Sammy Pickering Chester Pieprzica Scott Pilling Silvestre Pineda
Karen Pitman Donald Pitts Frederick Plaeger Gregory Plesche Darcy Poncsak Eugene Poole Batina Poorbaugh Marc Porter Jennifer Potter Gary Poulain Walker Powe Allun Powell Earnest Powell Virginia Powers
Roy Powledge Ashok Prakash Steven Pratt Donald Presenkowski Mark Prestridge Debbie Price Susan Price Christina Prigmore Ralph Proksell Stephen Proksell Cynthia Pulliam Peter Pumilia James Pusley
Michael Quinn Shelley Quiring Jonathan Rabe Shawn Racca Marjorie Rael Nick Raev Elizabeth Ramirez Luz Ramirez Rodolfo Ramirez Ann Ramlochan Andrew Ramsay George Ramsey, Jr. Navindra Ramsingh
Tyeisha Randle Eric Rasmussen Julie Rasmussen Rance Rasmussen Jimmy Redfearn Gilberda Reed William Reed Cheryl Reese Anna Reeves Kathleen Reeves Joe Reitz Russell Reitz Justin Reitzer Terry Rekdal
Christina Resendez-Underwood Brady Reuter Julia Rey Ruth Reyes Jarrod Reynolds Daniel Rhodes Fred Rhodes Richard Rhodes Darrell Rice Amber Rich John RiChard Meredith Richardson Mark Richeson
Todd Ridgway Janice Riedel Clarence Ries Jerry Rietveld Jeffrey Risinger Kimberly Risner Marisa Rivera Roy Roach Wilbur Roane Raymond Roark John Robalin Robbie Robbins Clifford Roberts Janna Roberts
Steven Robertson Lisa Robichaux-Jones Rita Robicheaux Bettie Robinson Carl Robinson Eric Robinson Lynita Robinson Samuel Robinson Kaye Rockel Elitha Rocke-Maharaj Jeanne Rodgers John Rodgers
Scott Rodgers Debra Rodieck Benito Rodriguez Nora Rodriguez Rocio Rodriguez Victor Rodriguez Oliver Roenitz Dana Roesler Marnie Rogers Sheila Rogers David Rolando Linda Romano Larry Romero, Jr.
Oscar Rosas Michael Rosato Gregory Rose Randy Rose Isabelle Rosen Cindi Rosenau Arlene Ross George Ross Vicki Ross Tara Rosser Sarah Rotermann Bridget Row Bret Rowland Joshua Roy
Stephen Ruiz Douglas Runkel Michelle Russell Jeanette Rutherford Rodney Rutherford Deborah Ryan Mel Ryan Amy Rybacki Paul Sacco Joseph Sadler Teresa Sadlowski David Saldivar Ellen Saldivar Ivan Salick
Gina Salinas Leah Sam Linda Samford David Sammons Timothy Samson Inocente Sanchez Melissa Sandbeck Bobby Sanders Doyle Sanders Danny Sandifer Alan Sanford Elva Santillan Mankay Saranthus
Edgar Sarmiento Rodrigo Saucedo Roderick Sauter James Schaefer Amber Schafer Brenda Schamehorn Rick Schatz Wendi Scheier Preston Schell Shayla Schell Shane Schick Gary Schill Darla Schmaltz
Jerry Schmaltz Brian Schmidt Jon Schmidt Gerald Schneider Maria Schneider Shane Schneider Keith Schnurer Margaret Schroeder Helen Schroller Leann Schroller Paul Schuler Frederick Schultz
Jerome Schultz Alfreda Schulz Charles Schwab J. Schween Kim Schwoerke Dolores Scotka Andrew Scott Andrew Scott Jay Scudder Marion Sczykutowicz Curtis Searle Urban Seay Edmund Segner Brian Sehn
Mel Sehn Susan Seibold Lauren Seidman Markie Senn Hector Serna Bodee Sessions Christopher Settle Diana Sewdass-Dabiedeen Larry Seymour Gregory Shaffer Pamela Shaffer Douglass Sharp Alison Sharratt
Matthew Sharrock Donald Shaw John Sheehan Melissa Sheffield Donald Shelden Delmer Shelton Joel Shelton Sailatha Shenoy Sidney Shepperd Richard Sherley Ying Shi Shawna Shipley Dennis Shipp
Tracy Shipp Serina Shook Dale Short Michael Shultz Michael Sickon Madiha Siddiqi Jacqueline Sides Daryl Siebens Maria Sifuentes Austin Silcox Amanda Simmons Charles Simons Jennifer Simpson
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John Spradley Stephanie Spriggins Abiola Spring Terrie Springman Manuel Staffero Jack Staley Randall Stanger Patricia Stanley Bridgett Staples Sherene Starr Kelly Steadman Morgan Steele Lisa Steele-Pujadas
Patti Steely Walter Stefanik Brenda Stephens Gary Stephens Clifford Stephenson Martha Sterner Carrie Stevens Colleen Stevens Phillip Stevens Inelda Stevenson Eric Stewart Kent Stewart Kenneth Stillman
Jerry Stinson Jacob Stippel Duane Stockert Jeffrey Stofa Logan Stokes Terry Stone Rex Stout Hugh Stowe Cindy Stowell Joshua Stralow Jeffrey Strausser Elton Street Gregory Strickland Vicky Strom
John Studt Melissa Sturm Jason Sugg Suvarna Sule Matthew Sullivan April Summersill Haiting Sun Tommy Sutton Russell Swan Brian Swanson David Swauger Robert Swetnam Richard Swimm Sundai Swinney
Sharon Sword James Szenasy Valarie Taber Cody Tague Dennis Taylor Edward Taylor Jeane Taylor Kenneth Taylor Althy Teague Ralph Telford James Terando Mickenzie Thacker Tyson Thacker Kyle Thebeau
Cody Thiel Geoffrey Thiessen Eileen Thoede Angela Thomas Gary Thomas Jeremiah Thomas Joseph Thomas Kimberly Thomas Melva Thomas Rita Thomas William Thomas Brett Thompson Donna Thompson
Gloria Thompson James Thompson Jenny Thompson John Thompson Robert Thompson Mark Thorne Heather Thurman Randall Thurmond Dewayne Tidwell James Tilley Gina Tobey Tiffany Tocco Brent Tocher
Ola Tompkins Vickie Toomes Rose Topacio Nora Torres Patrick Tower Linda Tran Keith Trasko Sandy Traughber Steven Travis David Trice Maggie Trinh Jonell Trodlier Delbert Trolinder John Troschinetz
Joseph Troupe Bella Trudel Sandy Truong Linda Tucker Vail Tucker Dan Tuer Larry Turbville Cameron Turnbull Derrick Turner Linda Turner Sonja Turner Lawrence Tuttle Tull Umphres Dustin Upton Andrea Urciuoli
Vance Utri David Vague Pamela Vail Lydia Valdez Brian Valencia Steven Valero Kevin Vanbeselaere Stephen Vance Merrick Vanderslice Cynthia VanRanken Michael Vargo Martha Varice Terry Vaughn
Evelyn Vauthier Jennifer Vega Emiliano Vela Stanunathan Venkatachalam George Vieira Maria Vilches Jose Villalobos Timothy Vogler Andrew Volk Prody Vong Bruce Voshall Clarence Vote George Vouronikas
Denise Wade Dallas Wagner Frederic Wagner Jessica Wagner Judith Wagner Ladonna Wagner Dennis Wagstaff Roger Wainwright Jessica Waldon Doug Waliko Casey Walk Gary Walker Wanda Walls Joseph Walthall
Deborah Walther Cynthia Walton Michaella Walton Martin Wang Allan Wanner Rebecca Wanner Ralph Warby William Wardlaw Jacqueline Warner Deryck Warren Freddie Warren Andrew Washburn Alan Watkins
Danielle Watson Karon Watson Gary Wears Heidi Webb Cody Weddle Robert Weeks Kenneth Weiland Tyson Weinberger Chad Weisenburger Sharon Weisser Janet Welch John Welch Michael Welch Ron Welch
Katherine Wells Nathan Wells Ronald Wells Robert Welsh Tonya Wemm Steven Wentworth Jeffrey Wenz Kari Wenz Timothy Wernicke Robert West Erica Westphalen James Whaley George Wheat Leesa White
Michael White Stephen White Taryn White Donald Whitmer Richard Whittingham John Whittington Robbie Wiggins Austin Wight John Wilkins Nancy Wilkins Robert Wilkins Dan Wilkirson Dale Willenbring Ronald Willett
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Robert Wilson Roger Wilson Walter Wilson Corey Windham William Winkelman Matthew Winnier Sharron Winter George Witman Mary Womack Andrew Wong Barbara Wood Leonard Wood Michelle Wood
Eldon Woodard David Woods Pat Woods Billy Wooldridge Heath Work Amanda Worley Lloyd Woychuk David Wright David Wright Robert Wylie Theresa Wysocki Ezra Yacob Rachael Yates Michael Ybarra Angie Young
Chelsey Young Craig Young Kathryn Young Dianne Younger Jennifer Yu Qian Yu Angela Yule April Zak Andrea Zambo Sarah Zankey Jeffrey Zawila Victor Zebak Thomas Zeltmann Craig Zempel Tiejun Zhu Aneta Zuczek

eog resources

1111 Bagby, Sky Lobby 2
Houston, Texas 77002

P.O. Box 4362
Houston, Texas 77210-4362
(713) 651-7000

www.eogresources.com


END